    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1997
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             DATAWORKS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          CALIFORNIA                        7373                        33-0209937
                                                              (I.R.S. EMPLOYER IDENTIFICATION
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL             NUMBER)
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)

                            ------------------------

                             DATAWORKS CORPORATION
                    5910 PACIFIC CENTER BOULEVARD, SUITE 300
                          SAN DIEGO, CALIFORNIA 92121
                           TELEPHONE: (619) 546-9600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               STUART W. CLIFTON
          CHIEF EXECUTIVE OFFICER, PRESIDENT AND CHAIRMAN OF THE BOARD
                             DATAWORKS CORPORATION
                    5910 PACIFIC CENTER BOULEVARD, SUITE 300
                          SAN DIEGO, CALIFORNIA 92121
                           TELEPHONE: (619) 546-9600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

           FREDERICK T. MUTO, ESQ.                        T. MICHAEL HIRD, ESQ.
             THOMAS A. COLL, ESQ.                     PILLSBURY MADISON & SUTRO LLP
              COOLEY GODWARD LLP                      101 WEST BROADWAY, SUITE 1800
       4365 EXECUTIVE DRIVE, SUITE 1100              SAN DIEGO, CALIFORNIA 92101-8219
         SAN DIEGO, CALIFORNIA 92121                    TELEPHONE: (619) 544-3176
          TELEPHONE: (619) 550-6000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As promptly as practicable after this Registration Statement becomes effective and after the effective time of the proposed Merger described in this Registration Statement.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                                                     PROPOSED
                                                    PROPOSED         MAXIMUM
    TITLE OF EACH CLASS OF                      MAXIMUM OFFERING    AGGREGATE        AMOUNT OF
       SECURITIES TO BE          AMOUNT TO BE      PRICE PER         OFFERING       REGISTRATION
          REGISTERED            REGISTERED(1)       SHARE(2)         PRICE(2)           FEE
--------------------------------------------------------------------------------------------------
Common Stock, no par value.... 4,132,621 shares     $15.125        $62,505,892        $18,942
==================================================================================================

(1) Represents the number of shares of Common Stock, including shares issuable upon exercise of options, of the Registrant which may be issued to former securityholders of Interactive Group, Inc. ("Interactive") pursuant to the Merger described herein.

(2) Each share of Common Stock of Interactive will be converted into 0.8054 of a share of Common Stock of the Registrant pursuant to the Merger described herein. Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, the registration fee has been calculated based on the average of the high and low sale prices per share of the Registrant's Common Stock as of August 8, 1997 as reported on the Nasdaq National Market.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                             DATAWORKS CORPORATION
                    5910 PACIFIC CENTER BOULEVARD, SUITE 300
                          SAN DIEGO, CALIFORNIA 92121
                               [AUGUST   ], 1997

Dear Fellow Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders (the "Special Meeting") of DataWorks Corporation, a California corporation ("DataWorks"), which will be held on [September 29,] 1997 at , local time, at DataWorks' offices at 5910 Pacific Center Boulevard, Suite 300, San Diego, California.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to (i) approve and adopt an Agreement and Plan of Merger and Reorganization, dated July 31, 1997 (the "Merger Agreement"), among DataWorks, DataWorks Acquisition Sub, Inc., a newly formed, wholly owned Delaware subsidiary of DataWorks ("DataWorks Sub"), and Interactive Group, Inc., a Delaware corporation ("Interactive"), (ii) approve the merger (the "Merger") of DataWorks Sub with and into Interactive, pursuant to which, among other things, DataWorks Sub will cease to exist and Interactive will survive as a wholly owned subsidiary of DataWorks (collectively, the "Merger Proposal") and (iii) approve an amendment to the Bylaws of DataWorks to provide that the authorized number of directors be at least five and no more than nine (the "Bylaw Amendment"). As a result of the Merger, each outstanding share of Interactive Common Stock (other than any shares of Interactive Common Stock owned by DataWorks, Interactive, DataWorks Sub or any direct or indirect wholly owned subsidiary of DataWorks or Interactive) will be converted into the right to receive 0.8054 of a share of DataWorks Common Stock (the "Exchange Ratio"). In addition, options and warrants to acquire Interactive Common Stock will be converted as a result of the Merger into equivalent options and warrants for DataWorks Common Stock, based upon the Exchange Ratio. If the requisite approval of the shareholders of DataWorks and the stockholders of Interactive is received and other conditions to the Merger are satisfied or waived, the Merger is expected to be consummated on or promptly after [September 29,] 1997.

     In the material accompanying this letter, you will find a Notice of Special Meeting of Shareholders and a Prospectus/Joint Proxy Statement relating to the actions to be taken by DataWorks shareholders at the Special Meeting. The Prospectus/Joint Proxy Statement more fully describes the proposed Merger and the other proposals submitted hereby and includes information about DataWorks and Interactive. I urge you to read the Prospectus/Joint Proxy Statement carefully.

     After careful consideration, your Board of Directors has unanimously approved the Merger Agreement and the transactions provided for therein and has concluded that these proposals are in the best interests of DataWorks and its shareholders. In addition, in connection with its approval of the proposed Merger, the Board of Directors has received a written opinion from its financial advisor, Lehman Brothers Inc. ("Lehman Brothers"), to the effect that the Exchange Ratio is fair, from a financial point of view, to DataWorks. A copy of Lehman Brothers' written opinion, which sets forth a description of the assumptions made, matters considered and limits of Lehman Brothers' review, is attached to the accompanying Prospectus/Joint Proxy Statement as Appendix B, and DataWorks shareholders are urged to read carefully the opinion in its entirety. Your Board of Directors has unanimously recommended that the shareholders of DataWorks approve the Merger Proposal and the Bylaw Amendment.

     Approval of the Merger Agreement, the Merger and the Bylaw Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of DataWorks Common Stock. Certain executive officers and directors of DataWorks owning in the aggregate approximately 20% of the outstanding DataWorks Common Stock have each agreed to vote or direct the vote of all DataWorks Common Stock over which they have voting power or control in favor of the Merger Agreement and the Merger.

     I urge you to vote FOR approval of the Merger Proposal and the Bylaw Amendment. On behalf of your Board of Directors, thank you for your support.

                                          Sincerely,

                                          Stuart W. Clifton
                                          Chairman of the Board, President
                                          and Chief Executive Officer

                             DATAWORKS CORPORATION
                    5910 PACIFIC CENTER BOULEVARD, SUITE 300
                          SAN DIEGO, CALIFORNIA 92121
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON [SEPTEMBER 29], 1997

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Special Meeting") of DataWorks Corporation, a California corporation ("DataWorks"), will be held on [September 29,] 1997 at , local time, at DataWorks' offices at 5910 Pacific Center Drive, Suite 300, San Diego, California.

     The special meeting is for the following purposes:

     1. To consider and vote upon a proposal to (i) approve and adopt an Agreement and Plan of Merger and Reorganization, dated July 31, 1997, among DataWorks, DataWorks Acquisition Sub, Inc., a newly formed, wholly owned Delaware subsidiary of DataWorks ("DataWorks Sub"), and Interactive Group, Inc., a Delaware corporation ("Interactive"), (ii) approve the merger of DataWorks Sub with and into Interactive, pursuant to which, among other things, DataWorks Sub will cease to exist and Interactive will survive as a wholly owned subsidiary of DataWorks (the "Merger") and (iii) approve an amendment to the Bylaws of DataWorks to provide that the authorized number of directors be at least five and no more than nine. As a result of the Merger, each outstanding share of Interactive Common Stock (other than any shares of Interactive Common Stock owned by DataWorks, Interactive, DataWorks Sub or any direct or indirect wholly owned subsidiary of DataWorks or Interactive) will be converted into the right to receive 0.8054 of a share of DataWorks Common Stock. In addition, options and warrants to acquire Interactive Common Stock will be converted as a result of the Merger into equivalent options and warrants for DataWorks Common Stock, based upon the Exchange Ratio.

     2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     The foregoing items of business are more fully described in the Prospectus/Joint Proxy Statement accompanying this Notice.

     Holders of DataWorks Common Stock may be entitled to dissenters' rights with respect to the proposed Merger by complying with Chapter 13 of the California General Corporation Law (the "California Law"). See "Approval of the Merger and Related Transactions--Dissenters' Rights of DataWorks Shareholders" and Appendix D to this Prospectus/Joint Proxy Statement which sets forth Chapter 13 of the California Law.

     THE BOARD OF DIRECTORS OF DATAWORKS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ALL OF THE PROPOSALS DESCRIBED ABOVE.

     Only holders of record of DataWorks Common Stock at the close of business on [August 20], 1997 are entitled to notice of, and will be entitled to vote at, the Special Meeting or any adjournment or postponement thereof.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Rick E. Russo
                                          Secretary

San Diego, California
[August   ,] 1997

                            INTERACTIVE GROUP, INC.
                            5095 MURPHY CANYON ROAD
                          SAN DIEGO, CALIFORNIA 92123

                               [AUGUST   ], 1997

Dear Fellow Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of Interactive Group, Inc., a Delaware corporation
("Interactive"), which will be held on [September 29,] 1997 at      o'clock
a.m., local time, at Interactive's offices at 5095 Murphy Canyon Road, San Diego, California.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to (i) approve and adopt an Agreement and Plan of Merger and Reorganization, dated July 31, 1997 (the "Merger Agreement"), among Interactive, DataWorks Corporation, a California corporation ("DataWorks"), and DataWorks Acquisition Sub, Inc., a newly formed, wholly owned Delaware subsidiary of DataWorks ("DataWorks Sub"), and (ii) approve the merger (the "Merger") of DataWorks Sub with and into Interactive, pursuant to which, among other things, DataWorks Sub will cease to exist and Interactive will survive as a wholly owned subsidiary of DataWorks (collectively, the "Merger Proposal"). As a result of the Merger, each outstanding share of Interactive Common Stock (other than any shares of Interactive Common Stock owned by DataWorks, Interactive, DataWorks Sub or any direct or indirect wholly owned subsidiary of DataWorks or Interactive) will be converted into the right to receive 0.8054 of a share of DataWorks Common Stock (the "Exchange Ratio"). In addition, options and warrants to acquire Interactive Common Stock will be converted as a result of the Merger into equivalent options and warrants for DataWorks Common Stock, based upon the Exchange Ratio. If the requisite approval of the shareholders of DataWorks and the stockholders of Interactive is received and other conditions to the Merger are satisfied or waived, the Merger is expected to be consummated on or promptly after [September 29,] 1997.

     ADDITIONAL INFORMATION REGARDING THE MERGER AND THE MERGER AGREEMENT IS SET FORTH IN THE ACCOMPANYING PROSPECTUS/JOINT PROXY STATEMENT AND THE APPENDICES THERETO, WHICH YOU ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY.

     The Board of Directors of Interactive has carefully considered the terms and conditions of the proposed Merger. In addition, in connection with its approval of the proposed Merger, the Board of Directors of Interactive has received a written opinion dated July 31, 1997, from its financial advisor, UBS Securities LLC ("UBS Securities"), to the effect that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of Interactive Common Stock. A copy of the written opinion of UBS Securities, which sets forth a description of the assumptions made, matters considered and limits of the review by UBS Securities, is attached to the accompanying Prospectus/Joint Proxy Statement as Appendix C, and Interactive stockholders are urged to read carefully this opinion in its entirety.

     YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, INTERACTIVE AND THE INTERACTIVE STOCKHOLDERS. ACCORDINGLY, THE BOARD RECOMMENDS THAT INTERACTIVE STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Approval of the Merger Agreement and the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Interactive Common Stock. Certain executive officers and directors of Interactive owning in the aggregate approximately 39% of the outstanding Interactive Common Stock have each agreed to vote or direct the vote of all Interactive Common Stock over which they have voting power or control in favor of the Merger Agreement and the Merger.

     In view of the importance of the action to be taken at this Special Meeting of Interactive stockholders, we urge you to review carefully the accompanying Notice of Special Meeting of Stockholders and the Prospectus/Joint Proxy Statement, including the appendices thereto, which also include information on DataWorks and Interactive. Whether or not you expect to attend the Special Meeting, please complete, sign and date the enclosed proxy and return it as promptly as possible.

                                          Sincerely,

                                          Robert C. Vernon
                                          Chairman of the Board, Chief
                                          Executive Officer and Secretary

                            INTERACTIVE GROUP, INC.
                            5095 MURPHY CANYON ROAD
                          SAN DIEGO, CALIFORNIA 92123

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON [SEPTEMBER 29], 1997

     NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the "Special Meeting") of Interactive Group, Inc., a Delaware corporation ("Interactive"), will be held on [September 29], 1997, at o'clock a.m., local time, at Interactive's offices at 5095 Murphy Canyon Road, San Diego, California.

     The Special Meeting is for the following purposes:

     1. To consider and vote upon a proposal to (i) approve and adopt an Agreement and Plan of Merger and Reorganization dated July 31, 1997 (the "Merger Agreement"), among Interactive, DataWorks Corporation, a California corporation ("DataWorks"), and DataWorks Acquisition Sub, Inc., a newly formed, wholly owned Delaware subsidiary of DataWorks ("DataWorks Sub"), and (ii) approve the merger of DataWorks Sub with and into Interactive (the "Merger"), pursuant to which, among other things, DataWorks Sub will cease to exist and Interactive will survive as a wholly owned subsidiary of DataWorks. As a result of the Merger, each outstanding share of Interactive Common Stock (other than shares of Interactive Common Stock owned by DataWorks, Interactive, DataWorks Sub or any direct or indirect wholly owned subsidiary of DataWorks or Interactive) will be converted into the right to receive 0.8054 of a share of DataWorks Common Stock. In addition, options and warrants to acquire Interactive Common Stock will be converted as a result of the Merger into equivalent options and warrants for DataWorks Common Stock, based upon the Exchange Ratio.

     2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     The foregoing items of business are more fully described in the Prospectus/Joint Proxy Statement accompanying this Notice.

     THE BOARD OF DIRECTORS OF INTERACTIVE UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ALL OF THE PROPOSALS DESCRIBED ABOVE.

     Only the holders of record of Interactive Common Stock at the close of business on [August 20], 1997 are entitled to notice of, and will be entitled to vote at, the Special Meeting or at any adjournment or postponement thereof.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Robert C. Vernon
                                          Chairman of the Board, Chief
                                          Executive Officer and Secretary

San Diego, California
[August   ], 1997

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST   , 1997
PROSPECTUS

                             DATAWORKS CORPORATION
                                   PROSPECTUS
                            ------------------------

                             DATAWORKS CORPORATION

                                      AND

                            INTERACTIVE GROUP, INC.

                             JOINT PROXY STATEMENT

     This Prospectus/Joint Proxy Statement is being furnished to the shareholders of DataWorks Corporation, a California Corporation ("DataWorks"), on behalf of the DataWorks Board of Directors (the "DataWorks Board") for use at the Special Meeting of Shareholders of DataWorks to be held on [September 29,]
1997 at           , local time, at DataWorks' offices at 5910 Pacific Center
Boulevard, Suite 300, San Diego, California, and at any adjournments or postponements thereof (the "DataWorks Meeting").

     This Prospectus/Joint Proxy Statement is also being furnished to the stockholders of Interactive Group, Inc., a Delaware corporation ("Interactive"), on behalf of the Interactive Board of Directors (the "Interactive Board") for use at the Special Meeting of Stockholders of Interactive to be held on
[September 29,] 1997 at           , local time, at Interactive's offices at 5095
Murphy Canyon Road, San Diego, California, and at any adjournments or postponements thereof (the "Interactive Meeting").

     The DataWorks Meeting and the Interactive Meeting are being called in connection with the proposed merger of DataWorks Acquisition Sub, Inc., a newly formed, wholly owned Delaware subsidiary of DataWorks ("DataWorks Sub"), with and into Interactive (the "Merger"), pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated July 31, 1997, among DataWorks, DataWorks Sub and Interactive. The Merger will be consummated on the terms and subject to the conditions set forth in the Merger Agreement, as a result of which (i) DataWorks Sub will cease to exist and Interactive will survive as a wholly owned subsidiary of DataWorks, and (ii) each outstanding share of Interactive Common Stock (other than any shares of Interactive Common Stock owned by DataWorks, Interactive, DataWorks Sub or any direct or indirect wholly owned subsidiary of DataWorks or Interactive) will be converted into the right to receive 0.8054 of a share of DataWorks Common Stock (the "Exchange Ratio"). In addition, options and warrants to acquire Interactive Common Stock will be converted as a result of the Merger into equivalent options and warrants for DataWorks Common Stock, based upon the Exchange Ratio.
                            ------------------------

     NO PERSON HAS BEEN AUTHORIZED BY DATAWORKS OR INTERACTIVE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/JOINT PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DATAWORKS, INTERACTIVE OR ANY OTHER PERSON. THIS PROSPECTUS/JOINT PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OR THE SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

     NEITHER THE DELIVERY OF THIS PROSPECTUS/JOINT PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS/JOINT PROXY STATEMENT RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SINCE THE DATE
HEREOF.                                                 (Continued on next page)
                            ------------------------

     THE DATE OF THIS PROSPECTUS/JOINT PROXY STATEMENT IS AUGUST   , 1997.

     DataWorks Common Stock and Interactive Common Stock are listed on the Nasdaq National Market under the symbols "DWRX" and "INTE," respectively. It is a condition of the obligations of DataWorks and Interactive to consummation of the Merger that the shares of DataWorks Common Stock to be issued in the Merger be approved for listing on the Nasdaq National Market. Following consummation of the Merger, Interactive Common Stock will be removed from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will no longer be listed on the Nasdaq National Market (as DataWorks will be the sole holder thereof).

     Because the Exchange Ratio is fixed, changes in the market price of DataWorks Common Stock will affect the dollar value of DataWorks Common Stock to be received by stockholders of Interactive in the Merger. Shareholders of DataWorks and stockholders of Interactive are encouraged to obtain current market quotations for DataWorks Common Stock and Interactive Common Stock prior to the Interactive Meeting.

     This Prospectus/Joint Proxy Statement also constitutes the Prospectus of DataWorks with respect to the shares of DataWorks Common Stock to be issued in the Merger in exchange for outstanding shares of Interactive Common Stock. Based upon the capitalization of Interactive as of the close of business on the Record Date, an aggregate of approximately 3,700,000 shares of DataWorks Common Stock (the "Merger Consideration") will be issued in the Merger, and DataWorks will assume all outstanding Interactive options and warrants which will be converted
into options and warrants to acquire approximately           additional shares
of DataWorks Common Stock.

     Holders of DataWorks Common Stock may be entitled to dissenters' rights with respect to the proposed Merger by complying with Chapter 13 of the California General Corporation Law (the "California Law"). See "Approval of the Merger and Related Transactions--Dissenters' Rights of DataWorks Shareholders" and Appendix D to this Prospectus/Joint Proxy Statement which sets forth Chapter 13 of the California Law.

     If the requisite approvals of the shareholders of DataWorks and the stockholders of Interactive are received and other conditions to the Merger are satisfied or waived, the Merger is expected to be consummated on or promptly after [September 29,] 1997 (the "Closing").

     All information contained or incorporated by reference in this Prospectus/Joint Proxy Statement relating to DataWorks or DataWorks Sub has been supplied by DataWorks, and all information contained in this Prospecuts/Joint Proxy Statement relating to Interactive has been supplied by Interactive.

     This Prospectus/Joint Proxy Statement is first being mailed to shareholders
of DataWorks and stockholders of Interactive on or about [August   ,] 1997.

     THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROSPECTUS/JOINT PROXY STATEMENT. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. SHAREHOLDERS OF DATAWORKS AND STOCKHOLDERS OF INTERACTIVE ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROSPECTUS/JOINT PROXY STATEMENT IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS," BEGINNING ON PAGE .
                            ------------------------

     THE SHARES OF DATAWORKS COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/JOINT PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................     2
SUMMARY...............................................................................     4
RISK FACTORS..........................................................................    19
  Integration of Operations...........................................................    19
  Fluctuations in Quarterly Operating Results.........................................    19
  Competition.........................................................................    20
  Ability to Recruit Sales, Service and Implementation Personnel......................    21
  Introduction of ECS System..........................................................    21
  Integration of DataWorks and DCD Corporation Operations.............................    22
  Integration of Interactive and Just-In-Time Enterprise Systems, Inc. ("JIT")
     Operations.......................................................................    22
  Management of Growth................................................................    22
  Dependence on Key Employees.........................................................    22
  Dependence on Principal Products....................................................    23
  Rapid Technological Change and New Products.........................................    23
  Dependence on Manufacturing Industry................................................    23
  Dependence on Third Party Software and Hardware.....................................    24
  International Operations and Risk of International Sales............................    24
  Intellectual Property and Proprietary Rights........................................    24
  Product Liability...................................................................    25
  Influence of Existing Shareholders..................................................    25
  Possible Volatility of Stock Price..................................................    25
  Effect of Certain Charter Provisions................................................    25
  Additional Shares to be Issued by DataWorks; Shares Eligible for Future Sale........    25
THE DATAWORKS MEETING.................................................................    27
THE INTERACTIVE MEETING...............................................................    29
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS.......................................    31
  Background of the Merger............................................................    31
  DataWorks' Reasons for the Merger...................................................    35
  DataWorks Board Recommendation......................................................    35
  Interactive's Reasons for the Merger................................................    36
  Interactive Board Recommendation....................................................    36
  Opinion of Lehman Brothers Inc......................................................    36
  Opinion of UBS Securities LLC.......................................................    41
  Amendment of DataWorks Bylaws.......................................................    46
  Interests of Certain Persons in the Merger..........................................    47
  Regulatory Matters..................................................................    47
  Certain Federal Income Tax Matters..................................................    47
  Accounting Treatment................................................................    50
  Dissenters' Rights of DataWorks Shareholders........................................    50
  No Appraisal Rights of Interactive Stockholders.....................................    51
TERMS OF THE MERGER...................................................................    53
  Effective Date......................................................................    53
  Manner and Basis for Converting Shares..............................................    53
  Effect of the Merger................................................................    54
  Treatment of Employee Equity Benefit Plans and Warrants.............................    55

                                                                                        PAGE
                                                                                        ----
  Stock Ownership Following the Merger................................................    55
  Representations and Warranties......................................................    55
  Covenants...........................................................................    56
  No Solicitation.....................................................................    57
  Conditions to the Merger............................................................    58
  Termination of the Merger Agreement.................................................    59
  Effect of Termination...............................................................    60
  Break-Up Fees.......................................................................    60
  Indemnification and Insurance.......................................................    60
  Merger Expenses and Fees and Other Costs............................................    60
  Related Agreements..................................................................    61
  Affiliates' Restrictions on Sale of DataWorks Common Stock..........................    63
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION..........................    64
INTERACTIVE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................    68
INTERACTIVE BUSINESS..................................................................    76
INTERACTIVE MANAGEMENT................................................................    87
INTERACTIVE PRINCIPAL STOCKHOLDERS....................................................    89
COMPARISON OF RIGHTS OF DATAWORKS SHAREHOLDERS AND INTERACTIVE STOCKHOLDERS...........    90
EXPERTS...............................................................................    97
LEGAL MATTERS.........................................................................    98
INDEX TO FINANCIAL STATEMENTS.........................................................   F-1

THE FOLLOWING APPENDICES ALSO CONSTITUTE PART OF THIS PROSPECTUS/JOINT PROXY
STATEMENT:

A   -- Agreement and Plan of Merger and Reorganization
B   -- Opinion of Lehman Brothers Inc.
C   -- Opinion of UBS Securities LLC
D   -- Chapter 13 of the California General Corporation Law
E   -- Proposed Amendment to Bylaws of DataWorks Corporation

                             AVAILABLE INFORMATION

     DataWorks and Interactive are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

     Under the rules and regulations of the Commission, the solicitation of proxies from stockholders of Interactive to approve the Merger Proposal constitutes an offering of the DataWorks Common Stock to be issued in connection with the Merger. Accordingly, DataWorks has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering (as amended from time to time, the "Registration Statement"). This Prospectus/Joint Proxy Statement constitutes the prospectus of DataWorks that is filed as part of the Registration Statement. Other parts of the Registration Statement are omitted from this Prospectus/Joint Proxy Statement in accordance with the rules and regulations of the Commission. Copies of the Registration Statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the regional offices of the Commission referred to above, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

     Statements made in this Prospectus/Joint Proxy Statement concerning the contents of any contract, agreement or other document accurately describe the material provisions of such contract, agreement or other document but are not necessarily complete. With respect to each contract or other document filed as an exhibit to the Registration Statement or attached as an appendix to the Prospectus/Joint Proxy Statement or otherwise filed with the Commission, reference is hereby made to that exhibit or appendix for a more complete description of the matter involved, and each such statement is hereby qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by DataWorks pursuant to the Exchange Act (File No. 0-26814) are incorporated by reference in this Prospectus/Joint Proxy Statement:

          1. DataWorks' Current Report on Form 8-K dated July 31, 1997;

          2. DataWorks' Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

          3. DataWorks' Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

          4. DataWorks' Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          5. DataWorks' Proxy Statement for the 1997 Annual Meeting of Shareholders filed pursuant to Rule 14a6 of the Exchange Act; and

          6. The description of DataWorks Common Stock contained in DataWorks' Registration Statement on Form 8-A filed with the Commission on September 20, 1995.

     All documents and reports filed by DataWorks pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this Prospectus/Joint Proxy Statement and the date of the DataWorks Meeting and the Interactive Meeting shall be deemed to be incorporated by reference in this Prospectus/Joint Proxy Statement and to be part hereof from the dates of filing of such documents and reports.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified and superseded.

     THIS PROSPECTUS/JOINT PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, UPON ORAL OR WRITTEN REQUEST BY ANY PERSON TO WHOM THIS PROSPECTUS/JOINT PROXY STATEMENT HAS BEEN DELIVERED FROM DATAWORKS CORPORATION, 5910 PACIFIC CENTER BOULEVARD, SUITE 300, SAN DIEGO, CALIFORNIA 92121, ATTENTION: CHIEF FINANCIAL OFFICER; TELEPHONE NUMBER: (619) 546-9600. IN ORDER TO ASSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE
INTERACTIVE MEETING, ANY SUCH REQUEST SHOULD BE MADE BY SEPTEMBER             ,
1997.

                            ------------------------

     This Prospectus/Joint Proxy Statement contains trademarks and registered trademarks of DataWorks, Interactive and other companies.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus/Joint Proxy Statement. The summary does not contain a complete description of the terms of the Merger and is qualified in its entirety by reference to the full text of this Prospectus/Joint Proxy Statement and the Appendices hereto. Shareholders of DataWorks and stockholders of Interactive are urged to read this Prospectus/Joint Proxy Statement and the Appendices in their entirety.

     Except for the historical information contained herein, the discussion in this Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties. DataWorks', Interactive's and the combined entity's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement and in the information and documents annexed hereto or incorporated herein by reference.

GENERAL

     This Prospectus/Joint Proxy Statement is being provided to shareholders of DataWorks and stockholders of Interactive in connection with the proposed Merger of DataWorks Sub with and into Interactive, pursuant to which DataWorks Sub will cease to exist and Interactive will survive the Merger as a wholly owned subsidiary of DataWorks. The Merger will be effected pursuant to the Merger Agreement, a copy of which is attached hereto as Appendix A.

THE PARTIES

  DataWorks

     DataWorks develops, markets, implements and supports open systems, client/server-based Enterprise Resource Planning ("ERP") software for mid-sized discrete manufacturing companies with annual revenues between $3 million and $1 billion. DataWorks' products and services facilitate enterprise-wide management of resources and information and allow mid-range manufacturers to reduce order fulfillment cycle times, improve operating efficiencies and measure critical company performance against defined plan objectives. DataWorks' products enable its customers to manage make-to-stock and make-to-order production methods, as well as multiple hybrid or "mixed mode" production methods, within a single manufacturing site or across multiple sites. DataWorks' products also help customers adapt to growth, changing levels of operations and business process re-engineering, which is becoming commonplace among manufacturing concerns. DataWorks was incorporated in California in 1986. Unless otherwise indicated, "DataWorks" refers to DataWorks Corporation, a California corporation, and its subsidiaries. DataWorks' executive offices are located at 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121. Its telephone number is (619) 546-9600.

     See "Risk Factors" for a discussion of the risks associated with the ownership of DataWorks Common Stock, including risks related to the Merger.

  DataWorks Sub

     DataWorks Sub was incorporated in Delaware in July 1997 for the sole purpose of effecting the Merger. It is a wholly owned subsidiary of DataWorks and has no material assets or liabilities and has not engaged in any activities except in connection with the proposed Merger. DataWorks Sub's executive offices are located at 5910 Pacific Center Boulevard, Suite 300, San Diego, California 92121. Its telephone number is (619) 546-9600.

  Interactive

     Interactive develops, markets, implements and supports integrated business information systems that enable discrete manufacturers to manage their enterprise-wide information requirements. Interactive's executive offices are located at 5095 Murphy Canyon Road, San Diego, California 92123. Its telephone number is (619) 560-8525.

     See "Interactive Business" for a more detailed description of Interactive's business.

MEETINGS OF DATAWORKS SHAREHOLDERS AND INTERACTIVE STOCKHOLDERS

  Date, Time and Place

     The DataWorks Meeting will be held on [September 29,] 1997 at           ,
local time, at DataWorks' offices at 5910 Pacific Center Boulevard, Suite 300, San Diego, California.

     The Interactive Meeting will be held on [September 29,] 1997 at           ,
local time, at Interactive's offices at 5095 Murphy Canyon Road, San Diego, California.

  Purposes of the Meetings

     DataWorks Meeting. At the DataWorks Meeting, shareholders of DataWorks will be asked to consider and vote upon proposals to (i) approve and adopt the Merger Agreement, a copy of which is attached hereto as Appendix A, (ii) approve the Merger (collectively referred to herein as the "Merger Proposal") and (iii) approve an amendment to the Bylaws of DataWorks (the "DataWorks Bylaws") to provide that the authorized number of directors be at least five and no more than nine (the "Bylaw Amendment").

     Interactive Meeting. At the Interactive Meeting, stockholders of Interactive will be asked to consider and vote upon the Merger Proposal.

  Record Date; Shares Entitled to Vote

     DataWorks. Only holders of record of DataWorks Common Stock at the close of business on [August 20], 1997 (the "Record Date") are entitled to notice of and to vote at the DataWorks Meeting. At the close of business on the Record Date,
there were outstanding and entitled to vote           shares of DataWorks Common
Stock, each of which will be entitled to one vote on each matter to be acted upon at the DataWorks Meeting.

     Interactive. Only holders of record of Interactive Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Interactive Meeting. At the close of business on the Record Date, there were
outstanding and entitled to vote           shares of Interactive Common Stock,
each of which will be entitled to one vote on each matter to be acted upon at the Interactive Meeting.

  Vote Required

     DataWorks. Approval of the Merger Proposal and the Bylaw Amendment requires the affirmative vote of the holders of a majority of the shares of DataWorks Common Stock outstanding on the Record Date and entitled to vote on the Merger Proposal and the Bylaw Amendment. As a group, all executive officers and directors of DataWorks and their respective affiliates beneficially owned
          shares, or approximately      %, of the DataWorks Common Stock
outstanding as of the Record Date. Certain executive officers and directors of DataWorks owning in the aggregate approximately 20% of the outstanding DataWorks Common Stock have each agreed to vote or direct the vote of all DataWorks Common Stock over which they have voting power or control in favor of the Merger Proposal. See "Terms of the Merger -- Related Agreements -- Voting Agreements."

     Interactive. Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Interactive Common Stock outstanding on the Record Date and entitled to vote on the Merger Proposal. As a group, all executive officers and directors of Interactive and their respective
affiliates beneficially owned           shares, or approximately      %, of the
Interactive Common Stock outstanding as of the Record Date. Certain executive officers and directors of Interactive owning in the aggregate approximately 39% of the outstanding Interactive Common Stock have each agreed to vote or direct the vote of all Interactive Common Stock over which they have voting power or control in favor of the Merger Agreement and the Merger.

RECOMMENDATIONS OF BOARDS OF DIRECTORS

     The DataWorks Board. The DataWorks Board has approved the Merger Agreement, the Merger and the Bylaw Amendment and has determined that the Merger is in the best interests of DataWorks and its shareholders. The DataWorks Board has unanimously recommended approval of the Merger Proposal and the Bylaw Amendment by the DataWorks shareholders. The primary factors considered and relied upon by the DataWorks Board in reaching its recommendation are described below under "Approval of the Merger and Related Transactions -- DataWorks Reasons for the Merger."

     The Interactive Board. The Interactive Board has approved the Merger Agreement and the Merger and has determined that the Merger is in the best interests of Interactive and its stockholders. The Interactive Board has unanimously recommended approval of the Merger Proposal by the Interactive stockholders. The primary factors considered and relied upon by the Interactive Board in reaching its recommendation are described below under "Approval of the Merger and Related Transactions -- Interactive Reasons for the Merger."

RISK FACTORS

     See "Risk Factors" for a discussion of certain factors pertaining to the Merger and the businesses of DataWorks and Interactive.

OPINION OF DATAWORKS' FINANCIAL ADVISOR

     Lehman Brothers Inc. ("Lehman Brothers") has acted as financial advisor to DataWorks in connection with the Merger. As part of its role as financial advisor to DataWorks, Lehman Brothers was engaged to render its opinion as to the fairness, from a financial point of view, to DataWorks of the Exchange Ratio. The full text of the opinion of Lehman Brothers, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers, is attached as Appendix B to this Prospectus/Joint Proxy Statement. DataWorks shareholders are urged to read the opinion in its entirety. See "Approval of the Merger and Related Transactions -- Opinion of Lehman Brothers Inc."

OPINION OF INTERACTIVE'S FINANCIAL ADVISOR

     UBS Securities LLC ("UBS Securities"), Interactive's financial advisor, has delivered to Interactive its written opinion, dated July 31, 1997, to the effect that, as of such date, the Exchange Ratio (as defined below) was fair, from a financial point of view, to Interactive stockholders. The full text of the opinion of UBS Securities, which sets forth the assumptions made, matters considered and limitations on the review undertaken by UBS Securities, is attached as Appendix C to this Prospectus/Joint Proxy Statement. Interactive stockholders are urged to read this opinion in its entirety. See "Approval of the Merger and Related Transactions -- Opinion of UBS Securities LLC."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Interactive Board with respect to the Merger Proposal, holders of Interactive Common Stock should be aware that members of the Interactive Board and the executive officers of Interactive have certain interests in the Merger that are in addition to the interests of the holders of Interactive Common Stock generally. In particular, certain employees of Interactive will enter into employment agreements and noncompetition agreements with DataWorks, and the directors and executive officers of Interactive will receive certain indemnification and liability insurance benefits from DataWorks following the Effective Date. In addition, subject to DataWorks shareholder approval of the Bylaw Amendment, promptly following consummation of the Merger Robert C. Vernon will be elected a director of DataWorks. The members of the Interactive Board, including the outside directors, were aware of these interests and took such interests into account in approving the Merger Agreement and the transactions contemplated thereby. See "Approval of the Merger and Related Transactions -- Interests of Certain Persons in the Merger," "-- Background of the Merger," "Terms of the Merger -- Related Agreements -- Employment and Noncompetition Agreements" and "-- Indemnification and Insurance."

CERTAIN FEDERAL INCOME TAX MATTERS

     The Merger is expected to be a tax-free reorganization for federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), so that no gain or loss will be recognized by the Interactive stockholders on the exchange of Interactive Common Stock for DataWorks Common Stock or by the DataWorks shareholders, except to the extent that Interactive stockholders receive cash in lieu of fractional shares and except to the extent that DataWorks shareholders receive cash for dissenting shares. Neither Interactive nor DataWorks will obtain a ruling from the Internal Revenue Service as to the tax consequences of the Merger. As a condition to each of DataWorks' and Interactive's obligations to consummate the Merger, DataWorks and Interactive will receive an opinion at the Effective Date from their respective legal counsel to the effect that the Merger will be treated as a tax-free reorganization for federal income tax purposes; provided, however, that if the counsel to Interactive does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to Interactive if counsel to DataWorks renders such opinion to Interactive. Interactive stockholders and DataWorks shareholders are urged to consult their own tax advisors regarding the tax consequences of the Merger. See "Approval of the Merger and Related Transactions -- Certain Federal Income Tax Matters."

ACCOUNTING TREATMENT

     The Merger is intended to be treated as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. Consummation of the Merger is conditioned upon (i) receipt by DataWorks and Interactive of a letter from DataWorks' independent accountants dated the date of the closing of the Merger to the effect that such accountants concur with DataWorks management's conclusion that pooling-of-interests accounting for the Merger is appropriate and (ii) receipt by DataWorks and Interactive of a letter from Interactive's independent accountants dated the date of the closing of the Merger to the effect that such accountants concur with DataWorks management's conclusion that no conditions exist relating to Interactive that would preclude DataWorks from accounting for the Merger as a pooling of interests. See "Approval of the Merger and Related
Transactions -- Accounting Treatment" and "Terms of the Merger -- Conditions to the Merger."

DISSENTERS' RIGHTS OF DATAWORKS SHAREHOLDERS

     If the Merger Agreement is approved by the required vote of DataWorks shareholders and is not abandoned or terminated, the holders of DataWorks Common Stock may be entitled to exercise dissenters' rights, pursuant to Chapter 13 of the California Law, a copy of which is attached hereto as Appendix D, with respect to shares voted in opposition to the Merger, provided that five percent or more of the shares of DataWorks Common Stock are voted against the Merger and seek to exercise dissenters' rights. IF DEMANDS FOR PAYMENT ARE MADE WITH RESPECT TO FIVE PERCENT (5%) OR MORE OF THE OUTSTANDING SHARES OF DATAWORKS COMMON STOCK, AND, AS A CONSEQUENCE DISSENTING SHAREHOLDERS OF DATAWORKS BECOME ENTITLED TO EXERCISE DISSENTERS' RIGHTS, THEN EITHER DATAWORKS OR INTERACTIVE MAY TERMINATE THE MERGER AGREEMENT, FOLLOWING WHICH THE PARTIES WILL NOT BE OBLIGATED TO CONSUMMATE THE MERGER. See "Approval of the Merger and Related TransactionsDissenters' Rights of DataWorks Shareholders" and "Terms of the Merger."

NO APPRAISAL RIGHTS OF INTERACTIVE STOCKHOLDERS

     The stockholders of Interactive are not entitled to appraisal rights in connection with the Merger under the Delaware General Corporation Law (the "DGCL"). See "Approval of the Merger and Related Transactions--No Appraisal Rights of Interactive Stockholders."

AMENDMENT OF DATAWORKS BYLAWS

     At the DataWorks Meeting, in addition to considering the Merger Proposal, the DataWorks shareholders will be asked to consider and vote upon the Bylaw Amendment. The full text of the Bylaw Amendment is attached as Appendix E to this Prospectus/Joint Proxy Statement. DataWorks shareholders are urged to read the Bylaw Amendment in its entirety. Upon DataWorks shareholder approval of the Bylaw Amendment, the DataWorks Board will fix the number of authorized directors at eight (8) and, following consummation of the Merger, elect Robert C. Vernon to fill the vacancy of the DataWorks Board created thereby. See "Approval of the Merger and Related
Transactions -- Amendment to DataWorks Bylaws."

THE MERGER

     Terms of the Merger; Exchange Ratio. As a result of the Merger, Interactive will become a wholly owned subsidiary of DataWorks and each outstanding share of Interactive Common Stock (other than any shares of Interactive Common Stock owned by DataWorks, Interactive, DataWorks Sub or any direct or indirect wholly owned subsidiary of DataWorks or Interactive) will be converted into the right to receive 0.8054 (the "Exchange Ratio") of a share of DataWorks Common Stock. Cash will be paid in lieu of issuing fractional shares. Based upon the capitalization of Interactive as of the close of business on the Record Date, an aggregate of approximately 3,700,000 shares of DataWorks Common Stock (the "Merger Consideration") will be issued in the Merger, and DataWorks will assume all outstanding Interactive options and warrants which will be converted into
options and warrants to acquire approximately           additional shares of
DataWorks Common Stock. See "Terms of the Merger -- Manner and Basis for Converting Shares."

     Other Effects of the Merger. The Merger will be consummated promptly after the approval by the DataWorks shareholders and the Interactive stockholders of the Merger Proposal and the satisfaction or waiver of the other conditions to consummation of the Merger (the "Closing Date"). The Merger will become effective on the date that a certificate of merger is duly filed with the Delaware Secretary of State (the "Effective Date"). On the Effective Date, DataWorks Sub will merge with and into Interactive, with the result that Interactive will be the surviving corporation in the Merger and a wholly owned subsidiary of DataWorks (the "Surviving Subsidiary"). The stockholders of Interactive will become shareholders of DataWorks (as described below), and their rights will be governed by DataWorks' Articles of Incorporation, as amended (the "DataWorks Articles"), the Bylaws of DataWorks (the "DataWorks Bylaws") and the California Law. See "Terms of the Merger -- Effect of the Merger" and "Comparison of Rights of Shareholders of DataWorks and Stockholders of Interactive."

     Exchange of Interactive Stock Certificates. Promptly after the Effective Date, DataWorks, acting through ChaseMellon Shareholder Services LLC as its exchange agent (the "Exchange Agent"), will deliver to each holder of record, as of the Effective Date, of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Interactive Common Stock a letter of transmittal with instructions to be used by such holder in surrendering such certificates in exchange for certificates representing shares of DataWorks Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF INTERACTIVE COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT, AND THEN ONLY IN ACCORDANCE WITH THE TERMS OF SUCH LETTER OF TRANSMITTAL. See "Terms of the Merger -- Manner and Basis for Converting Shares."

     Interactive Options; Stock Purchase Plan. On the Effective Date, each unexpired and unexercised option under stock option plans in effect on the date of the Merger Agreement which has been granted to current or former directors, officers, employees, consultants or independent contractors of Interactive by Interactive (each, an "Interactive Option") will be assumed by DataWorks and will be automatically converted into an option (a "DataWorks Exchange Option") to purchase that number of shares of DataWorks Common Stock equal to the number of shares of Interactive Common Stock issuable immediately prior to the Effective Date upon exercise of the Interactive Option (without regard to actual restrictions on exercisability) multiplied by the Exchange Ratio, with an exercise price per share equal to the exercise price per share which existed under the corresponding Interactive Option divided by the Exchange Ratio, and with other terms and conditions (such as vesting) that are the same as the terms and conditions of such Interactive Option immediately before the Effective Date.
As of the Record Date,           shares of Interactive Common Stock were
issuable upon the exercise of outstanding Interactive Options, which options will be assumed by DataWorks and will be converted into DataWorks Exchange
Options to acquire approximately           shares of DataWorks

Common Stock at the Effective Date. The weighted average exercise price per share of all Interactive Options outstanding as of the Record Date is
approximately $          per share. Following the Merger the weighted average
exercise price per share of all DataWorks Exchange Options will be approximately
$          per share. The unvested portion of each Interactive Option will continue to vest as a DataWorks Exchange Option upon the same schedule as the corresponding Interactive Option. To the extent any Interactive Options are exercised from the date of the Merger Agreement to the Effective Date, the issued Interactive Common Stock will be converted at the Exchange Ratio.

     Immediately prior to the Effective Date, Interactive will terminate the Interactive Employee Stock Purchase Plan. All amounts that have been withheld but not yet applied to purchase shares of Interactive Common Stock pursuant to such plan as of its termination date will be applied to purchase the number of shares available under the Employee Stock Purchase Plan, and the Interactive Common Stock to be received by the participating employees pursuant to the terms of such plan will be converted at the Exchange Ratio into shares of DataWorks Common Stock.

     Promptly following the Effective Date, DataWorks will file on Form S-8 a post-effective amendment to the Registration Statement to register shares of DataWorks Common Stock issuable as a result of the exercise of DataWorks Exchange Options. See "Terms of the Merger -- Treatment of Employee Equity Plans and Warrants."

     Stock Ownership Following the Merger. Based upon the capitalization of Interactive as of the close of business on the Record Date, an aggregate of approximately 3,700,000 shares of DataWorks Common Stock will be issued to Interactive stockholders in the Merger and DataWorks will assume all outstanding Interactive options and warrants which will be converted into options and warrants to acquire up to approximately 536,000 additional shares of DataWorks Common Stock. Based upon the number of shares of DataWorks Common Stock issued
and outstanding as of             , 1997, and after giving effect to the
issuance of DataWorks Common Stock as described in the previous sentence and the exercise of all options and warrants to purchase Interactive Common Stock assumed by DataWorks, the former holders of Interactive Common Stock and options and warrants to purchase Interactive Common Stock would hold, and have voting
power with respect to, approximately      % of DataWorks' total issued and
outstanding shares on a fully diluted basis. The foregoing numbers of shares and percentages are subject to change to reflect any changes in the capitalization of either DataWorks or Interactive subsequent to the dates indicated and prior to the Effective Date, and there can be no assurance as to the actual capitalization of DataWorks or Interactive as of the Effective Date or of DataWorks at any time following the Effective Date. See "Terms of the Merger -- Stock Ownership Following the Merger."

     Board of Directors; Management Following the Merger. There will be no change in the current DataWorks Board and officers of DataWorks as a result of the Merger, except that Robert C. Vernon, the current Chairman of the Board and Chief Executive Officer of Interactive, will become President, International Operations and, subject to DataWorks shareholder approval of the Bylaw Amendment, a director of DataWorks, and Mark Hellinger, the current President and Chief Operating Officer -- North American Operations and a director of Interactive, will become President, Mid-Tier Division of DataWorks, effective immediately following the Closing. In addition, Robert W. Brandel, currently an Executive Vice President and the Chief Operating Officer of DataWorks, will become President, Lower-Tier Division of DataWorks. On the Effective Date, the officers of Interactive (as the Surviving Subsidiary) will be Stuart W. Clifton and Norman R. Farquhar, and the directors of Interactive will be Stuart W. Clifton and Norman R. Farquhar. See "Terms of the Merger -- Effect of the Merger."

     Covenants. Pursuant to the Merger Agreement, Interactive and DataWorks have each agreed (on behalf of itself and each of its direct and indirect majority-owned subsidiaries) that, until the earlier of the termination of the Merger Agreement pursuant to its terms and the Effective Date, subject to certain exceptions, and except to the extent that the other party consents in writing, each will conduct its business and operations in the ordinary course and in accordance with past practices and in compliance with all applicable laws and regulations and the requirements of all applicable material contracts; preserve intact its current business organization; keep available the services of its current officers and employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and others with which it has business relationships; use all reasonable efforts to keep in full force all of its existing insurance policies; and provide all material notices, assurances and support required by any material contract to which it is a party. In addition, subject to certain exceptions, Interactive and DataWorks have agreed that, without the prior written consent of the other, they will not perform or engage in certain activities in the conduct of their respective businesses and the businesses of their subsidiaries. See "Terms of the Merger -- Covenants."

     No Solicitation. Pursuant to the Merger Agreement, except under certain limited circumstances, Interactive has agreed that it will not (i) solicit any alternate acquisition proposal, (ii) participate in any discussions or negotiations with any other parties with respect to an alternate acquisition proposal, or (iii) provide any non-public information concerning Interactive to any other parties in connection with any alternate acquisition proposal. See "Terms of the Merger -- No Solicitation."

     Conditions to the Merger. Consummation of the Merger is subject to certain conditions, including (i) declaration by the Commission of the effectiveness of the Registration Statement, (ii) approval of the Merger Proposal by the DataWorks shareholders and the Interactive Stockholders, (iii) absence of any material legal proceeding relating to the Merger, (iv) receipt by DataWorks and Interactive of legal opinions that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (v) receipt by Interactive and DataWorks of letters dated the Effective Date from their independent accountants to the effect that such accountants concur with DataWorks management's conclusion that no conditions exist that would preclude DataWorks from accounting for the Merger as a pooling of interests, (vi) subject to certain materiality thresholds, the accuracy of the representations and warranties made by each party in the Merger Agreement, (vii) subject to certain materiality thresholds, performance of all covenants required by the Merger Agreement, and
(viii) execution of the employment agreements and noncompetition agreements. See "Terms of the Merger -- Conditions to the Merger."

     Termination; Break-Up Fees. The Merger Agreement may be terminated by either party under certain circumstances. DataWorks and Interactive have agreed that, if the Merger is not consummated under certain circumstances, DataWorks or Interactive, as the case may be, will pay to the other a sum of $1,500,000. See "Terms of the Merger -- Termination of the Merger Agreement," "-- Effect of Termination" and "-- Break-Up Fees."

     Voting Agreements. Concurrently with the execution of the Merger Agreement, certain executive officers and directors of Interactive owning in the aggregate approximately 39% of the outstanding Interactive Common Stock entered into voting agreements with DataWorks, and certain executive officers and directors of DataWorks owning in the aggregate approximately 20% of the outstanding DataWorks Common Stock entered into voting agreements with Interactive (each a "Voting Agreement" and, collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, each of such persons agreed to vote or direct the vote of all Interactive Common Stock or DataWorks Common Stock, as the case may be, over which such person has voting power or control in favor of the Merger Agreement and the Merger. See "Terms of the Merger -- Related Agreements -- Voting Agreements."

     Option Agreement. In connection with the Merger Agreement, DataWorks and Interactive entered into an option agreement pursuant to which Interactive granted to DataWorks an option to purchase up to 344,531 shares of Interactive Common Stock at an exercise price of $7.50 per share. The option is exercisable upon the occurrence of certain events and provides DataWorks the right to require Interactive to, under certain circumstances, purchase for cash the unexercised portion of the option or, under certain other circumstances, to issue shares of Interactive Common Stock. The option, which DataWorks required that Interactive grant as a condition to DataWorks' entering into the Merger Agreement, may increase the likelihood of consummation of the Merger. See "Terms of the Merger -- Related Agreements -- Option Agreement."

     Affiliate Agreements. Each of the members of the Interactive Board and certain officers of Interactive have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment in respect of the shares of Interactive Common Stock held by them prior to the Merger and the shares of DataWorks Common Stock to be received by them in the Merger so as to comply with the requirements of applicable federal securities laws and to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. Certain persons who may be deemed affiliates of DataWorks have entered into agreements restricting sales, dispositions or other transactions reducing their risk of investment with respect of the shares of DataWorks Common Stock held by them so as to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes. See "Terms of the Merger -- Related Agreements -- Affiliate Agreements."

     Employment and Noncompetition Agreements. It is a condition to the Merger that, on the Effective Date, each of Robert C. Vernon, Mark Hellinger and Bruce
H. Leith enter into an Employment Agreement and a Noncompetition Agreement with DataWorks, which agreements shall become effective promptly after the effectiveness of the Merger. See "Terms of the Merger -- Related
Agreements -- Employment and Noncompetition Agreements."

     Merger Expenses and Fees and Other Costs. Except for certain limited exceptions, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that DataWorks and Interactive shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of the S-4 Registration Statement and this Prospectus/Joint Proxy Statement and any amendments or supplements thereto. See "Terms of the Merger -- Merger Expenses and Fees and Other Costs."

     DataWorks and Interactive estimate that they will incur direct transaction costs of approximately $14.0 million ($9.5 million net of tax) associated with the Merger. These nonrecurring transaction costs will be charged to operations upon consummation of the Merger, expected in the quarter ending September 30, 1997. See "Unaudited Pro Forma Combined Condensed Financial Information" and "Risk Factors -- Integration of Operations."

MARKET PRICE DATA

     The following table sets forth, for the fiscal quarters indicated, the range of high and low sale prices per share of DataWorks Common Stock as reported on the Nasdaq National Market under the symbol "DWRX."

                             QUARTERLY PERIOD                        HIGH        LOW
        ----------------------------------------------------------- -------     ------
        Fiscal year ended December 31, 1995:
          4th Quarter.............................................. $ 15.00     $10.75
        Fiscal year ended December 31, 1996:
          1st Quarter.............................................. $ 14.25     $10.25
          2nd Quarter..............................................   19.50      11.50
          3rd Quarter..............................................   28.00      15.75
          4th Quarter..............................................   34.25      20.75
        Fiscal year ending December 31, 1997:
          1st Quarter.............................................. $ 27.25    $13.625
          2nd Quarter..............................................   22.75      12.00
          3rd Quarter (through July 31, 1997)......................  21.875      12.00

     As of the Record Date, there were approximately           stockholders of
record of DataWorks Common Stock, as shown on the stock records of DataWorks.

     The following table sets forth, for the fiscal quarters indicated, the range of high and low sale prices per share of Interactive Common Stock as reported on the Nasdaq National Market under the symbol "INTE."

                             QUARTERLY PERIOD                        HIGH        LOW
        ----------------------------------------------------------- -------     ------
        Fiscal year ended December 31, 1995:
          2nd Quarter.............................................. $  6.75     $ 6.00
        3rd Quarter................................................    8.25       5.25
          4th Quarter..............................................   8.625      5.625
        Fiscal year ended December 31, 1996:
          1st Quarter.............................................. $ 7.375     $4.125
          2nd Quarter..............................................   6.375       4.00
          3rd Quarter..............................................    6.75      4.375
          4th Quarter..............................................    8.75      4.625
        Fiscal year ending December 31, 1997:
          1st Quarter.............................................. $  6.25     $ 4.50
          2nd Quarter..............................................   7.125      4.625
          3rd Quarter (through July 31, 1997)......................    9.00      6.375

     As of the Record Date, there were approximately      stockholders of record
of Interactive Common Stock, as shown on the stock records of Interactive.

     Neither DataWorks nor Interactive has ever paid any cash dividends on its capital stock, except that DCD Corporation, a DataWorks subsidiary, in 1994 and 1995 (prior to its merger with DataWorks) paid $393,133 and $649,026, respectively, as dividends on the Common Stock owned by the Employee Stock Ownership Plan established by DCD in 1992 (the "ESOP"). DataWorks anticipates that, for the foreseeable future, it will continue to retain any earnings for use in the operation of its business.

     On July 31, 1997, the last full trading day prior to the public announcement of the execution and delivery of the Merger Agreement, the closing prices on Nasdaq for DataWorks Common Stock and Interactive Common Stock were
$14.375 per share and $7.50 per share, respectively. On             , 1997, the
closing prices on Nasdaq for DataWorks Common Stock and Interactive Common Stock
were $          per share and $          per share, respectively. There can be
no assurance as to the actual prices of DataWorks Common Stock or Interactive Common Stock prior to or at the Effective Date of the Merger or of DataWorks Common Stock at any time following the Effective Date of the Merger. See
"-- Comparative Per Share Data" and "Risk Factors."

     Because the Exchange Ratio is fixed, changes in the market price of DataWorks Common Stock will affect the dollar value of DataWorks Common Stock to be received by stockholders of Interactive in the Merger. Interactive stockholders are urged to obtain current market quotations for DataWorks Common Stock prior to the Interactive Meeting.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected historical financial data set forth below with respect to DataWorks' consolidated statements of operations for each of the three years in the period ended December 31, 1996, and with respect to DataWorks' consolidated balance sheets at December 31, 1995 and 1996, are derived from the audited consolidated financial statements of DataWorks which are incorporated by reference into this Prospectus/Joint Proxy Statement. The selected historical financial data set forth below with respect to DataWorks' consolidated statements of operations for the year ended December 31, 1993 and with respect to DataWorks' consolidated balance sheets at December 31, 1993 and 1994 are derived from the audited consolidated financial statements of DataWorks not incorporated by reference into this Prospectus/Joint Proxy Statement. The selected historical financial data set forth below with respect to DataWorks' consolidated balance sheet at December 31, 1992 and for the year then ended are derived from the unaudited consolidated financial statements. The selected historical financial data set forth below with respect to the consolidated statements of operations of Interactive for each of the three years in the period ended December 31, 1996 and with respect to Interactive's consolidated balance sheets at December 31, 1995 and 1996 are derived from the audited consolidated financial statements of Interactive included elsewhere in this Prospectus/Joint Proxy Statement and are qualified by reference to such financial statements and the notes related thereto. The selected historical financial data set forth below with respect to the consolidated statements of operations of Interactive for each of the two years in the period ended December 31, 1993 and with respect to Interactive's consolidated balance sheets at December 31, 1992, 1993 and 1994 are derived from the audited consolidated financial statements of Interactive not included in this Prospectus/Joint Proxy Statement.

     The selected historical financial data for DataWorks for the six months ended June 30, 1996 and 1997 are derived from the unaudited consolidated financial statements which are incorporated by reference into this Prospectus/Joint Proxy Statement. The selected historical financial data for Interactive for the six months ended June 30, 1996 and 1997 are derived from the unaudited consolidated financial statements included elsewhere in this Prospectus/Joint Proxy Statement. In each case, the unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that each company considers necessary for a fair presentation of the financial position and results of operations for the periods presented. Operating results for DataWorks for the six months ended June 30, 1997 and for Interactive for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year or future periods.

     The data set forth below are qualified by reference to, and should be read in conjunction with, the related consolidated financial statements and the notes related thereto.

                  DATAWORKS SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                             SIX MONTHS
                                                            YEARS ENDED DECEMBER 31,                       ENDED JUNE 30,
                                             -------------------------------------------------------     -------------------
                                              1992        1993        1994        1995        1996        1996        1997
                                             -------     -------     -------     -------     -------     -------     -------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA(1):
Revenues:
  Software licenses........................  $ 4,580     $ 6,692     $11,627     $22,874     $35,526     $15,835     $17,148
  Hardware.................................    1,843       4,089       3,765       6,743       5,429       2,687       2,903
  Maintenance and other services...........    3,525       4,741       7,689      13,394      19,793       8,956      13,951
                                             -------     -------     -------     -------     -------     -------     -------
        Total revenues.....................    9,948      15,522      23,081      43,011      60,748      27,478      34,002
Cost of revenues:
  Software licenses........................      190         272       1,192       2,153       2,701       1,375       1,116
  Hardware.................................    1,381       2,474       2,930       5,288       4,117       1,994       2,264
  Maintenance and other services...........    3,448       3,747       4,717       8,330      14,203       6,658       8,998
                                             -------     -------     -------     -------     -------     -------     -------
        Total cost of revenues.............    5,019       6,493       8,839      15,771      21,021      10,027      12,378
                                             -------     -------     -------     -------     -------     -------     -------
Gross profit...............................    4,929       9,029      14,242      27,240      39,727      17,451      21,624
Operating expenses:
  Sales and marketing......................    2,760       3,843       7,404      12,057      18,653       8,028      11,021
  Research and development.................    1,065       1,230       2,521       3,214       4,329       1,943       3,080
  General and administrative...............    2,586       2,350       3,202       5,032       7,203       3,435       3,923
  Acquisition and related costs............       --          --          --          --       3,656          --          --
  ESOP contribution........................      199         387         429         446          --          --          --
                                             -------     -------     -------     -------     -------     -------     -------
        Total operating expenses...........    6,610       7,810      13,556      20,749      33,841      13,406      18,024
                                             -------     -------     -------     -------     -------     -------     -------
Income (loss) from operations..............   (1,681)      1,219         686       6,491       5,886       4,045       3,600
  Other income (expense) net...............     (224)       (500)     (1,141)     (1,337)        444         238         959
                                             -------     -------     -------     -------     -------     -------     -------
Income (loss) before income taxes and
  extraordinary item.......................   (1,905)        719        (455)      5,154       6,330       4,283       4,559
Provision (benefit) for income taxes.......       --          --        (264)      1,780       3,094       2,120       1,596
                                             -------     -------     -------     -------     -------     -------     -------
Income (loss) before extraordinary item....   (1,905)        719        (191)      3,374       3,236       2,163       2,963
Extraordinary item, net of income taxes....       --          --        (157)     (1,017)         --          --          --
                                             -------     -------     -------     -------     -------     -------     -------
Net income (loss)..........................  $(1,905)    $   719     $  (348)    $ 2,357     $ 3,236     $ 2,163     $ 2,963
                                             =======     =======     =======     =======     =======     =======     =======
Per share information(1):
  Income (loss) before extraordinary
    item...................................  $  (.71)    $   .19     $  (.05)    $   .61     $   .39     $   .27     $   .28
  Extraordinary item.......................       --          --        (.04)       (.18)         --          --          --
                                             -------     -------     -------     -------     -------     -------     -------
Net income (loss)..........................  $  (.71)    $   .19     $  (.09)    $   .43     $   .39     $   .27     $   .28
                                             =======     =======     =======     =======     =======     =======     =======
Shares used in per share computations(1)...    2,691       3,844       4,021       5,523       8,255       8,157      10,465
                                             =======     =======     =======     =======     =======     =======     =======

                                                                      YEARS ENDED DECEMBER 31,
                                                       -------------------------------------------------------     JUNE 30,
                                                        1992        1993        1994        1995        1996         1997
                                                       -------     -------     -------     -------     -------     --------
                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............................  $   491     $   636     $ 1,458     $13,005     $47,143     $54,764
Working capital (deficit)............................   (5,068)     (5,211)     (3,882)     15,985      61,804      63,335
Total assets.........................................    2,315       4,212      15,139      38,153      92,226      97,696
Long-term debt, less current portion.................    2,476       1,501       7,832          --          --          --
Total shareholders' equity (deficit)(2)..............   (6,883)     (5,650)     (5,357)     22,892      71,802      75,422

---------------

(1) See Note 1 of Notes to DataWorks' Consolidated Financial Statements describing the determination of the number of shares used in computing per share information.

(2) In October 1995, DataWorks completed its initial public offering resulting in net proceeds to DataWorks of $18.0 million. The net proceeds from such offering were used to repay outstanding indebtedness, to increase working capital and for general corporate purposes. In December 1996, DataWorks completed a follow-on equity offering resulting in net proceeds to DataWorks of $41.3 million. The net proceeds were for additional working capital, general corporate purposes, including expansion of general sales and marketing and customer support activities, international expansion and possible acquisitions and joint ventures.

                 INTERACTIVE SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                              SIX MONTHS
                                                                    YEARS ENDED DECEMBER 31,                ENDED JUNE 30,
                                                         -----------------------------------------------   -----------------
                                                          1992      1993      1994      1995      1996      1996      1997
                                                         -------   -------   -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Software licenses....................................  $ 4,575   $ 6,368   $10,633   $11,255   $19,643   $ 9,580   $10,959
  Software support services............................    5,833     5,855     7,078     9,680    18,629     9,352     9,068
  Hardware.............................................    4,571     5,197     5,891     5,613     8,014     3,904     2,393
  Maintenance contracts................................    2,243     2,627     3,655     5,347     8,650     4,095     5,309
  Other................................................    1,989     1,685     1,368     1,098     1,255       661       713
                                                         -------   -------   -------   -------   -------   -------   -------
        Total revenues.................................   19,211    21,732    28,625    32,993    56,191    27,592    28,442
Cost of revenues:
  Software licenses....................................      821     1,629     2,789     2,548     3,826     2,038     2,150
  Software support services............................    3,941     3,271     4,172     5,575    13,377     6,521     6,687
  Hardware.............................................    3,022     3,830     4,506     4,021     5,849     2,876     1,742
  Maintenance contracts................................      452       643       963     1,954     3,784     1,772     2,318
  Other................................................    1,577     1,196     1,167     1,133     1,494       728       656
                                                         -------   -------   -------   -------   -------   -------   -------
        Total cost of revenues.........................    9,813    10,569    13,597    15,231    28,330    13,935    13,553
                                                         -------   -------   -------   -------   -------   -------   -------
Gross margin...........................................    9,398    11,163    15,028    17,762    27,861    13,657    14,889
Operating expenses:
  Research and development.............................      900       957     1,320     1,588     4,064     2,053     1,712
  Selling, general and administrative..................    8,685     8,414    10,847    13,891    21,791    10,027    12,404
  Write-off of software license........................       --        --        --       235        --        --        --
  Compensation expense associated with employee
    stock bonus(1).....................................       --        --        --       871        --        --        --
  Purchased research and development(2)................       --        --        --     3,250        --        --        --
                                                         -------   -------   -------   -------   -------   -------   -------
Income (loss) from operations..........................     (187)    1,792     2,861    (2,073)    2,006     1,577       773
Other income (expense), net............................     (175)     (134)      (80)       87      (197)      (72)     (143)
Gain on litigation settlement..........................    1,051        --        --        --        --        --        --
                                                         -------   -------   -------   -------   -------   -------   -------
Income (loss) before income tax........................      689     1,658     2,781    (1,986)    1,809     1,505       630
Provision (benefit) for income tax.....................      (57)      216       972      (848)      548       610       263
                                                         -------   -------   -------   -------   -------   -------   -------
Net income (loss)......................................  $   746   $ 1,442   $ 1,809   $(1,138)  $ 1,261   $   895   $   367
                                                         =======   =======   =======   =======   =======   =======   =======
Net income (loss) per share(3).........................  $   .21   $   .40   $   .49   $  (.28)  $   .28   $   .20   $   .08
                                                         =======   =======   =======   =======   =======   =======   =======
Shares used in per share computations(3)...............    3,577     3,611     3,685     4,084     4,468     4,430     4,554
                                                         =======   =======   =======   =======   =======   =======   =======

                                                                             YEARS ENDED DECEMBER 31,               JUNE
                                                                   ---------------------------------------------     30,
                                                                    1992     1993     1994      1995      1996      1997
                                                                   ------   ------   -------   -------   -------   -------
                                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................................  $  722   $1,256   $ 1,721   $ 4,467   $ 3,682   $ 3,697
Working capital (deficit)........................................    (786)     604     1,850     4,581     5,022     5,730
Total assets.....................................................   5,944    8,649    11,635    24,763    28,976    30,215
Long-term obligations, net of current portion....................     292      359       212     2,105     1,864     1,959
Stockholders' equity (deficit)...................................    (102)   1,313     3,129     8,348    10,287    11,110

---------------

(1) Represents a non-recurring compensation expense of $871,000 associated with the final stock grant and cash bonus pursuant to a compensation arrangement with an officer of Interactive.

(2) Relates to acquisition of JIT. See Note 2 of Notes to Interactive Consolidated Financial Statements of Interactive.

(3) See Note 1 of Notes to Interactive Consolidated Financial Statements for the basis of computing net income (loss) per common share.

              SELECTED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The selected pro forma combined financial data are derived from the unaudited pro forma combined condensed financial statements, which give effect to the Merger as a pooling of interests, and should be read in conjunction with, and are qualified by reference to, such pro forma statements and the notes thereto included elsewhere in this Prospectus/Joint Proxy Statement. For purposes of the unaudited pro forma operating data, DataWorks' consolidated financial statements for the three fiscal years ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 have been combined with the consolidated financial statements of Interactive for the three fiscal years ended December 31, 1996 and for the six months ended June 30, 1996 and 1997, respectively. For purposes of the unaudited pro forma combined balance sheet data, DataWorks' consolidated financial data at June 30, 1997 has been combined with Interactive's consolidated financial data at June 30, 1997. No dividends have been declared or paid on DataWorks Common Stock or Interactive Common Stock, except that during 1994 and 1995, DCD (prior to its merger with DataWorks) paid dividends totaling $393,133 and $649,026, respectively, on the Common Stock owned by the ESOP.

     The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Merger had been consummated as of the beginning of the periods indicated, nor is it necessarily indicative of future financial position or results of operations.

              SELECTED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,         JUNE 30,
                                                  ----------------------------   -----------------
                                                   1994      1995       1996      1996      1997
                                                  -------   -------   --------   -------   -------
PRO FORMA COMBINED STATEMENT OF INCOME DATA:
Net revenues....................................  $51,706   $76,004   $116,939   $55,070   $62,444
Cost of revenues................................   23,687    32,658     52,182    25,247    27,678
                                                  -------   -------   --------   -------   -------
Gross profit....................................   28,019    43,346     64,757    29,823    34,766
Operating expenses:
  Sales and marketing...........................   13,412    19,817     29,632    13,238    17,545
  Research and development......................    4,126     5,163      8,918     4,222     5,074
  General and administrative....................    6,505     9,146     14,659     6,741     7,774
  Acquisition and related costs.................       --        --      3,656        --        --
  ESOP contribution(1)..........................      429       446         --        --        --
  Write-off of software license.................       --       235         --        --        --
  Compensation expense associated with employee
     stock bonus(2).............................       --       871         --        --        --
  Purchased research and development(3).........       --     3,250         --        --        --
                                                  -------   -------   --------   -------   -------
Income from operations..........................    3,547     4,418      7,892     5,622     4,373
Other income (expense), net.....................   (1,221)   (1,250)       247       166       816
                                                  -------   -------   --------   -------   -------
Income before income taxes......................    2,326     3,168      8,139     5,788     5,189
Provision for income taxes......................      708       932      3,642     2,730     1,859
                                                  -------   -------   --------   -------   -------
Income before extraordinary item(4).............  $ 1,618   $ 2,236   $  4,497   $ 3,058   $ 3,330
                                                  =======   =======   ========   =======   =======
Earnings per share data:
  Income before extraordinary item (4)..........  $   .23   $   .25   $    .38   $   .26   $   .24
                                                  =======   =======   ========   =======   =======
Weighted average common and common equivalent
  shares outstanding............................    6,989     8,812     11,854    11,725    14,133
                                                  =======   =======   ========   =======   =======

                                                                                     JUNE 30,
                                                                                       1997
                                                                                     ---------
PRO FORMA COMBINED BALANCE SHEET DATA:
Cash and cash equivalents..........................................................   $ 58,461
Working capital....................................................................     59,586
Total assets.......................................................................    127,911
Long-term obligations, net of current portion......................................      1,959
Shareholders' equity...............................................................     77,052

---------------

(1) See Note 4 to the DataWorks Financial Statements for an explanation of the ESOP. The ESOP liability was repaid during 1995 and future contributions will not be required.

(2) Represents a non-recurring compensation expense of $871,000 associated with the final stock grant and cash bonus pursuant to a compensation arrangement with an officer of Interactive.

(3) Relates to the acquisition of JIT. See Note 2 of Notes to Consolidated Financial Statements of Interactive.

(4) In 1994 and 1995, DataWorks incurred an extraordinary loss resulting from the early repayment of certain debt obligations.

(5) Certain reclassifications have been made to conform the financial statements of Interactive to the DataWorks presentation. Total cost of revenues increased and operating expenses decreased by $1,251,000, $1,656,000, $2,831,000, $1,285,000 and $1,747,000 for the years ended December 31, 1994,
    1995, 1996 and the six months ended June 30, 1996 and 1997, respectively.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of DataWorks and Interactive and combined per share data on an unaudited pro forma basis after giving effect to the Merger on a pooling-of-interests basis of accounting. This data should be read in conjunction with the selected historical financial data, the unaudited pro forma combined condensed financial data and the separate historical consolidated financial statements of DataWorks and Interactive, and notes thereto. The pro forma combined financial data is not necessarily indicative of the operating results that would have been achieved had the Merger been consummated as of the beginning of the periods indicated nor is such data necessarily indicative of future financial condition or results of operations. For purposes of the comparative per share data, DataWorks' financial data at December 31, 1994, 1995 and 1996 and June 30, 1996 and 1997 have been combined with Interactive's financial data at December 31, 1994, 1995 and 1996 and June 30, 1996 and 1997, respectively.

                                                                                 SIX MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,             JUNE 30,
                                              ----------------------------       -----------------
                                               1994       1995       1996         1996       1997
                                              ------     ------     ------       ------     ------
HISTORICAL -- DATAWORKS:
  Net income (loss) per share...............  $ (.09)    $  .43     $  .39       $  .27     $  .28
  Book value per share(1)...................  $(1.38)    $ 3.08     $ 7.21       $ 3.46     $ 7.45
HISTORICAL -- INTERACTIVE:
  Net income (loss) per share...............  $  .49     $ (.28)    $  .28       $  .20     $  .08
  Book value per share(1)...................  $  .92     $ 1.90     $ 2.29       $ 2.11     $ 2.42
PRO FORMA COMBINED PER DATAWORKS SHARE(2):
  Net income per share......................  $  .23     $  .25     $  .38       $  .26     $  .24
  Book value per share(1)...................  $ (.34)    $ 2.85     $ 6.05       $ 3.19     $ 5.58
EQUIVALENT PRO FORMA COMBINED PER
  INTERACTIVE SHARE(2)(3):
  Net income per share......................  $  .29     $  .31     $  .47       $  .32     $  .30
  Book value per share(1)...................  $ (.42)    $ 3.54     $ 7.51       $ 3.96     $ 6.93

---------------

(1) The historical book value per share is computed by dividing shareholders' equity by the number of shares of Common Stock outstanding at the end of each period. The pro forma book value per share is computed by dividing pro forma shareholders' equity by the pro forma number of shares of DataWorks Common Stock at the end of each period.

(2) DataWorks and Interactive estimate they will incur transaction-related costs of approximately $14.0 million associated with the Merger, including estimated costs associated with integrating the two companies, which will be charged to operations upon consummation of the Merger. The Pro Forma Combined Book Value Per Share data give effect to estimated costs of $9.5 million, net of tax, as if such costs and charge had been incurred as of June 30, 1997. These costs and charge are not included in the pro forma income per share data. See "Unaudited Pro Forma Condensed Combined Financial Information" and accompanying notes thereto.

(3) The equivalent Interactive pro forma per share amounts are calculated by dividing the DataWorks combined pro forma per share amounts by the Exchange Ratio.

                                  RISK FACTORS

     The following risk factors should be considered by holders of DataWorks and Interactive Common Stock in evaluating whether to approve the Merger Agreement and the Merger. These factors should be considered in conjunction with the other information included and incorporated by reference in this Prospectus/Joint Proxy Statement.

     The discussion in this Prospectus/Joint Proxy Statement contains forward-looking statements that involve risks and uncertainties. DataWorks', Interactive's and the combined entity's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in the sections entitled "Interactive Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Interactive Business," as well as those discussed elsewhere in this Prospectus/Joint Proxy Statement or incorporated herein by reference.

INTEGRATION OF OPERATIONS

     If the combined company is to realize the anticipated benefits of the Merger, the operations of the two companies must be integrated and combined efficiently. The process of rationalizing product lines, management services, administrative organizations, facilities, management information systems and other aspects of operations, while managing a larger and geographically expanded entity, will present a significant challenge to the management of the combined company. There can be no assurance that the integration process will be successful or that the anticipated benefits of the business combination will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business of the combined company. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial costs associated with the integration process, that such activities will not result in a decrease in revenues or that there will not be other material adverse effects of these integration efforts. Further, there can be no assurance that, upon learning of the proposed Merger, customers will not defer purchasing decisions until the closing of the Merger or thereafter. Such effects could materially reduce the short-term earnings of the combined company. Subsequent to the Merger, DataWorks expects to incur a charge in the third quarter of fiscal 1997, currently estimated to be $14.0 million, to reflect the combination of the two companies, including transaction and integration costs. This amount is a preliminary estimate only. There can be no assurance that DataWorks will not incur additional charges in the third quarter and subsequent quarters to reflect costs associated with the Merger.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     DataWorks and Interactive have experienced significant fluctuations in their respective revenues and operating results from quarter to quarter and anticipate that they will continue to experience such quarterly fluctuations. Both companies' revenues and operating results have generally been higher in the fourth quarter than in any preceding quarter of the year. DataWorks and Interactive believe that fourth quarter revenues are positively impacted by year-end capital purchases by most customers. In addition, DataWorks believes that fourth quarter revenues are also positively impacted by DataWorks' sales compensation plans. Seasonal factors, which DataWorks and Interactive believe are common in the computer software industry, are likely to increase as DataWorks and Interactive focus on larger corporate accounts. As a result of these seasonal factors, first quarter revenues in any year are typically lower than revenues in the immediately preceding fourth quarter. In addition, DataWorks' and Interactive's revenues occur predominantly in the third month of each quarter and tend to be concentrated in the latter half of that third month. Further, there can be no assurance that, upon learning of the proposed Merger, customers will not defer purchasing decisions until the closing of the Merger or thereafter. Accordingly, quarterly results of operations of both DataWorks and Interactive are difficult to predict, and delays in product delivery or in closings of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, net income to fall substantially short of anticipated levels. Factors that may contribute to such fluctuations in quarterly operating results of DataWorks, Interactive and the combined company in addition to seasonal factors include the number of new orders and product shipments;

the size and timing of individual orders; the timing of shipment of hardware or database software by third party vendors necessary for DataWorks and Interactive to recognize revenues; the timing of introduction of products or product enhancements by DataWorks, Interactive, their competitors or other providers of hardware, software and components for DataWorks' and Interactive's market; lengthy sales cycles; competition and pricing in the software industry; market acceptance of new products; reduction in demand for existing products and shortening of product life cycles as a result of new product introductions by competitors; product quality problems; customer order deferrals in anticipation of new products; changes in customer budgets; changes in DataWorks or Interactive strategy; changes in DataWorks' or Interactive's operating expenses; personnel changes; fluctuations in foreign currency exchange rates; changes in the mix of products sold; conditions or events in the manufacturing industry; and general economic conditions.

     DataWorks' sales figures for DataFlo and ManFact II, DataWorks' principal products, as well as Interactive's sales figures for its products, generally reflect a relatively high amount of revenues per order. The loss or delay of individual orders for these products, therefore, could have a more significant impact on the revenues and quarterly results of DataWorks and the combined company than on those of companies with higher sales volumes and lower revenues per order. DataWorks' and Interactive's software products generally are shipped as orders are received, and revenues are recognized upon delivery of the products, provided no significant vendor obligations exist and collection of the related receivable is deemed probable. As a result, software license revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. The timing of license revenues derived from sales of DataWorks' DataFlo and ManFact II products and from sales of Interactive's products is difficult to predict because of the length of the sales cycles for these products, which are typically three to nine months from the initial contact, in the case of DataWorks' products, and six to twelve months from the initial contact, in the case of Interactive's products. Because DataWorks' operating expenses are based on anticipated revenue trends and because a high percentage of DataWorks' and Interactive's expenses are relatively fixed, a delay in the recognition of revenue from a limited number of license transactions could cause significant variations in operating results from quarter to quarter and could result in losses. To the extent such expenses precede, or are not subsequently followed by, increased revenues, DataWorks' and the combined company's operating results would be materially adversely affected. In addition, the achievement of anticipated revenues is substantially dependent on the ability of DataWorks and Interactive to attract, on a timely basis, and retain skilled personnel, especially sales, service and implementation personnel. As a result of these factors, revenues for any quarter are subject to significant variation, and DataWorks and Interactive believe that period-to-period comparisons of their results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of DataWorks' Common Stock.

COMPETITION

     The business information systems industry is intensely competitive, rapidly changing and significantly affected by new product offerings and other market activities. A number of companies offer products similar to DataWorks' and Interactive's products, which are directed at the market for ERP systems. Many of DataWorks' and Interactive's existing competitors, as well as a number of potential competitors, have more established and larger marketing and sales organizations, significantly greater financial and technical resources and a larger installed base of customers than DataWorks and Interactive. In addition, potential customers that have a large installed base of legacy systems may resist committing the time and resources necessary to convert to an open systems-based client/server software product. DataWorks and Interactive have no proprietary barriers to entry which would limit competitors from developing similar products or selling competing products in DataWorks' and Interactive's markets. Accordingly, there can be no assurance that such competitors will not offer or develop products that are superior to DataWorks' and Interactive's products or that achieve greater market acceptance. In addition, suppliers of relational database management systems ("RDBMS") or companies that develop management information software applications for large multinational manufacturers are beginning to market to the upper tier of the mid-range market targeted by DataWorks or otherwise develop applications that compete effectively in DataWorks' and Interactive's markets. Furthermore, DataWorks intends to focus its marketing and product development efforts increasingly toward the upper end of its target market, which could result in increased competition. As a result, competition (including price competition) is likely to increase substantially, which may result in price reductions and loss of market share. In addition, potential customers may increasingly demand that ERP systems incorporate certain popular RDBMS software not currently integrated into certain of DataWorks' and Interactive's product offerings that are offered by its competitors. As the client/server computing market expands, a large number of companies, some with significantly greater resources than DataWorks and Interactive, may enter the market or increase their market share by acquiring or entering into alliances with competitors of DataWorks and Interactive. There can be no assurance that DataWorks or the combined company will be able to compete successfully against their competitors or that the competitive pressures faced by DataWorks and the combined company will not adversely affect their financial performance.

     DataWorks' and Interactive's principal market is highly fragmented and consists of a few large multinational suppliers and a much larger number of small regional competitors. DataWorks and Interactive believe that their industry will experience consolidation as business information systems become more complex and as more manufacturers adopt sophisticated business information systems, forcing smaller companies in the industry to specialize or merge with their competitors. To compete effectively in the broad markets which DataWorks and Interactive presently target, DataWorks and the combined company will need to continue to grow and attain sufficient size to ensure that they can develop new products on a timely basis in response to evolving technology and new customer demands and can sell such products to a variety of manufacturing industries worldwide. No assurance can be given that DataWorks and the combined company will be able to grow sufficiently to enable it to compete effectively. DataWorks and Interactive anticipate that a significant source of future competition may be from larger manufacturing software companies that may tailor their products for the mid-range market. Only a few of the larger and better capitalized software systems companies currently compete in DataWorks' and Interactive's targeted markets. There can be no assurance that such companies will not develop products that are superior to DataWorks' and Interactive's products or that achieve greater market acceptance.

ABILITY TO RECRUIT SALES, SERVICE AND IMPLEMENTATION PERSONNEL

     The ability to achieve anticipated revenues is substantially dependent on the ability of DataWorks and the combined company to attract on a timely basis and retain skilled personnel, especially sales, service and implementation personnel. In addition, DataWorks and Interactive believe that the future success of DataWorks and of the combined company will depend in large part on their ability to attract and retain highly skilled technical, managerial, marketing and professional services personnel to ensure the quality of products and services provided to its customers. Competition for such personnel, in particular for product development, sales and implementation personnel, is intense, and DataWorks and Interactive compete in the market for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than DataWorks and Interactive. There can be no assurance that DataWorks or the combined company will be successful in attracting and retaining skilled personnel. DataWorks' or the combined company's inability to attract and retain qualified employees could have a material adverse effect on the business and operations of DataWorks and of the combined company.

INTRODUCTION OF ECS SYSTEM

     DataWorks currently anticipates commencing beta shipments of the initial phase of its ECS system in late 1997. However, there can be no assurance that DataWorks will commence such shipments in 1997, or at all. Furthermore, DataWorks has limited experience in selling products to customers in the mid-range manufacturing market based on the advanced technologies used in the ECS system and could result in a longer sales cycle and may require a different strategy than that employed by DataWorks in selling its currently released products. For example, as part of its ECS product strategy, DataWorks is exploring potential relationships with third party software providers and integrators to facilitate implementation of the ECS system. There can be no assurance that any such relationships will be formed or, if formed, will prove beneficial to DataWorks or the combined company. Accordingly, even if customer shipments of the ECS system are timely commenced, there can be no assurance that DataWorks or the combined company will be successful in effectively marketing the ECS system or that the ECS system will achieve market acceptance.

INTEGRATION OF DATAWORKS AND DCD CORPORATION OPERATIONS

     DataWorks acquired DCD Corporation in September 1996. The process of rationalizing management services, administrative organizations, facilities, management information systems and other aspects of operations, while managing a larger and geographically expanded entity, presents a significant challenge to the management of DataWorks. There can be no assurance that the integration process will be successful or that the anticipated benefits of the business combination will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business of DataWorks. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. Integrating the two companies has caused DataWorks to incur certain additional expenses, and there can be no assurance that there will not continue to be substantial costs associated with the integration process, that such activities will not result in a decrease in revenues or that there will not be other material adverse effects of these integration efforts. Such effects could materially reduce the earnings of DataWorks and the combined company. DataWorks incurred acquisition and related costs totaling $3.7 million in the third quarter of 1996. There can be no assurance that DataWorks and the combined company will not incur additional charges in future quarters to reflect costs associated with the acquisition.

INTEGRATION OF INTERACTIVE AND JUST-IN-TIME ENTERPRISE SYSTEMS, INC. ("JIT") OPERATIONS

     On December 31, 1995, Interactive acquired all of the outstanding shares of JIT, which, prior to the acquisition, developed and marketed Interactive's JIT Enterprise System ("JES") application software product. Interactive and JIT differ in certain respects, and Interactive and the combined company anticipate that the integration of JIT will continue to divert some of its management resources for an indefinite period of time. There can be no assurance that difficulties will not arise in integrating the operations of JIT, or that the JIT product line will become profitable. Moreover, there can be no assurance that Interactive or the combined company will realize any product enhancements or increased revenues as a result of the acquisition of JIT. The success of the acquisition of JIT will depend, in large part, on the ability of Interactive and the combined company to retain the customers and employees of JIT, and to continue to develop and release product enhancements and new product releases of the JIT product. There can be no assurance that Interactive or the combined company will be successful in this regard. The failure to accomplish any of the goals of the acquisition, or the failure to successfully integrate the operations of JIT, would have a material adverse effect on DataWorks' and the combined company's future results of operations and financial position.

MANAGEMENT OF GROWTH

     DataWorks' and Interactive's businesses have grown rapidly, both internally and through acquisitions. There can be no assurance that DataWorks or the combined company will be able to manage its recent growth and assimilate its new employees and products successfully. To manage its growth effectively, DataWorks and the combined company will be required to expand, train and manage its employee base, enhance its operating and financial systems, and effectively expand its product line. If DataWorks and the combined company continue to grow, there can be no assurance that the management skills and systems currently in place will be adequate or that DataWorks and the combined company will be able to manage any additional growth effectively.

DEPENDENCE ON KEY EMPLOYEES

     DataWorks' and Interactive's continued success depends to a significant extent upon their ability to retain certain key employees, including Stuart W. Clifton, Norman R. Farquhar, Robert W. Brandel, Robert C. Vernon and Mark Hellinger. The loss of certain key employees or DataWorks' or the combined company's inability to attract and retain other qualified employees could have a material adverse effect on the business and operations of DataWorks and the combined company.

DEPENDENCE ON PRINCIPAL PRODUCTS

     Substantially all of DataWorks' revenue is derived from the sale of turnkey information systems, primarily the DataFlo and Man-Fact II systems, and related support services, and substantially all of Interactive's revenue is derived from the sale of manufacturing information systems, primarily the INFOFLO and JES systems, and related support services. Accordingly, any event that adversely affects fees derived from the sale of such systems, such as competition from other products, significant flaws in DataWorks' or Interactive's software products or incompatibility with third party hardware or software products, negative publicity or evaluation, or obsolescence of the hardware platforms or software environments in which the systems run, could have a material adverse effect on DataWorks' and the combined company's business and operations. DataWorks' and the combined company's future financial performance will depend, in substantial part, on the continued development and introduction of new and enhanced versions of DataFlo, Man-Fact II, INFOFLO and JES and other products, and customer acceptance of such new and enhanced products.

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS

     The market for DataWorks' and Interactive's software products is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies, such as the planned introduction of the initial phase of the ECS system, and the emergence of new industry standards, could render DataWorks' and Interactive's existing products and products currently under development obsolete and unmarketable. Accordingly, DataWorks' and the combined company's future success will depend upon their ability to enhance current products and develop and introduce new products that keep pace with technological developments, satisfy varying end-user requirements and achieve market acceptance. Any failure by DataWorks or the combined company to anticipate or respond adequately to technological developments or end-user requirements, or any significant delays in product development or introduction, could damage DataWorks' and the combined company's competitive position and have an adverse effect on revenues. There can be no assurance that DataWorks or the combined company will be successful in developing and marketing new products, including the ECS system, or product enhancements on a timely basis or that DataWorks or the combined company will not experience significant delays in the future, which could have a material adverse effect on DataWorks' and the combined company's business and operations. In addition, there can be no assurance that new products or product enhancements developed by DataWorks or the combined company will achieve market acceptance. DataWorks and the combined company may need to increase the size of their product development staffs in the near term to meet these challenges. There can be no assurance that DataWorks and the combined company will be successful in hiring and training an adequate number of qualified product development personnel to meet their needs.

     Software programs as complex as those offered by DataWorks and Interactive may contain undetected errors or "bugs" when first introduced or as new versions are released that, despite testing by DataWorks and Interactive, are discovered only after a product has been installed and used by customers. There can be no assurance that errors will not be found in future releases of DataWorks' and the combined company's software, or that any such errors will not impair the market acceptance of these products and adversely affect operating results. Problems encountered by customers installing and implementing new releases or with the performance of DataWorks', Interactive's or the combined company's products could have a material adverse effect on DataWorks' and the combined company's business and operations.

DEPENDENCE ON MANUFACTURING INDUSTRY

     DataWorks' and Interactive's businesses depend substantially upon the capital expenditures of mid-range discrete manufacturers, which in part depend upon the demand for such manufacturers' products. A recession or other adverse events affecting the manufacturing industry in the United States or other markets served by DataWorks and Interactive could affect such demand, forcing manufacturers in DataWorks' and Interactive's target markets to curtail or postpone capital expenditures on business information systems. Any such change in the amount or timing of capital expenditures in its target markets could have a material adverse effect on DataWorks' and the combined company's business and operations.

DEPENDENCE ON THIRD PARTY SOFTWARE AND HARDWARE

     Most of DataWorks' and Interactive's products incorporate and use software products and computer hardware and equipment developed by other entities. The RDBMS currently used in DataWorks' products are those which DataWorks believes are best suited for the particular applications required by the mid-range discrete manufacturers. These RDBMS have been developed by UniData, Inc. (previously Millsoft, Inc.) ("UniData"), VMARK Software, Inc. ("VMARK"), Progress and Microsoft Corporation. The operating systems on which DataWorks' products can function (UNIX, SCO-UNIX, UnixWare, VMS and Microsoft NT) have been developed or are owned by Novell Corporation, DEC and Microsoft Corporation. The computer hardware and related equipment sold as part of DataWorks' turnkey systems are manufactured by Hewlett-Packard, IBM, DEC and others. INFOFLO and JES incorporate and use software products and computer hardware and equipment developed by other entities. The fourth generation language ("4GL") set of development tools used by Interactive is provided by Unidata, Inc. and Oracle Corporation. The RDBMS used in Interactive's products have been developed by UniData, VMARK and Oracle Corporation, and the operating systems on which Interactive's products function (UNIX and NT) have been developed or are owned by Novell Corporation and Microsoft Corporation. A portion of the software in Interactive's Product Configurator module is provided by Expert Application Systems, Limited. The computer hardware and equipment sold as part of Interactive's turnkey systems are manufactured by Hewlett-Packard Company, IBM, DEC and others. There can be no assurance that all of these entities will remain in business, that such entities will continue to support these product lines, that their product lines will remain viable or that these products will otherwise continue to be available to DataWorks and the combined company. If any of these entities ceases to do business or abandons or fails to enhance a particular product line, DataWorks and Interactive may need to seek other suppliers. This could have a material adverse effect on DataWorks' and the combined company's business and operations. In addition, there can be no assurance that DataWorks' and Interactive's current suppliers will not significantly alter their pricing in a manner adverse to DataWorks and the combined company.

INTERNATIONAL OPERATIONS AND RISK OF INTERNATIONAL SALES

     DataWorks and Interactive derived approximately 4% and 32%, respectively, of their total revenues from operations outside North America in 1996. The international business is subject to various risks common to international activities, including exposure to currency fluctuations, political and economic instability, the greater difficulty of administering business abroad and the need to comply with a wide variety of foreign import and United States export laws and regulatory requirements. Neither DataWorks nor Interactive currently engages in foreign currency hedging transactions.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     DataWorks and Interactive rely on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other industry standard methods for protecting ownership of their proprietary software. There can be no assurance, however, that, in spite of these precautions, an unauthorized third party will not copy or reverse-engineer certain portions of DataWorks' or Interactive's products or obtain and use information that DataWorks and Interactive regard as proprietary. DataWorks and Interactive provide the source code for their application software under licenses to its customers to enable them to customize the software to meet particular requirements. Although DataWorks' and Interactive's source code licenses contain confidentiality and nondisclosure provisions, there can be no assurance that such customers will take adequate precautions to protect DataWorks' and Interactive's source code or other confidential information. In addition, the laws of some foreign countries do not protect DataWorks' and Interactive's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the mechanisms used by DataWorks and Interactive to protect their software will be adequate or that DataWorks' and Interactive's competitors will not independently develop software products that are substantially equivalent or superior to DataWorks' and Interactive's software products.

     DataWorks and Interactive have and may, from time to time receive notices from third parties claiming that their products infringe upon third party proprietary rights. DataWorks and Interactive expect that, as the number of software products in the industry increases and the functionality of these products further overlaps, software products will increasingly be subject to such claims. Any such claim, with or without merit, could result in costly litigation and require DataWorks or the combined company to enter into royalty or licensing arrangements. Such royalty or license arrangements, if required, may not be available, if at all, on terms acceptable to DataWorks or the combined company.

PRODUCT LIABILITY

     Because DataWorks and Interactive market and sell their software products on a turnkey basis, which includes rendering professional consulting services, DataWorks and Interactive incur significant risks of professional and other liability. No assurance can be given that the limitations of liability set forth in DataWorks' and Interactive's license agreements or other contracts would be enforceable or would otherwise protect them from liability for damages to a customer resulting from a defect in one of DataWorks' or Interactive's products or arising as a result of professional services rendered by DataWorks or Interactive. Such a claim, if successful and of sufficient magnitude, could have a material adverse effect on DataWorks' and the combined company's business and operations.

INFLUENCE OF EXISTING SHAREHOLDERS

     As of July 31, 1997, DataWorks' executive officers, directors and their
affiliates beneficially owned approximately      % of DataWorks' outstanding
shares of Common Stock. Upon consummation of the Merger, DataWorks' executive officers, directors and their affiliates will beneficially own approximately
     % of DataWorks' outstanding shares of Common Stock. As a result, these shareholders, if acting together, would be able to influence matters requiring approval by the shareholders of DataWorks, including the election of a majority of the directors. The voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of DataWorks. DataWorks has entered into agreements with its executive officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to DataWorks.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of DataWorks' Common Stock has fluctuated since its initial public offering in October 1995. The price of DataWorks' stock may be subject to significant fluctuations in the future in response to variations in quarterly operating results of DataWorks, announcements of new products by DataWorks or by its competitors, and general trends in the software industry, as well as fluctuations in the stock market that are unrelated to the operating performance of particular companies. Also, DataWorks' revenues or operating results in future quarters may be below the expectations of public market securities analysts and investors, which could cause the price of DataWorks' stock to decline, perhaps substantially. Such stock price and market fluctuations could adversely affect DataWorks and the combined company.

EFFECT OF CERTAIN CHARTER PROVISIONS

     DataWorks' Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of DataWorks Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of DataWorks. DataWorks has no present plan to issue any shares of Preferred Stock.

ADDITIONAL SHARES TO BE ISSUED BY DATAWORKS; SHARES ELIGIBLE FOR FUTURE SALE

     Based upon the capitalization of Interactive as of the close of business on the Record Date, an aggregate of approximately 3,700,000 shares of DataWorks Common Stock (the "Merger Consideration") will be issued in the Merger, and DataWorks will assume all outstanding Interactive options and warrants which will be converted into options and warrants to acquire approximately additional shares of DataWorks Common Stock. In general, the shares will be eligible for sale in the public market following the Merger, subject to certain volume and other resale limitations for affiliates of Interactive and DataWorks, pursuant to Rules 144 and/or 145 under the Securities Act and to agreements not to sell to the extent required to cause the Merger to be accounted for as a pooling of interests. See "Approval of the Merger and Related
Transactions -- Affiliate Agreements" and "Terms of the Merger." An aggregate of
approximately           of the shares issued in the Merger will be beneficially
owned by persons who may be deemed to be affiliates of Interactive and, therefore, subject to such limitations. The sale of a significant number of the foregoing shares may cause substantial fluctuations in the market price of DataWorks Common Stock. Upon completion of the Merger, DataWorks will have
outstanding an aggregate of           shares of Common Stock, assuming no
exercise of outstanding options or warrants, based upon the number of shares outstanding as of the Record Date. Assuming 3,700,000 shares of DataWorks Common Stock are issued as a result of the Merger, the current DataWorks shareholders'
ownership of DataWorks will be reduced to     %. In addition, promptly following
the Effective Date, DataWorks expects to file on Form S-8 a post-effective amendment to the Registration Statement registering a total of approximately 431,000 shares of DataWorks Common Stock issuable as a result of the exercise of DataWorks Exchange Options. Shares registered on such Form S-8 will, subject to vesting restrictions and to Rule 144 and/or Rule 145 volume limitations applicable to affiliates, be available for sale in the open market.

                             THE DATAWORKS MEETING

DATE, TIME AND PLACE OF MEETING

     The DataWorks Meeting will be held on Friday, [September 29], 1997 at
          , local time, at 5910 Pacific Center Boulevard, Suite 300, San Diego, California. DataWorks intends to deliver this Prospectus/Joint Proxy Statement
on or about [August   ,] 1997, to all DataWorks shareholders entitled to vote at the DataWorks Meeting.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of DataWorks Common Stock at the close of business on [August 20], 1997 (the "Record Date"), are entitled to notice of and to vote at the DataWorks Meeting. As of the close of business on the Record Date, there
were           shares of DataWorks Common Stock outstanding and entitled to
vote, held of record by           shareholders. Each DataWorks shareholder is
entitled to one vote for each share of DataWorks Common Stock held as of the Record Date.

VOTING OF PROXIES

     The DataWorks proxy accompanying this Prospectus/Joint Proxy Statement is solicited on behalf of the DataWorks Board for use at the DataWorks Meeting and at any adjournment or postponement thereof. DataWorks shareholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope. All proxies that are properly executed and returned, and that are not revoked, will be voted at the DataWorks Meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the Merger Proposal, the Bylaw Amendment and the other proposals submitted to the DataWorks shareholders, each as unanimously recommended by the DataWorks Board, as indicated herein. The DataWorks Board is not currently aware of any business to be brought before the DataWorks Meeting other than the specific proposals referred to in this Prospectus/Joint Proxy Statement and specified in the accompanying notice of the DataWorks Meeting. As to any other business that may properly come before the DataWorks Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

REVOCABILITY OF PROXIES

     A DataWorks shareholder who has given a proxy may revoke it at any time before it is exercised at the DataWorks Meeting by (i) delivering to the Secretary of DataWorks (by any means, including facsimile) a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the DataWorks Meeting or (iii) attending the DataWorks Meeting and voting in person (although attendance at the DataWorks Meeting will not, by itself, revoke a proxy).

VOTE REQUIRED

     Approval of the Merger Proposal and the Bylaw Amendment requires the affirmative vote of the holders of a majority of the shares of DataWorks Common Stock outstanding on the Record Date. As a group, all executive officers and directors of DataWorks and their respective affiliates beneficially owned
          shares, or approximately      %, of the DataWorks Common Stock
outstanding as of the Record Date. Certain executive officers and directors of DataWorks owning in the aggregate approximately 20% of the outstanding DataWorks Common Stock have each agreed to vote or direct the vote of all DataWorks Common Stock over which they have voting power or control in favor of the Merger Agreement and the Merger.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

     The presence, in person or by proxy, of a majority of the shares of DataWorks Common Stock outstanding on the Record Date is necessary to constitute a quorum for the transaction of business at the

DataWorks Meeting. Abstentions and broker non-votes will each be included in determining whether a quorum is present. Abstentions will have the same effect as a vote against a proposal. Broker non-votes will not be counted for any purpose in determining whether any of the proposals have been approved.

SOLICITATION OF PROXIES AND EXPENSES

     DataWorks will bear the entire cost of the solicitation of votes of DataWorks shareholders, including printing, assembly and mailing of this Prospectus/Joint Proxy Statement, the proxy and any additional information furnished to its shareholders. DataWorks has engaged the firm of Georgeson & Company Inc. to assist it in the distribution and solicitation of proxies and has agreed to pay Georgeson & Company Inc. a fee of $10,000 plus expenses for its services. Copies of the solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of DataWorks Common Stock beneficially owned by others to forward to such beneficial owners. DataWorks may reimburse persons representing beneficial owners of DataWorks Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram, letter or personal solicitation by directors, officers or other employees of DataWorks and by Georgeson & Company Inc. No additional compensation will be paid to directors, officers and other regular employees for such services.

BOARD RECOMMENDATION

     THE DATAWORKS BOARD BELIEVES THAT THE MERGER AND THE BYLAW AMENDMENT ARE FAIR TO AND IN THE BEST INTERESTS OF DATAWORKS AND ITS SHAREHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER PROPOSAL AND THE BYLAW AMENDMENT.

                            THE INTERACTIVE MEETING

DATE, TIME AND PLACE OF MEETING

     The Interactive Meeting will be held on [September 29,] 1997 at      a.m.,
local time, at Interactive's offices at 5095 Murphy Canyon Road, San Diego, California. Interactive intends to deliver this Prospectus/Joint Proxy Statement
on or about [August   ,] 1997, to all Interactive stockholders entitled to vote
at the Interactive Meeting.

RECORD DATE AND OUTSTANDING SHARES

     Only holders of record of Interactive Common Stock at the close of business on [August 20], 1997 (the "Record Date") are entitled to notice of and to vote
at the Interactive Meeting. As of the Record Date, there were           shares
of Interactive Common Stock outstanding and entitled to vote, held of record by stockholders. The principal stockholders of Interactive are identified below under "Interactive Principal Stockholders."

STOCKHOLDER VOTE REQUIRED

     The affirmative vote of the holders of a majority of the shares of Interactive Common Stock outstanding as of the Record Date is required to approve the Merger Proposal. Each holder of record of Interactive Common Stock on the Record Date will be entitled to cast one vote per share on the Merger Proposal. As a group, the directors and executive officers of Interactive and
their respective affiliates beneficially owned           shares, or
approximately      %, of the Interactive Common Stock outstanding as of the
Record Date.

     The presence, in person or by proxy, of at least a majority of the shares of Interactive Common Stock outstanding on the Record Date is necessary to constitute a quorum for the transaction of business. Abstentions will be counted for purposes of determining a quorum. For purposes of obtaining the required vote of a majority of the outstanding shares of Interactive Common Stock for approval of the Merger Proposal, the effect of an abstention and the effect of a broker non-vote will have the same effect as a vote against the proposal.

     Certain executive officers and directors of Interactive (Robert C. Vernon, Mark Hellinger and Randolph Naylor) owning in the aggregate approximately 39% of the outstanding Interactive Common Stock have each agreed to vote or direct the vote of all Interactive Common Stock over which they have voting power or control in favor of the Merger Agreement and the Merger. See "Terms of the Merger -- Related Agreements -- Voting Agreements."

PROXIES

     All shares of Interactive Common Stock that are entitled to vote and are represented at the Interactive Meeting by properly executed proxies received prior to or at the Interactive Meeting and not duly and timely revoked will be voted at the Interactive Meeting in accordance with the instructions indicated on such proxies. If no such instructions are indicated, such proxies will be voted to approve the Merger Proposal.

     Execution of a proxy does not in any way affect a stockholder's right to attend the Interactive Meeting and vote in person. An Interactive stockholder who has given a proxy may revoke it at any time before it is exercised at the Interactive Meeting by (i) delivering to the Secretary of Interactive (by any means, including facsimile) a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the Interactive Meeting or (iii) attending the Interactive Meeting and voting in person (although attendance at the Interactive Meeting will not, by itself, revoke a proxy).

SOLICITATION OF PROXIES; EXPENSES

     Interactive will bear the entire cost of the solicitation of votes of Interactive stockholders, including printing, assembly and mailing of this Prospectus/Joint Proxy Statement, the proxy and any additional information furnished to its stockholders. Copies of the solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Interactive Common Stock beneficially owned by others to forward to such beneficial owners. Interactive may reimburse persons representing beneficial owners of Interactive Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram, letter or personal solicitation by directors, officers or other employees of Interactive. No additional compensation will be paid to directors, officers and other regular employees for such services.

BOARD RECOMMENDATION

     THE INTERACTIVE BOARD BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF INTERACTIVE AND ITS STOCKHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MERGER PROPOSAL.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

     Other than statements of historical fact, the statements made in this section, including statements as to the benefits expected to result from the Merger and as to future financial performance and the analyses performed by DataWorks' and Interactive's respective financial advisors, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus/Joint Proxy Statement.

BACKGROUND OF THE MERGER

     Although discussed from time to time in connection with Interactive's long-term strategic planning, following its initial public offering in May 1995 and prior to the commencement of discussions with DataWorks in the first half of June 1997, the Interactive Board did not seek, invite or entertain proposals from third parties regarding a strategic transaction in which the business of Interactive would be acquired (whether by DataWorks or otherwise). Rather, Interactive has pursued a strategy of internal growth, acquisitions and diversification with the strategic objective of becoming a leading international provider of enterprise-wide, customer-oriented business information systems and related value-added implementation and support services to mid-sized, mixed mode manufacturers.

     At the beginning of June 1997, Stuart W. Clifton, Chairman of the Board, President and Chief Executive Officer of DataWorks, contacted Robert C. Vernon, Chairman of the Board and Chief Executive Officer of Interactive, regarding a meeting on June 5, 1997 to discuss certain strategic considerations. At the meeting Mr. Clifton presented Mr. Vernon with the outlines of a proposal in which DataWorks would acquire the business of Interactive in a stock-for-stock merger. Messrs. Clifton and Vernon also discussed, in general terms, a potential combination of DataWorks and Interactive.

     After communicating the outlines of the DataWorks proposal to the other Interactive directors, Mr. Vernon contacted Mr. Clifton on June 9, 1997 to advise him that, among other things, the proposed valuation for Interactive was inadequate from Interactive's perspective and that the outlines for any combination proposal would have to address the strategic fit of Interactive within the organization of the combined entity.

     During the week following their June 9 conversation, Mr. Vernon and Mr. Clifton continued discussions with respect to the outlines of a proposed combination. Through the course of such discussions, Mr. Clifton modified the original proposal of DataWorks. The relative valuation for Interactive was increased and a plan was outlined for a comprehensive integration of the businesses of Interactive and DataWorks, including a proposal for DataWorks to make specific employment and other arrangements with three key executives of Interactive (Robert C. Vernon, Mark Hellinger and Bruce H. Leith) to ensure the active and substantial participation of Interactive's management in the business of the combined entity.

     On June 11, 1997, the DataWorks Board held a special meeting attended by representatives of Cooley Godward LLP ("Cooley Godward") and Lehman Brothers. At the meeting, Mr. Clifton and Norman R. Farquhar, Executive Vice President and Chief Financial Officer of DataWorks, outlined for the Board the general terms of the proposed acquisition. Further, the Lehman Brothers representatives gave a preliminary report to the Board regarding various financial aspects of the proposed acquisition, as well as a general description of financial and other analyses they intended to undertake. The DataWorks Board then authorized the officers of DataWorks to proceed with discussions with Interactive and approved the engagement of Lehman Brothers.

     A special meeting of the Interactive Board was held on June 19, 1997, attended by representatives from Pillsbury Madison & Sutro LLP ("Pillsbury"), special counsel retained by Interactive in connection with a possible strategic transaction with DataWorks, and representatives from UBS Securities. At such meeting, the directors reviewed the basic reasons for considering a transaction with DataWorks as well as the reasons for continuing to pursue Interactive's strategic objectives alone. Based upon the resources offered by DataWorks, including respected executive leadership, a well-developed sales organization, respected products and technologies, and relatively significant cash resources, the Interactive directors concluded that achievement of Interactive's strategic objectives could be accelerated through a combination of the two companies. This conclusion was supported by, among other things, DataWorks' proposal to make arrangements to ensure the active and substantial participation of Interactive's management in the business of the combined entity. In this regard, the directors noted the proposed employment arrangements with certain Interactive executives as well as the proposed payments by DataWorks to these executives in the form of noncompetition payments and retention bonuses. See "Terms of the Merger -- Related Agreements." Further, the Interactive Board concluded that the expressions of interest from DataWorks were sufficiently attractive to enter into formal discussions regarding a potential combination. However, the Interactive Board also reaffirmed its determination that Interactive was not "for sale" and that any business combination with a third party such as DataWorks must be consistent with and in furtherance of Interactive's long-term strategic objectives. Representatives from UBS Securities then provided the directors with an overview of their firm and their experience and abilities in strategic combinations as well as Interactive's industry.

     On June 20, 1997, the DataWorks Board held another special meeting, attended by a representative of Cooley Godward. At that meeting, Mr. Clifton updated the Board with respect to negotiations with Interactive, including the status of discussions concerning the proposed aggregate consideration payable by DataWorks. Mr. Clifton also discussed potential risks and benefits to DataWorks of the proposed transaction. The DataWorks Board then authorized the officers of DataWorks to proceed with discussions with Interactive within the parameters discussed at the meeting, provided the final terms were subject to further Board approval.

     Another special meeting of the Interactive Board was held on June 23, 1997. The meeting was attended by representatives from Pillsbury and UBS Securities. At this meeting, the directors were advised of the status of discussions with DataWorks as well as the general terms of a first draft of the Merger Agreement. The directors were also advised by UBS Securities of preliminary financial information and analyses concerning a combination with DataWorks, as well as certain focal points for intended financial due diligence investigations. Based upon the status of discussions with DataWorks, the Interactive Board authorized management to engage UBS Securities as a financial advisor. The Interactive Board also established a special committee of the outside directors of the Interactive Board (comprising Messrs. Lyndol Cook and Randolph Naylor -- the "Interactive Special Committee") to review the fairness of financial arrangements between DataWorks and Interactive executives.

     During the period from June 23, 1997 to June 26, 1997, representatives of Interactive and DataWorks and their respective advisors conducted substantial due diligence investigations of each other's businesses and operations and further discussed the terms of a proposed business combination. As a result of these discussions, DataWorks indicated that it had considerable interest in a business combination with Interactive in a stock-for-stock transaction pursuant to a fixed exchange ratio. Due to DataWorks' interest in a fixed exchange ratio, the parties decided to suspend substantive discussions (as of June 26, 1997) until such time as the financial results for the respective second quarters of the companies could be made known to one another.

     Between the period from June 26, 1997 to July 24, 1997, Messrs. Vernon and Clifton communicated with one another from time to time regarding various aspects of the proposed combination and preliminary information regarding the financial results for the second fiscal quarters of Interactive and DataWorks.

     On July 21, 1997, the DataWorks Board held a regular meeting, attended by a representative of Cooley Godward. At the meeting, a report on DataWorks' second quarter financial results was presented to the Board. Further, Mr. Clifton informed the Board of his recent discussions with Mr. Vernon, including preliminary information about Interactive's financial results for the second quarter. The Board discussed and considered terms for an acquisition of Interactive. The Board then authorized the officers of DataWorks to continue negotiations with Interactive within the parameters discussed at the meeting, provided the final terms remained subject to further Board approval.

     Following the respective public announcements by Interactive and DataWorks of second quarter results on July 24, 1997, representatives of Interactive and DataWorks continued their due diligence investigations of each other's businesses and operations and further discussed the terms of a proposed business combination. In the course of these discussions, representatives of DataWorks proposed a revised Merger Agreement and related arrangements which included a fixed exchange ratio based upon the issuance of 3.7 million shares of DataWorks Common Stock for the issued and outstanding shares of Interactive Common Stock (plus options and warrants to purchase shares of DataWorks Common Stock to cover outstanding options and warrants to acquire shares of Interactive Common Stock).

     A special meeting of the Interactive Board was held on July 29, 1997 to receive a status report on Interactive's due diligence investigations of DataWorks and the results of the continuing discussions with DataWorks. The meeting was attended by representatives from UBS Securities and Pillsbury. At the meeting, the Interactive Board considered the terms of the proposed transaction with DataWorks, including the terms of a proposed stock option to DataWorks to acquire shares of Interactive Common Stock as well as arrangements obligating certain principal Interactive stockholders to vote in favor of the Merger Proposal (each a condition to DataWorks' interest in entering into the Merger Agreement). The Interactive Board also considered the preliminary analyses of UBS Securities regarding a combination of the businesses of Interactive and DataWorks from a financial point of view, as well as the alternative to effecting such a transaction with DataWorks (i.e., continuing to implement Interactive's strategy in the absence of any combination). Based upon its review of the information presented at the meeting, the Interactive Board authorized Interactive's representatives to continue to negotiate the terms of documents regarding a potential business combination with DataWorks.

     On July 30, 1997, the DataWorks Board held a special meeting to consider the agreed upon terms of the Merger Agreement, the Merger and related arrangements. Representatives from Cooley Godward and Lehman Brothers attended the meeting. Prior to the meeting, the directors had been provided with near-final versions of the Merger Agreement and related arrangements, as well as a detailed written report from Lehman Brothers relating to the transaction and its potential consequences. At the meeting, the DataWorks Board received a detailed oral report from Lehman Brothers regarding the proposed transactions, including its opinion that the Exchange Ratio was fair, from a financial point of view, to the shareholders of DataWorks (and such oral opinion was subsequently confirmed by delivery of the written opinion of Lehman Brothers). Following a discussion, the Lehman Brothers representatives exited the meeting. Upon further discussion among the directors, the DataWorks Board unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of, DataWorks and its shareholders, (ii) approved the Merger Agreement, the Merger and all related arrangements contemplated thereby, and (iii) resolved to recommend that the DataWorks shareholders vote for the approval of the principal terms of the Merger at a special meeting of the DataWorks shareholders to be held for such purpose. See "-- Reasons for the Merger; Recommendations of the Board of Directors -- DataWorks."

     Another special meeting of the Interactive Board was held on July 31, 1997 to consider the terms of the Merger Agreement, the Merger and related arrangements. Representatives from UBS Securities and Pillsbury attended the meeting. Prior to the meeting, the directors had been provided with near-final versions of the Merger Agreement and related arrangements, as well as a draft of a fairness opinion from UBS Securities and detailed background information with respect to such opinion. At the meeting, the Interactive Board received a report from Pillsbury summarizing the terms of the Merger Agreement and related arrangements and noting final revisions thereto. The Interactive Board also received a detailed report from UBS Securities regarding the fairness opinion of UBS Securities with respect to the Exchange Ratio, background information regarding Interactive and DataWorks, and a pro forma overview of the combined entity. UBS Securities delivered its opinion, orally, that the Exchange Ratio was fair, from a financial point of view, to the stockholders of Interactive (and such oral opinion was subsequently confirmed by delivery of the written opinion of UBS Securities dated July 31, 1997).

     Following the presentations by UBS Securities and Pillsbury, the Interactive Board took a brief recess to permit the members of the Interactive Special Committee to meet and review the fairness to the Interactive stockholders of the proposed financial arrangements (including noncompetition and retention payments) between DataWorks and certain Interactive executives. After discussion, the Interactive Special Committee unanimously determined that the proposed financial arrangements were fair to the Interactive stockholders.

     Immediately following the meeting of the Interactive Special Committee, the special meeting of the Interactive Board resumed. Following discussion among the directors, including exchanges with representatives from UBS Securities and Pillsbury, the Interactive Board unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of, Interactive and its stockholders. Accordingly, the Interactive Board unanimously approved the Merger Agreement, the Merger, the Option Agreement (defined below -- see "Terms of the Merger -- Related Agreements -- Option Agreement"), the Voting Agreements in favor of DataWorks (see "Terms of the Merger -- Related Agreements -- Voting Agreements") and all related arrangements contemplated thereby, and resolved to recommend that the Interactive stockholders vote for the approval and adoption of the Merger Agreement and the Merger at a special meeting of the Interactive stockholders to be held for such purpose. See "-- Reasons for the Merger; Recommendations of the Board of Directors -- Interactive."

     On the afternoon of Thursday, July 31, 1997, the Merger Agreement, the Option Agreement and the Voting Agreements were executed, and the parties issued a joint press release announcing the Merger.

DATAWORKS' REASONS FOR THE MERGER

     In the course of reaching its decision to approve the Merger Agreement, the Option Agreement, the Voting Agreements in favor of Interactive and each of the transactions and arrangements contemplated thereby, the DataWorks Board consulted with DataWorks' legal and financial advisors as well as with DataWorks' management, and considered a number of factors, including the following:

     - The combined company may possess increased international opportunities and greater sales and product line coverage, thereby enhancing its growth potential;

     - The Merger represents a strategic opportunity to diversify DataWorks' product and services offering;

     - The combined company may be able to achieve certain operating efficiencies as a result of the Merger;

     - The Merger may result in increased earnings per share for the combined company;

     - The Merger may result in additional complementary products addressing new markets; and

     - The Merger will provide significant additional international distribution capabilities and infrastructure which may enhance sales of DataWorks' existing products.

     In the course of its deliberations, the DataWorks Board reviewed with management a number of other factors relevant to the Merger, including, among other things: (i) information concerning DataWorks' and Interactive's respective businesses, prospects, financial performances, financial conditions and operations; (ii) the presentation made by Lehman Brothers to the DataWorks Board and its opinion rendered in connection therewith (see "-- Opinion of Lehman Brothers Inc."); (iii) an analysis of the respective contributions to revenues, operating profits and net profits of the combined company; (iv) the compatibility of the managements of DataWorks and Interactive; (v) potential synergies and alternatives for growth within the combined company; and (vi) reports from management and legal advisors on the results of DataWorks' due diligence investigation of Interactive.

     The DataWorks Board also considered a variety of potentially negative factors concerning the Merger, including (i) the risk that the combined company might not achieve revenue equal to the sum of the separate companies' anticipated revenue; (ii) the risk that the combined company might not achieve sufficient operating efficiencies to ensure that the Merger would not have a negative effect on DataWorks' earnings per share; (iii) the charges expected to be incurred in connection with the Merger, including transaction costs and costs of integrating the businesses of the companies, to be reflected in a charge of approximately $14.0 million (see "Unaudited Pro Forma Combined Condensed Financial Information"); (iv) the risk that the combined company's ability to increase or maintain revenue might be diminished by intensified competition among providers of similar or related software and services; (v) the risk that other benefits sought to be obtained by the Merger would not be obtained; and
(vi) other risks described above under "Risk Factors."

     Based on the factors described above, the DataWorks Board determined that the Merger is fair to and in the best interests of DataWorks and its shareholders, approved the Merger Agreement and the transactions contemplated by the Merger Agreement and recommended that the shareholders of DataWorks vote for adoption of the Merger Agreement.

     The foregoing discussion of the information and factors considered is not intended to be exhaustive but is believed to include the material factors considered by the DataWorks Board. In reaching a determination whether to approve the Merger, in view of the wide variety of factors considered, the DataWorks Board did not find it practical to quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

DATAWORKS BOARD RECOMMENDATION

     FOR THE REASONS DISCUSSED ABOVE, THE DATAWORKS BOARD HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF DATAWORKS AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY RECOMMENDED A VOTE FOR APPROVAL OF THE MERGER PROPOSAL AND THE BYLAW AMENDMENT.

INTERACTIVE'S REASONS FOR THE MERGER

     In the course of reaching its decision to approve the Merger Agreement, the Option Agreement, the Voting Agreements in favor of DataWorks and each of the transactions and arrangements contemplated thereby, the Interactive Board consulted with Interactive's legal and financial advisors as well as with Interactive's management, and considered a number of factors, including (i) the Interactive Board's view that the Merger would constitute a strategic combination that would accelerate the ability of Interactive to achieve its Strategic Objectives, albeit as part of a combined entity, (ii) that the combination of the two companies may enhance growth potential, (iii) the complementary product lines of the companies, (iv) the complementary geographic operations of the companies, with Interactive having significant international distribution capabilities and infrastructure which can be further enhanced with DataWorks products and DataWorks having a significant domestic presence which could enhance sales of Interactive products, (v) the complementary management teams, with Interactive having significant direct sales and international management skills and DataWorks having significant financial management capabilities, as well as little redundancy and greater overall management depth as a result of the combination, (vi) the potential to realize certain operating cost savings from the combination of two public companies, (vii) the terms and conditions of the proposed Merger, including the premium to be paid relative to recent closing prices for Interactive Common Stock, as well as the tax-free nature of the transaction to the Interactive stockholders, (viii) information regarding historical market prices and other information with respect to Interactive Common Stock and DataWorks Common Stock, (ix) the prospects for positive long-term performance of DataWorks Common Stock, balanced with the potential for more limited volatility in such stock (reflecting the combined companies) in comparison to Interactive Common Stock, (x) the presentation of Interactive's financial advisor, UBS Securities, and the opinion of such firm as to the fairness of the Exchange Ratio, from a financial point of view as of the date of such opinion, to the Interactive stockholders, and (xi) the Interactive Board's assessment of Interactive's principal alternative to the Merger (remaining an independent company).

     The Interactive Board also considered a variety of potentially negative factors concerning the Merger, including (i) the risk that the combined company might not achieve revenues equal to the sum of the separate companies' anticipated revenues, (ii) the risk that the combined company might not achieve sufficient operating efficiencies to ensure that the Merger would not have a negative effect on DataWorks' earnings per share, (iii) the risk that other benefits sought to be obtained by the Merger would not be obtained and (iv) other risks described above under "Risk Factors."

     The foregoing discussion of the information and factors considered by the Interactive Board is not intended to be exhaustive but is believed to include the material information and factors considered by the Interactive Board. In reaching a determination whether to approve the Merger, in view of the wide variety of factors considered, the Interactive Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative or specific weights to the information and factors considered in reaching its determinations, and individual directors may have given differing weights to different factors.

INTERACTIVE BOARD RECOMMENDATION

     FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF DIRECTORS OF INTERACTIVE HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTEREST OF, INTERACTIVE AND THE INTERACTIVE STOCKHOLDERS. ACCORDINGLY, THE INTERACTIVE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT INTERACTIVE STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINION OF LEHMAN BROTHERS INC.

     Lehman Brothers has acted as financial advisor to DataWorks in connection with the Merger. As part of its role as financial advisor to DataWorks, Lehman Brothers was engaged to render its opinion as to the fairness, from a financial point of view, to DataWorks of the Exchange Ratio to be offered in the Merger.

     THE FULL TEXT OF THE WRITTEN OPINION OF LEHMAN BROTHERS DATED JULY 31, 1997 IS ATTACHED AS APPENDIX B TO THIS PROSPECTUS/JOINT PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS MAY READ

SUCH OPINION FOR A DISCUSSION OF ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN RENDERING ITS OPINION. THE SUMMARY OF LEHMAN BROTHERS' OPINION SET FORTH IN THIS PROSPECTUS/JOINT PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     On July 31, 1997, in connection with the evaluation of the Merger Agreement by the DataWorks Board, Lehman Brothers rendered its written opinion that, as of the date of such opinion, and subject to certain assumptions, factors and limitations set forth in such written opinion as described below, the Exchange Ratio to be offered in the Merger is fair, from a financial point of view, to DataWorks.

     No limitations were imposed by DataWorks on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion. Lehman Brothers was not requested to and did not make any recommendation to the DataWorks Board as to the form or amount of consideration to be offered by DataWorks in the Merger, which was determined through arm's-length negotiations between DataWorks and Interactive. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to DataWorks or Interactive, but made its determination as to fairness, from a financial point of view, to DataWorks of the Exchange Ratio to be offered, on the basis of the financial and comparative analyses described below. Lehman Brothers' opinion was for the use and benefit of the DataWorks Board and was rendered to the DataWorks Board in connection with its consideration of the Merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any shareholder of DataWorks as to how such shareholder should vote with respect to the Merger. Lehman Brothers was not requested to opine as to, and its opinion does not in any manner address, DataWorks' underlying business decision to proceed with or effect the Merger.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed: (i) the Merger Agreement and the specific terms of the Merger; (ii) publicly available information concerning DataWorks and Interactive that it believed to be relevant to its analysis, (iii) financial and operating information with respect to the business, operations and prospects of DataWorks and Interactive furnished to it by DataWorks and Interactive; (iv) a trading history of DataWorks' Common Stock from October 27, 1995 (the date of DataWorks' initial public offering) to July 29, 1997 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant; (v) a trading history of Interactive's common stock from May 23, 1995 (the date of Interactive's initial public offering) to July 29, 1997 and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant; (vi) a comparison of the historical and estimated financial results and present financial condition of DataWorks and Interactive with those of other companies that Lehman Brothers deemed relevant, (vii) publicly available estimates of the future financial performances of DataWorks and Interactive prepared by third party research analysts; (viii) a comparison of the financial terms of the Merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant; and (ix) the potential pro forma financial effects of the Merger on DataWorks and Interactive and a comparison of the relative contributions of DataWorks and Interactive to the combined company following consummation of the Merger. In addition, Lehman Brothers had discussions with the management of DataWorks and Interactive concerning their respective businesses, operations, assets, financial conditions and prospects and the strategic benefits, operating synergies and cost savings expected to result from the combination of the businesses of DataWorks and Interactive, and undertook such other studies, analyses and investigations as it deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the managements of DataWorks and Interactive that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of DataWorks and Interactive, upon advice of DataWorks and Interactive, Lehman Brothers assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of DataWorks and Interactive as to the respective future financial performance of DataWorks and Interactive (including, without limitation, the strategic benefits, operating synergies and cost savings expected to result from a combination of the businesses of DataWorks and Interactive) and that DataWorks and Interactive will perform substantially in accordance with such projections. In addition, with the consent of DataWorks, Lehman Brothers performed certain of its analyses based upon alternative operating scenarios for Interactive. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of DataWorks or Interactive, and Lehman Brothers did not make or obtain any evaluations or appraisals of the assets or liabilities of DataWorks or Interactive. In arriving at its opinion, upon advice of DataWorks and its legal and accounting advisors, Lehman Brothers assumed that the Merger would qualify (i) for pooling-of-interests accounting treatment and (ii) as a reorganization within the meaning of the Code, and therefore as a tax-free transaction to the shareholders of Interactive. Lehman Brothers' opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion.

     In connection with its opinion, Lehman Brothers performed a variety of financial and comparative analyses as summarized below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant method of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of DataWorks and Interactive. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than as set forth therein. In additions, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Transaction Terms. The implied value to be received by Interactive shareholders on a per share basis, based upon the Exchange Ratio and the $12.625 closing price of DataWorks' stock on July 29, 1997, is $10.169.

     Transaction Premium Analysis. Lehman Brothers reviewed the premiums paid in selected acquisitions in the technology sector with transaction values greater than $50.0 million from January 1, 1994 through July 29, 1997 (the "Technology Transactions"). Lehman Brothers calculated the premium per share paid by the acquiror over the share price of the target company prevailing (i) one day (the "One Day Premium"), (ii) one week (the "One Week Premium"), and (iii) four weeks (the "Four Weeks Premium") prior to the announcement of the transaction. Lehman Brothers noted that (i) the One Day Premium associated with the Merger was 40.3% versus 34.3% for the median of the Technology Transactions; (ii) the One Week Premium associated with the Merger was 35.6% versus 40.2% for the median of the Technology Transactions; and (iii) the Four Weeks Premium associated with the Merger was 47.9% versus 52.7% for the median of the Technology Transactions.

     However, because the reasons for and the circumstances surrounding each of the Technology Transactions were specific to such transactions, and because of the inherent differences among the businesses, operations and prospects of Interactive and the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the transaction premium analysis and, accordingly, also made qualitative judgments concerning differences between the terms and characteristics of the Technology Transactions and the Merger that would affect the transaction values Interactive and such acquired companies.

     Comparable Transaction Analysis. Using publicly available information, Lehman Brothers compared selected financial terms of the Merger to similar data for selected transactions in the software and services industry (the "Comparable Transactions"). These transactions included Platinum Software Corporation's pending acquisition of Clientele Software Inc., The Indus Group's pending acquisition of TSW International, Baan Company N.V.'s pending acquisition of Aurum Software Inc., Reed Elsevier PLC's acquisition of MDL

Information Systems Inc., Open Market, Inc.'s acquisition of Folio Corporation, Gaec Computer Corporation Limited's acquisition of Dun & Bradstreet Software Services, Inc. (divested by Dun & Bradstreet Corporation), Computer Associates International Inc.'s acquisition of Cheyenne Software, Inc., Oracle Corporation's acquisition of Datalogix International, Inc., PeopleSoft, Inc.'s acquisition of Red Pepper Software Company, DataWorks Corporation's acquisition of DCD Corporation, Pure Software, Inc.'s acquisition of Atria Software, Inc., Security Dynamics Technologies, Inc.'s acquisition of RSA Data Security, Inc., International Business Machines Corporation's acquisition of Tivoli Systems, Inc., Cisco Systems, Inc.'s acquisition of TGV Software, Inc., Informix Corporation's acquisition of Illustra Information Technologies, Inc., Santa Cruz Operation, Inc.'s acquisition of the UNIX Operating Systems division of Novell, Inc., Computer Associates International Inc.'s acquisition of Legent Corporation, PLATINUM Technology, Inc.'s acquisition of Trinzic Corporation, Sybase Inc.'s acquisition of Powersoft Corporation, Computer Associates International Inc.'s acquisition of ASK Group, Inc. and CompuWare Corporation's acquisition of Uniface Holding, B.V.

     Lehman Brothers reviewed the prices paid in the Comparable Transactions in terms of the multiple of the Transaction Value (defined as the total consideration paid) to (i) last twelve months net income (the "LTM Net Income Multiple"); (ii) estimated net income for the calendar year based on the First Call and I/B/E/S (service companies used widely by the investment community to gather earnings estimates from various research analysts) data for the acquired entity (the "Forward Net Income Multiple"); and (iii) book value ("the Book Value Multiple"). Lehman Brothers also reviewed the prices paid in Comparable Transactions in terms of the multiple of the Transaction Enterprise Value (defined as the total consideration paid including total debt assumed less cash and cash equivalents transferred to the acquiror) to (i) last twelve months revenue (the "LTM Revenue Multiple"); (ii) last twelve months operating income, defined as earnings before interest and taxes (the "LTM EBIT Multiple"); (iii) last twelve months operating cash flow, defined as earnings before interest, taxes, depreciation and amortization (the "LTM EBITDA Multiple"); (iv) assets minus cash (the "Non-Financial Assets Multiple"); and (v) book value (the "Enterprise Book Value Multiple"). Lehman Brothers noted that (i) the LTM Net Income Multiple associated with the transaction was 62.7x as compared to 53.3x for the median of the Comparable Transactions; (ii) the Forward Net Income Multiple associated with the transaction was 20.3x as compared to 30.2x for the median of Comparable Transactions; (iii) the Book Value Multiple was 4.47x as compared to 8.49x for the median of the Comparable Transactions; (iv) the LTM Revenue Multiple was 0.91x as compared to 4.23x for the median of the Comparable Transactions; (v) the LTM EBIT Multiple was 43.4x as compared to 15.4x for the median of the Comparable Transactions; (vi) the LTM EBITDA Multiple was 19.0x as compared to 16.5x for the median of the Comparable Transactions; (vii) the Non-Financial Assets Multiple was 1.97x as compared to 8.91x for the median of the Comparable Transactions; and (viii) the Enterprise Book Value Multiple was 4.69x as compared to 8.08x for the Comparable Transactions.

     However, because the reasons for and the circumstances surrounding each of the Lehman Brothers Comparable Transactions were specific to such transactions, and because of the inherent differences among the businesses, operations and prospects of Interactive and the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable transactions analysis and, accordingly, also made qualitative judgments concerning differences between the terms and characteristics of these transactions and the Merger that would affect the transaction values of Interactive and such acquired companies.

     Contribution Analysis. Lehman Brothers utilized publicly available historical financial data regarding DataWorks and Interactive and managements' estimates of future financial performance of DataWorks and Interactive to calculate the relative contributions of DataWorks and Interactive to the pro forma Combined Company with respect to revenues, operating income and net income for the calendar years 1995, 1996, 1997 and 1998. In 1995, Interactive would have contributed 43.4%, 26.0% and 31.3% of revenues, operating income and net income, respectively, to the Combined Company. In 1996, Interactive would have contributed 48.1%, 17.4% and 18.9% of revenues, operating income and net income, respectively, to the Combined Company. In 1997, Interactive would contribute 44.4%, 28.7% and 23.0% of revenues, operating income and net income, respectively, to the Combined Company. In 1998, Interactive would contribute 41.5%, 27.4% and 24.0% of revenues, operating income and net income, respectively, to the Combined Company. Lehman Brothers compared such contributions to the pro forma ownership of the Combined Company by Interactive's shareholders. Such ownership would be approximately 27.2%, assuming exercise of all outstanding DataWorks and Interactive options and warrants.

     Pro Forma Analysis. Based on the Exchange Ratio and managements' financial projections for DataWorks and Interactive on a standalone basis, Lehman Brothers calculated the estimated pro forma financial results for the Combined Company for 1997 and 1998. Lehman Brothers also prepared a separate 1998 pro forma analysis that included operating synergies that the management of DataWorks considered reasonable. Lehman Brothers noted that, assuming no operating synergies as a result of the Merger and excluding extraordinary charges, the Merger would be (i) 5.5% dilutive to DataWorks' standalone earnings per share ("EPS") in calendar year 1997; (ii) 14.3% accretive to DataWorks' standalone EPS in the fourth quarter of 1997; and (iii) 3.1% dilutive to DataWorks' standalone EPS in calendar year 1998. The Merger would be 22.6% accretive to DataWorks' standalone EPS in calendar year 1998 when the operating synergies discussed above were taken into account. Lehman Brothers noted that the Merger would be accretive to DataWorks' standalone EPS in calendar year 1998 with minimal impact from the operating synergies discussed above.

     Stock Trading History. Lehman Brothers considered various historical data concerning the history of the trading prices and volumes for DataWorks Common Stock for various periods from October 27, 1995 (the date of DataWorks' initial public offering) to July 29, 1997 and for Interactive Common Stock for various periods from May 25, 1995 (the date of Interactive's initial public offering) to July 29, 1997 and the relative stock price performances during these periods for DataWorks, Interactive and selected companies engaged in businesses considered by Lehman Brothers to be comparable to that of DataWorks and Interactive. Specifically, Lehman Brothers included in its review certain enterprise applications companies including Aspen Technologies, Inc., Baan Company N.V., Fourth Shift Corporation, Hyperion Software Corporation, i2 Technologies, Inc., The Indus Group, Inc., JDA Software Group Inc., Manugistics Group, Inc., Oracle Corporation, PeopleSoft, Inc., Project Software & Development, Inc., SAP AG, and Symix, Inc. (the "Enterprise Applications Companies"). Lehman Brothers also reviewed certain customer information systems companies including Clarify, Inc., Genesys Telecommunications Laboratories, Inc., Pegasystems Inc., Remedy Corporation, Scopus Technology, Inc., Siebel Systems, Inc., and The Vantive Corporation (the "Customer Information Systems Companies"). During the period from July 26, 1996 to July 29, 1997, the closing stock price of Interactive ranged from $4.875 to $7.250. During the period from May 23, 1995 to July 29, 1997, the closing stock price of Interactive ranged from $6.750 to $7.250. During the period from July 26, 1996 to July 29, 1997, the closing stock price of DataWorks ranged from $17.375 to $12.625 per share. During the period from October 27, 1995 to July 29, 1997, the closing stock price of DataWorks ranged from $14.250 to $12.625 per share. Lehman Brothers noted that the stock prices of DataWorks and Interactive generally underperformed both the Enterprise Applications Companies and the Customer Information Systems Companies since the date of each company's initial public offering.

     Comparable Company Analysis. Using publicly available information, Lehman Brothers compared selected financial data of DataWorks and Interactive with similar data of the Enterprise Applications Companies and the Customer Information Systems Companies. For each of DataWorks, the Enterprise Applications Companies and the Customer Information Systems Companies, Lehman Brothers calculated the multiple of the stock price on July 29, 1997, and for Interactive, the transaction value per share to be paid in the Merger, to (i) the latest twelve months earnings per share (the "LTM P/E Multiple"); (ii) the estimated 1997 earnings per share (the "1997 P/E Multiple"), based on data from First Call; and (iii) the estimated 1998 earnings per share (the "1998 P/E Multiple"), based on data from First Call. Lehman Brothers noted that (i) the LTM P/E Multiple for DataWorks (based on a price of $12.625) was 19.1x as compared to 62.7x for Interactive, 47.0x for the median of the Enterprise Applications Companies and 63.6x for the median of the Customer Information Systems Companies; (ii) the 1997 P/E Multiple for DataWorks (based on a price of $12.625) was 15.9x as compared to 20.3x for Interactive, 39.1x for the median of the Enterprise Applications Companies and 57.4x for the median of the Customer Information Systems Companies; and (iii) the 1998 P/E Multiple for DataWorks (based on a price of $12.625) was 11.2x as compared to 13.2x for Interactive, 28.9x for the median of the Enterprise Applications Companies and 38.0x for the median of the

Customer Information Systems Companies. In addition, Lehman Brothers calculated the Firm Value (defined as the market value of the respective company's common equity plus total debt less cash and cash equivalents) as a multiple of the latest twelve months revenues (the "LTM Revenue Multiple"). Lehman Brothers noted that, as of July 29, 1997, the LTM Revenue Multiple for DataWorks (based on a price of $12.625) was 1.09x as compared to 0.91 for Interactive, 6.67x for the median of the Enterprise Application Companies and 10.64x for the median of the Customer Information Systems Companies.

     However, because of the inherent differences between the businesses, operations and prospects of DataWorks and Interactive and the business, operations and prospects of the companies included in the Enterprise Applications Companies and the Customer Information Systems Companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis, and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the companies included in the Enterprise Applications Companies and the Customer Information Systems Companies and DataWorks and Interactive that would affect the public trading values of each.

     Engagement of Lehman Brothers. Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

     Pursuant to an engagement letter between DataWorks and Lehman Brothers, DataWorks has agreed to pay Lehman Brothers (1) a retainer of $75,000, (2) a fee of $150,000 for rendering its opinion, against which the $75,000 retainer will be credited and (3) a fee of $800,000 upon consummation of the Merger against which the $150,000 retainer and opinion fee would be credited. DataWorks also has agreed to reimburse Lehman Brothers for reasonable expenses incurred by Lehman Brothers and to indemnify Lehman Brothers and certain related persons for certain liabilities that may arise out of its engagement and the rendering of this opinion.

     Lehman Brothers may actively trade in the securities of DataWorks and Interactive for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF UBS SECURITIES LLC

     On July 31, 1997, at the request of the Interactive Board, UBS Securities rendered its oral opinion to the Interactive Board (subsequently confirmed by delivery of a written opinion dated July 31, 1997) to the effect that, as of the date of such opinion, and subject to the various assumptions and limitations set forth in such opinion, the Exchange Ratio was fair, from a financial point of view, to the stockholders of Interactive (other than DataWorks or any of its affiliates).

     THE FULL TEXT OF THE OPINION OF UBS SECURITIES, DATED JULY 31, 1997, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY UBS SECURITIES, IS ATTACHED AS APPENDIX C HERETO AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF INTERACTIVE COMMON STOCK ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. THE OPINION OF UBS SECURITIES IS DIRECTED ONLY TO THE EXCHANGE RATIO AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF INTERACTIVE COMMON STOCK AS TO HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. FURTHERMORE, UBS SECURITIES EXPRESSES NO VIEW AS TO THE PRICE OR TRADING RANGE FOR SHARES OF DATAWORKS COMMON STOCK FOLLOWING THE CONSUMMATION OF THE MERGER. THE SUMMARY SET FORTH HEREIN OF THE OPINION OF UBS SECURITIES IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED HERETO AS APPENDIX C.

     In connection with its opinion, UBS Securities reviewed and considered such financial and other matters as it deemed relevant, including, among other things: (i) the Merger Agreement; (ii) the Option Agreement (as defined below);
(iii) the Voting Agreements by and between significant stockholders of Interactive and DataWorks; (iv) certain publicly available information for Interactive and DataWorks, including each of the annual reports of Interactive and DataWorks filed on Form 10-K for the year ended December 31, 1996, as amended, in the case of Interactive, and each of the quarterly reports of Interactive and DataWorks filed on Form 10-Q for the quarter ended March 31, 1997; (v) certain internal financial analyses, financial forecasts, reports and other information concerning Interactive and DataWorks furnished to UBS Securities by the respective managements of Interactive and DataWorks; (vi) discussions UBS Securities has had with certain members of the managements of each of Interactive and DataWorks concerning the historical and current business operations, financial conditions and prospects of Interactive and DataWorks and such other matters UBS Securities deemed relevant; (vii) the reported price and trading histories of the shares of Interactive Common Stock and DataWorks Common Stock as compared to the reported price and trading histories of certain publicly traded companies UBS Securities deemed relevant;
(viii) the respective financial conditions of Interactive and DataWorks as compared to the financial conditions of certain other companies UBS Securities deemed relevant; (ix) certain financial terms of the Merger as compared to the financial terms of selected other business combinations UBS Securities deemed relevant; and (x) such other information, financial studies, analyses and investigations and such other factors that UBS Securities deemed relevant for the purposes of this opinion.

     In conducting its review and arriving at its opinion, UBS Securities, with Interactive's consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information that was provided to UBS Securities by Interactive and DataWorks, respectively, or publicly available, and UBS Securities did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. UBS Securities, with Interactive's consent, assumed that the financial forecasts which it examined were reasonably prepared by the respective managements of Interactive and DataWorks on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of Interactive and DataWorks. UBS Securities was informed by Interactive, and has assumed, that the Merger will be recorded as a poolingof-interests under generally accepted accounting principles and will qualify as a reorganization within the meaning of Section 368(a) of the Code. UBS Securities did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Interactive and DataWorks, nor was it furnished with any such materials. UBS Securities' services to Interactive with respect to the Merger were comprised solely of providing financial advisory services, as described in the UBS Securities Engagement Letter (as defined below). In arriving at its opinion, UBS Securities, with Interactive's consent, did not consider, and UBS Securities' opinion does not reflect, the proposed payment by DataWorks of an aggregate of $2.5 million in retention bonuses and non-competition fees to certain members of Interactive's management in connection with the Merger. The opinion of UBS Securities is necessarily based upon economic and market conditions and other circumstances existing on the date thereof. Additionally, UBS Securities was not authorized or requested to, and did not, solicit alternative offers for Interactive or its assets, nor did UBS Securities investigate any other alternative transactions that may be available to Interactive.

     In connection with rendering its opinion to the Interactive Board, UBS Securities performed a variety of financial analyses which are summarized below. The following summary does not purport to be a complete description of all the analyses performed and factors considered by UBS Securities in connection with its opinion. UBS Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying UBS Securities' opinion. UBS Securities arrived at its ultimate opinion based on the results of all the analyses undertaken by it and assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. With respect to the analysis of selected publicly traded companies and the analysis of selected acquisitions summarized below, no company utilized as a comparison is either identical or directly comparable to Interactive or DataWorks and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading or acquisition values of the companies concerned. The estimates of future performance of Interactive and DataWorks provided by the respective managements of Interactive and DataWorks in or underlying UBS Securities' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. In performing its analyses, UBS Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Interactive or DataWorks. Estimates of values of companies or assets do not purport to be appraisals or necessarily to reflect the prices at which companies or their securities actually may be sold. None of the analyses performed by UBS Securities was assigned a greater significance by UBS Securities than any other.

     UBS Securities discussed with the respective managements of Interactive and DataWorks internal earnings estimates for Interactive and DataWorks, respectively, and certain other prospective information. Interactive and DataWorks do not publicly disclose internal management estimates of the type provided to UBS Securities in connection with its review of the financial terms of the Merger. Such estimates were preliminary in nature, prepared solely for internal purposes, and are subjective in many respects and are, therefore, susceptible to interpretations and periodic revisions based on actual experience and business developments. Such estimates were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those reflected in such estimates.

     The following is a brief summary of the analyses performed by UBS Securities and reviewed with the Interactive Board in connection with its opinion.

     Comparative Stock Price Performance -- UBS Securities reviewed the recent stock market performance of Interactive Common Stock and DataWorks Common Stock and compared such performance to that of the Nasdaq Composite Index and three groups of selected publicly traded companies deemed relevant by UBS Securities for the purposes of its analysis: Aspect Development, Inc., Baan Company NV, i2 Technologies, Inc., Manugistics Group, Inc., Oracle Corporation and PeopleSoft, Inc. (collectively, the "Large-Capitalization Enterprise Application Software Companies"); American Software, Inc., Datastream Systems, Inc., DataWorks, Indus Group, Inc., Industri-Matematik International Corp., Marcam Corporation, Project Software & Development, Inc., System Associates Software, Inc. and Wonderware Corporation (collectively, the "Mid-Capitalization Enterprise Application Software Companies"); and Catalyst International, Inc., Effective Management Systems, Fourth Shift Corporation, Gensym Corporation, Interactive and Symix, Inc. (collectively, the "SmallCapitalization Enterprise Application Software Companies"). UBS Securities observed that over the period from October 27, 1995, to July 25, 1997, Interactive Common Stock outperformed DataWorks Common Stock by 24.7%, and over the period from May 23, 1995, to July 25, 1997, outperformed equal-weighted indices of the common stocks of the Mid-Capitalization Enterprise Application Software Companies and the Small-Capitalization Enterprise Application Software Companies (excluding Interactive) by 29.9% and 28.5%, respectively, and underperformed the Nasdaq Composite Index and the equalweighted index of the common stocks of the Large-Capitalization Enterprise Application Software Companies by 71.0% and 168.6%, respectively. UBS Securities also observed that over the period from October 27, 1995, to July 25, 1997, DataWorks Common Stock outperformed the equal-weighted indices of the Mid-Capitalization Enterprise Application Software Companies (excluding DataWorks) and the Small-Capitalization Enterprise Application Software Companies by 22.5% and 20.9%, respectively, and underperformed Interactive Common Stock, the Nasdaq Composite Index and the equal-weighted index of the common stocks of the Large-Capitalization Enterprise Application Software Companies by 24.7%, 64.0% and 125.4%, respectively.

     Analysis of Selected Publicly Traded Companies -- UBS Securities compared certain financial information and operating statistics of Interactive with corresponding financial information and operating statistics of each of the Large-Capitalization Enterprise Application Software Companies, the Mid-Capitalization Enterprise Application Software Companies and the Small-Capitalization Enterprise Application Software Companies (excluding Interactive), and certain financial information and operating statistics of DataWorks with corresponding financial information and operating statistics for each of the Large-Capitalization Enterprise Application Software Companies, the Mid-Capitalization Enterprise Application Software Companies (excluding DataWorks) and the Small-Capitalization Enterprise Application Software Companies. Such financial information and operating statistics included, among other things, certain historical profitability margins, certain historical and projected growth rates, market values of equity, total enterprise values and implied multiples of historical and estimated revenues and earnings per share. Among other things, this analysis indicated that the implied multiples (i) for the Large-Capitalization Enterprise Application Software Companies were as follows: (a) total enterprise value as a multiple of last twelve months revenues ranged from 15.31x to 7.02x, with a median of 13.68x and an average of 12.61x;
(b) total enterprise value as a multiple of estimated calendar 1997 revenues ranged from 13.67x to 5.66x, with a median of 10.84x and an average of 10.44x;
(c) total enterprise value as a multiple of estimated calendar 1998 revenues ranged from 9.24x to 4.00x, with a median of 7.47x and an average of 6.93x; (d) market price as a multiple of last twelve months earnings per share ("EPS") ranged from 187.0x to 49.0x, with a median of 112.9x and an average of 117.0x;
(e) market price as a multiple of estimated calendar 1997 EPS ranged from 126.3x to 36.0x, with a median of 75.7x and an average of 77.9x; and (f) market price as a multiple of estimated calendar 1998 EPS ranged from 74.3x to 29.0x, with a median of 49.8x and an average of 49.0x; (ii) for the Mid-Capitalization Enterprise Application Software Companies were as follows: (a) total enterprise value as a multiple of last twelve months revenues ranged from 6.81x to 0.93x, with a median of 1.57x (2.12x excluding DataWorks) and an average of 2.73x (2.93x excluding DataWorks); (b) total enterprise value as a multiple of estimated calendar 1997 revenues ranged from 4.78x to 0.91x (1.04x excluding DataWorks), with a median of 1.98x (2.51x excluding DataWorks) and an average of 2.26x (2.45x excluding DataWorks); (c) total enterprise value as a multiple of estimated calendar 1998 revenues ranged from 2.52x to 0.66x (0.88x excluding DataWorks), with a median of 1.08x (1.60x excluding DataWorks) and an average of 1.45x (1.65x excluding DataWorks), (d) market price as a multiple of last twelve months EPS ranged from 70.0x to 16.9x (17.8x excluding DataWorks), with a median of 31.5x (44.8x excluding DataWorks) and an average of 38.9x (44.3x excluding DataWorks); (e) market price as a multiple of estimated calendar 1997 EPS ranged from 49.6x to 15.8x (17.2 excluding DataWorks), with a median of 23.9x (24.9x excluding DataWorks) and an average of 28.1x (29.9x excluding DataWorks); and
(f) market price as a multiple of estimated calendar 1998 EPS ranged from 36.9x to 9.4x (12.0x excluding DataWorks), with a median of 15.1x (18.1x excluding DataWorks) and an average of 19.5x (20.8x excluding DataWorks); and (iii) for the Small-Capitalization Enterprise Application Software Companies were as follows: (a) total enterprise value as a multiple of last twelve months revenues ranged from 1.50x to 0.20x, with a median of 0.74x (0.78x excluding Interactive) and an average of 0.79x (0.82x excluding Interactive); (b) total enterprise value as a multiple of estimated calendar 1997 revenues ranged from 1.17x to 0.16x, with a median of 0.61x (0.65x excluding Interactive) and an average of 0.66x (0.68x excluding Interactive); (c) total enterprise value as a multiple of estimated calendar 1998 revenues ranged from 0.69x to 0.12x, with a median of 0.46x (0.52x excluding Interactive) and an average of 0.46x; (d) market price as a multiple of last twelve months EPS ranged from 45.3x (26.9x excluding Interactive) to 16.8x, with a median of 26.9x (21.8x excluding Interactive) and an average of 29.7x (21.8x excluding Interactive); (e) market price as a multiple of estimated calendar 1997 EPS ranged from 22.8x to 12.9x (13.8x excluding Interactive), with a median of 13.8x (18.3x excluding Interactive) and an average of 16.5x (18.3x excluding Interactive); and (f) market price as a multiple of estimated calendar 1998 EPS ranged from 26.1 to 6.3x, with a median of 15.3x (17.1x excluding Interactive) and an average of 14.8x (16.2x excluding Interactive). UBS Securities observed that the implied financial multiples (i) for Interactive were as follows: (a) total enterprise value as a multiple of last twelve months revenues of 0.65x (0.92x based on the Exchange Ratio and a closing price for DataWorks Common Stock of $12.69 on July 25, 1997); (b) total enterprise value as a multiple of estimated calendar 1997 revenues of 0.57x (0.81x based on the Exchange Ratio and a closing price for DataWorks Common Stock of $12.69 on July 25, 1997); (c) total enterprise value as a multiple of estimated calendar 1998 revenues of 0.46x (0.66x based on the Exchange Ratio and a closing price for DataWorks Common Stock of $12.69 on July 25, 1997); (d) market price as a multiple of last twelve months EPS of 45.3x (63.9x based on the Exchange Ratio and a closing price for DataWorks Common Stock of $12.69 on July 25, 1997); (e) market price as a multiple of estimated calendar 1997 EPS of 12.9x (18.2x based on the Exchange Ratio and a closing price for DataWorks Common Stock of $12.69 on July 25, 1997); and (f) market price as a multiple of estimated calendar 1998 EPS of 7.5x (10.6x based on the Exchange Ratio and a closing price for DataWorks Common Stock of $12.69 on July 25, 1997); and (ii) for DataWorks were as follows: (a) total enterprise value as a multiple of last twelve months revenues of 1.10x; (b) total enterprise value as a multiple of estimated calendar 1997 revenues of 0.91x; (c) total enterprise value as a multiple of estimated calendar 1998 revenues of 0.66x; (d) market price as a multiple of last twelve months EPS of 16.9x; (e) market price as a multiple of estimated calendar 1997 EPS of 15.6x; and

(f) market price as a multiple of estimated calendar 1998 EPS of 9.4x. All estimated data for each of the Large-Capitalization Enterprise Application Software Companies, the Mid-Capitalization Enterprise Application Software Companies (excluding DataWorks) and the Small-Capitalization Enterprise Application Software Companies (excluding Interactive) were based on publicly available, independent estimates of selected investment banking firms, and all estimated data for Interactive and DataWorks were based on the estimates of the respective managements of such companies. All implied financial multiples were based on closing market prices on July 25, 1997.

     Analysis of Selected Acquisitions -- UBS Securities reviewed 12 selected merger and acquisition transactions involving enterprise application software companies, all of which were announced since the beginning of 1995 (the "Selected Acquisitions"). UBS Securities analyzed the equity purchase price, total enterprise value, certain implied financial multiples and the premiums over prevailing market prices based on certain public information for each of the Selected Acquisitions. This analysis indicated that the implied financial multiples of the Selected Acquisitions were as follows: (i) total enterprise value as a multiple of last twelve months revenues ranged from 13.21x to 1.38x, with a median of 2.96x and an average of 4.67x; (ii) total enterprise value as a multiple of last twelve months operating income ranged from 33.1x to 8.6x, with a median of 13.8x and an average of 18.5x; (iii) equity purchase price as a multiple of last twelve months net income ranged from 92.1x to 12.9x, with a median of 62.1x and an average of 58.0x; and (iv) equity purchase price as a multiple of estimated net income ranged from 67.0x to 33.4x, with a median of 42.5x and an average of 47.6x. Additionally, this analysis indicated that the premiums represented by the purchase price to the market price of the subject company one day and four weeks prior to the announcement of the subject transaction ranged from 44.3% to 18.5%, with a median of 33.0% and an average of 32.9%, and from 117.0% to 23.8%, with a median of 55.9% and an average of 59.4%, respectively. UBS Securities observed that the financial multiples of Interactive implied by the Exchange Ratio, based on a closing price for DataWorks Common Stock of $12.69 on July 25, 1997, were: (i) total enterprise value as a multiple of last twelve months revenues of 0.92x; (ii) total enterprise value as a multiple of last twelve months net income of 43.6x; (iii) equity purchase price as a multiple of last twelve months net income of 63.9x; and (iv) equity purchase price as a multiple of estimated net income of 18.2x. Additionally, UBS Securities observed that the premiums to the market price of Interactive Common Stock on July 25, 1997, and four weeks prior to July 25, 1997, implied by the Exchange Ratio, based on a closing price for DataWorks Common Stock of $12.69 on July 25, 1997, were 41.0% and 61.9%, respectively.

     In addition, UBS Securities reviewed 46 selected merger and acquisition transactions involving publicly traded software companies, all of which were announced since the beginning of 1995 (the "Selected Publicly Traded Software Company Acquisitions"), and 31 of such Selected Publicly Traded Software Company Acquisitions which were stock-for-stock merger transactions (the "Selected Software Stock Merger Transactions"), and analyzed the premiums over prevailing market prices paid in such transactions. This analysis indicated that the median and average premiums represented by the purchase price to the market price of the subject company one day and four weeks prior to the announcement of the subject transaction for the Selected Publicly Traded Software Company Acquisitions were 35.2% and 36.0%, respectively, and 51.2% and 44.3%, respectively, and for the Selected Software Stock Merger Transactions were 31.4% and 31.8%, respectively, and 49.1% and 44.0%, respectively. UBS Securities observed that the premiums to the market price of Interactive Common Stock on July 25, 1997, and four weeks prior to July 25, 1997, implied by the Exchange Ratio, based on a closing price for DataWorks Common Stock of $12.69 on July 25, 1997, were 41.0% and 61.9%, respectively.

     Exchange Ratio Analysis -- UBS Securities reviewed the ratios of the prices of Interactive Common Stock to DataWorks Common Stock over various periods ending July 25, 1997, and calculated the premium represented by the Exchange Ratio to these ratios. The ratios of closing market prices of Interactive Common Stock to DataWorks Common Stock for the various periods ending July 25, 1997, were 0.300 for the average of the previous year, 0.366 for the average of the previous six months, 0.384 for the average of the previous three months, 0.403 for the average of the previous two months, 0.483 for the average of the previous one month, 0.178 for the 52-week low, 0.620 for the 52-week high, 0.287 for the day four weeks prior to July 25, 1997 and 0.620 on July 25, 1997. UBS Securities observed that the Exchange Ratio represented premiums of

168.4%, 120.3%, 109.9%, 100.1%, 66.6%, 351.9%, 29.8%, 180.7% and 29.8%,
respectively, to the aforementioned ratios of the market prices of Interactive Common Stock to DataWorks Common Stock.

     Contribution Analysis -- UBS Securities analyzed the pro forma contribution of each of Interactive and DataWorks to the resultant combined company if the Merger were to be consummated. Such analysis was based on historical information and the estimates of the respective managements of Interactive and DataWorks. Such analysis indicated that, on average, for the calendar year 1996, the last twelve months period ended June 30, 1997, and the calendar years 1997 and 1998, Interactive would contribute approximately 45.0% of the revenues of the combined company, approximately 39.2% of the gross profit of the combined company, approximately 21.4% of the operating income of the combined company and approximately 18.6% of the net income of the combined company. UBS Securities observed that the Exchange Ratio implied pro forma ownership of the outstanding common stock of the combined company of 26.8% for holders of Interactive Common Stock and pro forma ownership of the outstanding common stock of the combined company, adjusted to include options and warrants outstanding for each of Interactive and DataWorks, of 27.2% for holders of Interactive Common Stock.

     Pro Forma Merger Analysis -- UBS Securities analyzed certain pro forma financial effects resulting from the Merger, including the impact of the Merger on DataWorks' projected earnings per share for the calendar years 1997 and 1998. Based on the estimates of the respective managements of Interactive and DataWorks and the Exchange Ratio, and assuming that the Merger was treated as a pooling-of-interests for accounting purposes, the results of the pro forma merger analysis suggested that, in the absence of any potential operating synergies that may result from the Merger, the Merger will be dilutive to DataWorks' earnings per share in each of the calendar years 1997 and 1998. The actual results achieved by the combined company could vary from projected results and the variations could be material.

     Interactive and UBS Securities have entered into a letter agreement, dated June 26, 1997 (the "UBS Securities Engagement Letter"), relating to the services to be provided by UBS Securities to Interactive in connection with the Merger. Pursuant to the UBS Securities Engagement Letter, Interactive has agreed to pay UBS Securities for its services: (i) a fee of $250,000 in connection with the delivery of the opinion of UBS Securities, payable upon the delivery by UBS Securities of its opinion, and (ii) a transaction fee of $800,000, payable at the closing of the Merger, less any amount payable pursuant to (i) above. In addition, Interactive has agreed to reimburse UBS Securities for its expenses, including the reasonable fees and disbursements of its counsel. Pursuant to an additional letter agreement dated June 26, 1997, Interactive also has agreed to indemnify UBS Securities against certain liabilities, including liabilities under the federal securities laws arising in connection with its engagement by Interactive.

     UBS Securities is an internationally recognized investment banking and financial advisory firm. UBS Securities, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, UBS Securities and its affiliates actively trade the shares of Interactive Common Stock and DataWorks Common Stock for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

AMENDMENT OF DATAWORKS BYLAWS

     At the DataWorks Meeting, the DataWorks shareholders will be asked to consider and vote upon the Bylaw Amendment. The full text of the Bylaw Amendment is attached as Appendix E to this Prospectus/Joint Proxy Statement. DataWorks shareholders are urged to read the Bylaw Amendment in its entirety. Upon DataWorks shareholders approval of the Bylaw Amendment, the DataWorks Board will fix the number of authorized directors of DataWorks at eight (8) and, following consummation of the Merger, elect Robert C. Vernon to fill the vacancy on the DataWorks Board created thereby. If so elected, Mr. Vernon will serve as a director of DataWorks until the next annual meeting of DataWorks shareholders and until his successor is elected and has qualified, or until his earlier death, resignation or removal. See "Interactive Management" for biographical information regarding Mr. Vernon.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Interactive Board with respect to the Merger Proposal, holders of shares of Interactive Common Stock should be aware that certain executive officers and directors of Interactive have certain interests in the Merger that are in addition to the interests of holders of Interactive Common Stock generally. The Interactive Board has considered these interests, among other matters, in approving the Merger Agreement and the Merger.

     Employment, Retention and Noncompetition Arrangements. DataWorks has agreed to enter into employment agreements and noncompetition agreements with three of Interactive's current officers upon consummation of the Merger. Under the terms of their respective employment agreements, Robert C. Vernon and Mark Hellinger,
(a) will receive cash retention bonuses of $300,000 each payable over two years following the Merger, whether or not they remain employed by DataWorks for such two-year period (except in the event of termination for cause), (b) will be granted options to purchase DataWorks Common Stock (40,000 shares and 25,000 shares, respectively) pursuant to DataWorks' 1995 Equity Incentive Plan following the Effective Date and (c) will be entitled to receive severance payments equal to twelve months' salary upon termination of employment by DataWorks without cause. The employment agreement to be entered into by Bruce H. Leith, the current Vice President, European Operations of Interactive, does not provide for a cash retention bonus, an option grant or severance pay. In addition, under the terms of their respective noncompetition agreements, Mr. Vernon, Mr. Hellinger and Mr. Leith will each receive a noncompetition payment in cash ($1,150,000, $525,000 and $225,000, respectively) on the Effective Date. See "Terms of the Merger -- Related Agreements -- Employment and Noncompetition Agreements."

     Election of Vernon to DataWorks Board. Subject to DataWorks shareholder approval of the Bylaw Amendment, Mr. Vernon will be elected a director of DataWorks following consummation of the Merger.

     Indemnification and Insurance. Pursuant to the Merger Agreement, DataWorks agreed that after the Effective Date, it will provide, or will cause the Surviving Subsidiary to provide, certain indemnification and liability insurance benefits to certain indemnified parties, including directors and executive officers of Interactive. See "Terms of the Merger -- Indemnification and Insurance."

REGULATORY MATTERS

     Other than compliance with the federal securities laws and applicable securities and "blue sky" laws of the various states, DataWorks and Interactive are not aware of any governmental or regulatory approvals required for consummation of the Merger.

CERTAIN FEDERAL INCOME TAX MATTERS

     The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of Interactive Common Stock and DataWorks Common Stock. This discussion assumes that holders of shares of Interactive Common Stock and DataWorks Common Stock hold such shares as capital assets. This discussion is based on currently existing provisions of the Code, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to DataWorks, the DataWorks shareholders, Interactive or Interactive's stockholders described herein.

     Interactive stockholders and DataWorks shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Interactive stockholders or DataWorks shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, or are banks, insurance companies or tax-exempt organizations who are subject to the alternative minimum tax provisions of the Code, who are nonUnited States persons or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger).

     As of the date hereof, it is intended that the Merger will constitute a reorganization pursuant to Section 368(a) of the Code (a "Reorganization"). The respective obligations of the parties to consummate the Merger are conditioned on the receipt by DataWorks of an opinion from Cooley Godward, and on the receipt by Interactive of an opinion from Pillsbury, confirming that the Merger will constitute a Reorganization (collectively, the "Tax Opinions"); provided, however, that if counsel to Interactive does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to Interactive if counsel to DataWorks renders such opinion to Interactive.

     The opinions of Cooley Godward and Pillsbury set forth below summarize the material federal income tax consequences of the Merger to the Interactive stockholders and the DataWorks shareholders, assuming that the Merger will qualify as a Reorganization. The opinions of counsel as to such federal income tax consequences set forth below (i) are not binding on the Internal Revenue Service (the "IRS"), (ii) are based on certain assumptions, as well as representations received and to be received from DataWorks, Interactive, DataWorks Sub and certain stockholders of Interactive, (iii) are based on the assumption that the Merger will be consummated in accordance with the terms of the Merger Agreement and (iv) are subject to the limitations discussed below. Neither DataWorks nor Interactive has requested, or will request, a ruling from the IRS with regard to any of the federal income tax consequences of the Merger.

     - No gain or loss will be recognized for federal income tax purposes by the holders of Interactive Common Stock upon the receipt of DataWorks Common Stock solely in exchange for such Interactive Common Stock in the Merger (except to the extent that cash is received in lieu of fractional shares).

     - The aggregate tax basis of the DataWorks Common Stock so received by Interactive stockholders in the Merger (including any fractional shares of DataWorks Common Stock not actually received) will be the same as the aggregate tax basis of the Interactive Common Stock surrendered in exchange therefor.

     - The holding period of the DataWorks Common Stock so received by each Interactive stockholder in the Merger will include the holding period of the shares of Interactive Common Stock surrendered in exchange therefor.

     - Cash payments received by holders of Interactive Common Stock in lieu of fractional shares will be treated as if such fractional shares of DataWorks Common Stock had been issued in the Merger and then redeemed by DataWorks. Under Section 302 of the Code, if such redemption is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the holder will generally recognize capital gain or loss equal to the cash amount received for the fractional share of DataWorks Common Stock reduced by the portion of the holder's tax basis in the shares of Interactive Common Stock surrendered that is allocable to such fractional share interest in DataWorks Common Stock. Under these rules, a stockholder of Interactive should recognize capital gain or loss on the receipt of cash in lieu of a fractional share interest in DataWorks Common Stock. The capital gain or loss will be a long-term capital gain or loss if the holder's holding period in the fractional share interest is more than 12 months. The capital gain will be taxed at a maximum federal income tax rate of 28% if the holder's holding period in the fractional share interest is more than one year and less than 18 months and at a maximum federal income tax rate of 20% if the holder's holding period in such fractional share interest is more than 18 months.

     - A holder of DataWorks Common Stock who exercises dissenters' rights with respect to a share of DataWorks Common Stock and receives a cash payment for such share generally should recognize capital gain or loss measured by the differences between the shareholder's basis in such share and the amount of cash received, provided that such payment is "not essentially equivalent to a dividend" after giving effect to the constructive ownerhip rules of the Code. A sale of shares pursuant to an exercise of dissenters' rights generally will not be essentially equivalent to a dividend if, as a result of such exercise, the shareholder exercising dissenters' rights owns no shares of capital stock of DataWorks, after giving effect to the constructive ownership rules of the Code, immediately after the Merger. The capital gain or loss will be a long-term capital gain or loss if the holder's holding period in the fractional share interest is more than 12 months. The capital gain will be taxed at a maximum federal income tax rate of 28% if the holder's holding period in the fractional share interest is more than one year and less than 18 months and at a maximum federal income tax rate of 20% if the holder's holding period in such fractional share interest is more than 18 months. Any payment in respect of an exercise of dissenters' rights may be subject to backup withholding.

     The Tax Opinions will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations of DataWorks, Interactive, DataWorks Sub and the stockholders of Interactive, including representations in certain certificates delivered to counsel by certain respective managements of DataWorks, Interactive and DataWorks Sub and the stockholders of Interactive. In addition, the Tax Opinions will be based upon the assumption that the Merger will be consummated in accordance with the terms of the Merger Agreement. See "The Merger and Related
Transactions -- Related Agreements -- Affiliate Agreements."

     One key assumption is that the "continuity of interest" requirement will be satisfied in the Merger. In order for this requirement to be met, stockholders of Interactive must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of so much of (i) their Interactive Common Stock in anticipation of the Merger, plus (ii) the DataWorks Common Stock received in the Merger (collectively, the "Planned Dispositions") such that the Interactive stockholders, as a group, would no longer have a "significant equity interest" in the Interactive business being conducted by DataWorks after the Merger. Interactive stockholders will generally be regarded as having a significant equity interest as long as the DataWorks Common Stock received in the Merger (after taking into account Planned Dispositions), in the aggregate, represents a "substantial portion" of the entire consideration received by the Interactive stockholders in the Merger. This requirement is frequently referred to as the "continuity of interest" requirement. If the continuity of interest requirement is not satisfied, the Merger would not be treated as a Reorganization. The law is unclear as to what constitutes a "significant equity interest" or a "substantial portion." The IRS ruling guidelines require 50% continuity (although such guidelines do not purport to represent the applicable substantive law). The case law appears to be more liberal, however, and in one early case, the Supreme Court ruled that approximately 40% continuity was sufficient. The Merger Agreement and the Continuity of Interest Certificates contemplate that the 50% standard will be applied. No assurance, however, can be made that the "continuity of interest" requirement will be satisfied, and if such requirement is not satisfied, the Merger will not be treated as a Reorganization.

     A successful IRS challenge to the Reorganization status of the Merger would result in significant adverse tax consequences to Interactive stockholders. An Interactive stockholder would recognize gain or loss with respect to each share of Interactive Common Stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the Effective Date, of the DataWorks Common Stock received in exchange therefor. In such event, a stockholder's aggregate basis in the DataWorks Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Merger is consummated.

     Even if the Merger qualifies as a Reorganization, a recipient of DataWorks Common Stock would recognize income to the extent that, for example, any such shares were determined to have been received in exchange for services, to satisfy obligations or in consideration for anything other than the Interactive Common Stock surrendered. In addition, to the extent that a Interactive stockholder were treated as receiving (directly or indirectly) consideration other than DataWorks Common Stock in exchange for such stockholder's Interactive Common Stock, gain or loss would have to be recognized.

     THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. THUS, HOLDERS OF INTERACTIVE COMMON STOCK AND DATAWORKS COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECTS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling of interests for accounting purposes. Under this accounting treatment, the recorded assets and liabilities and the operating results of both DataWorks and Interactive are carried forward to the combined operations of the surviving corporation at their recorded amounts. No recognition of goodwill in the combination is required of either party to the Merger.

     To support the treatment of the Merger as a pooling of interests, the affiliates of Interactive will enter into agreements imposing certain resale limitations on their stock. Each of the parties to the agreement shall have received letters, dated as of the Effective Date, from Ernst & Young LLP regarding the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement.

DISSENTERS' RIGHTS OF DATAWORKS SHAREHOLDERS

     THE FOLLOWING SUMMARY OF DISSENTERS' RIGHTS UNDER CALIFORNIA LAW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO CHAPTER 13 OF THE CALIFORNIA LAW, THE COMPLETE TEXT OF WHICH IS ATTACHED HERETO AS APPENDIX D.

     FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN CHAPTER 13 OF THE CALIFORNIA LAW MAY RESULT IN THE LOSS, TERMINATION OR WAIVER OF APPRAISAL RIGHTS. A DATAWORKS SHAREHOLDER WHO FAILS TO SIGN AND RETURN A PROXY CARD DISAPPROVING AND WITHHOLDING AUTHORIZATION FOR THE MERGER OR TO ATTEND THE DATAWORKS MEETING AND VOTE HIS OR HER SHARES AGAINST THE MERGER WILL NOT HAVE A RIGHT TO EXERCISE DISSENTERS' RIGHTS. A DATAWORKS SHAREHOLDER WHO DESIRES TO EXERCISE HIS OR HER DISSENTERS' RIGHTS MUST ALSO SUBMIT A WRITTEN DEMAND FOR PAYMENT TO DATAWORKS BEFORE THE DATE OF THE DATAWORKS MEETING. IN ADDITION, NO DATAWORKS SHAREHOLDER, UNDER ANY CIRCUMSTANCES, WILL HAVE A RIGHT TO DISSENT FROM THE MERGER AGREEMENT IF LESS THAN FIVE PERCENT (5%) OF THE OUTSTANDING SHARES OF DATAWORKS COMMON STOCK DO NOT PERFECT THEIR RIGHT TO DISSENT AND EXERCISE THEIR DISSENTERS' RIGHTS IN ACCORDANCE WITH CHAPTER 13 OF THE CALIFORNIA LAW.

     Under Chapter 13 of the California Law, each DataWorks shareholder as of the Record Date who votes against the Merger and who submits a written demand for payment to DataWorks prior to the date of the DataWorks Meeting is entitled to receive payment of the fair value of all or any portion of such holder's shares of DataWorks Common Stock owned by such holder if the Merger is consummated and if demands for payment are made with respect to five percent (5%) or more of the outstanding shares of DataWorks Common Stock. The fair value of such shares is determined as of July 31, 1997, the last day before the first announcement of the terms of the Merger. Any DataWorks shareholder who elects to perfect such holder's dissenters' rights and demands payment of the fair value of such holder's shares must strictly comply with Chapter 13 of the California Law. The following summary does not purport to be complete and is qualified in its entirety by reference to Chapter 13 of the California Law, the text of which is attached hereto as Appendix D and is incorporated herein by reference. Any holder of shares of DataWorks Common Stock considering demanding dissenters' rights is advised to consult legal counsel. Dissenters' rights will not be available unless and until the Merger (or a similar business combination) is consummated. To perfect the right to dissent and receive the fair value of such holder's shares, a DataWorks shareholder must vote against the Merger.

     Prior to the date set for approval of the Merger, each DataWorks shareholder who elects to exercise his or her dissenters' rights must make a written demand upon DataWorks for the purchase of his or her DataWorks shares. The DataWorks shareholder's demand must state the number and class of shares held of record by the DataWorks shareholder which the DataWorks shareholder demands that DataWorks purchase, as well as a statement by the DataWorks shareholder as to what such holder claims the fair market value of such shares was as of the day prior to the announcement of the Merger. The statement of fair market value constitutes an offer by the DataWorks shareholder to sell the shares at such price. Voting against the Merger shall not constitute such written demand.

     If demands for payment are made with respect to five percent (5%) or more of the outstanding shares of DataWorks Common Stock, and, as a consequence dissenting shareholders of DataWorks become entitled to exercise dissenters' rights, then within 10 days after the date of approval of the Merger, DataWorks will mail to each DataWorks shareholder who filed such a demand notice (the "DataWorks Notice") of the approval of the Merger by the DataWorks shareholders, accompanied by a copy of Sections 1300 through 1304 of the California Law. The DataWorks Notice shall also state the price determined by DataWorks to be the fair market value of shares of DataWorks Common Stock with respect to which dissenters' rights are properly exercised under the California Law ("DataWorks Dissenting Shares") and a brief description of the procedure to be followed by a shareholder who elects to dissent.

     Within the 30-day period following the mailing of the DataWorks Notice, the dissenting shareholder must submit to DataWorks for endorsement certificates for any shares which the DataWorks shareholder demands that DataWorks purchase. If DataWorks and the DataWorks shareholder agree upon the price of the DataWorks Dissenting Shares, the dissenting DataWorks shareholder is entitled to the agreed price with interest at the legal rate on judgments from the date of such agreement. Payment must be made within 30 days of the later of the date of the agreement between the DataWorks shareholder and DataWorks or the date the contractual conditions to the Merger are satisfied or waived.

     If DataWorks and the DataWorks shareholder cannot agree as to the fair market value or as to the fact that such shares are DataWorks Dissenting Shares, such DataWorks shareholder may file within six months of the date of mailing of the DataWorks Notice a complaint with the California Superior Court for the County of San Diego demanding judicial determination of such matters. DataWorks will then be required to make any payments in accordance with such judicial determination. If the complaint is not filed within the specified six-month period, the DataWorks shareholder's rights as a dissenter are lost.

     DataWorks Dissenting Shares lose their status as such if (i) DataWorks abandons the Merger; (ii) the shares are transferred prior to submission for endorsement or are surrendered for conversion into shares of another class in accordance with the Articles of Incorporation; (iii) the DataWorks shareholder and DataWorks do not agree as to the fair market value of such shares and a complaint is not filed within six months of the date that the DataWorks Notice was mailed; or (iv) the dissenting DataWorks shareholder withdraws, with the consent of DataWorks, his or her demand for purchase of such shares.

     IF DEMANDS FOR PAYMENT ARE MADE WITH RESPECT TO FIVE PERCENT (5%) OR MORE OF THE OUTSTANDING SHARES OF DATAWORKS COMMON STOCK, AND, AS A CONSEQUENCE DISSENTING SHAREHOLDERS OF DATAWORKS BECOME ENTITLED TO EXERCISE DISSENTERS' RIGHTS, THEN EITHER DATAWORKS OR INTERACTIVE MAY TERMINATE THE MERGER AGREEMENT, FOLLOWING WHICH THE PARTIES WILL NOT BE OBLIGATED TO CONSUMMATE THE MERGER. Further, purchase by DataWorks of five percent (5%) or more of the outstanding DataWorks Common Stock would prevent the Merger from being accounted for as a pooling of interests. The receipt of letters from Ernst & Young relating to the appropriateness of pooling of interests accounting for the Merger is a condition to the parties' obligations to consummate the Merger. See "Terms of the Merger."

NO APPRAISAL RIGHTS OF INTERACTIVE STOCKHOLDERS

     Under Section 262 of the DGCL, appraisal rights are generally available to stockholders of a constituent Delaware corporation in connection with a merger. However, appraisal rights are not available to the stockholders of a constituent Delaware corporation if (i) as of the record date for the meeting of stockholders to approve the merger, the corporation's stock is either (a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 stockholders; and (ii) the consideration to be received by such stockholders in the merger consists only of (a) shares of the capital stock of the corporation surviving the merger, (b) shares of the capital stock of any other corporation provided that such stock, as of the date on which the merger becomes effective, is either (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (2) held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares, or (d) a combination of the foregoing.

     Since Interactive Common Stock was listed on Nasdaq as a National Market security as of the close of business on the Record Date and since the holders of Interactive Common Stock will receive shares of DataWorks Common Stock, which will be listed on Nasdaq as a National Market security, the holders of Interactive Common Stock are not entitled to appraisal rights under the DGCL in connection with the Merger.

                              TERMS OF THE MERGER

     This section of the Prospectus/Joint Proxy Statement describes certain aspects of the proposed Merger. The Merger Agreement provides for the merger of DataWorks Sub, a newly formed, wholly owned Delaware subsidiary of DataWorks, with and into Interactive. The discussion in this Prospectus/Joint Proxy Statement of the Merger and the description of the principal terms of the Merger Agreement are accurate in all material respects but do not purport to be complete and are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Prospectus/Joint Proxy Statement as Appendix A and incorporated herein by reference. All DataWorks shareholders and Interactive stockholders are urged to read the Merger Agreement in its entirety.

EFFECTIVE DATE

     The Merger will be consummated promptly following approval of the Merger Proposal by the DataWorks shareholders and the Interactive stockholders and the satisfaction or waiver of all other conditions to consummation of the Merger. The Merger will become effective on the date the certificate of merger is duly filed with the Delaware Secretary of State (the "Effective Date"). On the Effective Date, DataWorks Sub will merge with and into Interactive, with the result that Interactive will be the Surviving Subsidiary in the Merger and will be wholly owned by DataWorks. As described below, the stockholders of Interactive will become shareholders of DataWorks, and their rights will be governed by the DataWorks Articles, the DataWorks Bylaws and the California Law. See "Comparison of Rights of DataWorks Shareholders and Interactive Stockholders."

MANNER AND BASIS FOR CONVERTING SHARES

     Exchange Ratio. On the Effective Date, each outstanding share of Interactive Common Stock (other than any shares of Interactive Common Stock owned by DataWorks, Interactive, DataWorks Sub or any direct or indirect wholly owned subsidiary of DataWorks or Interactive) will be converted into the right to receive 0.8054 (the "Exchange Ratio") of a share of DataWorks Common Stock. Each share of Interactive Common Stock owned by DataWorks, Interactive, DataWorks Sub or any direct or indirect wholly owned subsidiary of DataWorks or Interactive immediately prior to Effective Date will be canceled and extinguished without any conversion thereof.

     Based upon the capitalization of Interactive as of the close of business on the Record Date, an aggregate of approximately 3,700,000 shares of DataWorks Common Stock (the "Merger Consideration") will be issued in the Merger, and DataWorks will assume all outstanding Interactive options and warrants which will be converted into options and warrants to acquire approximately additional shares of DataWorks Common Stock.

     On the Effective Date, all options to purchase Interactive Common Stock then outstanding either under Interactive's 1997 Stock Option Plan, 1995 Stock Option Plan or 1993 Stock Option Plan (collectively, the "Interactive Option Plans") or outside of the Interactive Option Plans (each an "Interactive Option" and, collectively, the "Interactive Options") and all outstanding warrants to purchase shares of Interactive Common Stock (each an "Interactive Warrant" and, collectively, the "Interactive Warrants") will be assumed by DataWorks. Immediately prior to the Effective Date, Interactive will terminate the Interactive Employee Stock Purchase Plan. All amounts that have been withheld but not yet applied to purchase shares of Interactive Common Stock pursuant to such plan as of its termination date will be applied to purchase the number of shares available under the Employee Stock Purchase Plan, and the Interactive Common Stock to be received by the participating employees pursuant to the terms of such plan will be converted at the Exchange Ratio into shares of DataWorks Common Stock. See "-- Treatment of Employee Equity Benefit Plans and Warrants."

     Each share of Common Stock, $.001 par value per share, of DataWorks Sub issued and outstanding as of the Effective Date will be converted into one validly issued, fully paid and nonassessable share of Common Stock, $.001 par value per share, of the Surviving Subsidiary. Each certificate evidencing ownership of shares of DataWorks Sub Common Stock will evidence ownership of such shares of capital stock of the Surviving Subsidiary.

     The Exchange Ratio will be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into DataWorks Common Stock or Interactive Common Stock), reorganization, recapitalization, reclassification or other like change with respect to DataWorks Common Stock or Interactive Common Stock occurring or having a record date on or after the date of the Merger Agreement and prior to the Effective Date.

     Promptly after the Effective Date, DataWorks, acting through the Exchange Agent, will deliver to each holder of record as of the Effective Date of a certificate or certificates which immediately prior to the Effective Date represented outstanding shares of Interactive Common Stock, a letter of transmittal with instructions to be used by such holder in surrendering such certificates in exchange for certificates representing shares of DataWorks Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF INTERACTIVE COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT, AND THEN ONLY IN ACCORDANCE WITH THE TERMS OF SUCH LETTER OF TRANSMITTAL.

     Fractional Shares. No fractional shares of DataWorks Common Stock will be issued in the Merger. Instead, each Interactive stockholder who would otherwise be entitled to receive a fraction of a share of DataWorks Common Stock will receive an amount in cash (without interest) determined by multiplying such fraction by the closing price of DataWorks Common Stock as reported on the Nasdaq National Market on the last trading date immediately preceding the Effective Date. DataWorks intends to use its current cash resources to fund the payments for fractional shares.

EFFECT OF THE MERGER

     Once the Merger is consummated, DataWorks Sub will cease to exist as a corporation, and Interactive will remain as the Surviving Subsidiary.

     Pursuant to the Merger Agreement, a form of Certificate of Incorporation of DataWorks Sub attached thereto will become the Certificate of Incorporation of the Surviving Subsidiary immediately following the Merger and the Bylaws of DataWorks Sub immediately prior to the Effective Date will become the Bylaws of the Surviving Subsidiary. The directors and officers of the Surviving Subsidiary will be the respective individuals who are serving as directors and officers of DataWorks Sub immediately prior to the Effective Date. There will be no change in the current DataWorks Board and officers of DataWorks as a result of the Merger, except that Robert C. Vernon, the current Chairman of the Board and Chief Executive Officer of Interactive, will become President, International Operations and a director of DataWorks, and Mark Hellinger, the current President and Chief Operating Officer -- North American Operations and a director of Interactive, will become President, Mid-Tier Division of DataWorks. In addition, Robert W. Brandel, currently an Executive Vice President and the Chief Operating Officer of DataWorks, will become President, Lower-Tier Division of DataWorks.

     If the combined company is to realize the anticipated benefits of the Merger, the operations of the two companies must be integrated and combined efficiently. The process of rationalizing management services, administrative organizations, facilities, management information systems and other aspects of operations, while managing a larger and geographically expanded entity, will present a significant challenge to the management of the combined company. There can be no assurance that the integration process will be successful or that the anticipated benefits of the business combination will be fully realized. The dedication of management resources to such integration may detract attention from the day-to-day business of the combined company. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial costs associated with the integration process, that such activities will not result in a decrease in revenues or that there will not be other material adverse effects of these integration efforts. Such effects could materially reduce the short-term earnings of the combined company. Subsequent to the Merger, DataWorks expects to incur a charge in the third quarter of fiscal 1997, currently estimated to be $14.0 million, to reflect the combination of the two companies, including transaction and integration costs. This amount is a preliminary estimate only. There can be no assurance that DataWorks will not incur additional charges in the third quarter and subsequent quarters to reflect costs associated with the Merger.

TREATMENT OF EMPLOYEE EQUITY BENEFIT PLANS AND WARRANTS

     Stock Options and Warrants. As of the Effective Date, each Interactive Option and each Interactive Warrant, whether or not exercisable, will be assumed by DataWorks and will continue to have, and be subject to, the same terms and conditions set forth in the stock option plan under which it was issued (if applicable) and the stock option agreement or warrant agreement by which it is evidenced. From and after the Effective Date (i) each Interactive Option and each Interactive Warrant will be or become exercisable for DataWorks Common Stock rather than Interactive Common Stock, (ii) the number of shares of DataWorks Common Stock subject to each Interactive Option and each Interactive Warrant shall be equal to the number of shares of Interactive Common Stock subject to such option or warrant immediately prior to the Effective Date multiplied by the Exchange Ratio, rounding down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), (iii) the per share exercise price under each Interactive Option and each Interactive Warrant shall be adjusted by dividing the per share exercise price under such option or warrant by the Exchange Ratio and rounding up to the nearest cent and (iv) any restriction on the exercise of any such option or warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of each such option and warrant shall otherwise remain unchanged.

     Form S-8 Filing. DataWorks has agreed to file with the Commission on Form S-8, promptly following the Effective Date, a post-effective amendment to the Registration Statement to register shares of DataWorks Common Stock issuable as the result of the assumption of the Interactive Options.

     Employee Stock Purchase Plan. Immediately prior to the Effective Date, Interactive will terminate the Interactive Employee Stock Purchase Plan. All amounts that have been withheld but not yet applied to purchase shares of Interactive Common Stock pursuant to such plan as of its termination date will be applied to purchase the number of shares available under the Employee Stock Purchase Plan and the Interactive Common Stock to be received by the participating employees pursuant to the terms of such plan will be converted at the Exchange Ratio into shares of DataWorks Common Stock.

STOCK OWNERSHIP FOLLOWING THE MERGER

     Based upon the capitalization of Interactive as of the close of business on the Record Date, an aggregate of approximately 3,700,000 shares of DataWorks Common Stock will be issued to Interactive stockholders in the Merger and DataWorks will assume options and warrants to acquire up to approximately 536,000 additional shares of Interactive Common Stock. Based upon the number of shares of DataWorks Common Stock issued and outstanding as of July 31, 1997, and after giving effect to the issuance of DataWorks Common Stock as described in the previous sentence and the exercise of all options to purchase Interactive Common Stock assumed by DataWorks, the former holders of Interactive Common Stock and options and warrants to purchase Interactive Common Stock would hold, and have voting power with respect to, approximately 30% of DataWorks' total issued and outstanding shares. The foregoing numbers of shares and percentages are subject to change to reflect any changes in the capitalization of either DataWorks or Interactive subsequent to the dates indicated and prior to the Effective Date, and there can be no assurance as to the actual capitalization of DataWorks or Interactive as of the Effective Date or of DataWorks at any time following the Effective Date.

REPRESENTATIONS AND WARRANTIES

     Pursuant to the Merger Agreement, each of DataWorks, Interactive and DataWorks Sub made certain representations and warranties relating to its respective business and various other matters. None of such representations and warranties will survive the Merger.

COVENANTS

     Pursuant to the Merger Agreement, each of DataWorks and Interactive has agreed (on behalf of itself and each of its direct and indirect majority-owned subsidiaries) that, until the earlier of the termination of the Merger Agreement pursuant to its terms and the Effective Date (the "Pre-Closing Period"), subject to certain exceptions, and except to the extent that the other party consents in writing, it will conduct its business and operations in the ordinary course and in accordance with past practices and in compliance with all applicable laws and regulations and the requirements of all applicable material contracts, preserve intact its current business organization, keep available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and others with which it has business relationships, use all reasonable efforts to keep in full force all of its existing insurance policies and provide all material notices, assurances and support required by any material contract to which it is a party.

     In addition, except as permitted by the terms of the Merger Agreement, and subject to certain exceptions, during the Pre-Closing Period, each of DataWorks and Interactive has agreed not to do any of the following or to permit its subsidiaries to do any of the following without the prior written consent of the other:

          (a) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

          (b) sell, issue, grant or authorize the issuance or grant of (i) any capital stock or other security, (ii) any option, call, warrant or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security; provided, however, that Interactive may issue Interactive Common Stock upon the valid exercise of Interactive Options or Interactive Warrants, grant Interactive Options to new employees consistent with past practice, and issue shares of Interactive Common Stock pursuant to the Interactive ESPP; and DataWorks may issue DataWorks Common Stock upon the valid exercise of outstanding options or warrants, grant options and/or warrants to employees and consultants consistent with past practice and issue DataWorks Common Stock pursuant to its existing option and stock plans;

          (c) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (d) form any subsidiary or acquire any equity interest or other interest in any other entity;

          (e) acquire, lease or license any material right or other material asset from any other person or entity or sell or otherwise dispose of, or lease or license, any material right or other material asset to any other person or entity (except in each case for assets acquired, leased, licensed or disposed of by DataWorks or Interactive in the ordinary course of business and consistent with past practices) or waive or relinquish any material right;

          (f) lend money to any person or entity, or incur or guarantee any indebtedness (except that DataWorks and Interactive may make routine borrowings and/or advance funds to employees and officers in the ordinary course of business and in accordance with past practices under its current financing facilities);

          (g) change any of its methods of accounting or accounting practices in any respect;

          (h) make any tax election;

          (i) commence or settle any legal proceeding;

          (j) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices; or

          (k) agree or commit to take any of the actions described in clauses
     (a) through (j) above.

     Interactive has further agreed that during the Pre-Closing Period it will not (a) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of Interactive stock option plans or stock purchase plan, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract or (b) establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (except for routine increases for non-officers consistent with past practices).

NO SOLICITATION

     Under the terms of the Merger Agreement, Interactive has agreed that, during the Pre-Closing Period, it will not directly or indirectly, and will not authorize or permit any subsidiary of Interactive or any of its or its subsidiaries' officers, directors, employees, agents, attorneys, accountants, advisors or representatives directly or indirectly to, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below) or take any action (excluding any press releases issued in connection with the announcement of the Merger or action in compliance with Interactive's required disclosure obligations under the Exchange Act) that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding Interactive or any of its subsidiaries to any person or entity in connection with or in response to an Acquisition Proposal, or (iii) engage in discussions or negotiations with any person or entity with respect to any Acquisition Proposal. An "Acquisition Proposal" means any offer, proposal or inquiry (other than from DataWorks) contemplating or otherwise relating to (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Interactive is a constituent corporation, (ii) in which a person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires Interactive or more than 50% of Interactive's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Interactive, or
(iii) in which Interactive issues securities representing more than 20% of the outstanding securities of any class of voting securities of Interactive; or (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of Interactive, or any liquidation or dissolution of Interactive. Pursuant to the Merger Agreement, Interactive further agreed to cease any and all activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. In addition, Interactive agreed that it will promptly advise DataWorks orally and in writing of any Acquisition Proposal (including the identity of the person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any person during the Pre-Closing Period and will keep DataWorks fully informed with respect to the status of any such Acquisition Proposal and any modifications or proposed modifications thereto.

     Notwithstanding the foregoing, but subject to the restrictions on the conduct of Interactive's business described above, prior to the Effective Date, to the extent the Interactive Board determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, Interactive may participate in discussions or negotiations with, and furnish non-public information and afford access to the properties, books or records of Interactive to, any person, entity or group after such person, entity or group has delivered to Interactive in writing an unsolicited bona fide Acquisition Proposal which the Interactive Board in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would reasonably be likely to result in a transaction more favorable than the Merger to the stockholders of Interactive from a financial point of view (a "Superior Proposal"). Prior to furnishing any such nonpublic information to, or entering into discussions with, such person, entity or group, Interactive must give DataWorks written notice of the identity of such person, entity or group and of Interactive's intention to furnish nonpublic information to, or enter into discussions with, such person, entity or group, and must obtain from such person, entity or group an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person, entity or group by or on behalf of Interactive. In addition, prior to furnishing any such nonpublic information to such person, entity or group, Interactive must furnish such nonpublic information to DataWorks (to the extent such nonpublic information has not been previously furnished by Interactive to DataWorks).

CONDITIONS TO THE MERGER

     The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Date of the following conditions: (i) the Merger Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law by the DataWorks shareholders and the Interactive stockholders; (ii) the Commission shall have declared the Registration Statement of which this Prospectus/Joint Proxy Statement is a part effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of this Prospectus/Joint Proxy Statement, shall have been initiated or threatened in writing by the Commission; (iii) there shall have been no material legal proceedings relating to the Merger or prohibiting the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; (iv) all waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the transactions contemplated hereby will have expired or terminated early;
(v) DataWorks and Interactive shall each have received written opinions from their respective tax counsel (Cooley Godward and Pillsbury, respectively), in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn; provided, however, that, if the counsel to Interactive does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to Interactive if counsel to DataWorks renders such opinion to Interactive; (vi) the employment agreements and noncompetition agreements shall have been executed by DataWorks and Messrs. Vernon, Hellinger and Leith; and (vii) the shares of DataWorks Common Stock issuable to stockholders of Interactive in the Merger and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

     In addition, the obligation of Interactive to consummate and effect the Merger is subject to the satisfaction at or prior to the Effective Date of each of the following conditions, any of which may be waived, in writing, exclusively by Interactive: (i) subject to certain materiality thresholds, the representations and warranties of DataWorks and DataWorks Sub contained in the Merger Agreement shall have been true and correct on and as of the date of the Merger Agreement and such representations and warranties shall be true and correct on and as of the Effective Date except for changes contemplated by the Merger Agreement and except in such cases where the failure to be so true and correct would not have a material adverse effect on DataWorks; (ii) DataWorks and DataWorks Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Date; and (iii) Interactive shall have received from Ernst & Young LLP, independent auditors for Interactive and DataWorks, letters dated on the Effective Date (which may contain customary qualifications and assumptions), to the effect that Ernst & Young LLP concurs with DataWorks management's conclusion that no conditions exist related to Interactive or DataWorks that would preclude DataWorks from accounting for the Merger as a pooling of interests.

     Further, the obligations of DataWorks and DataWorks Sub to consummate and effect the Merger are subject to the satisfaction at or prior to the Effective Date of each of the following conditions, any of which may be waived, in writing, exclusively by DataWorks: (i) subject to certain materiality thresholds, the representations and warranties of Interactive contained in the Merger Agreement shall have been true and correct on and as of the date of the Merger Agreement and such representations and warranties shall be true and correct on and as of the Effective Date except for changes contemplated by the Merger Agreement and except in such cases where the failure to be so true and correct would not have a material adverse effect on Interactive; (ii) Interactive shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the

Effective Date; and (iii) DataWorks shall have received from Ernst & Young LLP, independent auditors for Interactive and DataWorks, letters dated on the Effective Date (which may contain customary qualifications and assumptions), to the effect that Ernst & Young LLP concurs with DataWorks management's conclusion that no conditions exist related to Interactive or DataWorks that would preclude DataWorks from accounting for the Merger as a pooling of interests.

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement provides that it may be terminated at any time prior to the Effective Date as follows:

          (a) by mutual written consent of DataWorks and Interactive;

          (b) by either DataWorks or Interactive, if the Merger is not consummated by December 31, 1997 for any reason, provided that the right to terminate the Merger Agreement as provided in this clause (b) is not available to any party whose failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

          (c) by either DataWorks or Interactive, if a governmental entity issues an order, decree or ruling or takes any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

          (d) by either DataWorks or Interactive, if the required approvals of the DataWorks shareholders or the Interactive stockholders contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of such shareholders or stockholders duly convened therefor as contemplated by the Merger Agreement or at any adjournment thereof (provided that the Merger Agreement may not be terminated by a party pursuant to this provision if the failure to obtain such shareholder or stockholder approval was caused by the action or failure to act of such party and such action or failure to act constitutes a material breach by such party of the Merger Agreement);

          (e) by either DataWorks or Interactive at any time prior to the approval of the Merger by the DataWorks shareholders and the Interactive stockholders, if (i) the Interactive Board fails to recommend, or withdraws or modifies its unanimous recommendation in favor of, the Merger Proposal,
     (ii) the Interactive Board accepts or recommends a Superior Proposal to the Interactive stockholders, (iii) the Interactive Board approves, endorses or recommends any Acquisition Proposal, (iv) Interactive enters into any letter of intent or similar document or any contract relating to an Acquisition Proposal, (v) Interactive fails to hold the Interactive Meeting in a timely manner, (vi) a tender or exchange offer relating to securities of Interactive has been commenced and Interactive shall not have sent to its securityholders, within five business days after the commencement of such tender or exchange offer, a statement disclosing that Interactive recommends rejection of such offer, or (vii) an Acquisition Proposal is publicly announced and Interactive fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such proposal is announced or otherwise fails to actively oppose such Acquisition Proposal (each of the foregoing circumstances in clauses
     (i) through (vii) being hereinafter referred to as an "Interactive Triggering Event");

          (f) by DataWorks or Interactive, if holders of 5% or more of the shares of DataWorks Common Stock outstanding on the Record Date vote against the Merger Proposal and demand dissenters' rights under the California Law;

          (g) by DataWorks, upon a breach of any representation, warranty, covenant or agreement on the part of Interactive set forth in the Merger Agreement, or if any such representation or warranty of Interactive shall have become inaccurate, subject to certain materiality thresholds and cure provisions; or

          (h) by Interactive, upon a breach of any representation, warranty, covenant or agreement on the part of DataWorks set forth in the Merger Agreement, or if any such representation or warranty of DataWorks shall have become inaccurate, subject to certain materiality thresholds and cure provisions.

EFFECT OF TERMINATION

     If the Merger Agreement is terminated by DataWorks or Interactive as described above, the Merger Agreement will be of no further force or effect, except that certain provisions contained therein, including those discussed below relating to "break-up" fees payable by DataWorks to Interactive or by Interactive to DataWorks under certain circumstances, will survive such termination, and DataWorks, Interactive and DataWorks Sub will remain liable for certain breaches of the Merger Agreement occurring prior to such termination.

BREAK-UP FEES

     DataWorks has agreed that if the Merger Agreement is terminated (i) by DataWorks as a result of holders of 5% or more of the shares of DataWorks Common Stock outstanding on the Record Date having voted against the Merger Proposal and demanded dissenters' rights under the California Law, or (ii) by DataWorks or Interactive because the required approvals of the DataWorks shareholders contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at the DataWorks Meeting or at any adjournment thereof, then DataWorks will pay to Interactive, in cash, a nonrefundable fee in the amount of $1,500,000.

     Interactive has agreed that if the Merger Agreement is terminated (i) by Interactive as a result of holders of 5% or more of the shares of DataWorks Common Stock outstanding on the Record Date having voted against the Merger Proposal and demanded dissenters' rights under the California Law, (ii) by DataWorks or Interactive because the required approvals of the Interactive stockholders contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Interactive Meeting or at any adjournment thereof, or (iii) by either DataWorks or Interactive following the occurrence of an Interactive Triggering Event, then Interactive will pay to DataWorks, in cash, a nonrefundable fee in the amount of $1,500,000.

INDEMNIFICATION AND INSURANCE

     Pursuant to the Merger Agreement, DataWorks agreed that, after the Effective Date, it will indemnify, defend and hold harmless to the fullest extent permitted under applicable law each person who is now or has been an officer or director of Interactive or its direct or indirect majority-owned subsidiaries against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Date. In addition, DataWorks agreed that, promptly following the Effective Date, it will purchase and maintain or cause the Surviving Subsidiary to purchase and maintain, for a period of six years following the Effective Date, policies of directors' and officers' liability insurance covering each person who was a director or officer of Interactive at any time prior to the Effective Date with respect to claims arising from facts or events that occurred on or prior to the Effective Date and providing at least the same coverage and amounts and containing terms that are no less advantageous to the insured parties as those in effect immediately prior to the Effective Date for officers and directors of the Company; provided, however, that in no event shall DataWorks be required to obtain coverage under such policies beyond that coverage that may be obtained at an aggregate premium cost for all such policies for the six-year period not exceeding $120,000.

MERGER EXPENSES AND FEES AND OTHER COSTS

     Except as described above, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that DataWorks and Interactive shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of the S-4 Registration Statement and this Prospectus/Joint Proxy Statement and any amendments or supplements thereto. See "Terms of the Merger -- Termination."

     Pursuant to an engagement letter between DataWorks and Lehman Brothers, DataWorks has agreed to pay Lehman Brothers (1) a retainer of $75,000, (2) a fee of $150,000 for rendering its opinion, against which the $75,000 retainer will be credited and (3) a fee of $800,000 upon consummation of the Merger against which the $150,000 retainer and opinion fee would be credited. DataWorks also has agreed to reimburse Lehman Brothers for reasonable expenses incurred by Lehman Brothers and to indemnify Lehman Brothers and certain related persons for certain liabilities that may arise out of its engagement and the rendering of this opinion.

     Pursuant to the UBS Securities Engagement Letter, Interactive has agreed to pay UBS Securities for its services: (i) a fee of $250,000 in connection with the delivery of the opinion of UBS Securities, payable upon the delivery by UBS Securities of its opinion, and (ii) a transaction fee of $800,000, payable at the closing of the Merger, less any amount payable pursuant to (i) above. In addition, Interactive has agreed to reimburse UBS Securities for its expenses, including the reasonable fees and disbursements of its counsel. Pursuant to an additional letter agreement dated June 26, 1997, Interactive also has agreed to indemnify UBS Securities against certain liabilities, including liabilities under the federal securities laws arising in connection with its engagement by Interactive.

     DataWorks and Interactive estimate that they will incur direct transaction costs of approximately $14.0 million associated with the Merger. These nonrecurring transaction costs will be charged to operations upon consummation of the Merger, expected in the quarter ending September 30, 1997. See "Unaudited Pro Forma Combined Condensed Financial Information" and "Risk
Factors -- Integration of Operations."

RELATED AGREEMENTS

  Voting Agreements

     Concurrently with the execution of the Merger Agreement, certain stockholders of Interactive entered into Voting Agreements with DataWorks pursuant to which such stockholders agreed that, prior to the earlier of the date on which the Merger Agreement is terminated or the Effective Date (the "Expiration Date"), such stockholder:

          (a) will not, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale or grant of any option to purchase or other disposition or transfer
     of) any shares of Interactive Common Stock held by such person (the "Interactive Subject Shares") to any person other than DataWorks or DataWorks' designee, (ii) create or permit to exist any encumbrance with respect to any of the Interactive Subject Shares, (iii) reduce his beneficial ownership of, interest in or risk relating to any of the Interactive Subject Shares or (iv) commit or agree to do any of the foregoing;

          (b) will vote the Interactive Subject Shares (i) in favor of the Merger Proposal and each of the other actions contemplated by the Merger Agreement and (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Interactive in the Merger Agreement; and

          (c) will not deposit any of the Interactive Subject Shares into a voting trust or grant another proxy (except as described below) or enter into a voting agreement with respect to any of the Interactive Subject Shares.

     In addition, each such Interactive stockholder delivered to DataWorks an irrevocable proxy voting the Interactive Subject Shares in favor of the Merger Proposal and each of the other actions contemplated by the Merger Agreement and waived any rights of appraisal and any dissenters' rights such stockholder may otherwise have in connection with the Merger.

     Concurrently with the execution of the Merger Agreement, certain shareholders of DataWorks entered into Voting Agreements with Interactive pursuant to which such shareholders agreed that, prior to the Expiration Date, such shareholder:

          (a) will not, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale or grant of any option to purchase or other disposition or transfer
     of) any shares of DataWorks Common Stock held by such person (the "DataWorks Subject Shares") to any person other than Interactive or Interactive's designee, (ii) create or permit to exist any encumbrance with respect to any of the DataWorks Subject Shares, (iii) reduce his beneficial ownership of, interest in or risk relating to any of the DataWorks Subject Shares or (iv) commit or agree to do any of the foregoing;

          (b) will vote the DataWorks Subject Shares (i) in favor of the Merger Proposal each of the other actions contemplated by the Merger Agreement and
     (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of DataWorks in the Merger Agreement; and

          (c) will not deposit any of the DataWorks Subject Shares into a voting trust or grant another proxy (except as described below) or enter into a voting agreement with respect to any of the DataWorks Subject Shares.

     In addition, each such DataWorks shareholder delivered to Interactive an irrevocable proxy voting the DataWorks Subject Shares in favor of the Merger Proposal and each of the other actions contemplated by the Merger Agreement and waived any rights of appraisal and any dissenters' rights such shareholder may otherwise have in connection with the Merger.

  Option Agreement

     In connection with the Merger Agreement, DataWorks and Interactive entered into an option agreement (the "Option Agreement") pursuant to which Interactive granted to DataWorks (i) an unregistered, irrevocable option (the "Stock Option") to purchase up to 344,531 shares of Interactive Common Stock of Interactive (the "Option Shares"), at a price of $7.50 per share, subject to adjustment for stock dividends, stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like and (ii) a put option (the "Cash Put Right") in the event the Stock Option is exercisable and a letter of intent or definitive agreement with respect to a Superior Offer has been entered into by Interactive (a "Cash Put Deal").

     DataWorks may exercise the Stock Option with respect to any of the Option Shares in whole or in part following the occurrence of a Purchase Event and prior to the Termination Date. A "Purchase Event" shall be deemed to have occurred upon a termination of the Merger Agreement pursuant to which Interactive is required to pay DataWorks a fee of $1,500,000 as a result of the occurrence of an Interactive Triggering Event (any such event, a "Termination"). The "Termination Date" shall be 120 days after a Termination.

     The exercise price for the Cash Put Option is equal to the amount by which the Market/Offer Price (as defined below) for shares of Interactive Common Stock (as of the date DataWorks gives notice of exercise) exceeds $7.50 multiplied by the number of Option Shares then purchasable pursuant to the Stock Option. "Market/Offer Price" is defined as the higher of the per share price called for under the Cash Put Deal and the average of the closing price per share of Interactive Common Stock for the 10 trading days immediately preceding the notice of exercise. Delivery of payment will be in cash upon the consummation of the Cash Put Deal or, if the Cash Put Deal is terminated prior to consummation (and Interactive makes a public announcement thereof), then Interactive will pay the required amount to DataWorks in shares of Interactive Common Stock within 10 business days of the public announcement of such termination.

     The Option Agreement further provides that prior to the Termination Date, if the market value of Interactive Common Stock exceeds the exercise price of the Stock Option, then DataWorks may exercise the Stock Option without a cash payment, and receive shares of Interactive Common Stock with a value equal to the aggregate amount by which the market value exceeds the exercise price. Finally, the Option Agreement grants DataWorks certain registration rights with respect to the Option Shares for 2 years after purchase.

  Affiliate Agreements

     To help ensure that the Merger will be accounted for as a pooling-of-interests, affiliates of DataWorks and Interactive (as defined for purposes of Rule 145) have agreed to enter into agreements that prohibit such persons from disposing of their shares of DataWorks Common Stock until DataWorks publicly releases its first report of financial statements including the combined financial results of Interactive and DataWorks for a period of at least 30 days of "combined operations," as defined by the Commission. Such affiliates will also agree not to sell, pledge or otherwise transfer such shares except in compliance with Rule 145 or under certain other limited circumstances.

  Employment and Noncompetition Agreements

     It is a condition of the Merger that DataWorks enter into employment agreements and noncompetition agreements with three of Interactive's current officers upon consummation of the Merger. Under the terms of their respective employment agreements, Robert C. Vernon and Mark Hellinger (a) will receive cash retention bonuses of $300,000 each payable over two years following the Merger, whether or not they remain employed by DataWorks for such two-year period (except in the event of termination for cause), (b) will be granted options to purchase DataWorks Common Stock (40,000 shares and 25,000 shares, respectively) pursuant to DataWorks' 1995 Equity Incentive Plan following the Effective Date and (c) will be entitled to receive severance payments equal to twelve months' salary upon termination of employment by DataWorks without cause. The employment agreement to be entered into by Bruce H. Leith, the current Vice President, European Operations of Interactive, does not provide for a cash retention bonus, an option grant or severance pay. Under the terms of their respective noncompetition agreements, Mr. Vernon, Mr. Hellinger and Mr. Leith will each receive a noncompetition payment in cash ($1,150,000, $525,000 and $225,000, respectively) on the Effective Date.

AFFILIATES' RESTRICTIONS ON SALE OF DATAWORKS COMMON STOCK

     The shares of DataWorks Common Stock to be issued pursuant to the Merger and the Merger Agreement will have been registered under the Securities Act pursuant to the Registration Statement, thereby allowing such shares to be traded without restriction by all former holders of Interactive Common Stock who
(i) are not deemed to be affiliates of Interactive at the time of the Interactive Meeting (as "affiliates" is defined for purposes of Rule 145) and
(ii) who do not become affiliates of DataWorks after the Merger. [Robert C. Vernon, Mark Hellinger, Randolp S. Naylor, Lyndol Cook, Ronald H. Jones, John W. Darracq and Craig Gallagher] are deemed to be affiliates of Interactive at the time of the Interactive Meeting. Robert C. Vernon will become an executive officer, a director and an affiliate of DataWorks after the Merger, and Mark Hellinger will become an executive officer and an affiliate of DataWorks after the Merger. See "Interactive Management."

     The affiliates of Interactive have entered into agreements not to make any public sale of any DataWorks Common Stock received upon conversion of Interactive Common Stock in the Merger prior to the date DataWorks shall have publicly released financial results for a period that includes at least 30 days of combined operations of Interactive and DataWorks, and thereafter not to make any sale of DataWorks Common Stock received upon conversion of Interactive Common Stock in the Merger, except in compliance with Rule 145 or under certain other limited circumstances. See "Related Agreements; Interests of Certain Persons in the Merger -- Affiliate Agreements" above. In general, Rule 145, as currently in effect, imposes restrictions on the manner in which such affiliates may make resales of DataWorks Common Stock and also on the number of shares of DataWorks Common Stock that such affiliates and others (including persons with whom the affiliates act in concert) may sell within any three-month period. Rule 145 will not generally preclude sales by affiliates. These Rule 145 restrictions will generally apply for a period of at least one year after the Effective Date (or longer if the person remains or becomes an affiliate of DataWorks).

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following unaudited pro forma combined condensed financial statements give effect to the Merger of DataWorks and Interactive under the pooling-of-interests method of accounting. These pro forma financial statements are presented for illustrative purposes only and therefore are not necessarily indicative of the operating results or financial position that might have been achieved had the Merger occurred as of an earlier date, nor are they necessarily indicative of operating results or financial position which may occur in the future.

     A pro forma combined condensed balance sheet is provided as of June 30, 1997, giving effect to the Merger as though it had been consummated on that date. Pro forma combined condensed statements of operations are provided for the six-month period ended June 30, 1996 and 1997 and the fiscal years ended December 31, 1994, 1995 and 1996, giving effect to the Merger as though it had occurred at the beginning of the earliest period presented. For purposes of the pro forma operating data, DataWorks' consolidated financial statements for the three fiscal years ended December 31, 1996 and for the six months ended June 30, 1996 and 1997 have been combined with Interactive's consolidated financial statements for the three fiscal years ended December 31, 1996 and for the six months ended June 30, 1996 and 1997.

     The pro forma combined condensed statements of operations for each of the three years in the period ended December 31, 1996 are derived from the audited historical consolidated financial statements of DataWorks and audited historical consolidated financial statements of Interactive and should be read in conjunction with historical financial statements and accompanying notes for DataWorks and Interactive incorporated by reference or included herein. The pro forma combined condensed financial statements as of or for the six-month periods ended June 30, 1996 and 1997 have been prepared in accordance with generally accepted accounting principles applicable to interim financial information and, in the opinions of DataWorks' and Interactive's respective managements, include all adjustments necessary for a fair presentation of financial information for such interim periods.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEETS
                                 JUNE 30, 1997
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                PRO FORMA      PRO FORMA
                                                 DATAWORKS     INTERACTIVE     ADJUSTMENTS     COMBINED
                                                 ---------     -----------     -----------     ---------
Current assets:
  Cash and cash equivalents.....................  $54,764        $ 3,697         $             $  58,461
  Accounts receivable, net......................   21,104         17,110                          38,214
  Deferred income taxes.........................    2,709            540                           3,249
  Other current assets..........................    4,168          1,529                           5,697
                                                  -------        -------         -------        --------
          Total current assets..................   82,745         22,876                         105,621
Receivable from officer.........................       97             --                              97
Equipment, furniture and fixtures, net..........    4,502          3,133                           7,635
Capitalized software costs, net.................    6,415             --             416(1)        6,831
Intangible assets, net..........................    3,682          2,286                           5,968
Deferred income taxes...........................       --          1,152                           1,152
Other assets....................................      255            768            (416)(1)         607
                                                  -------        -------         -------        --------
                                                  $97,696        $30,215         $    --       $ 127,911
                                                  =======        =======         =======        ========
                                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..............................  $ 3,588        $ 5,361         $             $   8,949
  Accrued compensation..........................    2,189          2,341                           4,530
  Income and value added taxes payable..........    1,338            321                           1,659
  Deferred revenue..............................   11,375          2,071                          13,446
  Current portion of obligations under capital
     leases.....................................       --            221                             221
  Short-term borrowings and current portion of
     long-term obligations......................       --          3,949                           3,949
  Other accrued liabilities.....................      919          2,882           9,480(2)       13,281
                                                  -------        -------         -------        --------
          Total current liabilities.............   19,409         17,146           9,480          46,035
Deferred income taxes...........................    2,758             --                           2,758
Deferred rent...................................      107             --                             107
Obligations under capital leases, less current
  portion.......................................       --            329                             329
Long-term obligations, less current portion.....       --          1,630                           1,630
Commitments
Shareholders' equity
  Common stock..................................   72,337              5           7,506(1)       79,848
  Additional capital............................       --          7,506          (7,506)(1)          --
  Retained earnings (accumulated deficit).......    3,085          3,494          (9,480)(2)      (2,901)
  Cumulative foreign currency translation
     adjustments................................       --            105                             105
                                                  -------        -------         -------        --------
          Total shareholders' equity............   75,422         11,110          (9,480)         77,052
                                                  -------        -------         -------        --------
                                                  $97,696        $30,215         $    --       $ 127,911
                                                  =======        =======         =======        ========

---------------

(1) Reclassifications to conform the presentation of the Interactive financial data to the DataWorks financial data.

(2) Estimated charge, net of tax, for merger related costs, including costs to integrate the operations of the two companies.

          UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,         JUNE 30,
                                                  ----------------------------   -----------------
                                                   1994      1995       1996      1996      1997
                                                  -------   -------   --------   -------   -------
Net revenues....................................  $51,706   $76,004   $116,939   $55,070   $62,444
Cost of revenues................................   23,687    32,658     52,182    25,247    27,678
                                                  -------   -------   --------   -------   -------
Gross profit....................................   28,019    43,346     64,757    29,823    34,766
Operating expenses:
  Sales and marketing...........................   13,412    19,817     29,632    13,238    17,545
  Research and development......................    4,126     5,163      8,918     4,222     5,074
  General and administrative....................    6,505     9,146     14,659     6,741     7,774
  Acquisition and related costs.................       --        --      3,656        --        --
  ESOP contribution(1)..........................      429       446         --        --        --
  Write-off of software license.................       --       235         --        --        --
  Compensation expense associated with employee
     stock bonus(2).............................       --       871         --        --        --
  Purchased research and development(3).........       --     3,250         --        --        --
                                                  -------   -------   --------   -------   -------
Income from operations..........................    3,547     4,418      7,892     5,622     4,373
Other income (expense), net.....................   (1,221)   (1,250)       247       166       816
                                                  -------   -------   --------   -------   -------
Income before income taxes......................    2,326     3,168      8,139     5,788     5,189
Provision for income taxes......................      708       932      3,642     2,730     1,859
                                                  -------   -------   --------   -------   -------
Income before extraordinary item(4).............  $ 1,618   $ 2,236   $  4,497   $ 3,058   $ 3,330
                                                  =======   =======   ========   =======   =======
Earnings per share data:
  Income before extraordinary item(4)...........  $   .23   $   .25   $    .38   $   .26   $   .24
                                                  =======   =======   ========   =======   =======
  Weighted average common and common equivalent
     shares outstanding.........................    6,989     8,812     11,854    11,725    14,133
                                                  =======   =======   ========   =======   =======

---------------

(1) See Note 4 to the DataWorks Consolidated Financial Statements for an explanation of the ESOP. The ESOP liability was repaid during 1995 and future contributions will not be required.

(2) Represents a non-recurring compensation expense of $871,000 associated with the final stock grant and cash bonus pursuant to a compensation arrangement with an officer of Interactive.

(3) Relates to the acquisition of JIT. See Note 2 of Notes to Consolidated Financial Statements of Interactive.

(4) In 1994 and 1995, DataWorks incurred an extraordinary loss resulting from the early repayment of certain debt obligations.

(5) Certain reclassifications have been made to conform the financial statements of Interactive to the DataWorks presentation. Total cost of revenues increased and operating expenses decreased by $1,251,000, $1,656,000, $2,831,000, $1,285,000 and $1,747,000 for the years ended December 31, 1994,
    1995, 1996 and the six months ended June 30, 1996 and 1997, respectively.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     1. The unaudited pro forma combined condensed financial statements of DataWorks and Interactive give retroactive effect to the Merger using the pooling-of-interests method of accounting, and, as a result, the unaudited pro forma combined condensed balance sheets and statements of income are presented as if the combining companies had been combined for all periods presented. The unaudited pro forma combined condensed financial statements will become the historical financial statements of DataWorks upon issuance of financial statements for a period that includes the Merger date. The unaudited pro forma combined condensed financial statements reflect the issuance of 3,700,000 fully paid and nonassessable shares of DataWorks Common Stock for each share of Interactive Common Stock to effect the Merger. The unaudited pro forma combined condensed financial statements, including the notes thereto, should be read in conjunction with the historical financial statements of DataWorks and Interactive incorporated by reference or included in this Prospectus/Joint Proxy Statement.

     2. The unaudited pro forma combined condensed balance sheets combine DataWorks' June 30, 1997 unaudited consolidated balance sheet with Interactive's June 30, 1997 unaudited consolidated balance sheet. The adjustments related to the estimated costs of the transaction and integration of the business are estimated to be approximately $9.5 million, net of estimated tax benefit of approximately $4.5 million.

     3. The unaudited pro forma statements of income combine DataWorks' historical results for each of the three years in the period ended December 31, 1996 and the unaudited six months ended June 30, 1996 and 1997 with the Interactive historical results for each of the three years in the period ended December 31, 1996 and the unaudited six months ended June 30, 1996 and 1997, respectively.

     4. The unaudited pro forma data are presented for informational purposes only and do not give effect to any synergies that may occur due to the combining of DataWorks' and Interactive's existing operations. DataWorks expects to incur charges currently estimated to be approximately $9.5 million, net of taxes, to reflect costs associated with integrating the operations of the two companies and transaction fees and costs incident to the Merger. This non-recurring charge is reflected in the unaudited pro forma combined condensed balance sheet but is not included in the unaudited pro forma combined condensed statement of operations.

     5. The accounting policies of the separate companies are currently being studied from a conformity perspective. The impact of conforming accounting policies, if any, is not presently estimable.

         INTERACTIVE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. Interactive's and the combined entity's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Interactive Business," as well as those discussed elsewhere in this Prospectus/ Joint Proxy Statement.

     Interactive develops, markets, implements and supports integrated business information systems that enable discrete manufacturers to manage their enterprise-wide information requirements. Interactive's primary software product, INFOFLO, supports make-to-order and make-to-stock manufacturers in their business re-engineering efforts by providing customer-oriented capabilities that allow manufacturers to reduce order fulfillment cycle times, improve operating efficiencies and measure critical company performance against defined plan objectives. INFOFLO contains a series of integrated software application modules that are designed to support information processing in the functional areas of sales and marketing, finance and accounting, manufacturing and operations. Interactive implements its INFOFLO systems as turnkey solutions featuring Interactive's software products integrated with computer and networking hardware, operating system and database software and object-oriented development tools. Interactive also offers a full complement of services to assist customers in maximizing the benefits of Interactive's software products, including implementation, customer support and maintenance services. Interactive developed INFOFLO using open systems technology that allows customers to migrate to different hardware and software technologies and upgrade to new releases of Interactive's application software.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain statement of operations data:

                                                                                     SIX MONTHS
                                                     YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
Revenues:
  Software licenses................................   37.1%     34.1%     35.0%     34.8%     38.5%
  Software support services........................   24.7      29.3      33.1      33.9      31.9
  Hardware.........................................   20.6      17.0      14.3      14.1       8.4
  Maintenance contracts............................   12.8      16.2      15.4      14.8      18.7
  Other............................................    4.8       3.4       2.2       2.4       2.5
                                                     -----     -----     -----     -----     -----
          Total revenues...........................  100.0     100.0     100.0     100.0     100.0
Cost of revenues:
  Software licenses................................    9.7       7.7       6.8       7.5       7.6
  Software support services........................   14.6      16.9      23.8      23.6      23.5
  Hardware.........................................   15.7      12.2      10.4      10.4       6.1
  Maintenance contracts............................    3.4       5.9       6.7       6.4       8.2
  Other............................................    4.1       3.5       2.7       2.6       2.3
                                                     -----     -----     -----     -----     -----
          Total cost of revenues...................   47.5      46.2      50.4      50.5      47.7
                                                     -----     -----     -----     -----     -----

                                                                                     SIX MONTHS
                                                     YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1996      1997
                                                     -----     -----     -----     -----     -----
Gross Margin.......................................   52.5      53.8      49.6      49.5      52.3
Operating expenses:
  Research and development.........................    4.6       4.8       7.2       7.4       6.0
  Selling, general and administrative..............   37.9      42.1      38.8      36.3      43.6
  Write-off of software license....................     --        .7        --        --        --
  Compensation expense associated with employee
     stock bonus...................................     --       2.6        --        --        --
  Purchased research and development...............     --       9.9        --        --        --
                                                     -----     -----     -----     -----     -----
Income (loss) from operations......................   10.0      (6.3)      3.6       5.8       2.7
Other income (expense), net........................    (.3)       .3       (.4)      (.3)     (.5)
                                                     -----     -----     -----     -----     -----
Income (loss) before income tax....................    9.7      (6.0)      3.2       5.5       2.2
Provision (benefit) for income loss................    3.4      (2.6)      1.0       2.3        .9
                                                     -----     -----     -----     -----     -----
Net income (loss)..................................    6.3%     (3.4)%     2.2%      3.2%      1.3%
                                                     =====     =====     =====     =====     =====

  Comparison of Six Months Ended June 30, 1997 and 1996

TOTAL REVENUES

     Total revenues increased 3.1% to $28.4 million from $27.6 million for the six months ended June 30, 1997 as compared to the same period in 1996, primarily as a result of higher sales volumes in all areas except for third-party hardware sales which Interactive has continued to de-emphasize.

  Software License Revenues

     Software license revenues increased 14.4% for the six months ended June 30, 1997 as compared to the same period in 1996. The increase in software license revenues was due to an increase in system sales and system upgrades to new and existing customers.

  Software Support Services Revenues

     Software support services revenues decreased 3.0% for the six months ended June 30, 1997 as compared to the same period in 1996 primarily as a result of a reduction in the number of JIT software implementations performed during 1997. Revenues from software support services do not necessarily increase at the same rate or time as increases in software license revenues due to the length of time encountered between the delivery and implementation of software licenses.

  Hardware Revenues

     Hardware revenues decreased 38.7%, or $1.5 million, for the six months ended June 30, 1997 as compared to the same period in 1996 as a result of actions to de-emphasize third party hardware sales.

  Maintenance Contracts Revenues

     Revenues from maintenance contracts increased 29.6% for the six months ended June 30, 1997 as compared to the same period in 1996. The increase in maintenance contracts revenues was due to an increase in the number of customers paying maintenance fees for new and upgraded systems and incremental maintenance revenues associated with the acquisition of JIT.

  Cost of Revenues

     Total cost of revenues decreased 2.7% to $13.6 million from $13.9 million for the six months ended June 30, 1997 as compared to the same period in 1996. The fluctuations in the cost of revenues were primarily attributable to a reduction in third-party hardware costs as discussed above. In addition, during the six months ended June 30, 1997, Interactive experienced higher personnel costs related to its growth in software support services and maintenance contracts. As a result, the reduction in hardware costs was partially offset by the increase in personnel costs for the six months ended June 30, 1997.

  Cost of Software Licenses

     The cost of software licenses consists primarily of the cost of software products included in Interactive's systems that are provided by third-party suppliers, including royalties, based on license revenues earned by Interactive. The cost of software licenses increased by 5.5% to $2.2 million from $2.0 million for the six months ended June 30, 1997 as compared to the same period in 1996. The increase was primarily attributable to increases in the purchases of software products from third party software vendors to support the increase in system sales.

  Cost of Software Support Services

     The cost of software support services increased by 2.5% to $6.7 million from $6.5 million for the six months ended June 30, 1997 as compared to the same period in 1996 primarily due to higher personnel costs.

  Cost of Hardware

     The cost of hardware consists primarily of the cost of computer hardware and related peripheral equipment purchased by Interactive from various suppliers for resale as part of Interactive's turnkey systems. The cost of hardware decreased by 39.4% to $1.7 million from $2.9 million for the six months ended June 30, 1997 as compared to the same period in 1996 primarily due to the Company's de-emphasis on selling third-party hardware.

  Cost of Maintenance Contracts

     The cost of maintenance contracts increased by 30.8% to $2.3 million from $1.8 million for the six months ended June 30, 1997 as compared to the same period in 1996 primarily due to additional costs required to support the growth in sales of new systems and system upgrades.

  Gross Margin

     Gross margin increased by 9% to $14.9 million from $13.7 million for the six months ended June 30, 1997 as compared to the same period in 1996. As a percentage of total revenues, gross margin increased 3 basis points for the six months ended June 30, 1997 to 52% compared to the same period in 1996. The increase resulted primarily from Interactive's emphasis on selling software licenses and services versus third-party hardware. Software licenses historically have produced gross margins approximating 80% of revenues while hardware sales historically have produced gross margins in the range of 25% to 28% of revenues. In addition, an increase in the volume of maintenance contracts from Interactive's growing customer base contributed to the higher gross margins while Interactive maintained consistent gross margins of approximately 57% as a percentage of revenues.

  Research and Development Expenses

     Research and development expenses decreased 17% to $1.7 million from $2.1 million for the six months ended June 30, 1997 compared to the same period in 1996. The decrease was primarily a result of the termination of contractors associated with JIT's research and development expenditures during the first part of 1997.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 3.7% to $12.4 million from $10.0 million for the six months ended June 30, 1997 as compared to the same period in 1996. As a percentage of total revenues, selling, general and administrative expenses increased to 44% for the six months ended June 30, 1997 compared to 36% for the same period in 1996. The increase in selling, general and administrative expenses was primarily attributable to Interactive's continued expansion into Europe, which included the business development and infrastructure costs for Interactive France, Nordic, Ireland and the Netherlands, the expenses associated with developing and supporting the Evosoft distributorship for Germany and Hungary, and the translation and localization of its software for international markets.

  Provision for Income Taxes

     Interactive's estimated tax rate remained consistent at approximately 41%-42% for the six months ended June 30, 1997 and 1996, which approximates the federal and state statutory rates.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1995

TOTAL REVENUES

     Interactive's total revenues increased 70.3% to $56.2 million in 1996 from $33.0 million in 1995. The increase was primarily attributable to increases in revenues from software licenses and software support services.

  Software License Revenues

     Software license revenues increased 74.5% to $19.6 million in 1996 from $11.3 million in 1995. The increase in software license revenues was due to an increase in system sales and system upgrades to new and existing customers.

  Software Support Services Revenues

     Revenues from software support services increased 92.4% to $18.6 million in 1996 from $9.7 million in 1995. The increase in revenues was principally due to incremental software support services revenues associated with the acquisition of Just-In-Time Enterprise Systems, Inc. ("JIT"), as well as an increase in implementation services and programming services associated with increases in billable personnel to support the increase in software license revenues. Revenues from software support services do not necessarily increase at the same rate or time as increases in software license revenues due to the length of time encountered between the delivery and implementation of software licenses.

  Hardware Revenues

     Hardware revenues increased 42.8% to $8.0 million in 1996 from $5.6 million in 1995. The increase was primarily due to increased computer hardware revenue to support the increase in system sales and upgrades to new and existing customers.

  Maintenance Contracts Revenues

     Revenues from maintenance contracts increased 61.8% to $8.7 million from $5.3 million in 1995. The increase in maintenance contracts revenues was due to an increase in the number of customers paying maintenance fees for new and upgraded systems and incremental maintenance revenues associated with the acquisition of JIT.

  Cost of Revenues

     Total cost of revenues increased 86.0% to $28.3 million in 1996 from $15.2 million in 1995. The fluctuations in the cost of revenues were primarily attributable to a reduction in third-party hardware costs as discussed above.

  Cost of Software Licenses

     The cost of software licenses consists primarily of the cost of software products included in Interactive's systems that are provided by third-party suppliers, including royalties, based on license revenues earned by Interactive. The cost of software licenses increased by 50.2% to $3.8 million in 1996 compared to $2.5 million in 1995. The increase was primarily attributable to increases in the purchases of software products from third party software vendors to support the increase in system sales.

  Cost of Software Support Services

     The cost of software support services increased 139.9% to $13.4 million in 1996 from $5.6 million in 1995 as a result of the increase in related software support services provided by Interactive, primarily consisting of personnel and contractor costs associated with the operations of JIT, as well as travel and other costs associated with providing implementation, programming, education and training, and other technical and consulting services.

  Cost of Hardware

     The cost of hardware consists primarily of the cost of computer hardware and related peripheral equipment purchased by Interactive from various suppliers for resale as part of Interactive's turnkey systems. The cost of hardware increased 45.5% to $5.8 million in 1996 from $4.0 million in 1995 due primarily to the increase in related hardware revenues.

  Cost of Maintenance Contracts

     The cost of maintenance contracts increased 93.7% to $3.8 million in 1996 from $2.0 million in 1995 as a result of an increase in personnel and contractor costs associated with the operations of JIT, royalty costs for third party software vendors, and other costs to support the growth in sales of new systems and system upgrades.

  Gross Margin

     Gross margin increased 56.9% to $27.9 million in 1996 from $17.8 million in 1995 primarily due to the increase in total revenues from 1995 to 1996. Overall gross margin as a percentage of total revenues decreased to 49.6% in 1996 from 53.8% in 1995, mainly as a result of a decrease in gross margin on software support services as a result of contractor costs associated with JIT's software support services revenue. Gross margin on Interactive's software license revenues is significantly higher than on revenues from hardware, services and maintenance. Gross margins on software licenses increased to 80.5% in 1996 compared to 77.4% in 1995 due primarily to an increase in Interactive's proprietary software revenue as a percentage of product mix, price increases and a reduction in the cost of royalties paid to third party software vendors. Gross margins on software support services decreased significantly to 28.2% in 1996 from 42.4% in 1995. Interactive attributes this decrease to higher personnel and contractor costs associated with JIT, increases in other costs associated with providing implementation, programming, education and training services, and lower utilization of billable personnel due to training required on Interactive's new software release. Hardware gross margins decreased slightly to 27.0% in 1996 from 28.4% in 1995. Interactive, in general, expects to realize hardware margins in the approximate range of 25%-28% under normal conditions. Gross margins on maintenance contracts decreased to 56.3% in 1996 from 63.5% in 1995 due mainly to increases in customer support personnel, third party royalty costs, and contractor costs associated with JIT's maintenance contracts revenue.

  Research and Development Expenses

     Research and development expenses, which consist largely of software development costs, increased 155.9% to $4.1 million in 1996 from $1.6 million in 1995 primarily as a result of the incremental addition of JIT's research and development personnel and costs to Interactive's existing research and development organization, as well as contractor costs associated with JIT's research and development expenditures. Research and development expenses as a percentage of total revenues increased to 7.2% in 1996 from 4.8% in 1995, and increased as a percentage of software license revenues to 20.7% in 1996 from 14.1% in 1995, due primarily to the expansion of Interactive's software development resources as a result of the JIT acquisition.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 56.9% to $21.8 million in 1996 from $13.9 million in 1995. As a percentage of total revenue, selling, general and administrative expenses decreased to 38.8% in 1996 compared to 42.1% in 1995. The increase in absolute dollars in selling, general and administrative expenses is primarily due to increases in selling and marketing activities, increases in sales personnel, higher sales commissions associated with increased revenues and margins, and increased travel and administrative costs to support the acquisition of JIT and the general growth of Interactive.

  Provision for Income Taxes

     Interactive's effective tax rate decreased to 30.3% in 1996 from 42.7% in 1995, due primarily to the realization of research and development tax credits in 1996.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1994

TOTAL REVENUES

     Total revenues increased 15.3% to $33.0 million in 1995 from $28.6 million in 1994. The increase was primarily attributable to increases in revenues from software support services and maintenance contracts.

  Software License Revenues

     Software license revenues increased 5.8% to $11.3 million in 1995 from $10.6 million in 1994. The increase in software license revenues was due to an increase in system sales to new customers.

  Software Support Services Revenues

     Revenues from software support services increased 36.8% to $9.7 million in 1995 from $7.1 million in 1994. The increase in revenues was principally due to an increase in implementation services, programming, and billable hours, as well as an increase in billable software support services personnel and higher utilization of software support services personnel. Revenues from software support services do not typically increase at the same rate or time as increases in software license revenues due to the length of time encountered between the delivery and implementation of software licenses.

  Hardware Revenues

     Hardware revenues decreased 4.7% to $5.6 million in 1995 from $5.9 million in 1994. The decrease in revenue was primarily due to vendor delays in computer hardware shipments.

  Maintenance Contracts Revenues

     Revenues from maintenance contracts increased 46.3% to $5.3 million in 1995 from $3.7 million in 1994. The increase in maintenance contracts revenues was primarily due to an increase in the number of customers paying maintenance fees for new and upgraded systems.

  Cost of Revenues

     Total cost of revenues increased 12.0% to $15.2 million in 1995 from $13.6 million in 1994.

  Cost of Software Licenses

     The cost of software licenses consists primarily of the cost of software products included in Interactive's systems that are provided by third-party suppliers, including royalties, based on license revenues earned by Interactive. The cost of software licenses decreased by 8.6% to $2.5 million in 1995 compared to $2.8 million in 1994 due to an increase in Interactive's proprietary software license revenue as a percentage of product mix and a reduction in the cost of royalties paid to third party software vendors.

  Cost of Software Support Services

     The cost of software support services increased by 33.6% to $5.6 million in 1995 from $4.2 million in 1994 as a result of the increase in related software support services provided by Interactive, primarily consisting of personnel costs, travel, materials, and other costs associated with providing implementation, programming, education and training, and other technical and consulting services.

  Cost of Hardware

     The cost of hardware consists primarily of the cost of computer hardware and related peripheral equipment purchased by Interactive from various suppliers for resale as part of Interactive's turnkey systems. The cost of hardware decreased by 10.8% to $4.0 million in 1995 from $4.5 million in 1994 due primarily to vendor delays in computer hardware shipments of booked hardware orders.

  Cost of Maintenance Contracts

     The cost of maintenance contracts doubled to $2.0 million in 1995 from $1.0 million in 1994 as a result of a significant increase in personnel, royalty costs for third party software vendors, and other costs to support the growth in sales of new systems and system upgrades.

  Gross Margin

     Gross margin increased by 18.2% to $17.8 million in 1995 from $15.0 million in 1994 primarily due to the increase in total revenues from 1994 to 1995. Overall gross margin as a percentage of total revenues increased to margins on software license revenues and hardware revenue. Gross margin on Interactive's software license revenues is significantly higher than on revenues from hardware, services and maintenance. Gross margins on software licenses increased by 3.6% to 77.4% in 1995 compared to 73.8% in 1994 due primarily to an increase in Interactive's proprietary software revenue as a percentage of product mix, price increases, and a reduction in the cost of royalties paid to third party software vendors. Gross margins on software support services increased to 42.4% in 1995 from 41.1% in 1994, due mainly to increased utilization of billable implementation and programming personnel. Hardware gross margins increased to 28.4% in 1995 from 23.5% in 1994 due to the absence in 1995 of certain low margin sales that occurred in 1994 to meet specific customer contractual requirements. Interactive, in general, realizes hardware margins in the approximate range of 25%-28% under normal conditions. Gross margins on maintenance contracts decreased to 63.5% in 1995 from 73.7% in 1994 due to the addition of a significant number of new support personnel, travel and materials, and third party royalty costs to support the increase in new customer accounts.

  Research and Development Expenses

     Research and development expenses, which consist largely of software development costs, increased 20.3% to $1.6 million in 1995 from $1.3 million in 1994 as a result of Interactive's continuing focus on product enhancements and new product design. Research and development expenses as a percentage of total revenues increased slightly to 4.8% in 1995 from 4.6% in 1994, and increased as a percentage of software license revenues to 14.1% in 1995 from 12.4% in 1994.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased 28.1% to $13.9 million in 1995 from $10.8 million in 1994. The increase in selling, general and administrative expenses was largely due to increases in selling and marketing activities, increased travel, the opening of new offices in the United States and Europe, including offices in Atlanta, San Francisco, Cleveland and Eindhoven, The Netherlands, increases in sales personnel, higher sales commissions associated with increased revenues and margins, and increases in the number of personnel and administrative expenses to support the Company's growing operations. In addition, Interactive incurred increased legal, accounting, and other expenses associated with regulatory and public reporting requirements. Interactive's selling, general and administrative expenses increased as a percentage of total revenue to 42.1% in 1995 compared to 37.9% in 1994. Interactive increased selling, general and administrative expenses in 1995 in order to support total revenues in the $35-36 million range, which did not occur due to the deferral of certain revenues from the quarter ended December 31, 1995 into the first quarter of 1996.

  Compensation Expense Associated with Employee Stock Bonus.

     In the quarter ended March 31, 1995, Interactive recorded compensation expense of $871,000 in connection with the grant of a stock bonus of 112,800 shares of common stock to an officer of Interactive and the related cash bonus associated with income taxes payable as a result of the stock bonus. Such compensation was paid to the officer pursuant to an arrangement entered into between Interactive and the officer in January 1991. No additional compensation will be paid to the officer or to any other employee of Interactive pursuant to such an arrangement, and Interactive is taking this expense as a one-time charge for the year ended December 31, 1995.

  Provision for Income Taxes

     Interactive's effective tax rate increased to 42.7% in 1995 from 35% in 1994, due primarily to the realization of tax credits in 1994 and the release of the remaining valuation allowance in 1994, both of which reduced the 1994 effective rate. In addition, the effective rate for 1995 was affected by the realization of tax credits.

LIQUIDITY AND CAPITAL RESOURCES

     Interactive has financed its operations to date through cash flow from operations, bank lines of credit, longterm equipment financing, and its initial public offering in May 1995. Interactive has lines of credit with commercial banks under which Interactive may borrow up to a total of $4.8 million secured by substantially all the assets of Interactive and expiring July 15, 1998. As of June 30, 1997, $3.0 million was outstanding under these lines. Interactive currently invests its excess cash in money market accounts.

     In 1996, operating activities provided net cash of $629,000, primarily due to earnings from operations of $1.3 million and increases in accrued expenses and accounts payable in the aggregate of $3.1 million. This was offset by a $3.1 million increase in accounts receivable, a $772,000 increase in prepaid expenses and other assets, and a $1.3 million decrease in deferred revenue and customer deposits. Interactive used net cash of $1.6 million in investing activities, primarily for the purchase of property and equipment. Financing activities provided net cash of $36,000, primarily from $1.2 million of proceeds from short-term borrowings and $415,000 of proceeds from Interactive's employee stock purchase and option plans, offset by approximately $1.6 million in payments on short-term borrowings, long-term obligations and capital leases.

     As of June 30, 1997, Interactive had approximately $3.7 million in cash and cash equivalents and $5.7 million in working capital, compared to $3.7 million in cash and cash equivalents and $5.0 million in working capital as of December 31, 1996.

     Interactive believes that its existing cash and cash equivalents together with its available lines of credit and cash flow from operations will be sufficient to meet its anticipated working capital requirements for at least the next twelve months.

                              INTERACTIVE BUSINESS

     The following discussion contains forward-looking statements that involve risks and uncertainties. Interactive's and the combined entity's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Interactive Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed elsewhere in this Prospectus/Joint Proxy Statement.

COMPANY OVERVIEW

     Interactive develops, markets, implements and supports integrated business information systems that enable discrete manufacturers to manage their enterprise-wide information requirements. Interactive's primary software product, INFOFLO, supports make-to-order and make-to-stock manufacturers in their business re-engineering efforts by providing customer-oriented capabilities that allow manufacturers to reduce order fulfillment cycle times, improve operating efficiencies and measure critical company performance against defined plan objectives. INFOFLO contains a series of integrated software application modules that are designed to support information processing in the functional areas of sales and marketing, finance and accounting, manufacturing and operations. Interactive implements its INFOFLO systems as turnkey solutions featuring Interactive's software products integrated with computer and networking hardware, operating system and database software and object-oriented development tools. Interactive also offers a full complement of services to assist customers in maximizing the benefits of Interactive's software products, including implementation, customer support and maintenance services. Interactive developed INFOFLO using open systems technology that allows customers to migrate to different hardware and software technologies and upgrade to new releases of Interactive's application software.

     Interactive's target market for INFOFLO is primarily mid-sized, make-to-order manufacturing companies in the United States, United Kingdom, Canada and Europe with annual revenues between $25 and $500 million. Interactive primarily sells directly to its customers and implements and supports its systems through its network of offices in the United States, United Kingdom, and Europe.

  Merger with Intrepid Software, Inc.

     In March 1995, Interactive completed a stock-for-stock merger with Intrepid Software, Inc. ("ISI"), which prior to the merger sold the Intrepid application software product. The merger was accounted for as a pooling-of-interests. Interactive believes that the combination with ISI has allowed Interactive to achieve several strategic objectives, including acquiring ISI's customer base, increasing Interactive's revenues and adding ISI's skilled and experienced personnel. Due to the functional synergy and common underlying technology of the INFOFLO and Intrepid products, Interactive has merged the two products into a single integrated package, INFOFLO 8.0, permitting users of both products to migrate to a common product that contains the best functionality of both products.

  Acquisition of Just-In-Time Enterprise Systems, Inc.

     On December 31, 1995, Interactive acquired all of the outstanding shares of Just-In-Time Enterprise Systems, Inc. ("JIT"), a wholly owned subsidiary of Fourth Shift Corporation of Minneapolis, Minnesota, a publicly traded manufacturing software company. JIT's software product, the JIT Enterprise System, is a native Oracle-based client/server software product for the rapidly growing Maintenance, Repair and Overhaul ("MRO") marketplace, combined with traditional Material Requirements Planning ("MRP") II capabilities. The acquisition represents a strategic opportunity by providing Interactive access to the higher-end manufacturing market segment, where Oracle's relational database management system is the dominant database system currently in use among manufacturers with annual revenues in excess of $100 million, and which Interactive previously did not target with its existing products. In addition, the acquisition provides operating synergies for Interactive, including a common implementation methodology, a continued focus on niche markets, an installed base of 70-80 sites with a Fortune 1000 customer presence, and a high quality, mature product. Interactive's target market for the JIT Enterprise System is primarily "mixed mode" MRO and contract manufacturers, including aerospace and defense, which require a fully integrated enterprise-wide system that is capable of supporting multi-site or multi-plant requirements. This market consists primarily of companies with revenues in excess of $100 million, including Fortune 1000 companies or their divisions or subsidiaries.

     In an effort to improve efficiency, reduce costs and shorten cycle times, manufacturers are adopting business re-engineering initiatives such as total quality management and world class manufacturing. In response to this trend, manufacturing software suppliers have introduced applications that are specifically designed to address manufacturers' re-engineering needs. In the late 1980's, Interactive recognized that most discrete manufacturing software packages were focused on make-to-stock manufacturers and did not suit the particular needs of make-to-order manufacturers. As a result, Interactive embarked on a strategy to develop a make-to-order functionality in its software, and introduced customer-oriented business information systems designed for both make-to-order and make-to-stock manufacturers. In the mid-1990's, Interactive recognized that there were very few Oracle-based MRO applications developed, and that the demand for such applications from large companies would continue to grow due to the continuing trend of downsizing from mainframe computing into client/server technology.

STRATEGY

     Interactive's mission is to be a leading international provider of enterprise-wide, customer-oriented business information systems and related value-added implementation and support services to mid-sized, mixed-mode manufacturers. The acquisition of JIT expands the objectives of Interactive's mission to include providing Oracle-based business information systems and value-added implementation and support services. To achieve this mission, Interactive intends to pursue the following key strategies:

     Provide Software to Support Manufacturers' Business Re-Engineering
Needs. Interactive's primary strategy is to continue to enhance its application software offerings to meet the evolving needs of mid-sized discrete manufacturers and mid-to-large sized contract manufacturers. Interactive works closely with its key customers and principal technology suppliers in its product development efforts. As a result, most of Interactive's software modules have been and will continue to be significantly influenced by its customer's needs.

     Implement Software Through Turnkey Solutions. Interactive's strategy is to provide a complete turnkey solution for its customers' business information requirements. With the growing complexity and diversity of enterprise-wide systems, Interactive believes manufacturers and MRO organizations are increasingly requiring their software suppliers to assume turnkey responsibility for system implementation and maintenance. By taking turnkey responsibility for implementing the system, Interactive frees its customers from having to rely completely on their own internal resources.

     Commitment to Open Technologies. Interactive is committed to providing seamless integration to industryrecognized third-party application software and technology that support manufacturing. Interactive designs its products using open systems technologies, including industry-standard operating systems, relational databases, and open system computer platforms. Interactive continually evaluates the feasibility of integrating its software products with new technologies as they are developed and gain acceptance in the marketplace. Interactive's products, INFOFLO and the JIT Enterprise System, have been developed using open systems technology that allows customers to migrate to different hardware and software technology and upgrade to new releases of Interactive's application software.

     Expand Existing International Base. Interactive intends to expand its international distribution channels by recruiting independent, experienced manufacturing software suppliers with local expertise to market and support Interactive's systems through its proposed "affiliates", or business partner program, initially in continental Europe and later in the Pacific Rim and other international markets. Interactive intends to leverage its presence in the United Kingdom with each of its product lines to implement and support its proposed business partner program in Europe.

     Achieve High Levels of Customer Satisfaction. Interactive seeks to maintain a consistently high level of customer satisfaction by delivering high quality products, providing excellent system implementation and achieving world class customer service. Interactive is committed to delivering a high level of customer service and technical support for its products and, consistent with that commitment, dedicates significant effort to recruiting and training high quality service and support personnel.

PRODUCTS

     Interactive sells and implements business information systems to mid-to-large sized, discrete manufacturers with turnkey solutions comprised of Interactive's INFOFLO and JIT Enterprise System application software, as well as computer and networking hardware, operating system software, relational database software, 4GL development tools and third-party application software. Interactive's primary niche markets consist of the customeroriented, MRO and contract manufacturing segments of the manufacturing industry. Interactive also derives a significant portion of its revenues from the sale of implementation, consulting and maintenance services to its customers. Interactive's systems have been installed at more than 600 customer sites worldwide, predominantly in the United States and United Kingdom. In 1996, the average selling price of Interactive's information systems sold to new customers was approximately $290,000.

  INFOFLO Software

     INFOFLO supports make-to-order and make-to-stock manufacturers in their business re-engineering efforts by providing customer-oriented capabilities that allow manufacturers to reduce order fulfillment cycle times, improve operating efficiencies and measure critical company performance against defined plan objectives. INFOFLO is designed for mixed-mode manufacturing environments that may involve or combine elements of make-to-order and make-to-stock manufacturing as well as other disciplines, such as focused factory and just-in-time. INFOFLO is easily scaleable and can be implemented in multi-company, multi-plant and multi-national solutions as well as in client/server, networked and host-based configurations.

     INFOFLO, through a series of integrated software application modules, provides feature-rich functionality in the areas of sales and marketing, finance and administration, engineering, manufacturing, operations, distribution and service. All modules adhere to a common architecture, meet a rigorous design standard, share a common integrated nested-relational database, and while modular, are typically licensed and implemented as part of an integrated system. The manufacturing software application modules of INFOFLO are presented in the table below and the related descriptions that follow:

                     INFOFLO MANUFACTURING SOFTWARE MODULES

PRODUCT DATA                    CUSTOMER SERVICE                PLANNING
Bills of Material                 Estimating and Quotations     Master Production Scheduling
Work Centers and Routings         Field Sales                   Material Requirements
Product Costing                   Customer Order Processing     Planning (MRP)
Product Configurator              Field Service Management      Multi-Plant Planning
                                  Return Material Tracking      Capacity Requirements
                                                                Planning
                                                                Distribution Requirements
                                                                Planning
                                                                Forecast-Link

MANUFACTURING                   PROCUREMENT AND                 FINANCIAL
EXECUTION                         INVENTORY                     ACCOUNTING
Shop Floor Control                Purchasing                    Accounts Payable
Focused Factory Management        Inventory Management          Accounts Receivable
Job Order Tracking                                              General Ledger
Equipment Maintenance and                                       Asset Management
Repair
Cost Accounting

HUMAN                           PERFORMANCE                     DECISION
RESOURCES                         MEASUREMENT                   SUPPORT
Payroll                           Quality Management            Impromptu(R)
Human Resources                   Executive Information         PowerPlay(R)
Time and Attendance               System                        Workflow
                                    (EIS)

CIM
Computer-Aided Design
(CAD)-Link
Electronic Data Interchange
(EDI)-Link
IMAGE-Link
Data Collection
Fax-Link

     The Product Data modules establish the foundation for a totally integrated manufacturing system by setting up and maintaining all bills of material, configuration master bills and rules, item master records and costing information. Product design attributes, classifications and configuration rules are also specified here and shared with all other INFOFLO modules. The Bills of Material and Work Centers and Routings modules maintain product data structure and process information including bills of material and routings. Engineering change orders are used to track product revision history. The Product Costing module provides functionality for full-cost collection, roll-ups and inventory valuation based upon quoting, shop floor reporting and purchasing, establishing unit and cumulative costs. The Product Configurator is a rules-based "expert system" that allows the manufacturer's non-expert personnel to configure and price custom-ordered products and report that information to other departments throughout the enterprise. The Configurator collects the needed information through a nested question-and-answer approach that incorporates the necessary engineering expertise without requiring engineering support.

     The Customer Service modules allow the manufacturer to enter, track and report its sales and marketing activities and integrate seamlessly with the other module groups. The Estimating and Quotations module provides for the administration of the entire quotation process from initiation of a new prospect to completion of a basic quotation, with custom features that reflect exact customer specifications. The module permits the manufacturer to produce multiple alternative quotations, any of which can be approved and automatically converted to firm sales orders. Each quotation may be priced and costed so that the manufacturer's gross margin on a sale is calculated on a "what-if" basis. The Field Sales module deploys the Product Configurator as a Windows-based application for installation on a laptop computer that allows either the manufacturer's field sales personnel or customer to configure, quote and order products remotely. The Custom Order Processing module processes quotations that have been converted into orders for make-to-order items, offthe-shelf items or a combination of both. With each make-to-order item, a corresponding custom job is automatically created in work-in-process. The module also is integrated with the Product Configurator and converts the generated build structure into actual bills of materials and routings that can be changed while still part of the order.

     The Field Service Management module provides comprehensive management of service and maintenance contracts, call handling and technician dispatch, including escalation tracking, and inventory and repair processing. This module allows management to measure service operations as a profit center and includes response, clearing time and service center/technician performance analyses. The Company has integrated INFOFLO with a third-party forecasting package that enables a manufacturer to download sales-history data for analysis and statistical simulation and to upload a planned sales forecast into INFOFLO's Master Production Scheduling module. The Return Material Tracking module establishes and tracks information for product returns, product exchanges and customer repairs and can automatically release orders to shipping.

     The Planning modules are designed to support a number of manufacturing environments, including make-to-order, make-to-stock, repetitive and just-in-time. The Master Production Scheduling module makes critical comparisons between actual resources on hand and planned orders and provides a management-level perspective on anticipated demands for manufacturing resources. The MRP module performs calculations that project purchasing and production requirements necessary to support expected sales and production quotas, and in its calculations considers factors such as engineering change orders and manufacturing yields. The Multi-Plant Planning module coordinates production requirements across multiple plants and the entire supply chain. Inter-plant relationships can be established to form an integrated supplychain management planning system across all sites. The Capacity Requirements Planning module supports production resource planning by scheduling labor, machine and tool requirements and by identifying resource bottlenecks and associated alternatives that may be used to meet the production plan. The Distribution Requirements Planning module handles replenishment requirements from warehouses and distribution centers and provides procedures and the supporting documentation for tracking physical stock transactions between warehouses. The Forecast-Link module creates and maintains the individual item or product group forecasts used by the Master Production Scheduling module.

     The Manufacturing Execution modules enable the manufacturer to plan, manage, measure and report on manufacturing work-in-process ("WIP"), including WIP tracking, shop floor control, lot traceability, product rework, work-center management and on-line scheduling. The Shop Floor Control module interfaces cost collection and identification to financial function, updates status conditions, provides scheduling tools for managing changing conditions on the shop floor and aids in the management of production processes. The Focused Factory Management module defines which products will be produced and the required materials for each focused factory and its workcells. The Job Order Tracking module monitors the progress and job profitability of customer orders. The Equipment Maintenance and Repair module maintains a catalog of repair and maintenance profiles which describe how to perform maintenance work and the resources required. The Cost Accounting module supports standard product and actual job costing. Standard costs are derived from the bills of material and routings, and are used to measure variances in the production process. Job costing provides detailed analysis of material, labor and outside processing costs and their associated overheads.

     The Procurement and Inventory modules perform a number of critical manufacturing functions. The Purchasing module tracks purchase orders from requisition through closure and provides the flexibility to purchase goods either for inventory or directly for work-in-process. This module records delivery and rejects data that allow the manufacturer to analyze supplier performance. The Inventory Management module establishes and maintains an inventory database that tracks and traces data (on the basis of serial or lot numbers), activity statistics and warehouse data, and supports physical inventory and cycle counting.

     The Financial Accounting modules supply the enterprise's financial information and assist in the administration of manufacturing operations. The Accounts Receivable and Accounts Payable modules track customer and supplier obligations, support foreign currency revaluation and produce extensive management reporting. The General Ledger module records all financial summary data necessary to define the manufacturer's current financial position. This module also has a number of budgeting, auditing and financial reporting features. The Asset Management module is used to record, track and report on fixed assets and is integrated with the General Ledger module. The Asset Management module includes a wide range of depreciation, tracking, maintenance, scheduling and management options.

     The Human Resources modules provide management tools for personnel planning and recruiting, salary administration, time and attendance, payroll, benefits tracking and personnel development. The Payroll and Human Resource modules include a comprehensive employee database for tracking wage and salary data, in addition to job performance, education and training, and regulatory reporting. The Payroll module provides national and local taxation support in both the United States and United Kingdom. The Payroll module is integrated with the General Ledger module and provides electronic filing of payroll tax information. The Time and Attendance module is used with plant timeclocks to track employee attendance and interfaces with the payroll module.

     The Performance Measurements and Decision Support modules include the Company's Executive Information System ("EIS") and certain third-party database analysis tools that have been integrated with INFOFLO. The Quality Management module collects inspection data that allow the manufacturer to track and correct quality problems either in the manufacturing process or with its suppliers. The module was developed to support the international ISO 9000 documentation standards. The EIS module is an integrated and intrinsic component of the INFOFLO software and provides timely, secure, on-line, high-level performance analysis to departmental and executive management. In contrast to many competing manufacturing software systems that require the manufacturer to separately license a stand-alone EIS product, the Company's EIS module is coupled tightly to the manufacturer's INFOFLO database and automatically presents graphical critical performance measurements, including current status and condition information and historical trends and warnings. The EIS module supports the manufacturer's re-engineering efforts by providing timely feedback on whether implemented process improvements are, in fact, resulting in order fulfillment cycle time reductions.

     The Impromptu(R) and Powerplay(R) modules are business intelligence tools from Cognos, a third-party strategic partner, that allow the user to navigate through and analyze large amounts of data without the need to regenerate lengthy reports after each analysis. They permit the user to "drill down" through data from any module in the system and allow for on-demand analysis of executive or management information. The Workflow module is a set of advanced tools which permit users to plan how business processes should be performed, and then manage and control those processes.

     The CIM modules are integration tools that seamlessly link the core enterprise system to off-the-shelf third party products. The CAD-Link integrates INFOFLO with Computer-Aided Design systems. EDI-Link provides the import and export interfaces needed to utilize third-party EDI, enabling packages to perform translation and transfer of EDI transactions to and from trading partners. IMAGE-Link integrates INFOFLO with electronically "imaged" documents to manage and streamline workflow in manufacturing companies. Data Collection software and hardware permits production, material usage and warehouse activity to be reported in real time using bar-coding applications. Fax-Link permits selected INFOFLO documents and printed reports to be faxed to designated recipients.

  JIT Enterprise Systems Software

     The JIT Enterprise System ("JES") is a software system consisting of standardized modules and a family of additional integration modules. JES is designed primarily for MRO and contract manufacturing, including a fully integrated suite of software supporting supply chain management, repair and overhaul, manufacturing, quality, financial and project management applications which are designed to support an enterprise's business processes in an industrial company. JES is typically sold to large organizations in need of a fully integrated enterprise-wide system that can accommodate multiple geographic sites.

     JES is a complete set of Oracle-based client/server applications which operates in a flexible UNIX operating environment and is designed to manufacturing, accounting and human engineering standards.

     The major components of JES's architecture are (i) client/server enterprise resource planning within an open systems UNIX platform; (ii) a three-tiered model (Presentation Clients, Application and Database Servers); (iii) use of the Oracle 4GL toolset and Developer/2000 which provides easy site extension, personalization and deployment of applications on the Internet and Intranet; and
(iv) use of the Oracle version 7 database. The software application modules for the JIT Enterprise System are presented in the table below and the related descriptions that follow:

                     JIT ENTERPRISE SYSTEM SOFTWARE MODULES

                            SUPPLY CHAIN MANAGEMENT

Customer Order Processing
Distribution Management
Forecasting
Inspection/MRB
Inventory Applications
Model and Options
Multi-Plant Applications
Physical/Cycle Count Inventory
Purchasing Applications
                             FINANCIAL APPLICATIONS

Time and Attendance
Oracle Financials Interface
Travel and Expense
Accounts Payable
Accounts Receivable
Financial Statement Generator
Fixed Assets
Multi-Currency
General Ledger
                                   OPERATIONS

Capacity Planning
Finite Scheduling
Job Costing
Labor Applications
Lot Control/Serial Tracking
Planning And Scheduling
  (MRP/MPS)
Project Control
Quality Assurance
Repair and Overhaul
Repetitive Manufacturing
Rough Cut Capacity Planning
                                  ENGINEERING

Average Costing
Bills of Material
End Item Effectivity
Engineering Change Control
Product Costing
Routings/Work Centers
                              SYSTEM APPLICATIONS

JIT Development Environment
JIT Toolbox
System Control
                                  INTEGRATION

Bar Code Printing
Data Collection Interface
Data Migration
EDI Vendor Interface
EDI Customer Interface
Imaging
Logistics
Vertex Sales Tax Interface

     The JES software modules can be roughly grouped into the functions of supply chain management, operations, system applications, financial applications, engineering and integration.

     The Supply Chain Management modules coordinate activities with customers and vendors with particular emphasis on MRO services provided to the aircraft, automotive, rail and marine industries. From the customer's viewpoint, the software provides forecasting, quotation/estimating, order entry, pricing, rules-based product configuration, distribution management, shipping, returns processing and sales analysis. From the vendor's viewpoint, the software provides vendor quotes, requisition approval, purchase order processing and performance measurement. The software also supports EDI for transactions with customers and vendors, and for material movement between a firm's plants.

     The Operations modules help plan and control the stripdown, disposition, repair and rebuild activities of repair and overhaul and re-manufacturing, as well as production activities for discrete, repetitive and project manufacturers. The software can be used to identify potential bottlenecks via capacity planning, optimize resource utilization via finite scheduling, coordinate work across multiple work centers via dispatch lists, track work in process via material/labor reporting, and highlight job costs and associated variances. The software supports bar code printing and data collection systems. As part of quality management, the software also provides lot/serial control, tracking of test results, and material tracking through receiving, inspection, rejection and disposition.

     The Financial Applications modules provide the key financial applications of invoicing, accounts receivable, accounts payable, fixed assets and general ledger. With integrated applications, the software can process transactions from purchasing to payables and from shipping to receivables, and can automatically collect information in the general ledger while providing audit trails to source transactions. Users can easily access the common database using SQL and/or PC-based decision support tools to perform regular and ad-hoc analyses. The software also provides an interface between Oracle financial applications and JES.

     The Engineering modules maintain the common database of information about items, bills of material, work centers and routings that provides the basis for product specifications, product costing, option selection, material planning, capacity planning, production scheduling, and shop paperwork. The software manages engineering changes to products and processes, and supports access to images such as CAD drawings or other graphics.

     The JES software provides the foundation for a manufacturer's management information system, with easy customization to handle unique user requirements, changing business conditions and interfaces with legacy systems.

     JES has been designed to meet changing business conditions and unique user requirements. The standard JES modules, in combination with user-specified configuration options, will normally meet the majority of a company's needs. In addition, however, JES can be dynamically engineered for company-specific needs or to respond to competitive business conditions. JES uses industry-standard 4GL coding and report writer capabilities including extensive CASE and data model documentation. JES's unique configuration management tool makes it easier to upgrade customizations to the next software release.

     JES has the capacity to accept additional customization that may be dictated by user experience. Some JES applications originate as customer prototypes for conversion to standard code, providing a real-world development lab. Direction for future JES applications and enhancements is often influenced by customer input which is communicated and evaluated during annual international user group meetings and via special interest groups meeting on a more frequent basis.

SERVICES

     Interactive offers a full complement of services that allow its customers to maximize the benefits of Interactive's software products, including project management, consulting, implementation, education and training, custom programming, system integration and support, maintenance and customer service.

     Customers are offered a variety of project management and consulting services to assist in effectively implementing and deploying Interactive's business solutions. Services offered include a variety of site-specific technical and consulting services to assist in all phases of the implementation process, as well as assistance in integrating the software with the customer's other automated systems and devices. As part of the implementation of its software, Interactive offers a pilot program methodology that allows its customers to simulate running their businesses with the new software prior to full-scale "live" implementation of the new system. Pilot program simulations are conducted in an integrated series of hands-on classroom exercises that emphasize system controls and procedures, using a test database that is representative of the customer's business. By simulating a number of relevant business scenarios, the pilot program gives key users valuable experience with Interactive's software, generates involvement in and commitment to the new system, and provides a means to track the progress of the implementation and "shake down" the system before going "live."

     Education and training services provide customers with a formalized educational program to ensure that their applications are implemented and utilized in an efficient and cost-effective manner. Customers are also offered a variety of software installation, technical support and user training services, both on-site and in Interactive's regional training centers. Customized education and training programs are also available to meet customers' specific development needs.

     Interactive's national customer service program provides customers with ongoing software maintenance, product enhancement and hotline telephone support for its software products. Product enhancements and updates maintain the customers' software and documentation to the then-current standard release level licensed and supported by Interactive. Interactive's toll-free hotline provides telephone support during normal business hours for questions regarding software use or perceived software "bugs." Interactive's customer service department also offers programming and consulting services for software modifications during and following full implementation of the system. In addition, Interactive offers "first call" support that allows its customers to call Interactive to manage all initial system service inquiries.

     Interactive does not bundle any of its services in the price of its software. Interactive's services are contracted for and billed separately from software and hardware. Maintenance services are generally billed monthly in advance, while implementation and consulting services are billed monthly as incurred.

HARDWARE

     As part of its turnkey solutions, Interactive sells complete third-party computer hardware systems and related computer peripherals, primarily when selling its INFOFLO product. Interactive implements its business information systems on a number of hardware platforms, including Hewlett-Packard (with which Interactive has a volume-reseller agreement), IBM and Digital Equipment. In addition, Interactive has established reseller and support agreements with peripherals and communications equipment manufacturers to facilitate the sale of related equipment to Interactive's customers.

PRODUCT DEVELOPMENT

     Interactive seeks to strengthen its position in the discrete manufacturing marketplace by consistently developing and offering additional functionality in its software to address customers' evolving needs. In pursuit of this goal, Interactive actively solicits input from its customers regarding their needs and requirements and uses such information, along with information from its principal technology suppliers, to enhance its software products. For example, Interactive has worked with customers to port its Quotations and Product Configurator modules to run as a Microsoft Windows application for laptop computers. With these modules, the manufacturer's sales representatives and its customers are now able to process orders in the field, thereby allowing for improved customer service and shorter order fulfillment cycle times. Interactive also supports independent user groups that meet regularly and provide Interactive with valuable input on desired features and functionality.

     Interactive seeks to continue to enhance its enterprise-wide solutions through a combination of internally developed and third-party software. Interactive is currently working with some of its third-party technology suppliers to develop foreign language versions of its software products to support its business partner program.

SALES AND MARKETING

     Interactive currently sells its products and services primarily through a direct sales force. In 1996, approximately 68% of Interactive's revenue was generated in North America and 32% was generated in Europe.

     Interactive intends to expand its international distribution channels by recruiting independent, experienced manufacturing software suppliers to market and support Interactive's systems through its business partner program, initially in continental Europe and later in the Pacific Rim and other international markets. This program is designed to qualify and train established software suppliers with expertise in local markets outside the United States and United Kingdom to implement turnkey systems using Interactive's software products and methodologies. These foreign partners will work within exclusive territories in partnership with Interactive, using Interactive's implementation methodology, service-oriented approach and international sales and support resources to sell systems to local businesses in Interactive's target market.

     Interactive markets its products through advertising campaigns in national trade periodicals, direct mail and telemarketing. These efforts are supplemented by listings in relevant directories and trade show and conference appearances. Interactive also receives sales leads from its hardware and services suppliers, customers and various professional service firms. Sales cycles for Interactive's products vary substantially based on the degree of integration, consulting and training required, the timing of a customer's procurement process, the application requirements of the proposed system and the size of the customer's business. However, the sales cycle is usually six to twelve months, and can be as long as eighteen to twenty four months, from the time an initial sales contact is made with a qualified prospect.

COMPETITION

     The manufacturing information systems industry is intensely competitive and rapidly changing. A number of companies offer products similar to Interactive's products. Some of Interactive's existing competitors, as well as a number of potential competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than Interactive. Moreover, Interactive has no proprietary barriers to entry that could keep its competitors from developing similar products or selling competing products into Interactive's markets. As a result, there can be no assurance that such competitors will not develop products that are superior to Interactive's products or that achieve greater market acceptance.

     Interactive sells in highly fragmented markets, and its competitors consist of a few relatively large multinational suppliers and a much larger number of mid-size, national and small, regional competitors. No single competitor has a dominant market share in Interactive's targeted market segments, and Interactive generally competes with a variety of competitors, depending, in each sales opportunity, on factors such as the size of the customer, specific niche product requirements, geographic location and anticipated investment by the customer. Interactive believes that its industry may experience consolidation as manufacturing information systems become more complex and as more manufacturers adopt sophisticated information systems, forcing smaller companies in the industry to specialize or attempt to merge with their competitors. To compete effectively in the markets Interactive targets, Interactive will need to continue to grow and attain sufficient size to have the resources to continue to timely develop new products in response to evolving technology and customer demands, and sell products to a variety of manufacturing industries worldwide. No assurance can be given that Interactive will be able to grow sufficiently to enable it to continue to compete effectively.

     Interactive believes its use of open systems technologies in its products is an important competitive element. Interactive also believes that the number of competitors offering open systems solutions will grow significantly over the next several years. Interactive anticipates that a significant source of such future competition may be from larger manufacturing software companies that may tailor their products for this market. Larger and better capitalized software systems companies currently compete in Interactive's targeted markets. There can be no assurance that such companies will not develop products that are superior to Interactive's products or that achieve greater market acceptance.

     Interactive believes that some of the most important considerations for potential customers for its software products include product technology, capability and flexibility; system compatibility, ease of use, and product enhancements during the license or maintenance term; reliability and quality of implementation and technical support, particularly project management, documentation and education; and the size of the installed user base, competitive pricing, and corporate reputation. Interactive believes that it competes favorably in many of these areas.

     Interactive's future success will depend significantly upon its ability to increase its share of its target markets, to persuade existing customers to purchase additional upgrades and user licenses, and to persuade both new and existing customers to purchase additional consulting and other professional services.

INTELLECTUAL PROPERTY

     Interactive regards its products as proprietary trade secrets and confidential information. Interactive relies largely upon its license agreements with customers, dealer agreements with suppliers and technology partners, its own security systems, and confidentiality procedures and employee agreements to maintain the trade secrecy of its products. Interactive seeks to protect its programs, documentation and other written materials under copyright law. There can be no assurance that these means of protection will be effective against unauthorized reproduction or "pirating." Policing unauthorized use of computer software is difficult, and software "piracy" is and can be expected to remain a persistent problem within the software industry.

     Interactive believes that, due to the rapid pace of innovation within the computer industry, factors such as technological and creative skill of personnel, knowledge and experience of management, name recognition, maintenance and support of software products, the ability to develop, enhance, market and acquire software products and services, and the establishment of strategic relationships in the industry are more important than patent, copyright and other legal protections for its technology.

     None of Interactive's software is patented. Interactive believes that it has all necessary rights to market its products, although there can be no assurance that third parties will not assert infringement claims in the future.

PROPERTIES

     Interactive maintains its headquarters, along with its western regional office, in leased facilities approximating 22,500 square feet in San Diego, California. The leases on this space will expire in February 1998. Interactive's eastern regional office is located in an approximately 9,000 square foot leased facility near Boston in Burlington, Massachusetts. The lease on this space will expire in February 2000. Interactive also leases office and training space in metropolitan Los Angeles, San Francisco, Seattle, Las Vegas, Dallas, Denver, Chicago, Cleveland, Atlanta, Washington, D.C., Boston and New York.

     Under the terms of the JIT Purchase Agreement, Interactive subleased approximately 12,500 square feet of space from Fourth Shift Corporation in Minneapolis through January 31, 1997. Interactive has signed a lease for a new location in Minneapolis for approximately 12,000 square feet effective February 1, 1997, which will expire in January 2002.

     Interactive's United Kingdom headquarters is in an approximately 8,500 square foot facility leased by Interactive near London in Watford, England. The lease on this space will expire in December 2014, with an option to terminate at specified times over the lease term. In addition, Interactive's subsidiary leases office space in metropolitan Birmingham, Manchester, Newcastle, Bracknell, Edinburgh, Scotland, and Dublin, Ireland.

     Interactive considers its leased real property adequate for its current needs, and is seeking to lease additional office and training space to accommodate future growth in personnel.

                             INTERACTIVE MANAGEMENT

     The executive officers of Interactive who will serve as a director or executive officer of DataWorks are Robert C. Vernon and Mark Hellinger. See "Approval of the Merger and Related Transactions -- Interests of Certain Persons in the Merger" and "Terms of the Merger -- Related Agreements -- Employment and Noncompetition Agreements." Their ages as of July 31, 1997 are as follows:

       NAME         AGE                         POSITION
------------------  ---   -----------------------------------------------------
Robert C. Vernon    53    Chairman of the Board, Chief Executive Officer and
                          Secretary
Mark Hellinger      37    President and Chief Operating Officer -- North
                          American Operations

     Robert C. Vernon joined Interactive in 1975 and served as President, Chief Executive Officer and a director of Interactive since 1978 and as Chairman of the Board of Directors since 1979. From 1973 to 1975, Mr. Vernon served as Director, Software Development for SDA Digital, a software developer for the security industry, and from 1971 to 1973 as a Project Manager for Computer Sciences Corporation, a software developer and integrator.

     Mark Hellinger joined Interactive in 1985 and served as President and Chief Operating Officer-North American Operations since April 1996. He served as Vice President and General Manager since 1994, and as a director of Interactive since October 1992. From 1990 to 1994, Mr. Hellinger served as Vice President, Operations of Interactive. From 1985 to 1990, Mr. Hellinger served as branch manager of Interactive's New York office.

     The following table shows for the fiscal years ended December 31, 1994, 1995 and 1996, certain compensation awarded or paid to, or earned by, Messrs. Vernon and Hellinger.

                           SUMMARY COMPENSATION TABLE

                                                                  ANNUAL                LONG-TERM
                                                               COMPENSATION            COMPENSATION
                                                       -----------------------------      AWARDS
                                                                             OTHER     ------------   SECURITIES   ALL OTHER
                                                                             ANNUAL     RESTRICTED    UNDERLYING    COMPEN-
             NAME AND PRINCIPAL               FISCAL    SALARY     BONUS    COMPEN-       STOCK        OPTIONS/     SATION
                  POSITION                     YEAR     ($)(1)    ($)(2)    SATION($)  AWARDS(S)($)    SARS(#)      ($)(3)
--------------------------------------------  ------   --------   -------   --------   ------------   ----------   ---------
Robert C. Vernon............................   1996    $257,369   $36,425         --           --       --          $ 2,778
  Chief Executive Officer                      1995    $204,998   $27,169         --           --       --          $ 1,500
                                               1994    $169,006   $27,865         --           --       --          $ 1,500
Mark Hellinger..............................   1996    $200,425   $31,903         --           --       --          $ 1,500
  President and Chief Operating Officer --     1995    $175,764   $27,350   $411,416(4)   $451,200(5)   --          $ 1,500
  North American Operations                    1994    $136,822        --   $ 13,592(4)   $ 19,200(5)   --          $ 1,408

---------------

(1) Includes an automobile allowance on behalf of Messrs. Vernon and Hellinger in the amounts of $12,090 and $7,488, respectively, for each of 1996, 1995 and 1994. Also includes accrued vacation elected to be paid in cash in the amounts of $6,339 and $5,776 for Messrs. Vernon and Hellinger, respectively, in 1995 and $6,916 and $4,334 for Messrs. Vernon and Hellinger, respectively, in 1994.

(2) Includes non-cash bonuses paid to Mr. Vernon valued at $1,425, $2,169 and $2,865 in 1996, 1995 and 1994, respectively. Includes non-cash bonuses paid to Mr. Hellinger valued at $1,903 in 1996 and $2,350 in 1995.

(3) Represents Interactive's contributions under a qualified profit sharing plan for Messrs. Vernon and Hellinger in 1996, 1995 and 1994. The amount for Mr. Vernon includes Interactive's 401(k) matching contribution of $1,278 in 1996.

(4) Represents cash amounts granted for the payment of taxes resulting from Mr. Hellinger's stock bonuses in 1995 and 1994, respectively.

(5) Includes 28,200 shares of Interactive Common Stock granted to Mr. Hellinger as a stock bonus in 1994 and 112,800 shares of Interactive Common Stock granted to Mr. Hellinger as a stock bonus in 1995. Such shares were issued on January 1, 1994 and January 1, 1995, respectively, and vested over a one year period from the date of issuance. As of December 31, 1996, Mr. Hellinger held beneficially 352,774 shares of Interactive Common Stock valued at $1,940,257. Interactive does not anticipate paying dividends on its Common Stock in the foreseeable future.

STOCK OPTION GRANTS AND EXERCISES

     Interactive grants options to its executive officers under Interactive's 1995 Stock Option Plan, as amended (the "1995 Plan"). As of July 31, 1997, options to purchase a total of 347,021 shares were outstanding under the 1995 Plan and 146,604 options to purchase shares remained available for grant thereunder.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     Interactive did not grant stock options or stock appreciation rights to Messrs. Vernon and Hellinger during the year ended December 31, 1996.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR, AND FISCAL YEAR-END OPTION/SAR VALUES

     There were no option exercises by Messrs. Vernon or Hellinger during the year ended December 31, 1996, and neither Mr. Vernon nor Mr. Hellinger held any unexercised options as of December 31, 1996.

                       INTERACTIVE PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of Interactive's Common Stock as of July 31, 1997, by: (i) each person known by Interactive to beneficially own 5% or more of the outstanding shares of Interactive Common Stock, (ii) each of Interactive's directors, (iii) each of Interactive's executive officers and (iv) all executive officers and directors of Interactive as a group.

                                                                                             SHARES OF
                                                   SHARES OF           PERCENT OF            DATAWORKS
                                                  INTERACTIVE       INTERACTIVE STOCK      COMMON STOCK
                                                  COMMON STOCK         OUTSTANDING         BENEFICIALLY
                                                  BENEFICIALLY        PRIOR TO THE        OWNED AFTER THE
                     NAME                           OWNED(1)             MERGER              MERGER(2)
-----------------------------------------------  --------------     -----------------     ---------------
Robert S. Vernon...............................     1,053,422             22.9%                848,033
  Interactive Group, Inc.
     5095 Murphy Canyon Road
     San Diego, CA 92123
Mark Hellinger.................................       334,774              7.3%                269,502
  Interactive Group, Inc.
     5095 Murphy Canyon Road
     San Diego, CA 92123
Randolph S. Naylor.............................       386,725              8.4%                311.324
  Interactive Group, Inc.
     5095 Murphy Canyon Road
     San Diego, CA 92123
Michael K. Grad................................         9,049                 *                  7,284
  Interactive Group, Inc.
     5095 Murphy Canyon Road
     San Diego, CA 92123
Jeffrey W. Scime...............................            --                --                     --
  Interactive Group, Inc.
     5095 Murphy Canyon Road
     San Diego, CA 92123
Ronald H. Jones................................       379,400              8.3%                305,427
  2484 Pine Street
     San Diego, CA 92103
John W. Darracq................................       321,002              7.0%                258,415
  Interactive Group, Inc.
     5095 Murphy Canyon Road
     San Diego, CA 92123
Craig P. Gallagher.............................       301,502              6.6%                242,717
  Interactive Group, Inc.
     5095 Murphy Canyon Road
     San Diego, CA 92123
Lyndol L. Cook.................................         2,000                 *                  1,610
  Interactive Group, Inc.
     5095 Murphy Canyon Road
     San Diego, CA 92123
All officers and directors as a group (8            1,790,428             39.0%              1,441,341
  persons).....................................

---------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes generally sole voting and investment power with respect to securities.

(2) Calculated on the basis of the Exchange Ratio.

 *  Less than 1%.

                 COMPARISON OF RIGHTS OF DATAWORKS SHAREHOLDERS
                          AND INTERACTIVE STOCKHOLDERS

     The rights of DataWorks shareholders are governed by DataWorks' Articles of Incorporation (the "DataWorks Articles"), its Bylaws (the "DataWorks Bylaws") and the California Law. The rights of Interactive stockholders are currently governed by Interactive's Certificate of Incorporation (the "Interactive Certificate"), its Bylaws (the "Interactive Bylaws") and the Delaware Law. Upon consummation of the Merger, Interactive stockholders will become shareholders of DataWorks with their rights as shareholders governed by the California Law, the DataWorks Articles and the DataWorks Bylaws.

     The following is a summary of certain similarities and differences between the rights of DataWorks shareholders and Interactive stockholders under the foregoing governing documents and applicable law. This summary does not purport to be a complete statement of such similarities and differences. The identification of specific similarities and differences is not meant to indicate that other equally or more significant similarities and differences do not exist. Such similarities and differences can be examined in full by reference to the California Law, the Delaware Law and the respective corporate documents of DataWorks and Interactive.

     Capital Stock. The authorized capital stock of DataWorks consists of 25,000,000 shares of DataWorks Common Stock, no par value, of which 10,118,908 shares were issued and outstanding on July 31, 1997, and 5,000,000 shares of Preferred Stock (the "DataWorks Preferred Stock"), issuable in such series and with such rights, powers and privileges as the DataWorks Board shall determine. DataWorks has designated 2,250,000 shares as Series A Preferred Stock but currently has no shares of Preferred Stock outstanding and has no present plan to issue any shares of DataWorks Preferred Stock. The authorized capital stock of Interactive consists of 30,000,000 shares of Common Stock, $.001 par value, of which 4,596,120 shares were issued and outstanding on July 31, 1997, and 5,000,000 shares of Preferred Stock , $.001 par value, (the "Interactive Preferred Stock"), issuable in such series and with such rights, powers and privileges as the Interactive Board shall determine.

     Amendment of Bylaws. Under the Delaware Law, bylaws may be amended by stockholders entitled to vote; however, a corporation may confer the power to amend bylaws upon the directors. The fact that such power has been so conferred upon the directors does not divest the stockholders of their power to amend the bylaws. The Interactive Bylaws state that they may be amended by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding stock entitled to vote thereon or by the Interactive Board. Under the California Law and the DataWorks Bylaws, the DataWorks Bylaws may be amended or repealed either by the DataWorks Board or by the holders of a majority in interest of the outstanding shares of the company, except that a change in the authorized number of directors may only be effected by a vote of the majority of the outstanding shares entitled to vote; however, an amendment reducing the minimum number of directors to less than five cannot be adopted if votes cast against its adoption are equal to or more than sixteen and two-thirds percent (16 2/3%) of the outstanding shares entitled to vote thereon.

     Amendment of DataWorks Articles and Interactive Certificate. The Delaware Law provides that approval of a majority of the outstanding stock entitled to vote thereon is required to amend a certificate of incorporation. The Interactive Certificate provides that an amendment must be approved by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of all of the outstanding stock entitled to vote thereon. Under the California Law, a corporation's articles of incorporation may be amended by the approval of a majority of the outstanding shares.

     Special Meetings of Stockholders and Shareholders. Under the Delaware Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The Interactive Certificate permits a special meeting to be called for any purpose or purposes by (i) the Chairman of the Interactive Board, (ii) the Chief Executive Officer, (iii) the Interactive Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Interactive Board for adoption) or (iv) by the holders of the shares entitled to cast not less than ten percent (10%) of the votes at the meeting.

     Under the California Law and the DataWorks Bylaws, a special meeting of shareholders may be called by the board of directors, the chairman of the board of directors, the president or the holders of shares entitled to cast not less than ten percent (10%) of the votes of such meetings and such persons which are authorized by the articles of incorporation or bylaws.

     Actions by Written Consent of Stockholders or Shareholders. Under the Delaware Law, unless otherwise provided in the Interactive Certificate, any action which may be taken at a meeting of stockholders may be taken without a meeting and without prior notice if written consents setting forth the action so taken are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all stock entitled to vote thereon were present and voted. However, the Interactive Certificate provides that following the closing of the initial public offering of Interactive, no action shall be taken by the stockholders by written consent.

     Under the California Law, shareholders may execute an action by written consent in lieu of a shareholder meeting. The DataWorks Bylaws provide that any action which may be taken at a meeting of shareholders may be taken without a meeting and without prior notice if written consents setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The DataWorks Bylaws provide further that directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors; provided, however, that any vacancy on the DataWorks Board may be filled by written consent of a majority of the outstanding shares entitled to vote for the election of directors.

     Size of the Board of Directors. The Delaware Law provides that the board of directors of a Delaware corporation shall consist of one or more members. The number of directors may be fixed by, or in the manner provided in, the corporation's bylaws unless the certificate of incorporation fixes the number of directors. The Interactive Certificate requires that the number of directors shall be fixed exclusively by one or more resolutions by the Board of Directors. The number of directors of Interactive is currently fixed at five (5).

     The California Law allows the number of persons constituting the board of directors to be fixed by the bylaws or the articles of incorporation, or permits the bylaws to provide that the number of directors may vary within a specified range, the exact number to be determined by the board of directors. The California Law further provides that, in the case of a variable board, the maximum number of directors may not exceed two times the minimum number minus one. The DataWorks Bylaws currently provide that the authorized number of directors of DataWorks shall not be less than a minimum of four (4) nor more than a maximum of seven (7); the number of directors presently authorized is seven (7). Upon DataWorks shareholder approval of the Bylaw Amendment, the DataWorks Bylaws will provide that the number of directors of DataWorks shall not be less than a minimum of five (5) nor more than a maximum of nine (9) and that the number of directors then authorized shall be eight (8).

     Classification of Board of Directors. The Delaware Law permits, but does not require, a classified board of directors, divided into as many as three classes with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. The California Law generally requires that directors be elected annually but does permit a "classified" board of directors if the corporation is "listed." A listed corporation is defined under the California Law as one which (i) is listed on the NYSE or American Stock Exchange or (ii) with a class of securities designated as a national market system security on and by the National Association of Securities Dealers Automatic Quotation System (or any successor national market system) if the corporation has at least 800 holders of its equity securities. If eligible for the classes, the California Law permits corporations to provide for a board of directors divided into as many as three classes by adopting an amendment to their articles of incorporation or bylaws, which amendment must be approved by the shareholders. The size of the classes must be as even as possible, and any change in number of classes must be approved by the shareholders. The DataWorks Bylaws do not provide for a classified board.

     Cumulative Voting. Under the Delaware Law, cumulative voting in the election of directors is not available unless specifically provided for in the certificate of incorporation. There is no provision for cumulative voting in the Interactive Certificate. However, under the California Law, cumulative voting in the election of directors is mandatory upon notice given by a shareholder at a shareholders' meeting at which directors are to be elected. To cumulate votes, a shareholder must give notice at the meeting, prior to the voting, of the shareholder's intention to vote cumulatively. If any one shareholder gives such a notice, all shareholders may cumulate their votes. The California Law permits a company, by amending its articles of incorporation or bylaws, to eliminate cumulative voting when such company is "listed" (as defined above in the section entitled "Classification of Board of Directors"). The DataWorks Bylaws permit any person entitled to vote at an election for directors to cumulate the votes to which such person is entitled; provided, however, that no shareholder shall be entitled to cumulate such shareholder's votes unless the candidates for which such shareholder is voting have been placed in nomination prior to the voting and a shareholder has given notice at the meeting, prior to the vote, of an intention to cumulate votes.

     Removal of Directors. Under the Delaware Law, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. A director of a corporation that does not have a classified board of directors or cumulative voting may be removed with the approval of a majority of the outstanding shares entitled to vote with or without cause. The Interactive Certificate provides that the Board of Directors or any individual director may be removed from office at any time with cause by the affirmative vote of the holders of the majority of the voting power of all the outstanding stock entitled to vote thereon or without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding stock entitled to vote thereon. Under the California Law, a director may be removed with or without cause by the affirmative vote of a majority of the outstanding shares, provided that the shares voted against removal would not be sufficient to elect the director by cumulative voting. In addition, when, by the provisions of the articles of incorporation, the holders of shares of a class or series, voting as a class or series, are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of holders of shares of that class or series.

     Filling Vacancies in the Board of Directors. Under the Delaware Law, vacancies may be filled by a majority of the directors then in office (even though less than a quorum) unless otherwise provided in the certificate of incorporation or bylaws. The Delaware Law further provides that if, at the time of filling any vacancy, the directors then in office constitute less than a majority of the board (as constituted immediately prior of any such increase), the Delaware Court of Chancery may, upon application of any holder or holders of at least ten percent of the total number of the outstanding stock having the right to vote for directors, summarily order a special election be held to fill any such vacancy or to replace directors chosen by the board to fill such vacancies. The Interactive Certificate holds that any vacancies on the Interactive Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Interactive Board determines the vacancies should be filled by the stockholders, be filled only by the affirmative vote of the majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by stockholders.

     Under the California Law, any vacancy on the board of directors other than one created by removal of a director may be filled by the board. If the number of directors in office is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a properly noticed meeting or by a sole remaining director. A vacancy created by removal of a director may be filled by the board only if so authorized by a corporation's articles of incorporation or by a bylaw approved by a corporation's shareholders. Furthermore, if, after the filling of any vacancy by the directors of a corporation, the directors then in office who have been elected by the corporation's shareholders constitute less than a majority of the directors then in office, then: (i) any holder of more than 5% of the corporation's voting stock may call a special meeting of shareholders, or (ii) the superior court of the appropriate county may order a special meeting of the shareholders to elect the entire board of directors of the corporation. The DataWorks Bylaws provide that the shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent, other than to fill a vacancy created by removal, requires the consent of a majority of the outstanding shares entitled to vote. Any such election by written consent to fill a vacancy created by removal requires the consent of all of the outstanding shares entitled to vote.

     Payment of Dividends. The Delaware Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, the Delaware Law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. The Interactive Bylaws provide for the declaration of dividends in accordance with the Delaware Law. The Interactive Bylaws also provide that the Interactive Board may set aside as a reserve any funds the Interactive Board believes necessary prior to the payment of dividends. Under the California Law, any dividends or other distributions to shareholders, such as redemptions, are limited to the greater of (i) retained earnings or (ii) an amount which would leave the corporation with assets (excluding certain intangible assets) equal to at least 125% of its liabilities (excluding certain deferred items) and current assets equal to at least 100% (or, in certain circumstances, 125%) of its current liabilities. DataWorks' banking facility restricts DataWorks' ability to pay dividends or to distribute assets.

     Appraisal Rights. Under both the California Law and the Delaware Law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal (or dissenters') rights pursuant to which such shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Under the Delaware Law, such rights are not available (a) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation, the shares of which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders, plus cash in lieu of fractional shares, or
(c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger because the merger agreement does not amend the existing certificate of incorporation, each share of the surviving corporation outstanding prior to the merger is an identical outstanding or treasury share after the merger, and the number of shares to be issued in the merger does not exceed 20% of the shares of the surviving corporation outstanding immediately prior to the merger and if certain other conditions are met.

     Shareholders of a California corporation whose shares are listed on a national securities exchange or on a list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System generally do not have such appraisal rights unless the holders of at least 5% of the class of outstanding shares claim the right or unless the corporation or any law restricts the transfer of such shares. Appraisal rights are unavailable, however, if the shareholders of a corporation or the corporation itself, or both, immediately after the reorganization will own equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity.

     Inspection of Books and Records. Under the Delaware Law, any shareholder may inspect, for any proper purpose, a company's stock ledger, a list of its stockholders and any other books and records. Under the California Law and the DataWorks Bylaws, a shareholder or shareholders holding at least 5% in aggregate of the outstanding voting shares of a corporation or who hold at least 1% of those voting shares and have filed a Schedule 14A with the Exchange Commission, shall have the absolute right to do either or both of the following: (i) inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours upon 5 days' prior written demand upon the corporation, or (ii) obtain from the transfer agent for the corporation, upon written demand and upon tender of its usual charges for such a list, a list of shareholders' names and addresses, who are entitled to vote for election of directors and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The accounting books and records and minutes of proceedings of shareholders and the DataWorks Board and committees of the DataWorks Board are open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interests as a shareholder or as the holder of such voting trust certificate.

     Limitation of Liability of Directors. The laws of both Delaware and California permit corporations to adopt a provision in their certificate of incorporation or articles of incorporation, respectively, eliminating, with certain exceptions, the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty as a director. Under the Delaware Law, Interactive may not eliminate or limit director monetary liability for (a) breaches of the director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;
(c) unlawful dividends, stock repurchases or redemptions; or (d) transactions from which the director received an improper personal benefit. Such limitation of liability provision also may not limit a director's liability for violation of, or otherwise relieve directors from the necessity of complying with federal or state securities laws, or affect the availability of nonmonetary remedies such as injunctive relief or rescission. The Interactive Certificate eliminates the liability of the Interactive Board to the fullest extent permissible under the Delaware Law.

     The California Law does not permit the elimination of monetary liability where such liability is based on: (a) intentional misconduct or knowing and culpable violation of law; (b) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director; (c) receipt of any improper personal benefit; (d) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should have been aware of a risk of serious injury to the corporation or its shareholders; (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders; (f) interested transactions between the corporation and a director, in which a director has a material financial interest; or (g) liability for improper distributions, loans or guarantees. The DataWorks Articles eliminate the liability of the DataWorks Board to the fullest extent permissible under California Law.

     Indemnification. The Delaware Law generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a disinterested quorum of the directors, by independent legal counsel or by the stockholders, that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or (in contrast to the California Law) not opposed to the best interests of the corporation and, with respect to a criminal proceeding, which such person had no reasonable cause to believe his or her conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable to the corporation. The Delaware Law requires indemnification of expenses when the individual being indemnified has successfully defended the action on the merits or otherwise. The Interactive Bylaws state Interactive shall indemnify the Interactive Board to the fullest extent provided for by the Delaware Law; provided, however, that the corporation may modify the extent of such indemnification by the individual contracts with its directors and executive officers; and, provided, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless (i) such indemnification is expressly required to be made by law,
(ii) the proceeding was authorized by the Interactive Board, (iii) such indemnification is provided by Interactive, in its sole discretion, pursuant to the powers vested in Interactive under the Delaware General Corporation Law, or
(iv) such indemnification is required to be made under other portions of the Interactive Bylaws.

     The California Law permits indemnification of expenses incurred in derivative or third-party actions, except that with respect to derivative actions (a) no indemnification may be made when a person is adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent that such court shall determine, and (b) no indemnification may be made without court approval in respect of amounts paid in settling or otherwise disposing of an action or expenses incurred in defending an action which is settled or otherwise disposed of without court approval.

     Indemnification is permitted by the California Law only for acts taken by the person seeking indemnification in good faith and believed to be in the best interests of the corporation and its shareholders and with respect to a criminal proceeding, which such person had no reasonable cause to believe his conduct was unlawful, as determined by a majority vote of a quorum of disinterested directors, independent legal counsel (if a quorum of disinterested directors is not obtainable), a majority vote of a quorum of the shareholders (excluding shares owned by the indemnified party), or the court handling the action. The California Law requires indemnification when the individual has successfully defended the action on the merits. California corporations may include in their articles of incorporation a provision which extends the scope of indemnification through agreements, bylaws or other corporate actions beyond that specifically authorized by law. The DataWorks Bylaws include provisions that require DataWorks to indemnify its directors and executive officers to the fullest extent permitted by the California Law. The DataWorks Bylaws also provide DataWorks with the authority to indemnify its other officers, employees and other agents as set forth in the California Law.

     Stockholder and Shareholder Approval of Certain Business
Combinations. Section 203 of the Delaware Law prohibits a corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

     For purposes of Section 203, the term "business combination" is defined broadly to include mergers of the corporation or a subsidiary with or caused by the interested stockholder; sales or other dispositions of the interested shareholder (except proportionately with the corporation's other shareholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for certain transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the date at which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder; (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an interested shareholder (excluding from the number of shares outstanding those shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by sixty-six and two-thirds percent (66 2/3%) of the voting stock not owned by the interested stockholder. Section 203 does not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or a 20-day notice required under Section 203 of the proposed transaction which (i) constitutes certain (a) mergers or consolidations, (b) sales or other transfers of assets having an aggregate market value equal to 50% or more of the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, or (c) proposed tender or exchange offer for 50% or more of the corporation's outstanding voting stock; (ii) is with or by a person who was either not an interested stockholder during the last three years or who became an interested stockholder with the approval of the corporation's board of directors; and (iii) is approved or not opposed by a majority of the board members elected prior to any person becoming an interested stockholder during the previous three years (or their chosen successors).

     There is no equivalent provision to Section 203 in California. Under
Section 1203 of the California Corporations Code, certain business combinations with certain interested shareholders are subject to specified conditions, including a requirement that a fairness opinion must be obtained and delivered to the corporation's shareholders. The California Law requires that holders of a California corporation's common stock receive nonredeemable common stock in a merger of the corporation with the holder (or an affiliate of the holder) of more than 50% but less than 90% of its common stock, unless all of the holders of its common stock consent to the transaction.

     Stockholder and Shareholder Voting on Mergers and Similar Transactions. The laws of both California and Delaware generally require that a majority of the stockholders of both acquiring and target corporations approve statutory mergers. The Delaware Law does not require a shareholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (a) the merger agreement does not amend the existing certificate of incorporation, (b) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and (c) the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger. The California Law contains a similar exception to its voting requirements for reorganization where shareholders or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting of more than five-sixths of the voting power (assuming the conversion of convertible equity securities) of the surviving or acquiring corporation or its parent entity.

     The laws of both California and Delaware also generally require that a sale of all or substantially all of the assets of a corporation be approved by a majority of the voting shares of the corporation transferring such assets.

     With certain exceptions, the California Law also requires that mergers, reorganizations, and similar transactions be approved by a majority vote of each class of shares outstanding. In contrast, the Delaware Law generally does not require class voting, except for amendments to the certificate of incorporation that change the number of authorized shares or the par value of shares of a specific class or that adversely affect such class of shares.

     Loans to Directors, Officers and Employees. The Delaware Law and the Interactive Bylaws permit Interactive to make loans to, guarantee the obligations of, or otherwise assists its officers or other employees when such action, in the judgment of the directors, may reasonably be expected to benefit Interactive. The Interactive Bylaws also provide that such assistance may be with or without interest and may be unsecured, or secured in such manner as the Interactive Board shall approve, including, without limitation, a pledge of shares of stock of Interactive.

     Under the California Law and the DataWorks Bylaws, any loan to or guaranty for the benefit of a director or officer, including pursuant to an employee benefit plan, of the corporation requires approval of holders of a majority of the outstanding shares of the corporation. However, the California Law and the DataWorks Bylaws provide that if DataWorks has 100 or more shareholders of record, the DataWorks Board alone may approve loans to or guaranties on behalf of an officer (whether or not such officer is a director) or adopt an employee benefit plan authorizing such loans or guarantees, by a vote sufficient without counting the vote of any interested director or directors, if the DataWorks Board determines that any such loan, guaranty or plan may reasonably be expected to benefit the corporation.

     Interested Director Transactions. Under the laws of both California and Delaware, contracts or transactions between a corporation and one or more of its directors or between a corporation and any other entity in which one or more of its directors are directors or have a financial interest, are not void or voidable because of such interest or because such director is present at a meeting of the board which authorizes or approves the contract or transaction, provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With certain exceptions, the conditions are similar under the California and the Delaware Law. Under the California and the Delaware Law, either (a) the shareholders or the board of directors must approve any such contract or transaction in good faith after full disclosure of the material facts (and, in the case of board approval other than for a common directorship, the California Law requires that the contract or transaction must also be "just and reasonable" to the corporation), or (b) the contract or transaction must have been "fair" (in Delaware) or, in the case of a common directorship (in California), "just and reasonable" as to the corporation at the time it was approved. The California Law explicitly places the burden of proof of the just and reasonable nature of the contract or transaction on the interested director.

     Under the Delaware Law, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even though less than a majority of a quorum). Under the California Law, if shareholder approval is sought, the interested director is not entitled to vote his or her shares at a shareholder meeting with respect to any action regarding such contract or transaction. If board approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum).

     Stockholder Derivative Suit. Under the Delaware Law, a person may only bring a derivative action on behalf of the corporation if the person was a stockholder of the corporation at the time of the transaction in question or his or her stock thereafter devolved upon him or her by operation of law. The California Law provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain criteria are met. The California Law also provides that the corporation or the defendant in a derivative suit may, under certain circumstances, make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

     Dissolution. Under the Delaware Law, if the dissolution is initiated by the board of directors it may be approved by the holders of a majority of the corporation's shares. If the board of directors does not approve the proposal to dissolve, it must be consented to in writing by all stockholders entitled to vote thereon. Under the California Law, shareholders holding fifty percent ("50%") or more of the total voting power may authorize a corporation's dissolution, with or without the approval of the corporation's board of directors. The board may cause the corporation to dissolve if (a) an order for relief under Chapter 7 of the Federal bankruptcy law has been entered, (b) no shares have been issued or (c) the corporation has disposed of all of its assets and has not conducted any business for a period of five years preceding the adopting of a resolution to dissolve.

                                    EXPERTS

     The consolidated financial statements of DataWorks at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 appearing in the DataWorks Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein which, as to each of the two years in the period ended December 31, 1995, is based in part on the report of Price Waterhouse LLP, independent accountants. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of Interactive at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus/Joint Proxy Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, which, as to the year 1994, are based in part on the report of Romito, Tomasetti & Associates, P.C., independent auditors. The consolidated financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby and the federal income tax consequences of the Merger will be passed upon for DataWorks by Cooley Godward LLP, San Diego, California. Certain legal matters in connection with the Merger Agreement and the federal income tax consequences of the Merger will be passed upon for Interactive by Pillsbury Madison & Sutro LLP, San Diego, California.

                            INTERACTIVE GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
AUDITED FINANCIAL STATEMENTS
  Report of Ernst & Young LLP, Independent Auditors...................................   F-2
  Consolidated Balance Sheets as of December 31, 1996 and 1995........................   F-3
  Consolidated Statements of Operations for the years ended December 31, 1996, 1995
     and 1994.........................................................................   F-4
  Consolidated Statements of Stockholders' Equity for the years ended December 31,
     1996, 1995 and 1994..............................................................   F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995
     and 1994.........................................................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7

UNAUDITED FINANCIAL STATEMENTS
  Unaudited Condensed Consolidated Balance Sheet as of June 30, 1997..................  F-18
  Unaudited Condensed Consolidated Statements of Operations for the three months ended
     June 30, 1997 and the six months ended June 30, 1997.............................  F-19
  Unaudited Consolidated Statements of Cash Flows for the six months ended June 30,
     1997.............................................................................  F-20
  Notes to Unaudited Financial Statements.............................................  F-21

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Interactive Group, Inc.

     We have audited the accompanying consolidated balance sheets of Interactive Group, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the combined financial statements of Intrepid Software, Inc. and Affiliates, which statements reflect net income constituting approximately 14% of the related consolidated statement of operations total for the year ended December 31, 1994. The aforementioned statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Intrepid Software, Inc. for the aforementioned period, is based solely on the report of other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Interactive Group, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California
February 19, 1997

                            INTERACTIVE GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                     DECEMBER 31,     DECEMBER 31,
                                                                         1996             1995
                                                                     ------------     ------------
Current assets:
  Cash and cash equivalents........................................    $  3,682         $  4,467
  Accounts receivable, net of allowance for doubtful accounts of
     $547 and $399 at December 31, 1996 and 1995, respectively.....      16,064           12,977
  Deferred income taxes............................................         540              333
  Prepaid expenses and other current assets........................       1,561            1,114
                                                                        -------          -------
          Total current assets.....................................      21,847           18,891
Property and equipment, net........................................       3,063            2,330
Intangible assets, net.............................................       2,353            2,040
Deferred income taxes..............................................       1,134            1,173
Deposits and other assets..........................................         579              329
                                                                        -------          -------
          Total assets.............................................    $ 28,976         $ 24,763
                                                                        =======          =======
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................................    $  6,770         $  5,188
  Accrued salaries and commissions.................................       2,086            1,016
  Value added taxes payable........................................         682              506
  Other accrued expenses...........................................       2,766            2,450
  Current portion of obligations under capital leases..............         172              404
  Short-term borrowings and current portion of long-term
     obligations...................................................       2,013            1,099
  Customer deposits................................................         448              643
  Deferred revenue.................................................       1,888            3,004
                                                                        -------          -------
     Total current liabilities.....................................      16,825           14,310
Obligations under capital leases, less current portion.............         170              171
Long-term obligations, less current portion........................       1,694            1,934
Commitments and contingencies (Note 9)
Stockholders' equity:
  Preferred stock, $.001 par value:
     Authorized shares -- 5,000,000
     None issued and outstanding...................................          --               --
  Common stock, $.001 par value:
     Authorized shares -- 30,000,000
     Issued and outstanding shares -- 4,485,712 and 4,385,216
      shares at December 31, 1996 and December 31, 1995,
      respectively.................................................           4                4
  Additional capital...............................................       7,019            6,461
  Retained earnings................................................       3,127            1,866
  Cumulative foreign currency translation adjustments..............         137               17
                                                                        -------          -------
          Total stockholders' equity...............................      10,287            8,348
                                                                        -------          -------
          Total liabilities and stockholders' equity...............    $ 28,976         $ 24,763
                                                                        =======          =======

                            See accompanying notes.

                            INTERACTIVE GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEARS ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1996        1995        1994
                                                                -------     -------     -------
REVENUES:
  Software licenses...........................................  $19,643     $11,255     $10,633
  Software support services...................................   18,629       9,680       7,078
  Hardware....................................................    8,014       5,613       5,891
  Maintenance contracts.......................................    8,650       5,347       3,655
  Other.......................................................    1,255       1,098       1,368
                                                                -------     -------     -------
          Total revenues......................................   56,191      32,993      28,625
COST OF REVENUES:
  Software licenses...........................................    3,826       2,548       2,789
  Software support services...................................   13,377       5,575       4,172
  Hardware....................................................    5,849       4,021       4,506
  Maintenance contracts.......................................    3,784       1,954         963
  Other.......................................................    1,494       1,133       1,167
                                                                -------     -------     -------
          Total cost of revenues..............................   28,330      15,231      13,597
                                                                -------     -------     -------
Gross Margin..................................................   27,861      17,762      15,028
OPERATING EXPENSES:
  Research and development....................................    4,064       1,588       1,320
  Selling, general and administrative.........................   21,791      13,891      10,847
  Write-off of software license...............................       --         235          --
  Compensation expense associated with employee stock bonus...       --         871          --
  Purchased research and development..........................       --       3,250          --
                                                                -------     -------     -------
  Interest income.............................................       82         167          26
  Interest expense............................................     (279)        (80)       (106)
                                                                -------     -------     -------
          Total other income (expense)........................     (197)         87         (80)
                                                                -------     -------     -------
Income (Loss) Before Income Taxes.............................    1,809      (1,986)      2,781
Provision (benefit) for income taxes..........................      548        (848)        972
                                                                -------     -------     -------
Net Income (Loss).............................................  $ 1,261     $(1,138)    $ 1,809
                                                                =======     =======     =======
Net income (loss) per common and common share equivalents
  outstanding.................................................  $  0.28     $ (0.28)    $  0.49
                                                                =======     =======     =======
Weighted average number of common and common share equivalents
  outstanding.................................................    4,468       4,084       3,685
                                                                =======     =======     =======

                            See accompanying notes.

                            INTERACTIVE GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                           CUMULATIVE
                                                                                             FOREIGN
                                                 COMMON STOCK                               CURRENCY         TOTAL
                                              ------------------   ADDITIONAL   RETAINED   TRANSLATION   STOCKHOLDERS'
                                               SHARES     AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS      EQUITY
                                              ---------   ------   ----------   --------   -----------   -------------
Balance December 31, 1993...................  3,387,764     $3       $   76     $  1,195      $  39         $ 1,313
  Employee stock bonus......................     28,200     --           19           --         --              19
  Foreign currency translation adjustment...         --     --           --           --        (12)            (12)
  Net income................................         --     --           --        1,809         --           1,809
                                                            --
                                              ---------              ------      -------       ----         -------
Balance December 31, 1994...................  3,415,964      3           95        3,004         27           3,129
  Compensation relating to the granting of
     stock options and stock bonus..........    112,800     --          466           --         --             466
  Issuance of common stock..................  1,200,000      1        6,191           --         --           6,192
  Repurchase of common stock................   (535,800)    --         (400)          --         --            (400)
  Exercise of warrants and stock options....    192,252     --           47           --         --              47
  Tax benefit related to stock options
     exercised..............................         --     --           62           --         --              62
  Foreign currency translation adjustment...         --     --           --           --        (10)            (10)
  Net loss..................................         --     --           --       (1,138)        --          (1,138)
                                                            --
                                              ---------              ------      -------       ----         -------
Balance December 31, 1995...................  4,385,216      4        6,461        1,866         17           8,348
  Compensation relating to the granting of
     stock options..........................         --     --          161           --         --             161
  Issuance of common stock..................     92,623     --          410           --         --             410
  Repurchase of common stock................     (4,127)    --          (18)          --         --             (18)
  Exercise of stock options.................     12,000     --            5           --         --               5
  Foreign currency translation adjustment...         --     --           --           --        120             120
  Net income................................         --     --           --        1,261         --           1,261
                                                            --
                                              ---------              ------      -------       ----         -------
Balance December 31, 1996...................  4,485,712     $4       $7,019     $  3,127      $ 137         $10,287
                                              =========     ==       ======      =======       ====         =======

                            See accompanying notes.

                            INTERACTIVE GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEARS ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1996        1995        1994
                                                                -------     -------     -------
OPERATING ACTIVITIES:
  Net income (loss)...........................................  $ 1,261     $(1,138)    $ 1,809
  Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
     Depreciation and amortization............................    1,414         515         368
     Compensation relating to the granting of options and
       stock bonus............................................      161         466          19
     Deferred income taxes....................................     (168)     (1,377)         45
     Purchased research and development.......................       --       3,250          --
     Write-off of software license............................       --         235          --
     Other....................................................      (13)         62          (4)
     Changes in operating assets and liabilities:
       Accounts receivable....................................   (3,087)     (2,685)     (2,254)
       Prepaid expenses and other assets......................     (772)       (798)         49
       Accounts payable.......................................    1,582          64         318
       Accrued expenses.......................................    1,562         985         567
       Deferred revenue and customer deposits.................   (1,311)        323         469
                                                                -------     -------     -------
          Net cash provided by (used in) operating
            activities........................................      629         (98)      1,386
INVESTING ACTIVITIES:
  Purchase of property and equipment..........................   (1,664)       (936)       (797)
  Proceeds from sale of property and equipment................      109          --          40
  Acquisition of businesses...................................       --      (1,500)         --
                                                                -------     -------     -------
          Net cash used in investing activities...............   (1,555)     (2,436)       (757)
FINANCING ACTIVITIES:
  Net proceeds from issuance of common stock..................      415       6,214          --
  Repurchase of common stock..................................      (18)       (400)         --
  Proceeds from short- and long-term borrowings...............    1,200          --         100
  Payments of short- and long-term borrowings and capital
     leases...................................................   (1,561)       (568)       (337)
                                                                -------     -------     -------
          Net cash provided by (used in) financing
            activities........................................       36       5,246        (237)
EFFECT OF EXCHANGE RATE ON CASH...............................      105          34          73
                                                                -------     -------     -------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS..........     (785)      2,746         465
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR................    4,467       1,721       1,256
                                                                -------     -------     -------
CASH AND CASH EQUIVALENTS AT END OF YEAR......................  $ 3,682     $ 4,467     $ 1,721
                                                                =======     =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period:
  Interest....................................................  $   237     $    80     $    68
                                                                -------     -------     -------
  Income taxes................................................  $   154     $   456     $   696
                                                                =======     =======     =======
Non-cash transactions:
  Property and equipment acquired under capital lease
     obligation...............................................  $   184     $    --     $    27
                                                                =======     =======     =======
  Note payable for business acquisition.......................  $    --     $ 2,500     $    --
                                                                =======     =======     =======
  Earnout payable for business acquisitions...................  $   573     $    --     $    --
                                                                =======     =======     =======

                            See accompanying notes.

                            INTERACTIVE GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     On March 20, 1995, Interactive, Inc. ("Interactive") completed a merger (Note 2) with Intrepid Software, Inc. ("Intrepid"), and the combined entity changed its name to Interactive Group, Inc. (the "Company") and reincorporated in the state of Delaware. The consolidated financial statements are derived from the historical consolidated financial statements of Interactive and its wholly owned United Kingdom subsidiaries (the "United Kingdom operations"), and the historical combined financial statements of Intrepid.

     On December 31, 1995, the Company acquired all of the outstanding shares of Just-In-Time Enterprise Systems, Inc. ("JIT") from Fourth Shift Corporation ("FSC") of Minneapolis, Minnesota, a publicly traded manufacturing software company (Note 2). The consolidated balance sheet as of December 31, 1995 reflects the acquisition which was accounted for under the purchase method of accounting. The results of operations of JIT are included in the consolidated statements of operations since the date of the acquisition.

     All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

DESCRIPTION OF BUSINESS

     The Company develops, markets, implements and supports integrated business information systems that enable discrete manufacturers to manage their enterprise-wide information requirements. The Company primarily sells and implements its business information systems directly to mid-to-large size manufacturing companies in the U.S., U.K., Canada and Europe. Since 1992, the Company has expanded its sales, implementation, and customer service capabilities through the addition of offices as well as the establishment of centralized customer service centers in both the United States and United Kingdom. Substantially all of the Company's revenues are generated from the sale of its systems, which usually consist of proprietary and third-party software licenses, implementation and software support services, thirdparty hardware and maintenance contracts. The Company's proprietary software licenses are sold on a packaged or individual module basis, and the license fee is determined in part by the number of modules and concurrent system users. Implementation and software support services are furnished on a daily or hourly basis and billed monthly as incurred. Maintenance fees are based on a percentage of software license fees.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

CONCENTRATION OF CREDIT RISK

     Concentration of credit risk with respect to accounts receivable is limited due to the wide variety of customers to which the Company's products are sold, as well as their dispersion across geographic areas. The Company sells its products and services primarily to customers in the manufacturing industry. Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. Credit losses have been minimal and have been within management's expectations. For the three years ended December 31, 1996, the Company had no individual customer which accounted for 10% or more of total annual revenues.

                            INTERACTIVE GROUP, INC.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (principally three to seven years). Leasehold improvements are amortized over the lesser of their estimated useful life or term of the lease.

INTANGIBLE ASSETS

     Intangible assets primarily were acquired in the JIT acquisition, and are comprised of the trademarks and trade names, assembled work force, customer base, and developed technology purchased as detailed in Note 3. The intangible assets are being amortized on a straight-line basis over estimated useful lives ranging from 3 to 10 years. Amortization expense for the years ended December 31, 1996 and 1995 was $336,000 and $0, respectively.

     In July 1995, the Company exercised its option to purchase licensing rights to an Oracle-based manufacturing software package. As a direct result of the acquisition of JIT in December 1995 (Note 2), the Company has taken a writeoff of $235,000 which represents the value of the license rights and related capitalized software costs, net of accumulated amortization of $84,000, which were deemed by the Company to be redundant.

FOREIGN CURRENCY TRANSLATION

     The Company has determined that the local currency of the United Kingdom operations is the functional currency. Accordingly, assets and liabilities are translated at the current exchange rate at the balance sheet date, and revenues and expenses are translated at the average exchange rate in effect during the period. Translation adjustments are reported as a separate component of stockholders' equity. Realized gains and losses related to foreign currency transactions are reported as income or expense in the period presented. Such gains and losses were not material for any period presented.

REVENUE RECOGNITION

     Revenues from software licenses are recognized upon delivery, provided that no significant obligations remain and collection of the related receivable is deemed probable. Software support services revenues are recognized in the period in which the services are performed. Revenues from hardware sales are recognized upon shipment of the product. Revenues from software maintenance contracts are recognized ratably over the period of the contract. Revenues from turnkey systems, which include both hardware and software, are recognized upon delivery of the software and hardware that is considered essential to the functionality of the system, provided that no significant obligations remain and collection of the related receivable is deemed probable. Insignificant vendor obligations are accounted for by deferring revenue attributable to the obligations and recognizing it ratably as the obligations are fulfilled. Revenues on longterm contracts are recognized on the percentage-of-completion method with progress-to-completion measured based upon labor hours incurred. Estimates related to all long-term contracts are reviewed periodically. The effect on revenues or costs from any revisions to estimates is recorded in the period in which such revisions are made.

RESEARCH AND DEVELOPMENT

     Costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Because the Company believes that its current process for developing software

                            INTERACTIVE GROUP, INC.

is essentially completed concurrently with the establishment of technological feasibility, no internally developed software costs are capitalized at December 31, 1996 or 1995.

RELIANCE ON ESTIMATES

     The financial statements have been prepared in accordance with generally accepted accounting principles and have required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. With the acquisition of JIT, the Company may incur up to a total of $1.2 million of contingent consideration due to FSC, which is payable based on a percentage of future revenues generated from the JIT software after December 31, 1995. This contingent payment is due on January 31, 1999 (Notes 2 and 4).

PER SHARE INFORMATION

     For the periods prior to the initial public offering completed May 23, 1995, per share information was computed pursuant to the rules of the Securities and Exchange Commission ("SEC"), which require that common stock issued by the Company during the twelve months immediately preceding the Company's initial public offering, plus the number of common shares issuable pursuant to the grant of stock options during the same period, be included in the calculation of the shares outstanding using the treasury stock method.

     For the period subsequent to the closing of the initial public offering, per share information is computed using the weighted average number of common shares and common share equivalents outstanding which have a dilutive effect when applying the treasury stock method. Common share equivalents result from outstanding warrants and options to purchase common stock.

     All share and per share information has been adjusted to reflect the 282-to-1 stock split completed in March 1995.

IMPAIRMENT OF LONG-LIVED ASSETS

     On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"). The adoption of SFAS 121 did not impact the financial position or results of operations of the Company in 1996.

NOTE 2. BUSINESS MERGER AND ACQUISITION

BUSINESS MERGER

     Pursuant to a Plan and Agreement of Merger on March 20, 1995, the Company issued 511,725 shares of its common stock for all of the outstanding common stock of Intrepid. All share and per share amounts in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the exchange of shares. The accompanying consolidated financial statements of the Company have been restated to reflect the merger, which has been accounted for as a pooling-of-interests.

     The combined historical financial statements of Intrepid include the accounts of Intrepid and its affiliate, Ultimate Business Systems, Inc. ("UBS"). In December 1994, UBS was merged into Intrepid in a tax-free statutory merger, with Intrepid the surviving entity. Because these companies were under common control, the merger was accounted for in a manner similar to that in pooling-of-interests accounting.

                            INTERACTIVE GROUP, INC.

BUSINESS ACQUISITIONS

     On December 31, 1995, the Company acquired all of the outstanding shares of JIT in exchange for $1.5 million of cash, a $2.5 million note payable, and the assumption of net liabilities of $4.3 million. These liabilities do not take into account any potential losses associated with litigation that JIT is subject to in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's results of operations or financial position.

     In addition, $1.2 million of contingent consideration is payable based on a percentage of future revenues generated from the JIT software. During the year ended December 31, 1996, the Company accrued $415,000 under the earnout calculation and recorded a corresponding increase to its intangible assets related to the purchase price of JIT (Note 4).

     A summary of the purchase price and the allocation of costs to the assets acquired is as follows as of December 31, 1996 (in thousands):

            Current assets..............................................  $2,165
            Fixed assets................................................     863
            Intangible assets...........................................   2,455
            In-process technology.......................................   3,250
                                                                          ------
                                                                          $8,733
                                                                          ======

     For the year ended December 31, 1995, the Company recorded a non-recurring expense of $3,250,000 for purchased in-process research and development relating to the JIT acquisition.

NOTE 3. BALANCE SHEET INFORMATION

     Property and equipment consist of the following (in thousands):

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1996       1995
                                                                     ------     ------
        Computers and peripheral equipment.........................  $5,052     $3,832
        Furniture and fixtures.....................................   1,523      1,164
        Leasehold improvements and other...........................     951        679
                                                                     ------     ------
                                                                      7,526      5,675
        Less accumulated depreciation and amortization.............  (4,463)    (3,345)
                                                                     ------     ------
                                                                     $3,063     $2,330
                                                                     ======     ======

     Intangible assets consist of the following (in thousands):

                                                                       DECEMBER 31,
                                                                     -----------------
                                                                      1996       1995
                                                                     ------     ------
        Assembled workforce........................................  $  831     $  790
        Trademarks and tradenames..................................     457        457
        Customer base..............................................     563        440
        Developed technology.......................................     770        353
        Other......................................................      68         --
                                                                     ------     ------
                                                                      2,689      2,040
        Less accumulated amortization..............................    (336)        --
                                                                     ------     ------
                                                                     $2,353     $2,040
                                                                     ======     ======

                            INTERACTIVE GROUP, INC.

NOTE 4. LONG-TERM OBLIGATIONS

     Long-term obligations consist of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
        8.75% note payable to Fourth Shift Corporation; principal
          and interest payable in twelve equal quarterly
          installments of $239,130 each, commencing on April 1,
          1996 through January 1, 1999...........................  $ 1,934     $ 2,500
        Revolving line of credit agreement with United Kingdom
          Bank (the "United Kingdom Agreement"); interest payable
          monthly at the bank's prime rate plus 2% (8% at
          December 31, 1996); expires May 31, 1997...............       --         533
        Revolving line of credit agreement; interest payable
          monthly (8.06% - 8.25% at December 31, 1996); expires
          June 30, 1997..........................................    1,200          --
        Non-interest bearing earnout payable to Fourth Shift
          Corporation; due January 31, 1999......................      415          --
        Other....................................................      158          --
                                                                   -------     -------
                                                                     3,707       3,033
        Less current portion of long-term obligations............   (2,013)     (1,099)
                                                                   -------     -------
                                                                   $ 1,694     $ 1,934
                                                                   =======     =======

     Maturities of long-term obligations after 1996 are as follows: 1997, $2,013; 1998, $1,045; 1999, $649.

     The note payable to Fourth Shift Corporation is secured by a security interest granted to Fourth Shift Corporation in all of the outstanding capital stock of JIT, the JIT Software and the receivables of the Company related to the JIT Software.

     The United Kingdom Agreement is limited to borrowings of 800,000 British pounds ($1.3 million at December 31, 1996) and is secured by the accounts receivable of Interactive (U.K.) Ltd. The United Kingdom Agreement contains restrictive covenants, including limitations on the payment of dividends. At December 31, 1996, the Company was in compliance with all such covenants.

     The Company has a revolving line of credit under an agreement (the "Interactive Agreement") with its bank which provides for borrowings of up to $3 million through June 30, 1997. Under the Interactive Agreement, the Company may elect to receive certain advances (the "Variable Rate Advances") in any amount, which bear interest at the bank's reference rate per annum (8.25% at December 31, 1996). Interest on the Variable Rate Advances is payable monthly. Principal is due upon maturity of the Interactive Agreement. The Company had $600,000 in variable rate advances outstanding under the Interactive Agreement at December 31, 1996 and none outstanding at December 31, 1995. In addition, the Company may elect to receive certain advances (the "Fixed Rate Advances") in the minimum amount of $100,000, to remain outstanding for a fixed period of time, generally 30 or 60 days, which bear interest at the Eurodollar rate plus 2% per annum (8.06% at December 31, 1996). Principal and interest on Fixed Rate Advances are due at the end of the fixed period; however, the outstanding balance may be renewed indefinitely through June 30, 1997. The Company had $600,000 in fixed rate advances outstanding under the Interactive Agreement at December 31, 1996 and none outstanding at December 31, 1995. In January 1997, the Company increased its bank line of credit for borrowings to $4 million.

     The Interactive Agreement also contains a clause providing for the issuance by the bank of standby letters of credit on behalf of the Company, not to exceed $3 million. No such letters of credit were outstanding at December 31, 1996.

                            INTERACTIVE GROUP, INC.

     Advances under the Interactive Agreement are secured by substantially all of the Company's assets. The agreement contains restrictive covenants including the maintenance of certain financial ratios, limitations on dividend payments, additional borrowings, loans and advances, and limitations on repurchase of the Company's stock, except repurchases made under the Stock Purchase Agreement referred to in Note 5. At December 31, 1996, the Company obtained a waiver from its bank for a covenant violation relating to the purchase of certain assets and was in compliance with all remaining covenants.

NOTE 5. STOCKHOLDERS' EQUITY

     In 1990, a stockholder of the Company was issued a warrant to purchase 141,361 shares of the Company's common stock at $.18 per share. The warrant was exercised in March 1995 by reducing the subordinated debenture payable to the stockholder.

     In January 1991, the Company entered into a stock and cash bonus arrangement (the "Arrangement") with an officer of the Company that provides for the issuance of common stock as a bonus for services rendered. On each January 1, 1992, 1993 and 1994, 28,200 shares of common stock were issued. In conjunction with these stock bonuses, the officer received cash bonuses sufficient to cover the income taxes payable as a result of such stock bonuses. The Company has recognized as compensation expense the total of the current fair value of the common stock at the date the bonuses were paid, as determined by an independent valuation, and the cash bonus amount. On January 1, 1995, the Company issued 112,800 shares of common stock and the related cash bonus under the Arrangement. No further cash or stock bonuses have been provided for under this Arrangement. On March 20, 1995, the Company removed the forfeiture provisions associated with the Arrangement, and compensation expense of $871,000 related to this bonus was recorded by the Company, consisting of the then current fair value of the common stock and the related cash bonus under the Arrangement.

     In June 1994, the Company entered into a stock purchase agreement with a stockholder under which the Company had the option to purchase 535,800 shares held by the stockholder for $.75 per share. On May 25, 1995, the Company exercised its option and repurchased the shares of common stock from the stockholder for $400,000.

     On May 23, 1995, the Company completed its initial public offering of common stock in which the Company sold 1,200,000 shares and a stockholder sold 100,000 shares. The Company received net proceeds of approximately $6.2 million from the offering. On June 30, 1995, the Company's underwriter exercised its over-allotment option for the purchase of 140,000 shares of common stock from certain of the Company's stockholders. The Company did not receive any portion of the proceeds from the sales of shares by any of the selling stockholders.

     In conjunction with this offering, a warrant was granted to the underwriter for the purchase of up to 130,000 shares of common stock at an exercise price of $7.80 per share. The warrant expires May 23, 2000.

NOTE 6. STOCK OPTION PLANS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options.

     In July 1993, the Company adopted an incentive stock option plan and granted options to key employees to purchase shares of the Company's common stock. Options to purchase 4,963 shares of the Company's common stock at $.44 per share were outstanding at December 31, 1996, of which all were exercisable.

                            INTERACTIVE GROUP, INC.

     The Company's 1995 Stock Option Plan (the "Plan") provides for the grant of stock options to employees, directors, affiliates, and consultants. As of December 31, 1996, the Company has authorized 500,000 options to be granted under the Plan. The Company granted options to purchase 30,000 and 243,000 shares in 1996 and 1995, respectively, to employees under the Plan which vest over a four year period. As of December 31, 1996, 297,500 shares were outstanding, of which 79,000 were exercisable at $6.06 per share.

     In 1995, the Company granted options to purchase 57,000 shares at $5.15 per share to other employees under the Plan which vest over a 31 month period. The options expire ten years from the date of grant, unless otherwise provided in the option agreements. As of December 31, 1996, 57,000 shares were outstanding, of which 19,000 were exercisable. For the years ended December 31, 1996 and 1995, the Company recorded $91,000 and $15,000, respectively, in compensation expense related to employee stock options granted at less than fair market value on the date of grant.

     In 1995, the Company granted options to purchase 60,000 shares at $3 per share to a certain employee outside of the Plan. As of December 31, 1996, all 60,000 shares were outstanding, of which 20,000 were exercisable. In 1996, the Company also granted to a consultant outside of the Plan options to purchase 35,000 shares at $4 per share, which were entirely outstanding and exercisable as of December 31, 1996. The Company recorded $70,000 of expense related to the estimated fair market value of the options on the date of grant.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 6%; dividend yields of 0%, volatility factors of the expected market price of the Company's common stock of .48 and .66; and a weighted-average life of the options of 6.75 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                                                     1996      1995
                                                                     ----     -------
        Pro forma net income (loss)................................  $849     $(1,182)
        Pro forma earnings (loss) per share........................  $.19     $  (.29)

                            INTERACTIVE GROUP, INC.

     The following table summarizes stock option activity for the three years ended December 31, 1996:

                                                                                     WEIGHTED
                                                NUMBER OF        EXERCISE             AVERAGE
                                                 SHARES       PRICE PER SHARE     PRICE PER SHARE
                                                ---------     ---------------     ---------------
        Outstanding at December 31, 1993 and
          1994................................     67,853       $      0.44            $0.44
          Granted.............................    360,000       $3.00-$6.06            $5.41
          Exercised...........................    (50,890)      $      0.44            $0.44
                                                  -------       -----------            -----
        Outstanding at December 31, 1995......    376,963       $0.44-$6.06            $5.18
          Granted.............................     65,000       $4.00-$5.12            $4.50
          Forfeited...........................    (32,500)      $ 485-$6.06            $5.88
          Exercised...........................    (12,000)      $      0.44            $0.44
                                                  -------       -----------            -----
          Outstanding at December 31, 1996....    397,463       $0.44-$6.06            $5.15
                                                  =======       ===========            =====

     The weighted average remaining contractual life of the options outstanding as of December 31, 1996 was 8.1 years.

NOTE 7. INCOME TAXES

     Components of the Company's provision (benefit) for income taxes are as follows (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                            --------------------------
                                                            1996       1995       1994
                                                            -----     -------     ----
        Current:
          Federal.........................................  $ 138     $   131     $523
          Foreign.........................................    561         398      322
          State...........................................     17          --       82
                                                            -----     -------     ----
                  Total current...........................    716         529      927
        Deferred:
          Federal.........................................    (66)     (1,253)      67
          Foreign.........................................     --          --       --
          State...........................................   (102)       (124)     (22)
                                                            -----     -------     ----
                  Total deferred..........................   (168)     (1,377)      45
                                                            -----     -------     ----
                                                            $ 548     $  (848)    $972
                                                            =====     =======     ====

                            INTERACTIVE GROUP, INC.

     The following is a reconciliation of the actual tax provision (benefit) to the expected tax provision (benefit) computed by applying the statutory federal income tax rate to income before income taxes (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                             1996      1995      1994
                                                             -----     -----     -----
        Income tax provision (benefit) at statutory rate...  $ 632     $(675)    $ 973
        State income tax provision (benefit), net of
          federal tax benefit..............................     55       (81)       74
        Effect of foreign rates............................     16       (38)       32
        Utilization of research tax credits and net
          operating loss carryforwards.....................   (228)       --      (102)
        Permanent differences and other....................     73       (54)       61
        Change in deferred tax asset valuation allowance...     --        --       (66)
                                                             -----     -----      ----
        Total provision (benefit) for income taxes.........  $ 548     $(848)    $ 972
                                                             =====     =====      ====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income taxes are as follows (in thousands):

                                                                 DECEMBER 31, 1995
                                                             --------------------------
                                                              1996       1995      1994
                                                             ------     ------     ----
        Deferred tax assets:
          Purchased research and development...............  $1,183     $1,267     $ --
          Research tax credits.............................     211        158       75
          Net operating loss carryforwards.................      --        112       29
          Accrued liabilities and other....................     439        128       95
                                                             ------     ------     ----
        Total deferred tax assets..........................   1,833      1,665      199
        Deferred tax liabilities:
          Depreciation.....................................     (49)       (94)     (44)
          Other............................................    (110)       (65)     (26)
                                                             ------     ------     ----
        Total deferred tax liabilities.....................    (159)      (159)     (70)
                                                             ------     ------     ----
        Net deferred tax assets............................  $1,674     $1,506     $129
                                                             ======     ======     ====

     The earnings of the foreign subsidiary are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal income taxes has been provided. As of December 31, 1996, the Company has federal and state research and development credit carryforwards of approximately $274,000 and $80,000, respectively. The federal and state research credit carryforwards will begin expiring in 2002 unless previously utilized.

NOTE 8. BENEFIT PLANS

     Interactive maintains profit sharing and deferred savings plans for its employees, which allow participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Under both plans, the Company's contributions are discretionary, and employees vest immediately in their contributions. The UK Subsidiary also maintains a defined contribution pension plan for its employees. Expenses for the plans aggregated approximately $571,000, $314,000, and $220,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

     The Company's Employee Stock Purchase Plan permits company employees to purchase stock at a price equal to 85% of the lower of the fair market value of the stock at the beginning or end of a six-month plan

                            INTERACTIVE GROUP, INC.

period. As of December 31, 1996, 92,623 shares have been sold under this plan with a maximum of 100,000 shares available for sale.

NOTE 9. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     The Company is obligated under various noncancellable operating leases for equipment, vehicles and office space through 2002. The Company's headquarters facilities lease in the United Kingdom contains a clause under which the Company may cancel the lease in 1997 with a maximum penalty of six month's rental payments. Accordingly, minimum lease commitments reflect only the noncancellable portion of the total portion of the total payments due under this lease. Certain of the leases provide that the Company pay all or a portion of taxes, maintenance, insurance and other operating expenses, and certain of the rents are subject to adjustment for changes as determined by certain consumer price indices and exchange rates. The Company has also entered into various capital leases for property and equipment. Capitalized costs related to these leases of $539,000 and $557,000 are included in property and equipment at December 31, 1996 and 1995, respectively. Accumulated amortization of these leased assets was $324,000 and $160,000 at December 31, 1996 and 1995, respectively. Aggregate rent expense was approximately $2,117,000, $1,732,000, and $1,705,000 in 1996,
1995 and 1994, respectively.

     Minimum lease commitments for noncancellable operating and capital leases as of December 31, 1996 are as follows (in thousands):

                               YEARS ENDING                         OPERATING     CAPITAL
                               DECEMBER 31,                          LEASES       LEASES
        ----------------------------------------------------------  ---------     -------
             1997.................................................   $ 1,833       $ 204
             1998.................................................       941         128
             1999.................................................       548          57
             2000.................................................       334          --
             2001.................................................       328          --
             Thereafter...........................................       107          --
                                                                      ------       -----
                                                                     $ 4,091         389
                                                                      ======
             Less amount representing interest....................                   (47)
                                                                                   -----
             Present value of future minimum capital lease
               payments...........................................                   342
             Less current portion.................................                  (172)
                                                                                   -----
             Long-term portion....................................                 $ 170
                                                                                   =====

CONTINGENCIES

     The Company is subject to legal proceedings and claims that arise in the normal course of business. While the outcome of the proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

                            INTERACTIVE GROUP, INC.

NOTE 10. GEOGRAPHIC DATA

     The Company's operations consist of one business segment: the development, marketing, implementation and support of integrated business information systems for the discrete manufacturing industry. The Company has operations in North America and Europe. The operations and identifiable assets of the Company by geographic area are as follows (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1996        1995        1994
                                                        -------     -------     -------
        Revenues from unaffiliated customers:
          North America................................ $38,177     $20,404     $17,969
          Europe.......................................  18,014      12,589      10,656
                                                        -------     -------     -------
                                                        $56,191     $32,993     $28,625
                                                        =======     =======     =======
        Income before income taxes:
          North America................................ $   238     $(3,159)    $ 1,933
          Europe.......................................   1,571       1,173         848
                                                        -------     -------     -------
                                                        $ 1,809     $(1,986)    $ 2,781
                                                        =======     =======     =======
        Identifiable assets:
          North America................................ $20,906     $18,126     $ 6,560
          Europe.......................................   8,070       6,637       5,075
                                                        -------     -------     -------
                                                        $28,976     $24,763     $11,635
                                                        =======     =======     =======

NOTE 11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     In thousands, except per share data.

                                                        YEAR ENDED DECEMBER 31, 1996
                                           -------------------------------------------------------
                                            FIRST      SECOND       THIRD      FOURTH       TOTAL
                                           -------     -------     -------     -------     -------
Revenues.................................. $13,831     $13,761     $12,869     $15,730     $56,191
Gross margin..............................   6,795       6,862       6,084       8,120      27,861
Net income (loss).........................     442         453        (325)        691       1,261
Net income (loss) per share............... $   .10     $   .10     $  (.07)    $   .15     $   .28

                                                        YEAR ENDED DECEMBER 31, 1995
                                           -------------------------------------------------------
                                            FIRST      SECOND       THIRD      FOURTH       TOTAL
                                           -------     -------     -------     -------     -------
Revenues.................................. $ 7,529     $ 7,794     $ 7,410     $10,260     $32,993
Gross margin..............................   3,862       4,076       3,992       5,832      17,762
Net income (loss).........................    (342)(b)     372         204      (1,372)(c)  (1,138)
Net income (loss) per share(a)............ $  (.09)    $   .09     $   .05     $  (.31)    $  (.28)

---------------

(a) The sum of quarterly net income per share does not equal the annual amount due to changes in the average common and common share equivalents outstanding.

(b) Includes a non-recurring, after-tax compensation expense of $560,000 associated with the final stock grant and cash bonus pursuant to a compensation arrangement with an officer of the Company.

(c) Includes one-time charges in the aggregate, after-tax amount of $2,091,000 in connection with the JIT acquisition.

                            INTERACTIVE GROUP, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                                    JUNE 30,
                                                                                      1997
                                                                                   -----------
                                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents......................................................    $ 3,697
  Accounts receivable, net.......................................................     17,110
  Deferred income taxes..........................................................        540
  Prepaid expenses and other current assets......................................      1,529
                                                                                     -------
          Total current assets...................................................     22,876
Property and equipment, net......................................................      3,133
Intangible assets, net...........................................................      2,286
Deferred income taxes............................................................      1,152
Deposits and other assets........................................................        768
                                                                                     -------
          Total assets...........................................................    $30,215
                                                                                     =======

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...............................................................    $ 5,361
  Accrued salaries and commissions...............................................      2,341
  Value added taxes payable......................................................        321
  Other accrued expenses.........................................................      2,528
  Current portion of obligations under capital leases............................        221
  Short-term borrowings and current portion of long-term obligations.............      3,949
  Customer deposits..............................................................        354
  Deferred revenue...............................................................      2,071
                                                                                     -------
          Total current liabilities..............................................     17,146
Obligations under capital leases, less current portion...........................        329
Long-term obligations, less current portion......................................      1,630
Stockholders' equity:
  Preferred stock, $.001 par value:
     Authorized shares -- 5,000,000
     None issued and outstanding.................................................         --
  Common stock, $.001 par value:
     Authorized shares -- 30,000,000
     Issued and outstanding shares -- 4,593,745..................................          5
  Additional capital.............................................................      7,506
  Retained earnings..............................................................      3,494
  Cumulative foreign currency translation adjustments............................        105
                                                                                     -------
          Total stockholders' equity.............................................     11,110
                                                                                     -------
          Total liabilities and stockholders' equity.............................    $30,215
                                                                                     =======

     See accompanying notes to condensed consolidated financial statements.

                            INTERACTIVE GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                                           JUNE 30,                JUNE 30,
                                                      -------------------     -------------------
                                                       1997        1996        1997        1996
                                                      -------     -------     -------     -------
Revenues............................................  $15,252     $13,761     $28,442     $27,592
Cost of revenues....................................    7,109       6,899      13,553      13,935
                                                      -------     -------     -------     -------
  Gross margin......................................    8,143       6,862      14,889      13,657
Operating expenses:
  Research and development..........................      891       1,117       1,712       2,053
  Selling, general and administrative...............    6,437       4,951      12,404      10,027
                                                      -------     -------     -------     -------
          Total.....................................    7,328       6,068      14,116      12,080
Income from operations..............................      815         794         773       1,577
Other income (expense), net.........................      (78)        (39)       (143)        (72)
                                                      -------     -------     -------     -------
Income before income taxes..........................      737         755         630       1,505
Provision for income taxes..........................      300         302         263         610
                                                      -------     -------     -------     -------
Net income..........................................  $   437     $   453     $   367     $   895
                                                      =======     =======     =======     =======
Net income per common and common share equivalents
  outstanding.......................................  $  0.10     $  0.10     $  0.08     $  0.20
                                                      =======     =======     =======     =======
Weighted average number of common and common share
  equivalents outstanding...........................    4,579       4,427       4,554       4,430
                                                      =======     =======     =======     =======

     See accompanying notes to condensed consolidated financial statements.

                            INTERACTIVE GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                               SIX MONTHS
                                                                                  ENDED
                                                                                JUNE 30,
                                                                           -------------------
                                                                            1997        1996
                                                                           -------     -------
OPERATING ACTIVITIES:
  Net income.............................................................  $   367     $   895
  Adjustments to reconcile net income to cash (used in) provided by operating activities:
     Depreciation and amortization.......................................      847         649
     Compensation relating to the granting of options and stock bonus....       46          43
     Changes in operating assets and liabilities.........................   (2,885)       (786)
                                                                           -------     -------
          Net cash (used in) provided by operating activities............   (1,625)        801
INVESTING ACTIVITIES:
  Purchase of property and equipment.....................................     (390)       (958)
  Acquisition of business................................................       --        (264)
                                                                           -------     -------
          Net cash used in investing activities..........................     (390)     (1,222)
FINANCING ACTIVITIES:
  Proceeds from short-term borrowings....................................    1,800          --
  Principal payments on short-term borrowings............................       --        (340)
  Principal payments on long-term obligations............................     (567)       (184)
  Proceeds from long-term borrowings.....................................      500         164
  Proceeds from issuance of common stock.................................      442         279
  Principal payments on capital leases...................................     (113)       (213)
                                                                           -------     -------
          Net cash provided by (used in) financing activities............    2,062        (294)
                                                                           -------     -------
Effect of exchange rate..................................................      (32)       (177)
Net increase (decrease) in cash and cash equivalents.....................       15        (892)
Cash and cash equivalents at beginning of period.........................    3,682       4,467
                                                                           -------     -------
Cash and cash equivalents at end of period...............................  $ 3,697     $ 3,575
                                                                           =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period:
  Interest...............................................................  $   180     $   138
                                                                           =======     =======
  Income taxes...........................................................  $     8     $    43
                                                                           =======     =======
Non-cash transactions:
  Long-term obligation associated with business acquisitions.............  $   139     $   193
                                                                           =======     =======
  Property and equipment acquired under capital lease obligations........  $   321     $    --
                                                                           =======     =======

     See accompanying notes to condensed consolidated financial statements.

                            INTERACTIVE GROUP, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 1. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of Interactive Group, Inc. (hereinafter referred to as the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the financial position and operating results for the interim periods presented have been included. Operating results for the three and six month periods ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1996 included in the Company's Annual Report on Form 10-K. All intercompany accounts and transactions have been eliminated in consolidation.

 2. CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

 3. EARNINGS PER SHARE

     Earnings per common share is computed using the weighted average number of shares of common stock and the dilutive effect, if any, of common stock equivalents outstanding during all periods presented.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"), effective for both interim and annual periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of SFAS 128 on the calculations of primary earnings per share and fully diluted earnings per share for the three and six months ended June 30, 1997 and 1996 is not material.

4. SUBSEQUENT EVENTS

     On July 31, 1997, the Company entered into a definitive agreement (the "Merger Agreement") with DataWorks Corporation ("DataWorks"), a supplier of software solutions for discrete and repetitive manufacturers in the mid-range market, pursuant to which the Company will become a wholly-owned subsidiary of DataWorks in a stock-for-stock merger (the "Merger") intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and accounted for as a pooling-of-interests for financial reporting purposes. Under the terms of the Merger Agreement, stockholders of the Company will receive 0.8054 shares of DataWorks common stock for each share of Company common stock they own at the time the Merger is consummated. In addition, options and warrants to acquire Company common stock will be converted as a result of the Merger into equivalent options and warrants for DataWorks common stock, based upon the exchange ratio. In connection with the execution of the Merger Agreement, the Company granted DataWorks an option to purchase up to 344,531 shares of Company common stock (approximately 7.5% of the number of shares currently outstanding), exercisable upon the occurrence of certain events involving a termination of the Merger Agreement. The Merger is expected to be completed this fall, subject to approval of the Merger Agreement and the Merger by the stockholders of the Company and the shareholders of DataWorks as well as the satisfaction or waiver of customary closing conditions. In connection with the execution of the Merger Agreement, certain stockholders of the Company owning approximately 39% of the outstanding shares of Company common stock (Robert C. Vernon, Mark Hellinger and Randolph S. Naylor) and certain shareholders of DataWorks owning approximately 20% of the outstanding shares of

DataWorks common stock have entered into forms of Voting Agreements pursuant to which they have agreed to vote their shares in favor of approval of the Merger Agreement and the Merger. The Company has filed a Current Report on Form 8-K (date of Report: July 31, 1997) with respect to the transactions involving the Company and DataWorks, and the foregoing description of such transactions and the various agreements entered into in connection therewith is qualified in its entirety by reference to the documents filed as exhibits to such Form 8-K.

     On July 25, 1997, the Company acquired substantially all of the outstanding shares of Genie Productique/Gestion de Production ("GP2"), a small provider of ERP software solutions to the manufacturing mid-market in France, in exchange for approximately $400,000 plus an additional $160,000 of contingent consideration payable over three years based on a percentage of future revenues generated primarily from GP2's installed base of customers. The transaction will be accounted for as a purchase, and the results of operations of GP2 will be included with the results of the Company's operations subsequent to the date of acquisition.

                                                                      APPENDIX A

                               AGREEMENT AND PLAN
                          OF MERGER AND REORGANIZATION

     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of July 31, 1997, by and among: DATAWORKS CORPORATION, a California corporation ("Parent"); DATAWORKS ACQUISITION SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and INTERACTIVE GROUP, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

                                    RECITALS

     A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

     B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For accounting purposes, it is intended that the Merger be treated as a "pooling of interests."

     C. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.

                                   AGREEMENT

     The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. Description of Transaction

     1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

     1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

     1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, California, at a time and on a date which shall be promptly following the satisfaction or waiver of the conditions set forth in Sections 6 and 7 (the "Closing Date"). Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger conforming to the requirements of the DGCL (the "Certificate of Merger") shall be filed with the Secretary of State of the State of Delaware. The Merger shall take effect at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the "Effective Time").

     1.4  Certificate of Incorporation and Bylaws; Directors and
Officers. Unless otherwise determined by Parent prior to the Effective Time:

          (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated immediately after the Effective Time to conform to Exhibit B;

          (b) the Bylaws of the Surviving Corporation shall be amended and restated immediately after the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

          (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

     1.5  Conversion of Shares.

          (a) Subject to Section 1.5(d), at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

             (i) any shares of Company Common Stock then held by the Company or any subsidiary of the Company (or held in the Company's treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

             (ii) any shares of Company Common Stock then held by Parent, Merger Sub or any other subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

             (iii) except as provided in clauses "(i)" and "(ii)" above and subject to Section 1.5(b), each share of Company Common Stock then outstanding shall be converted into the right to receive 0.8054 of a share of Parent Common Stock; and

             (iv) each share of the common stock, par value $0.001 per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

          (b) The fraction of a share of Parent Common Stock into which each outstanding share of Company Common Stock is to be converted pursuant to
     Section 1.5(a)(iii) (as such fraction may be adjusted in accordance with this Section 1.5(b)) is referred to as the "Exchange Ratio." If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock, cash or property dividend or distribution, reverse stock split, reclassification, recapitalization or other similar transaction, or if there shall be any record date with respect thereto, then the Exchange Ratio shall be appropriately adjusted.

        (c) [Reserved.]

          (d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates for any such fractional shares shall be issued. In lieu of such fractional shares, any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing sales price of a share of Parent Common Stock on the Nasdaq National Market on the date the Merger becomes effective.

     1.6 Closing of the Company's Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of Company Common Stock (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

     1.7  Exchange of Company Stock Certificates.

     (a) Prior to the Closing Date, Parent shall select a reputable bank or trust company (reasonably satisfactory to the Company) to act as exchange agent in the Merger (the "Exchange Agent"). Promptly after the Effective Time, Parent shall deposit with the Exchange Agent (i) certificates representing the shares of Parent Common Stock issuable pursuant to this Section 1 and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with
Section 1.5(d). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

     (b) As soon as practicable after the Effective Time, the Exchange Agent will mail to the registered holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Subject to Section 1.5(d), upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive immediately in exchange therefor a certificate representing the number of shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a)(iii), and (2) the Company Stock Certificate so surrendered shall be marked "canceled." Until surrendered as contemplated by this Section 1.7, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section
1.6. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

     (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled to receive all such dividends and distributions, without interest).

     (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 270 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

     (e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

     (f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

     1.9 Accounting Consequences. For accounting purposes, the Merger is intended to be treated as a "pooling of interests."

     1.10 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Section 2. Representations and Warranties of the Company

     The Company represents and warrants to Parent and Merger Sub that, except as set forth in the Company SEC Documents (as defined in Section 2.2(a)) or in the disclosure schedule delivered by the Company to Parent on the date of this Agreement and signed by the President of the Company (the "Company Disclosure Schedule"):

     2.1 Organization, Standing and Power. The Company and each of its direct and indirect majority-owned subsidiaries which are listed on Exhibit 21 of the Company's most recent Annual Report on Form 10-K comprising a Company SEC Document (defined below) (collectively, the "Acquired Corporations"), are corporations duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. Each of the Acquired Corporations has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby. Except as described in the Company Disclosure Schedule, the Company has no equity interest in any Entity except the other Acquired Corporations.

     2.2 SEC Filings; Financial Statements.

     (a) The Company has made available to Parent accurate and complete copies (excluding copies of exhibits) of each report, registration statement and definitive proxy statement filed by the Company with the SEC between the date of the final amendment to the Company's Registration Statement in respect of the Company's initial public offering (which became effective on or about May 23, 1995) and the date of this Agreement (including without limitation all exhibits and schedules thereto, collectively, the "Company SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and
(ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) The consolidated financial statements contained in the Company SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments); and (iii) fairly present the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations of the Company and its subsidiaries for the periods covered thereby.

     2.3 Disclosure. None of the information to be supplied by or on behalf of the Company for inclusion in the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the

Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of the Company for inclusion in the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the stockholders of the Company or to the shareholders of Parent, or at the time of the Company Stockholders' Meeting or the Parent Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

     2.4 Absence of Certain Changes or Events. Since March 31, 1997: (i) there has not been any event that has had or is reasonably likely to have a Material Adverse Effect on the Acquired Corporations; and (ii) the Company has not declared, accrued, set aside or paid any dividend or distribution.

     2.5 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to perform its obligations under this Agreement. The board of directors of the Company (at a meeting duly called and held) has unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders; has unanimously approved the execution, delivery and performance of this Agreement by the Company and has unanimously approved the Merger and the transactions contemplated hereby; and has unanimously recommended the adoption and approval of this Agreement and the approval of the Merger by the holders of Company Common Stock and directed that such matters be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting (as defined in Section 5.2). The execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary action on the part of the board of directors of the Company. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     2.6 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Merger will (a) conflict with or result in any breach of any provision of the Certificate of Incorporation or bylaws of the Company, or (b) result in a default by the Company under any Contract to which the Company is a party, except for any default which has not had and will not have a Material Adverse Effect on the Acquired Corporations, or (c) result in a violation by the Company of any order, writ, injunction, judgment or decree to which the Company is subject, except for any violation which has not had and will not have a Material Adverse Effect on the Acquired Corporations. Except as may be required by the Securities Act, the Exchange Act, state securities or "blue sky" laws, the DGCL, the HSR Act and the NASD Bylaws, the Company is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of this Agreement, or the consummation of the Merger, except for any Consent the absence of which has not had and will not have a Material Adverse Effect on the Acquired Corporations.

     2.7 Accounting Matters. To the actual knowledge of the Company's executive officers, neither the Company nor any of its affiliates (as such term is used in Rule 145 under the Securities Act) has taken or agreed to, or plans to, take any action that could prevent Parent from accounting for the Merger as a "pooling of interests."

     2.8 Vote Required. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders' Meeting in favor of (i) the adoption and approval of this Agreement, and (ii) the approval of the Merger and the other transactions contemplated by this Agreement (the "Required Company Stockholder Vote"), is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

     2.9 Capitalization, Etc.

     (a) The authorized capital stock of the Company consists of: (i) 30,000,000 shares of Company Common Stock, of which 4,596,120 shares have been issued and are outstanding as of the date of this

Agreement; and (ii) 5,000,000 shares of Preferred Stock, $0.001 par value per share, of which no shares are outstanding as of the date of this Agreement. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are no shares of Company Common Stock held in treasury by the Company or held by any subsidiary of the Company. Except as set forth in the Company Disclosure Schedule: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. The Company is under no obligation to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock.

     (b) As of the date of this Agreement: (i) there are options to purchase 128,000 shares of Company Common Stock outstanding under the Company's 1997 Stock Option Plan; (ii) there are options to purchase 347,021 shares of Company Common Stock outstanding under the Company's 1995 Stock Option Plan; (iii) there are options to purchase no shares of Company Common Stock outstanding under the Company's 1993 Stock Option Plan; (iv) there are options to purchase 60,000 shares of Company Common Stock outstanding outside all such plans (stock options granted by the Company pursuant to the 1997 Stock Option Plan, the 1995 Stock Option Plan, the 1993 Stock Option Plan and outside all such plans are referred to in this Agreement as "Company Options"); (v) there are warrants to purchase 130,000 shares of Company Common Stock outstanding (each, a "Company Warrant"); and (vi) 47,434 shares of Company Common Stock are reserved for future issuance under the Company's 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan"). The Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this
Agreement: (i) the particular plan, if any, pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule(s), and the extent to which such Company Option is vested as of the date of this Agreement; and (vii) the date on which such Company Option expires. The Company Disclosure Schedule also sets forth the relevant corresponding information with respect to each Company Warrant. The Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company has ever granted stock options, and the forms of all stock option agreements evidencing such options, and accurate and complete copies of all Company Warrants.

     (c) Except as set forth in the Company Disclosure Schedule or as permitted pursuant to Section 4.3(b), there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to the best of the knowledge of the Company's executive officers, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company.

     (d) All outstanding shares of Company Common Stock, all outstanding Company Options and Company Warrants, and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with
(i) all applicable securities laws and other applicable Legal Requirements, and
(ii) all requirements set forth in applicable Contracts.

     (e) All of the outstanding shares of capital stock of each of the Acquired Corporations other than the Company are validly issued, fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

     2.10 Fairness Opinion. The Company's board of directors has received the written opinion of UBS Securities LLC ("UBS"), financial advisor to the Company, dated on or about the date of this Agreement, to the effect that the Exchange Ratio is fair to the stockholders of the Company from a financial point of view.

     2.11 Approval of Voting Agreements and Option Agreement. Prior to the execution of those certain Voting Agreements between Parent and certain stockholders of the Company, and that certain Option Agreement of even date herewith between Parent and Company, the Board of Directors of the Company shall have approved: (a) said Voting Agreements and the transactions contemplated thereby; and (b) said Option Agreement and the transactions contemplated thereby.

     2.12 No Existing Discussions. None of the Acquired Corporations, and no Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

     2.13 Financial Advisor. Except for UBS, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. A copy of the only two written agreements in effect relating to the Company's obligations to UBS have been made available to Parent and there are no other obligations of the Company to UBS not contemplated by such agreements.

SECTION 3. Representations and Warranties of Parent and Merger Sub.

     Parent and Merger Sub represent and warrant to the Company that, except as set forth in the Parent SEC Documents (as defined in Section 3.2(a)) or in the disclosure schedule delivered to the Company on the date of this Agreement and signed by the President of Parent (the "Parent Disclosure Schedule"):

     3.1 Organization, Standing and Power. Parent, Merger Sub and each of Parent's other direct and indirect majority-owned subsidiaries which are listed on Exhibit 21 of Parent's most recent Annual Report on Form 10-K comprising a Parent SEC Document (collectively, the "Acquiring Corporations"), are corporations duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. Each of the Acquiring Corporations has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby. Except as described in the Parent Disclosure Schedule, Parent has no equity interest in any Entity except the other Acquiring Corporations.

     3.2  SEC Filings; Financial Statements.

     (a) Parent has made available to the Company accurate and complete copies (excluding copies of exhibits) of each report, registration statement and definitive proxy statement filed by Parent with the SEC between the date of the final amendment to the Company's Registration Statement in respect of the Company's initial public offering (which became effective on or about October 27, 1995), and the date of this Agreement (including without limitation all exhibits and schedules thereto, collectively, the "Parent SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) The consolidated financial statements contained in the Parent SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments); and (iii) fairly present the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations of Parent and its subsidiaries for the periods covered thereby.

     3.3 Disclosure. None of the information to be supplied by or on behalf of Parent for inclusion in the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent for inclusion in the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the stockholders of the Company or to the shareholders of Parent, or at the time of the Company Stockholders' Meeting or the Parent Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The S-4 Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder; except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company (as supplemented or revised) for inclusion or incorporation by reference in the Joint Proxy Statement.

     3.4 Absence of Certain Changes or Events. Since March 31, 1997: (i) there has not been any event that has had or is reasonably likely to have a Material Adverse Effect on the Acquiring Corporations; and (ii) Parent has not declared, accrued, set aside or paid any dividend or distribution.

     3.5 Authority; Binding Nature of Agreement. Parent and Merger Sub have the corporate right, power and authority to perform their obligations under this Agreement. The board of directors of Parent (at a meeting duly called and held) has unanimously determined that the Merger is advisable and fair and in the best interests of Parent and its shareholders; has unanimously approved the execution, delivery and performance of this Agreement by Parent and has unanimously approved the Merger and the transactions contemplated hereby (as the board of directors of Parent and on behalf of Parent as the sole stockholder of Merger Sub); and has unanimously recommended the approval of the principal terms of the Merger by the holders of Parent Common Stock and directed that the such matters be submitted for consideration by the Parent's shareholders at the Parent Shareholders' Meeting (as defined in Section 5.3). The execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of the respective boards of directors of Parent and Merger Sub. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     3.6 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the Merger will (a) conflict with or result in any breach of any provision of the Articles or Certificate of Incorporation or the bylaws of Parent or Merger Sub, or (b) result in a default by Parent or Merger Sub under any Contract to which Parent or Merger Sub is a party, except for any default which has not had and will not have a Material Adverse Effect on the Acquiring Corporations, or (c) result in a violation by Parent or Merger Sub of any order, writ, injunction, judgment or decree to which Parent or Merger Sub is subject, except for any violation which has not had and will not have a Material Adverse Effect on the Acquiring Corporations. Except as may be required by the Securities Act, the Exchange Act, state securities or "blue sky" laws, the California General Corporation Law, the HSR Act and the NASD Bylaws, neither Parent nor Merger Sub is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution and delivery of this Agreement, or the consummation of the Merger, except for any Consent the absence of which has not had and will not have a Material Adverse Effect on the Acquiring Corporations.

     3.7 Accounting Matters. To the actual knowledge of Parent's executive officers, neither Parent nor any of its affiliates (as such term is used in Rule 145 under the Securities Act) has taken or agreed to, or plans to, take any action that could prevent Parent from accounting for the Merger as a "pooling of interests."

     3.8 Vote Required. The affirmative vote of the holders of a majority of the shares of Parent Common Stock outstanding on the record date for the Parent Shareholders' Meeting in favor of the approval of the principal terms of the Merger (the "Required Parent Shareholder Vote") is the only vote of the holders of any class or series of Parent's capital stock necessary to adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

     3.9  Capitalization, Etc.

     (a) The authorized capital stock of Parent consists of: (i) 25,000,000 shares of Parent Common Stock, of which 10,118,908 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 5,000,000 shares of Preferred Stock, no par value per share, of which no shares are outstanding as of the date of this Agreement. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are no shares of Parent Common Stock held in treasury by Parent or held by any subsidiary of Parent. Except as set forth in the Parent Disclosure Schedule: (i) none of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of the Parent; and (iii) there is no Acquiring Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is under no obligation to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock.

     (b) As of the date of this Agreement: (i) there are options to purchase 1,136,385 shares of Parent Common Stock outstanding under Parent's Equity Incentive Plan; (ii) there are options to purchase 96,666 shares of Parent Common Stock outstanding under Parent's Non-Employee Directors' Stock Option Plan; and (iii) 170,555 shares of Parent Common Stock are reserved for future issuance under Parent's Employee Stock Purchase Plan. Parent has made available to the Company accurate and complete copies of all stock option plans pursuant to which Parent has ever granted stock options, and the forms of all stock option agreements evidencing such options. Parent also has outstanding warrants to purchase 22,222 shares of Parent Common Stock, and Parent has made available to the Company accurate and complete copies of all warrant agreements relating thereto.

     (c) Except as set forth in the Parent Disclosure Schedule or as permitted pursuant to Section 4.4(b) there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent;
(iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to the best of the knowledge of Parent's executive officers, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent.

     (d) All outstanding shares of Parent Common Stock, all outstanding options to purchase Parent Common Stock, and all outstanding shares of capital stock of Merger Sub have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

     (e) All of the outstanding shares of capital stock of each Acquiring Corporation other than Parent are validly issued, fully paid and nonassessable and are owned beneficially and of record by Parent, free and clear of any Encumbrances.

     3.10 Fairness Opinion. Parent's board of directors has received the written opinion of Lehman Brothers Inc., financial advisor to Parent, dated the date of this Agreement, to the effect that the Exchange Ratio is fair to Parent from a financial point of view.

     3.11 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable and shall have been approved for quotation (subject to notice of issuance) on the Nasdaq National Market.

SECTION 4. Certain Covenants of the Parties.

     4.1 Parent Access and Investigation. During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent's Representatives with reasonable access to the Acquired Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request.

     4.2 Company Access and Investigation. During the Pre-Closing Period, Parent shall, and shall cause the respective Representatives of its subsidiaries to: (a) provide the Company and the Company's Representatives with reasonable access to the Parent's and such subsidiaries' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent and its subsidiaries; and (b) provide the Company and the Company's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Parent and its subsidiaries, and with such additional financial, operating and other data and information regarding Parent and its subsidiaries, as the Company may reasonably request.

     4.3  Operation of the Company's Business.

     (a) During the Pre-Closing Period the Company shall: (i) ensure that each of the Acquired Corporations conducts its business and operations (A) in the ordinary course and in accordance with past practices and (B) in compliance with all applicable Legal Requirements and the requirements of all applicable material Contracts; (ii) use all reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations; (iii) use all reasonable efforts to keep in full force all of its existing insurance policies; and (iv) provide all material notices, assurances and support required by any material Contract to which an Acquired Corporation is a party.

     (b) Without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed, during the Pre-Closing Period the Company shall not, and shall not permit any of the other Acquired Corporations to:

          (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

          (ii) sell, issue, grant or authorize the issuance or grant of (i) any capital stock or other security, (ii) any option, call, warrant or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may (x) issue Company Common Stock upon the valid exercise of Company Options or Company Warrants, (y) grant Company Options to new employees consistent with past practice, and (z) issue shares of Company Common Stock pursuant to the 1995 Purchase Plan);

          (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company's stock option plans or stock purchase plan, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

          (iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (v) form any subsidiary or acquire any equity interest or other interest in any other Entity;

          (vi) acquire, lease or license any material right or other material asset from any other Person or sell or otherwise dispose of, or lease or license, any material right or other material asset to any other Person (except in each case for assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

          (vii) lend money to any Person, or incur or guarantee any indebtedness (except that the Company may make routine borrowings and/or advance funds to employees and officers in the ordinary course of business and in accordance with past practices under its current financing facilities);

          (viii) establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (except for routine increases for non-officers consistent with past practices);

          (ix) change any of its methods of accounting or accounting practices in any respect;

          (x) make any Tax election;

          (xi) commence or settle any Legal Proceeding;

          (xii) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices; or

          (xiii) agree or commit to take any of the actions described in clauses "(i)" through "(xii)" of this Section 4.3(b).

     (c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. No notification given to Parent pursuant to this Section 4.3(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

     4.4  Operation of Parent's Business; Merger Sub.

     (a) During the Pre-Closing Period Parent shall: (i) ensure that each of the Acquiring Corporations conducts its business and operations (A) in the ordinary course and in accordance with past practices and (B) in compliance with all applicable Legal Requirements and the requirements of all applicable material Contracts; (ii) use all reasonable efforts to ensure that each of the Acquiring Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with such entity; (iii) use all reasonable efforts to keep in full force all of its existing insurance policies; and (iv) provide all material notices, assurances and support required by any material Contract to which any Acquiring Corporation is a party.

     (b) Without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed, during the Pre-Closing Period Parent shall not, and shall not permit any of the Acquiring Corporations to:

          (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

          (ii) sell, issue, grant or authorize the issuance or grant of (i) any capital stock or other security, (ii) any option, call, warrant or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that Parent may (x) issue Parent Common Stock upon the valid exercise of outstanding options or warrants, (y) grant options and/or warrants to employees and consultants consistent with past practice, and
     (z) issue shares of Parent Common Stock pursuant to its existing option and stock plans);

          (iii) amend or permit the adoption of any amendment to its Articles of Incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (iv) form any subsidiary or acquire any equity interest or other interest in any other Entity;

          (v) acquire, lease or license any material right or other material asset from any other Person or sell or otherwise dispose of, or lease or license, any material right or other material asset to any other Person (except in each case for assets acquired, leased, licensed or disposed of by Parent in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

          (vi) lend money to any Person, or incur or guarantee any indebtedness (except that Parent may make routine borrowings and/or advance funds to employees and officers in the ordinary course of business and in accordance with past practices under its current financing facilities);

          (vii) change any of its methods of accounting or accounting practices in any respect;

          (viii) make any Tax election;

          (ix) commence or settle any Legal Proceeding;

          (x) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices; or

          (xi) agree or commit to take any of the actions described in clauses "(i)" through "(x)" of this Section 4.4(b).

     (c) During the Pre-Closing Period, Parent shall promptly notify the Company in writing of: (i) the discovery by Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Parent in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Parent; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Acquiring Corporations. No notification given to the Company pursuant to this Section 4.4(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

     (d) During the period from the date of this Agreement to the Effective Time, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement. Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth herein.

     4.5  No Solicitation.

     (a) The Company shall not directly or indirectly, and shall not authorize or permit any subsidiary of the Company or any Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal or take any action (excluding any press releases issued in connection with the announcement of the Merger or action in compliance with the Company's required disclosure obligations under the Exchange Act) that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal, or (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; provided, however, that the foregoing clauses (ii) and (iii) of this Section 4.5(a) shall not apply following the Company's receipt of a Superior Offer submitted by any Person if (1) neither the Company nor any Representative of any of the Acquired Corporations shall have violated any of the restrictions set forth in this
Section 4.5, (2) the board of directors of the Company concludes in good faith, based upon the advice of its outside legal counsel, that a response to any such Superior Offer is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company, and (4) prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of this Section 4.5 by the Company.

     (b) The Company shall promptly advise Parent orally and in writing of any Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed with respect to the status of any such Acquisition Proposal and any modifications or proposed modifications thereto.

     (c) The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

SECTION 5. Additional Covenants of the Parties

     5.1  Registration Statement; Joint Proxy Statement.

     (a) As promptly as practicable after the date of this Agreement, Parent shall prepare and cause to be filed with the SEC a registration statement on Form S-4 concerning the Parent Common Stock to be issued upon the Merger (the "S-4 Registration Statement"), in which the Joint Proxy Statement will be included as a prospectus, and any other documents required by the Securities Act or the Exchange Act in connection with the Merger. Parent shall use all reasonable efforts to cause the S-4 Registration Statement (including the Joint Proxy Statement) to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent will use all reasonable efforts to cause the Joint Proxy Statement to be mailed to Parent's shareholders, and the Company will use all reasonable efforts to cause the Joint Proxy Statement to be mailed to the Company's stockholders, as promptly as practicable after the S-4 Registration Statement is declared effective under the Securities Act. The Company shall promptly furnish to Parent all information concerning the Acquired Corporations and the Company's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information that should be set forth in an amendment or supplement to the S-4 Registration Statement or the Joint Proxy Statement, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

     (b) Prior to the Effective Time, Parent shall use reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting.

     5.2  Company Stockholders' Meeting.

     (a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and duly hold a meeting of the holders of Company Common Stock (the "Company Stockholders' Meeting") to consider, act upon and vote upon the adoption and approval of this Agreement and approval of the Merger. The Company Stockholders' Meeting will be held as promptly as practicable and in any event within 45 days after the S-4 Registration Statement is declared effective under the Securities Act (which 45-day period shall be extended on a day-for-day basis if and for so long as any stop order or other similar action is in place, pending or threatened by the
SEC).

     (b) Subject to Section 5.2(c): (i) the board of directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting; (ii) the Joint Proxy Statement shall include a statement to the effect that the board of directors of the Company has unanimously recommended that the Company's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting; and (iii) neither the board of directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the unanimous recommendation of the board of directors of the Company that the Company's stockholders vote in favor of the adoption and approval this Agreement and the approval of the Merger. For purposes of this Agreement, said recommendation of the board of directors shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

     (c) Nothing in Section 5.2(b) shall prevent the board of directors of the Company from withdrawing, amending or modifying its unanimous recommendation in favor of the Merger if (i) a Superior Offer is made to the Company and is not withdrawn, (ii) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in Section 4.5, and (iii) the board of directors of the Company concludes in good faith, based upon the advice of its outside counsel, that the withdrawal, amendment or modification of such recommendation is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law.

     5.3  Parent Shareholders' Meeting.

     (a) Parent shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and duly hold a meeting of the holders of outstanding Parent Common Stock to consider and vote upon the approval of the principal terms of the Merger (the "Parent Shareholders' Meeting"). The Parent Shareholders' Meeting will be held as promptly as practicable and in any event within 45 days after the S-4 Registration Statement is declared effective under the Securities Act (which 45-day period shall be extended on a day-for-day basis if and for so long as any stop order or other similar action is in place, pending or threatened by the SEC).

     (b) The board of directors of Parent shall unanimously recommend that Parent's shareholders vote in favor of the approval of the principal terms of the Merger; the Joint Proxy Statement shall include a statement to the effect that the board of directors of Parent has unanimously recommended that Parent's shareholders vote in favor of the approval of the principal terms of the Merger; and neither the board of directors of Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to the Company, the unanimous recommendation of the board of directors of Parent that Parent's shareholders vote in favor of the approval of the principal terms of the Merger. For purposes of this Agreement, said recommendation of Parent's board of directors shall be deemed to have been modified in a manner adverse to the Company if said recommendation shall no longer be unanimous.

     5.4 Regulatory Approvals. The Company and Parent shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act in connection with the Merger. The Company and Parent shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding, and (3) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law or any other similar Legal Proceeding, each of the Company and Parent agrees to permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

     5.5  Stock Options; Warrants.

     (a) At the Effective Time, all rights with respect to Company Common Stock under each Company Option and Company Warrant then outstanding shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Company Option and Company Warrant in accordance with the terms (as in effect as of the date of this Agreement) of the stock option plan under which it was issued (if applicable) and the stock option agreement or warrant agreement by which it is evidenced. From and after the Effective Time,
(i) each Company Option and each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option and each such Company Warrant shall be equal to the number of shares of Company Common Stock subject to such Company Option or Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), (iii) the per share exercise price under each such Company Option and each such Company Warrant shall be adjusted by dividing the per share exercise price under such Company Option or Company Warrant by the Exchange Ratio and rounding up to the nearest cent and (iv) any restriction on the exercise of any such Company Option or Company Warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option and Company Warrant shall otherwise remain unchanged; provided, however, that each Company Option and each Company Warrant assumed by Parent in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization, merger, consolidation, sale of all or substantially all assets or other similar transaction subsequent to the Effective Time. Parent shall file with the SEC, promptly following the date on which the Merger becomes effective, a Registration Statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Company Options assumed by Parent in accordance with this Section 5.5(a).

     (b) The Company shall terminate the 1995 Purchase Plan and all outstanding rights to purchase shares thereunder prior to the Effective Time, and shall take such actions as may be necessary to ensure that: (i) all outstanding rights to purchase shares under the 1995 Purchase Plan terminate on the last trading day preceding the date on which the Merger becomes effective; (ii) the price per share of the Company Common Stock purchased pursuant to all such rights to purchase shares is determined as if the "Purchase Date" under Section 8 of the 1995 Purchase Plan were the last trading day preceding the date on which the Merger becomes effective; (iii) any shares of Company Common Stock purchased pursuant to such rights are automatically converted as of the Effective Time into the right to receive Parent Common Stock on the same basis as all other outstanding shares of Company Common Stock; and (iv) the 1995 Purchase Plan terminates immediately following the purchase of shares of Company Common Stock pursuant to such rights.

     5.6 Indemnification of Officers and Directors Prior and Following the Effective Time.

     (a) Effective as of the Effective Time Parent shall indemnify, defend and hold harmless to the fullest extent permitted under applicable law each person who is now or has been an officer or director of any Acquired Corporation (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), (i) Parent shall pay the reasonable fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent, in advance of the final disposition of any such Action to the full extent and under all circumstances permitted by Delaware law as in effect on the date hereof, upon receipt of the undertaking contemplated by Section 145(e) of the DGCL or required by applicable law (the "Undertaking"), and (ii) Parent will direct the defense of any such matter; provided, however, that Parent shall not be obligated pursuant to this
Section 5.6(a) to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have materially conflicting interests (potential or actual) with respect to issues material (potentially or actually) to the outcome of such Action. Any Indemnified Party wishing to claim indemnification under this Section 5.6(a), upon learning of any such Action, shall notify Parent (although the failure so to notify Parent shall not relieve Parent from any liability which Parent may have under this Section 5.6(a), except to the extent such failure materially prejudices Parent), and shall deliver to Parent the Undertaking. Promptly following the Effective Time, Parent shall purchase and maintain or cause the Surviving Corporation to purchase and maintain, for a period of six (6) years following the Effective Time, policies of directors' and officers' liability insurance covering each person who was a director or officer of the Company at any time prior to the Effective Time with respect to claims arising from facts or events that occurred on or prior to the Effective Time and providing at least the same coverage and amounts and containing terms that are no less advantageous to the insured parties as those in effect immediately prior to the Effective Time for officers and directors of the Company; provided, however, that in no event shall Parent be required to obtain coverage under such policies beyond that coverage that may be obtained at an aggregate premium cost for all such policies for the six-year period not exceeding $120,000. The provisions of this
Section 5.6(a) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and each party entitled to insurance coverage under the previous sentence hereof, respectively, and his or her heirs and legal representatives, and shall be in addition to any other rights an Indemnified Party may have under the certificate or articles of incorporation or bylaws of the Surviving Corporation or any of its subsidiaries, under the DGCL, under any indemnification agreement with any Acquired Corporation or otherwise.

     (b) Further, in the event and for so long as current directors and officers of the Company are directors and officers, as the case may be, of any Acquiring Corporation or any Acquired Corporation, such Persons shall have the same rights to indemnification by Parent or otherwise for acts and omissions occurring following the Effective Time as have other directors and officers, as applicable, of any Acquiring Corporation or any Acquired Corporation.

     5.7 Pooling of Interests. Each of the Company and Parent agrees (a) not to take any action during the Pre-Closing Period that would adversely affect the ability of Parent to account for the Merger as a "pooling of interests," and
(b) to use all reasonable efforts to attempt to ensure that none of its "affiliates" (as that term is used in Rule 145 under the Securities Act) takes any action that could adversely affect the ability of Parent to account for the Merger as a "pooling of interests."

     5.8  Additional Agreements.

     (a) Subject to Section 5.8(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to
Section 5.8(b), each party to this Agreement shall (i) make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. Each party shall promptly deliver to the other, to the extent material, a copy of each such filing made, each such notice given and each such Consent obtained by such party during the Pre-Closing Period.

     (b) Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall have any obligation under this Agreement to do any of the following (or cause the other to do any of the following): (i) to dispose or cause any of its subsidiaries to dispose of any assets; (ii) to discontinue or cause any of its subsidiaries to discontinue offering any product; (iii) to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any Person, any technology, software or other Proprietary Asset; (iv) to hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the Closing Date); or (v) to make or cause any of its subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations.

     5.9 Disclosure. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of Parent and the Company shall not, and shall not permit any of its Representatives to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) the Company and Parent shall have approved such disclosure or (b) it shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law.

     5.10 Affiliate Agreements. The Company shall use all reasonable efforts to cause each Person who could reasonably be deemed to be an "affiliate" of the Company to execute and deliver to Parent, prior to the date of the mailing of the Joint Proxy Statement to the Company's stockholders, an Affiliate Agreement in the form of Exhibit C. Parent shall use all reasonable efforts to cause each Person who could reasonably be deemed to be an "affiliate" of Parent to execute and deliver to Company, prior to the date of the mailing of the Joint Proxy Statement to the Parent's shareholders, an Affiliate Agreement in the form of Exhibit D.

     5.11 Tax Matters. The Company shall use all reasonable efforts to obtain and deliver to Parent, as soon as practicable after the date of this Agreement, Continuity of Interest Certificates substantially in the form of Exhibit E signed by the Company's executive officers, directors and 5% stockholders as reflected in the Company's most recent definitive Proxy Statement filed with the SEC. At or prior to the Closing, the Company and Parent shall execute and deliver to Cooley Godward LLP and to Pillsbury Madison & Sutro LLP tax representation letters in the form of Exhibit F and Exhibit G, respectively. Parent and the Company shall use all reasonable efforts to cause the Merger to qualify as a tax free reorganization under Section 368(a) of the Code.

     5.12  Letters from Accountants.

     (a) The Company shall cause to be delivered to Parent a letter of Ernst & Young LLP, dated no more than two business days before the date on which the S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement with respect to financial information of the Company.

     (b) Parent and the Company shall use all reasonable efforts to obtain separate letters, dated on or before the Closing Date, and addressed to Parent and the Company, respectively, to the effect that Ernst & Young LLP concurs with Parent management's conclusions as to the appropriateness of "pooling of interests" accounting treatment for the Merger assuming the Merger is consummated in accordance with the terms of this Agreement.

     5.13 Resignation of Company Officers and Directors; Management Structure of Parent. The Company shall use all reasonable efforts to obtain and deliver to Parent prior to the Closing the resignation of each officer and director of each of the Acquired Corporations (to be effective at the Effective Time). Parent shall use all reasonable efforts, subject to the fiduciary duties of Parent's directors and officers, to ensure that as soon as practicable following the Effective Time (a) the Board and management structure of Parent shall be as described on Exhibit H and (b) Mr. Robert C. Vernon shall be elected as a member of Parent's Board of Directors.

     5.14 Parent Plans and Benefit Arrangements. The employee benefit plans and benefit arrangements maintained by the Acquired Corporations that provide non-discretionary, non-cash benefits to employees of the Acquired Corporations and that are substantially similar to benefit plans and benefit arrangements currently maintained by the Acquiring Corporations shall, to the extent practicable, be maintained in effect by the Surviving Corporation and/or the Acquired Corporations until the Continuing Employees (as defined in this Section 5.14) are allowed to participate in such similar benefit plans or benefit arrangements maintained by the Acquiring Corporations (each, a "Plan"). Parent shall use reasonable efforts to attempt to ensure that: (a) as soon as practicable after the Effective Time, the benefit plans and benefit arrangements applicable to the Continuing Employees will provide benefits to the Continuing Employees that are comparable to the non-discretionary, non-cash benefits provided to similarly situated employees of the Acquiring Corporations; (b) to the extent practicable, any pre-existing condition limitations contained in such health plans and health benefit arrangements for any Continuing Employee who would be deemed under such health plans and health benefit arrangements to have a disqualifying pre-existing condition are waived, to the extent such condition was covered by a Plan immediately prior to the Effective Time (provided that, in the case of disability and life insurance plans, such Continuing Employee is actively at work and is not hospitalized or on disability leave as of the Effective Time); and (c) to the extent practicable, such benefit plans and benefit arrangements give full credit to each Continuing Employee for such Continuing Employee's period of service with the Acquired Corporations prior to the Effective Time for all purposes for which such service was recognized under the Plans and arrangements of the Acquired Corporations prior to the Effective Time. For purposes of this Section 5.14, "Continuing Employee" shall mean any employee of any of the Acquired Corporations who continues as an employee of the Surviving Corporation or any of the Acquiring Corporations after the Effective Time.

SECTION 6. Conditions Precedent to Obligations of Parent and Merger Sub

     The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

     6.1  Accuracy of Representations.

     (a) Subject to Section 6.1(c), the representations and warranties of the Company contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all

"Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, except with respect to Section 2.4).

     (b) Subject to Section 6.1(c), the representations and warranties of the Company contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected to result in, a Material Adverse Effect on the Acquired Corporations (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties, except with respect to Section 2.4, shall be disregarded and (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

     (c) With respect to Section 2.4, notwithstanding any provision to the contrary in this Section 6.1, both (i) any effect or consequence of any public announcement by the parties relating to the Merger or this Agreement, and (ii) any fluctuation in the market price of the Company's Common Stock, in and of itself, shall be excluded from any assessment or determination of a Material Adverse Effect on the Acquired Corporations.

     6.2 Performance of Covenants. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     6.3 Effectiveness of Registration Statement. The S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the S-4 Registration Statement.

     6.4 Stockholder Approval. This Agreement shall have been duly adopted and approved and the Merger shall have been duly approved by the Required Company Stockholder Vote, and the principal terms of the Merger shall have been duly approved by the Required Parent Shareholder Vote.

     6.5 Agreements and Documents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

          (a) Affiliate Agreements in the form of Exhibit C, executed by each Person who could reasonably be deemed to be an "affiliate" of the Company (as that term is used in Rule 145 under the Securities Act);

          (b) Continuity of Interest Certificates substantially in the form of Exhibit E, executed by the Company's executive officers, directors and 5% stockholders as reflected in the Company's most recent definitive Proxy Statement filed with the SEC;

          (c) Employment Agreements in the form of Exhibit I, executed by the individuals identified on Exhibit J;

          (d) Noncompetition Agreements in the form of Exhibit K, executed by the individuals identified on Exhibit J;

          (e) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to Parent, reasonably satisfactory in form and substance to Parent, updating the letter referred to in Section 5.12(a);

          (f) separate letters from Ernst & Young LLP, dated as of the Closing Date and addressed to Parent and the Company, respectively, to the effect that Ernst & Young LLP concurs with Parent management's conclusions as to the appropriateness of "pooling of interests" accounting treatment for the Merger;

          (g) a legal opinion of Pillsbury Madison & Sutro LLP, dated as of the Closing Date, in the form of Exhibit L, as well as one or more opinions of counsel for Acquired Corporations other than the Company as may be reasonably requested by Parent, all in a form reasonably satisfactory to Parent;

          (h) a legal opinion of Cooley Godward LLP, dated as of the Closing Date and addressed to Parent, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, Cooley Godward LLP may rely upon the Continuity of Interest Certificates and tax representation letters referred to in Section 5.11);

          (i) a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 6.1,
     6.2 and 6.4 (to the extent it relates to the Required Company Stockholder
     Vote) have been duly satisfied; and

          (j) the written resignations of all officers and directors of the Company, effective as of the Effective Time.

     6.6 HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     6.7 Nasdaq National Market. The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation (subject to notice of issuance) on the Nasdaq National Market.

     6.8 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

     6.9 Consents. All material Consents required to be obtained by any Acquired Corporation in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in the Company Disclosure Schedule) shall have been obtained and shall be in full force and effect.

     6.10 Employees. None of the individuals identified on Exhibit J shall have ceased to be employed by the Company, or shall have expressed an intention to terminate his or her employment with the Company or to decline to accept employment with Parent.

     6.11 No Governmental Litigation. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company.

     6.12 No Other Litigation. There shall not be pending any Legal Proceeding in which there is a reasonable possibility of an outcome that would have a Material Adverse Effect on the Acquired Corporations or on Parent: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would affect adversely the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company.

     6.13 No Burdensome Condition. There shall not have been any action taken, or any Legal Requirement or order enacted, entered, enforced or deemed applicable to the Merger by any Governmental Body which, in connection with the grant of any Governmental Authorization, imposes any restriction, condition or obligation upon Parent or upon the Company or the Surviving Corporation which could have a Material Adverse Effect on the Surviving Corporation or the economic or business benefits of the transactions contemplated by this Agreement.

SECTION 7. Conditions Precedent to Obligation of the Company

     The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

     7.1  Accuracy of Representations.

     (a) Subject to Section 7.1(c), the representations and warranties of Parent and Merger Sub contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, except with respect to Section 3.4).

     (b) Subject to Section 7.1(c), the representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and could not reasonably be expected to result in, a Material Adverse Effect on the Acquiring Corporations (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties, except with respect to Section 3.4, shall be disregarded and (ii) any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

     (c) With respect to Section 3.4, notwithstanding any provision to the contrary in this Section 7.1, both (i) any effect or consequence of any public announcement by the parties relating to the Merger or this Agreement, and (ii) any fluctuation in the market price of Parent's Common Stock, in and of itself, shall be excluded from any assessment or determination of a Material Adverse Effect on the Acquiring Corporations.

     7.2 Performance of Covenants. Each covenant and obligation that Parent and Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     7.3 Effectiveness of Registration Statement. The S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the S-4 Registration Statement.

     7.4 Stockholder Approval. This Agreement shall have been duly adopted and approved and the Merger shall have been duly approved by the Required Company Stockholder Vote, and the principal terms of the Merger shall have been duly approved by the Required Parent Shareholder Vote.

     7.5 Agreements and Documents. The Company shall have received the following agreements and documents, each of which shall be in full force and effect:

          (a) Affiliate Agreements in the form of Exhibit D, executed by each Person who could reasonably be deemed to be an "affiliate" of Parent (as that term is used in Rule 145 under the Securities Act);

          (b) Employment Agreements in the form of Exhibit I, executed by Parent with respect to the individuals identified on Exhibit J;

          (c) Noncompetition Agreements in the form of Exhibit K, executed by Parent with respect to the individuals identified on Exhibit J;

          (d) separate letters from Ernst & Young LLP, dated as of the Closing Date and addressed to Parent and the Company, respectively, to the effect that Ernst & Young LLP concurs with Parent management's conclusions as to the appropriateness of "pooling of interests" accounting treatment for the Merger;

          (e) a legal opinion of Cooley Godward LLP, dated as of the Closing Date, in the form of Exhibit M;

          (f) a legal opinion of Pillsbury Madison & Sutro LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, Pillsbury Madison & Sutro LLP may rely upon the Continuity of Interest Certificates and tax representation letters referred to in Section 5.11); provided, however, that if such counsel does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to the Company if Cooley Godward LLP renders such opinion to the Company; and

          (g) a certificate executed on behalf of Parent by an executive officer of Parent, confirming that the conditions set forth in Sections 7.1, 7.2 and 7.4 (to the extent it relates to the Required Parent Shareholder Vote) have been duly satisfied.

     7.6 HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     7.7 Nasdaq National Market. The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation (subject to notice of issuance) on the Nasdaq National Market.

     7.8 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

     7.9 Consents. All material Consents required to be obtained by any Acquiring Corporation in connection with the Merger and the other transactions contemplated by this Agreement (including the Consents identified in the Parent Disclosure Schedule) shall have been obtained and shall be in full force and effect.

     7.10 No Governmental Litigation. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or is otherwise involved: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; or (c) which would materially and adversely affect the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company.

     7.11 No Other Litigation. There shall not be pending any Legal Proceeding in which there is a reasonable possibility of an outcome that would have a Material Adverse Effect on the Acquiring Corporations: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; or (c) which would affect adversely the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company.

     7.12 No Burdensome Condition. There shall not have been any action taken, or any Legal Requirement or order enacted, entered, enforced or deemed applicable to the Merger by any Governmental Body which, in connection with the grant of any Governmental Authorization, imposes any restriction, condition or obligation upon the Company or upon Parent or the Surviving Corporation which could have a Material Adverse Effect on the Surviving Corporation or the economic or business benefits of the transactions contemplated by this Agreement.

SECTION 8. Termination

     8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption and approval of the Agreement and the approval of the Merger by the Required Company Stockholder Vote and whether before or after approval of the principal terms of the Merger by the Required Parent Shareholder Vote):

          (a) by mutual written consent of Parent and the Company;

          (b) [Reserved.]

          (c) [Reserved.]

          (d) by either Parent or the Company if the Merger shall not have been consummated by December 31, 1997 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

          (e) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

          (f) by either Parent or the Company if (i) the Company Stockholders' Meeting shall have been held and a final vote of the Company's stockholders on a proposal to adopt and approve the Agreement and to approve the Merger shall have been taken thereat and (ii) this Agreement and the Merger shall not have been so adopted and approved at such meeting as provided herein by the Required Company Stockholder Vote; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f) if the failure of the Company's stockholders to adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting is attributable to a failure on the part of the Company to perform any material obligation required to have been performed by the Company under this Agreement; and provided, further, that the Company may so terminate this Agreement only following its compliance with Sections 8.3(d) and 8.3(e);

          (g) by either Parent or the Company if (i) the Parent Shareholders' Meeting shall have been held and a final vote of Parent's shareholders on a proposal to approve the principal terms of the Merger shall have been taken thereat and (ii) the principal terms of the Merger shall not have been approved at such meeting by the Required Parent Shareholder Vote; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(g) if the failure of Parent's shareholders to approve the principal terms of the Merger at the Parent Shareholders' Meeting is attributable to a failure on the part of Parent to perform any material obligation required to have been performed by Parent under this Agreement; and provided, further, that Parent may so terminate this Agreement only following its compliance with Sections 8.3(b) and 8.3(c);

          (h) by Parent or the Company at any time after the date of the Parent Shareholders' Meeting if at the Parent Shareholders' Meeting, holders of five percent or more of the shares of Parent Common Stock outstanding on the date for the determination of shareholders of Parent entitled to vote on the approval of the principal terms of the Merger shall have both voted against such approval and demanded dissenters' rights in compliance with
     Section 1301 of the California Corporations Code; provided, however, that Parent may so terminate this Agreement only following its compliance with Sections 8.3(b) and 8.3(c); and, provided further, that the Company may so terminate this Agreement only following its compliance with Sections 8.3(d) and 8.3(e);

          (i) by Parent or the Company (at any time prior to the adoption and approval of this Agreement and approval of the Merger by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;

          (j) [Reserved.]

          (k) by Parent if any of the Company's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, or if any of the Company's covenants contained in this Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in the Company's representations and warranties or a breach of a covenant by the Company is curable by the Company and the Company is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(k) on account of such inaccuracy or breach unless the inaccuracy or breach is not cured within 30 days of notice thereof delivered by Parent to the Company; or

          (l) by the Company if any of Parent's representations and warranties contained in this Agreement shall be or shall have become materially inaccurate, or if any of Parent's covenants contained in this Agreement shall have been breached in any material respect; provided, however, that if an inaccuracy in Parent's representations and warranties or a breach of a covenant by Parent is curable by Parent and Parent is continuing to exercise all reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(l) on account of such inaccuracy or breach unless the inaccuracy or breach is not cured within 30 days of notice thereof delivered by the Company to Parent.

     8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and
Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty or covenant contained in this Agreement.

     8.3  Expenses; Termination Fees.

     (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with (i) the printing and filing of the S-4 Registration Statement and the Joint Proxy Statement and any amendments or supplements thereto and (ii) the filing of the premerger notification and report forms, if necessary, relating to the Merger under the HSR Act.

     (b) If this Agreement is terminated (i) by Parent pursuant to Section 8.1(h); or (ii) by Parent or the Company pursuant to Section 8.1(g), then Parent shall pay to the Company, in cash (at the time specified in Section 8.3(c)), a nonrefundable fee in the amount of $1,500,000.

     (c) In the case of termination of this Agreement by Parent pursuant to
Section 8.1(g) or Section 8.1(h), the fee referred to in Section 8.3(b) shall be paid by Parent prior to such termination; and in the case of termination of this Agreement by the Company pursuant to Section 8.1(g), the fee referred to in
Section 8.3(b) shall be paid by Parent within one business day after such termination.

     (d) If this Agreement is terminated (i) by the Company pursuant to Section 8.1(h); or (ii) by Parent or the Company pursuant to Section 8.1(f) or Section 8.1(i), then the Company shall pay to Parent, in cash (at the time specified in Section 8.3(e)), a nonrefundable fee in the amount of $1,500,000.

     (e) In the case of termination of this Agreement by the Company pursuant to
Section 8.1(f), Section 8.1(h) or Section 8.1(i), the fee referred to in Section 8.3(d) shall be paid by the Company prior to such termination; and in the case of termination of this Agreement by Parent pursuant to Section 8.1(f) or Section 8.1(i), the fee referred to in Section 8.3(d) shall be paid by the Company within one business day after such termination.

SECTION 9. Miscellaneous Provisions

     9.1 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after adoption and approval of this

Agreement and approval of the Merger by the stockholders of the Company; and whether before or after approval of principal terms of the Merger by Parent's shareholders); provided, however, that (i) after any such adoption and approval of this Agreement and approval of the Merger by the Company's stockholders, no amendment shall be made which by law or NASD regulation requires further approval of the stockholders of the Company without the further approval of such stockholders, and (ii) after any such approval of the principal terms of the Merger by Parent's shareholders, no amendment shall be made which by law or NASD regulation requires further approval of Parent's shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     9.2  Waiver.

     (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

     (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

     9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

     9.4 Entire Agreement; Counterparts; Applicable Law. This Agreement and the other agreements referred to herein (and the confidentiality letters executed by each of Parent and the Company as of June 24, 1997) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall be governed in all respects by the laws of the State of California as applied to contracts entered into and to be performed entirely within California.

     9.5 Attorneys' Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

     9.6 Assignability. Neither this Agreement nor any portion hereof shall be assignable (whether by operation of law or otherwise and including, for this purpose, a change in control as an assignment). Except as set forth in Section
1.7 with respect to the stockholders of the Company, Section 5.5 with respect to the holders of Company Options and Company Warrants, and Section 5.6 with respect to the persons identified therein (with each of the foregoing intended as a third party beneficiary of the corresponding referenced Section of this Agreement), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     9.7 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

        IF TO PARENT:
        DataWorks Corporation
        5910 Pacific Center Boulevard
        San Diego, CA 92121
        Attn: Stuart W. Clifton

        IF TO MERGER SUB:
        DataWorks Acquisition Sub, Inc.
        5910 Pacific Center Boulevard
        San Diego, CA 92121
        Attn: Stuart W. Clifton

        IF TO THE COMPANY:
        Interactive Group, Inc.
        5095 Murphy Canyon Road
        San Diego, CA 92123
        Attn: Robert C. Vernon

     9.8  Construction.

     (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

     (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

     (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

     (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                          DATAWORKS CORPORATION

                                          By:     /s/ STUART W. CLIFTON

                                            ------------------------------------
                                            Stuart W. Clifton
                                            President and Chief Executive
                                              Officer

                                          DATAWORKS ACQUISITION SUB, INC.

                                          By:     /s/ STUART W. CLIFTON

                                            ------------------------------------
                                            Stuart W. Clifton
                                            President and Chief Executive
                                              Officer

                                          INTERACTIVE GROUP, INC.

                                          By:     /s/ ROBERT C. VERNON

                                            ------------------------------------
                                            Robert C. Vernon
                                            Chief Executive Officer

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

     For purposes of the Agreement (including this Exhibit A):

     Acquired Corporation Contract. "Acquired Corporation Contract" shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

     Acquiring Corporation Contract. "Acquiring Corporation Contract" shall mean any Contract: (a) to which any of the Acquiring Corporations is a party; (b) by which any of the Acquiring Corporations or any asset of any of the Acquiring Corporations is or may become bound or under which any of the Acquiring Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquiring Corporations has or may acquire any right or interest.

     Acquisition Proposal. "Acquisition Proposal" shall mean any offer, proposal or inquiry (other than an offer, proposal or inquiry by Parent) contemplating or otherwise relating to any Acquisition Transaction.

     Acquisition Transaction. "Acquisition Transaction" shall mean any transaction or series of related transactions involving:

          (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which the Company is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires the Company or more than 50% of the Company's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of the Company, or (iii) in which the Company issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company; or

          (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of the Company, or any liquidation or dissolution of the Company.

     Agreement. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

     Company Common Stock. "Company Common Stock" shall mean the Common Stock, $0.001 par value per share, of the Company.

     Company Triggering Event. A "Company Triggering Event" shall be deemed to have occurred if: (i) the board of directors of the Company shall have failed to recommend, or shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of this Agreement or the approval of the Merger; (ii) the Company shall have failed to include in the Joint Proxy Statement the unanimous recommendation of the board of directors of the Company in favor of adoption and approval of this Agreement and approval of the Merger; (iii) the board of directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (iv) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal;
(v) the Company shall have failed to hold the Company Stockholders' Meeting as promptly as practicable and in any event within 45 days after the S-4 Registration Statement is declared effective under the Securities Act (which 45-day period shall be extended on a day-for-day basis if and for so long as any stop order or other similar action is in place, pending or threatened by the
SEC); (vi) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within five business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; or

                                      A-A-1

(vii) an Acquisition Proposal is publicly announced, and the Company (A) fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after such Acquisition Proposal is announced or (B) otherwise fails to actively oppose such Acquisition Proposal.

     Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

     Contract. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

     Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

     Entity. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

     Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     Governmental Authorization. "Governmental Authorization" shall mean any:
(a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

     Governmental Body. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

     HSR Act. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Joint Proxy Statement. "Joint Proxy Statement" shall mean the joint proxy statement/prospectus to be sent to the Company's stockholders in connection with the Company Stockholders' Meeting and to Parent's shareholders in connection with the Parent Shareholders' Meeting.

     Legal Proceeding. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

     Legal Requirement. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

     Material Adverse Effect. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of the Acquired Corporations taken as a whole. An event, violation, inaccuracy, circumstance or

                                      A-A-2
other matter will be deemed to have a "Material Adverse Effect" on the Acquiring Corporations if such event, violation, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of the Acquiring Corporations taken as a whole.

     Parent Common Stock. "Parent Common Stock" shall mean the Common Stock, no par value per share, of Parent.

     Person. "Person" shall mean any individual, Entity or Governmental Body.

     Proprietary Asset. "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, source code, algorithm, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

     Representatives. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

     SEC. "SEC" shall mean the United States Securities and Exchange Commission.

     Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

     Superior Offer. "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to purchase more than 50% of the outstanding Company Common Stock on terms that the board of directors of the Company determines in its reasonable judgment, based upon the written advice of its financial advisor, to be more favorable to the Company's stockholders than the terms of the Merger; provided, however, that if any financing is required to consummate the transaction contemplated by such offer, then such offer shall not be deemed to be a "Superior Offer" unless (i) such third party shall have received a financing commitment pursuant to which another third party has committed to provide the required financing to such third party and Parent shall have been furnished with a copy of such financing commitment, and (ii) the required financing is reasonably capable of being obtained by such third party.

     Tax. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

     Tax Return. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

                                      A-A-3

                                                                    EXHIBIT J TO
                                                                      APPENDIX A

                  INDIVIDUALS TO EXECUTE EMPLOYMENT AGREEMENTS
                         AND NONCOMPETITION AGREEMENTS

-- Robert C. Vernon

-- Mark Hellinger

-- Bruce H. Leith

                                      A-J-1

                                                                      APPENDIX B

                                LEHMAN BROTHERS

                                                                   July 31, 1997

Board of Directors
DataWorks Corporation
5910 Pacific Center Boulevard
Suite 300
San Diego, CA 92121

     Members of the Board:

     We understand that the Board of Directors of DataWorks Corporation ("DataWorks" or the "Company") is considering a potential merger with Interactive Group, Inc. ("Interactive") (the "Proposed Transaction") pursuant to which a wholly-owned subsidiary of DataWorks will be merged with Interactive and all outstanding shares of common stock of Interactive will be exchanged for shares of common stock of DataWorks at an exchange ratio of 0.8054 shares of DataWorks common stock for each share of Interactive common stock (the "Exchange Ratio"). We further understand that all outstanding options and warrants to purchase shares of common stock of Interactive will be exchanged for options and warrants to purchase shares of common stock of DataWorks at the Exchange Ratio. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger to be dated July 31, 1997 between DataWorks and Interactive (the "Agreement").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be offered in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and Interactive that we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company and Interactive furnished to us by the Company and Interactive, (4) a trading history of the Company's common stock from October 27, 1995 (the date of DataWorks' initial public offering) to the present and a comparison of such trading history with those of other companies that we deemed relevant, (5) a trading history of Interactive's common stock from May 23, 1995 (the date of Interactive's initial public offering) to the present and a comparison of such trading history with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company and Interactive with those of other companies that we deemed relevant, (7) publicly available estimates of the future financial performances of the Company and Interactive prepared by third party research analysts, (8) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, and (9) the potential pro forma financial effects of the Proposed Transaction on the Company and Interactive and a comparison of the relative contributions of the Company and Interactive to the combined company following consummation of the Proposed Transaction. In addition, we have had discussions with the managements of the Company and Interactive concerning their respective businesses, operations, assets, financial conditions and prospects and the potential strategic benefits, operating synergies and cost savings of the Proposed Transaction and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and Interactive that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and Interactive, upon advice of the Company and Interactive we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of DataWorks and Interactive as to the respective future financial performance of DataWorks and Interactive (including, without limitation, the strategic benefits, operating synergies and cost savings expected to result from a combination of the businesses of the Company and Interactive) and that DataWorks and Interactive will perform substantially in accordance with such projections. In addition, with the consent of the Company, we have performed certain of our analyses based on alternative operating scenarios for Interactive. We have not conducted a physical inspection of the properties and facilities of the Company or Interactive and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Interactive. Upon advice of the Company and its legal and accounting advisors, we have assumed that the Proposed Transaction will qualify (i) for pooling-of-interests accounting treatment and (ii) as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the shareholders of Interactive. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be offered in the Proposed Transaction is fair to the Company.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may actively trade in the equity securities of the Company and Interactive for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

                                          LEHMAN BROTHERS

                                                                      APPENDIX C

                               UBS SECURITIES LLC

July 31, 1997

Board of Directors
Interactive Group, Inc.
5095 Murphy Canyon Road
San Diego, CA 92123

Members of the Board of Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Interactive Group, Inc., a Delaware corporation (the "Company"), of the Exchange Ratio (as defined below) provided for pursuant to that certain Agreement and Plan of Merger and Reorganization, dated as of July 31, 1997, by and among DataWorks Corporation, a California corporation ("DataWorks"), DataWorks Acquisition Sub, Inc., a Delaware corporation ("DataWorks Sub"), and the Company (together with all schedules and exhibits thereto, the "Merger Agreement"). The Merger Agreement provides among other things, for the merger of DataWorks Sub with and into the Company (the "Merger"). In the Merger, each share of common stock, $.001 par value per share, of the Company (the "Company Common Stock") outstanding at the Effective Time (as defined in the Merger Agreement) shall be converted into the right to receive 0.8054 (the "Exchange Ratio") of a share of common stock, no par value per share, of DataWorks (the "DataWorks Common Stock). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

     UBS Securities LLC, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed an unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates actively trade the securities of the Company and DataWorks for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of June 26, 1997 (the "Engagement Letter").

     In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things: (i) the Merger Agreement; (ii) that certain Option Agreement, dated July 31, 1997, by and between the Company and DataWorks; (iii) those certain Voting Agreements, dated July 31, 1997, by and between significant stockholders of the Company and Dataworks; (iv) certain publicly available information for the Company and Dataworks, including each of the annual reports of the Company and DataWorks filed on Form 10-K for the year ended December 31, 1996, as amended, in the case of the Company, and each of the quarterly reports of the Company and DataWorks filed on Form 10-Q for the quarter ended March 31, 1997; (v) certain internal financial analyses, financial forecasts, reports and other information concerning the Company and DataWorks furnished to us by the respective managements of the Company and DataWorks; (vi) discussions we have had with certain members of the management of each of the Company and DataWorks concerning the historical and current business operations, financial conditions and prospects of the Company and DataWorks and such other matters we deemed relevant; (vii) the reported price and trading histories of the shares of the Company Common Stock and DataWorks Common Stock as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant; (viii) the respective financial conditions of the Company and DataWorks as compared to the financial conditions of certain other companies we deemed relevant; (ix) certain financial terms of the merger as compared to the financial terms of selected other business combinations we deemed relevant; and (x) such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

     In conducting our review and arriving out our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and DataWorks, respectively, or publicly available, and we have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. We have, with your consent, assumed that the financial forecasts which we examined were reasonably prepared by the respective managements of the Company and DataWorks on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of the Company and DataWorks. You have informed us, and we have assumed, that the Merger will be recorded as a pooling-of-interests under generally accepted accounting principles and will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or DataWorks, nor have we been furnished with such materials. Our services to the Company in connection with the Merger have been comprised solely of financial advisory services, as described in the Engagement Letter. In arriving at our opinion, we have, with your consent, not considered, and our opinion does not reflect, the proposed payment by DataWorks of an aggregate of $2.5 million in retention bonuses and non-competition fees to certain members of the Company's management in connection with the Merger. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. Additionally, we have not been authorized or requested to, and did not, solicit alternative offers for the Company or its assets, nor have we investigated any other alternative transactions that may be available to the Company.

     It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent; provided, however, that this letter may be included or referred to in any filing with the Securities and Exchange Commission of the Joint Proxy Statement-Prospectus of the Company and DataWorks relating to the Merger. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. Furthermore, we express no view as to the price or trading range for DataWorks Common Stock following the consummation of the Merger.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of the Company (other than DataWorks or any of its affiliates).

                                          Very truly yours,

                                          UBS SECURITIES LLC

                                                                      APPENDIX D

                       CALIFORNIA GENERAL CORPORATION LAW

                         CHAPTER 13. DISSENTERS' RIGHTS

     1300. [SHORT FORM MERGER; PURCHASE OF SHARES AT FAIR MARKET VALUE; "DISSENTING SHARES" AND DISSENTING SHAREHOLDER]. -- (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of
Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

     (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
     Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in 3 subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
     (B) or paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
     (A) rather than subparagraph (B) of this paragraph applies in any case were the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

     (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

     1301. [DISSENTER'S RIGHTS; DEMAND ON CORPORATION FOR PURCHASE OF
SHARES]. -- (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivisions (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivisions (b)of Section 1300, unless they lose their status as dissenting shares under Section 1309.

     (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares describe in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

     (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or shortform merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

     1302. [DISSENTING SHARES, STAMPING OR ENDORSING]. -- Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

     1303. [DISSENTING SHAREHOLDER ENTITLED TO AGREED PRICE WITH INTEREST; TIME OF PAYMENT].--(a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

     (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

     1304. [DISSENTERS ACTIONS; JOINDER; CONSOLIDATION; APPOINTMENT OF APPRAISERS]. -- (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market values of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

     (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

     (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

     1305. [APPRAISERS DUTY AND REPORT; COURT JUDGMENT; PAYMENT; APPEAL; COSTS OF ACTION]. -- (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

     (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market vale of the dissenting shares.

     (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

     (d) Any such judgment shall be payable forthwith with respect to undercertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

     (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Section 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section
1301).

     1306. [DISSENTING SHAREHOLDERS; EFFECT OF PREVENTION OF PAYMENT OF FAIRMARKET VALUE]. -- To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

     1307. [DISSENTING SHARES, DISPOSITION OF DIVIDENDS]. -- Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

     1308. [DISSENTING SHARES, RIGHTS AND PRIVILEGES]. -- Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

     1309. [DISSENTING SHARES, LOSS OF STATUS]. -- Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

     (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

     (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

     (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivisions (i) of
Section 1110 was mailed to the shareholder.

     (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

     1310. [SUSPENSION OF CERTAIN PROCEEDINGS WHILE LITIGATION IS
PENDING]. -- If litigation is instituted to test the sufficiency of regularity of the votes of the shareholder in authorizing a reorganization, any proceedings under Section 1304 and 1305 shall be suspended until final determination of such litigation.

     1311. [CHAPTER INAPPLICABLE TO CERTAIN CLASSES OF SHARES]. -- This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

     1312. [VALIDITY OF REORGANIZATION OR SHORT FORM MERGER, ATTACK ON; SHAREHOLDERS' RIGHTS; BURDEN OF PROOF]. -- (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right or law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

     (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days, prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

     (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                                                      APPENDIX E

                        PROPOSED AMENDMENT TO THE BYLAWS
                            OF DATAWORKS CORPORATION

     Subject to the approval of the shareholders of DataWorks Corporation, the first sentence of Section 19 of Article IV will read as follows:

     "SECTION 19. Number of Directors. The authorized number of directors of the corporation shall be not less than a minimum of five (5) nor more than a maximum of nine (9) (which maximum number in no case shall be greater than two times said minimum, minus one) and the number of directors presently authorized is eight (8)."

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     DataWorks' Articles of Incorporation include provisions to eliminate the personal liability of its directors to the fullest extent permitted by Section 204(a)(10) under the California Law. In addition, DataWorks' Bylaws include provisions that require DataWorks to indemnify its directors and executive officers to the fullest extent permitted by Section 317 of the California Law, including circumstances in which indemnification is otherwise discretionary. The Bylaws also provide DataWorks with the authority to indemnify its other officers, employees and other agents as set forth in the California Law. Pursuant to Section 317 of the California Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. DataWorks believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to DataWorks or its shareholders, for acts or omissions involving intentional misconduct or knowing and culpable violations of law, for acts or omissions that the director believes to be contrary to the best interests of DataWorks or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to DataWorks or its shareholders when the director was aware or should have been aware of a risk of serious injury to DataWorks or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to DataWorks or its shareholders, for improper distributions to shareholders and loans to directors and officers, or for acts or omissions by the director as an officer.

     DataWorks has entered into agreements with its directors and executive officers that require DataWorks to indemnify such persons against expenses, judgments, fines settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such persons may be made a party by reason of the fact that such person is or was a director or officer of DataWorks or any of its affiliated enterprises, provided such persons acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of DataWorks and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of DataWorks as to which indemnification is being sought, nor is DataWorks aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

       EXHIBIT   EXHIBIT
       FOOTNOTE  NUMBER                         DESCRIPTION OF DOCUMENT
      ---------- ------   --------------------------------------------------------------------
             (7)   2.1    Agreement and Plan of Merger and Reorganization by and among the
                          Registrant, DataWorks Acquisition Sub, Inc. and Interactive Group,
                          Inc.("Interactive"), dated as of July 31, 1997*
             (1)   3.1    Registrant's Amended and Restated Articles of Incorporation
             (1)   3.2    Registrant's Amended and Restated Bylaws
             (1)   3.3    Amendment to Bylaws

       EXHIBIT   EXHIBIT
       FOOTNOTE  NUMBER                         DESCRIPTION OF DOCUMENT
      ---------- ------   --------------------------------------------------------------------
                   3.4    Certificate of Incorporation of DataWorks Acquisition Sub, Inc.
                          ("DataWorks Sub")
                   3.5    Bylaws of DataWorks Sub
             (1)   4.1    Amended and Restated Registration Rights Agreement dated August 24,
                          1995
             (1)   4.2    Specimen stock certificate
             (4)   4.3    Agreement and Plan of Merger and Reorganization by and among the
                          Registrant, DataWorks Acquisition Sub., Inc., DCD Corporation and
                          certain shareholders of DCD Corporation, dated as of August 16,
                          1996*
                   5.1    Opinion of Cooley Godward LLP
            (14)   8.1    Tax Opinion of Cooley Godward LLP
            (14)   8.1    Tax Opinion of Pillsbury Madison & Sutro LLP
             (1)  10.1    Form of Indemnity Agreement entered into between the Registrant and its directors and officers, with related schedule
          (3)(6)  10.2    Registrant's 1995 Equity Incentive Plan (the "Equity Plan"), as
                          amended
          (1)(3)  10.3    Forms of Incentive Stock Option and Nonstatutory Stock Option under the Equity Plan
          (1)(3)  10.4    Form of Stock Option outside the Equity Plan
          (3)(6)  10.5    Registrant's 1995 Non-Employee Directors' Stock Option Plan, as
                          amended
          (3)(6)  10.6    Registrant's 1995 Employee Stock Purchase Plan and form of Employee
                          Stock Purchase Plan Offering, as amended
          (1)(3)  10.7    Executive Employment Agreement entered into between the Registrant and Stuart W. Clifton
          (1)(3)  10.8    Executive Employment Agreement entered into between the Registrant and Mark S. Howlett
          (1)(3)  10.9    Agreement entered into between the Registrant and Rick E. Russo
          (3)(5) 10.10    Offer Letter, dated as of January 17, 1996, entered into between the
                          Registrant and Norman R. Farquhar
             (1) 10.11    Loan Agreement dated September 6, 1995 between the Registrant and
                          First Interstate Bank of California
             (1) 10.12    Sublease Agreement dated November 22, 1991 between the Registrant and the Titan Corporation (the "Sublease")
             (1) 10.13    First Amendment to Sublease dated December 1, 1994
             (1) 10.14    Lease Agreement dated September 1, 1991 between MCC and Pactel
                          Properties
          (2)(5) 10.15    Value Added Reseller Agreement dated December 27, 1995 between the
                          Registrant and VMARK Software, Inc.
          (1)(2) 10.16    Value Added Remarketer Agreement dated December 16, 1993 between the
                          Registrant and Sybase, Inc.
          (1)(2) 10.17    Value Added Reseller Agreement dated March 1, 1994 between the
                          Registrant and UniData, Inc.
             (4) 10.18    Reference is made to Exhibit 4.3.*
             (6) 10.19    Lease Agreement dated January 16, 1997 between Registrant and Whiop
                          Real Estate Limited Partnership

       EXHIBIT   EXHIBIT
       FOOTNOTE  NUMBER                         DESCRIPTION OF DOCUMENT
      ---------- ------   --------------------------------------------------------------------
             (6) 10.20    First Amendment to Credit Agreement dated December 20, 1996 between the Registrant and Wells Fargo Bank, National Association as
                          successors by merger to First Interstate Bank of California
          (3)(6) 10.21    Registrant's 1996 Executive Compensation Plan, dated February 2,
                          1996
          (3)(6) 10.22    Executive Employment Agreement dated September 27, 1996 entered into between the Registrant and Robert W. Brandel
          (3)(6) 10.23    Form of Split Dollar Insurance Agreement (Endorsement) and
                          underlying agreements, entered into between Registrant and certain of its executive officers
          (3)(6) 10.24    Form of Split Dollar Insurance Agreement (Collateral Assignment) and
                          underlying agreements, entered into between Registrant and certain of its executive officers
             (8) 10.25    Option Agreement, dated as of July 31, 1997, between the Registrant and Interactive
             (9) 10.26    Form of Voting Agreement between the Registrant and certain stockholders of Interactive
            (10) 10.27    Form of Voting Agreement between Interactive and certain
                          shareholders of the Registrant
          (3)(7) 10.28    Form of Employment Agreement between the Registrant and Robert C.
                          Vernon
          (3)(7) 10.29    Form of Employment Agreement between the Registrant and Mark
                          Hellinger
          (3)(7) 10.30    Form of Noncompetition Agreement between the Registrant and Robert
                          C. Vernon
          (3)(7) 10.31    Form of Noncompetition Agreement between the Registrant and Mark
                          Hellinger
            (13) 10.32    1995 Stock Option Plan, as amended of Interactive (the "Interactive
                          Option Plan")
            (11) 10.33    Form of Incentive Stock Option under the Interactive Option Plan
            (11) 10.34    Form of Representative's Warrant Agreement issued by Interactive to
                          Cruttenden Roth Incorporated
            (11) 10.35    Stock Purchase Agreement between Harvey N. Short and Interactive dated June 1, 1994
         (2)(11) 10.36    Pickedi License Agreement between Apex Systems Limited and
                          Interactive dated March 4, 1992
         (2)(11) 10.37    Dealer Agreement between Expert Application Systems Limited and
                          Interactive dated January 1, 1995
         (2)(11) 10.38    Purchase Agreement between Hewlett-Packard Company and Interactive dated February 1, 1995
         (2)(11) 10.39    Letter Agreement between Smart Software, Inc. and Interactive dated
                          October 20, 1993
         (2)(11) 10.40    SB+ Value Improvement Program/Dealer License Agreement between
                          Millsoft, Inc. and Interactive dated October 17, 1990
         (2)(11) 10.41    SB+ Value Improvement Program/Dealer License Agreement between
                          Interactive (formerly Intrepid Software, Inc.) and Millsoft, Inc.
                          dated February 1, 1991

       EXHIBIT   EXHIBIT
       FOOTNOTE  NUMBER                         DESCRIPTION OF DOCUMENT
      ---------- ------   --------------------------------------------------------------------
         (2)(11) 10.42    Value Added Reseller Agreement between UniData, Inc. and Interactive dated January 15, 1992
         (2)(11) 10.43    Distributor Agreement between VMARK Software, Inc. and Interactive
                          (formerly Intrepid Software, Inc.) dated January 1, 1993
         (2)(11) 10.44    License agreement between Enterprise Power International, Inc. and
                          Interactive dated February 1, 1995
         (2)(11) 10.45    Letter Agreement between System Builder and Interactive (formerly
                          Intrepid Software, Inc.) dated June 8, 1994
         (2)(11) 10.46    EDI*Port Distribution Agreement between Userbase Systems, Inc. and
                          Interactive (formerly Intrepid Software, Inc.) dated October 23,
                          1991
            (11) 10.47    Line of Credit Agreement between Sanwa Bank California and
                          Interactive dated June 29, 1994
            (11) 10.48    Equipment Purchase Line of Credit Agreement between Sanwa Bank
                          California and Interactive dated June 29, 1994
            (11) 10.49    Letter Agreement regarding overdraft facility entered into between the Royal Bank of Scotland plc and Interactive (U.K.) Limited dated
                          June 27, 1994, including related security documents
            (11) 10.50    Line of Credit Agreement between Eastern Bank and Interactive
                          (formerly Intrepid Software, Inc.) dated September 7, 1994, including related Security Agreement, Note and Term Note
            (11) 10.51    Office Building Lease between Sunland Diversified and Interactive dated October 1, 1994
            (11) 10.52    Lease between The Standard Life Assurance Company and Interactive dated July 13, 1990
            (11) 10.53    Lease between James S. Hekimian and William G. Finard, as Trustees of Burlington Woods Office Trust No. 11 under a Declaration of Trust dated September 10, 1980, and Interactive (formerly Intrepid
                          Software, Inc.) dated September 23, 1991
            (11) 10.54    Plan and Agreement of Merger between Interactive, Inc., Interepid
                          Software, Inc. and Randolph S. Naylor dated March 17, 1995
            (12) 10.55    Office building sublease between Fourth Shift Corporation and
                          Interactive dated December 31, 1995
         (2)(13) 10.56    License, Reseller and Maintenance Agreement between Diamonds
                          Workflow Management Ltd. and Interactive dated January 2, 1997
            (13) 10.57    Amendment to Line of Credit Agreement between Sanwa Bank California and Interactive dated April 24, 1996
            (13) 10.58    Amendment to Line of Credit Agreement between Sanwa Bank California and Interactive dated January 15, 1997
            (13) 10.39    Term Loan Agreement between Sanwa Bank California and Interactive dated January 15, 1997
            (13) 10.60    Line of Credit Agreement between Sanwa Bank California and
                          Interactive dated January 15, 1997
            (13) 10.61    Standard Office Lease between Appletree Ltd. and Registrant dated
                          September 6, 1996
         (2)(13) 10.62    Distribution Agreement between evosoft Softwarevertrieb GmbH and
                          Interactive dated September 6, 1996

       EXHIBIT   EXHIBIT
       FOOTNOTE  NUMBER                         DESCRIPTION OF DOCUMENT
      ---------- ------   --------------------------------------------------------------------
             (6)  21.1    Subsidiaries of Registrant
                  23.1    Consent of Ernst & Young LLP, Independent Auditors
                  23.2    Consent of Price Waterhouse LLP, Independent Accountants
                  23.3    Consent of Ernst & Young LLP, Independent Auditors
                  23.4    Consent of Romito, Tomasetti & Associates, P.C., Independent
                          Auditors
                  24.1    Power of Attorney. Reference is made to page II-7

---------------

 - Schedules omitted pursuant to Regulation S-K, Item 601(b)(2) of the Commission. Registrant undertakes to furnish such schedules to the Commission supplementally upon request.

 (1) Filed as an exhibit to the Registrant's Registration Statement on From SB-2 (No. 33-97022 LA) or amendments thereto and incorporated herein by reference.

 (2) Certain confidential portions deleted.

 (3) Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 14(c).

 (4) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (No. 333-11741) and incorporated herein by reference.

 (5) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.

 (6) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

 (7) Filed as Exhibit 99.1 to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997, and incorporated herein by reference.

 (8) Filed as Exhibit 99.2 to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997, and incorporated herein by reference.

 (9) Filed as Exhibit 99.3 to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997, and incorporated herein by reference.

(10) Filed as Exhibit 99.4 to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997, and incorporated herein by reference.

(11) Filed as an exhibit to Interactive Group, Inc.'s Registration Statement on Form S-1 (No. 33-90816) and incorporated herein by reference.

(12) Filed as an exhibit to Interactive Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(13) Filed as an exhibit to Interactive Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.

(14) To be filed by amendment.

ITEM 22. UNDERTAKINGS.

     (1) The Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities

Act of 1933 ("The Act") and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference to the Prospectus/Joint Proxy Statement pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (4) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (5) Insofar as indemnification for liabilities arising under the Act, as may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Certificate of Incorporation and the Bylaws of the Registrant and the Delaware General Corporation Law, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, such or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of approximate jurisdiction the question of whether such indemnification by it is against public policy, as expressed in the Act, and will be governed by the final adjudication of such issue.

     (6) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (that is incorporated by reference in the Registration Statement) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, DataWorks Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on the 12th day of August, 1997.

                                          DATAWORKS CORPORATION

                                          By:     /s/ STUART W. CLIFTON
                                            ------------------------------------
                                            Stuart W. Clifton
                                            Chairman of the Board, Chief
                                              Executive Officer and President

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stuart W. Clifton and Norman R. Farquhar, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                   SIGNATURE                                TITLE                    DATE
-----------------------------------------------  ----------------------------  -----------------


             /s/ STUART W. CLIFTON               President, Chief Executive      August 12, 1997
-----------------------------------------------  Officer, Chairman of the
               Stuart W. Clifton                 Board and Director
                                                 (Principal Executive
                                                 Officer)

            /s/ NORMAN R. FARQUHAR               Executive Vice President,       August 12, 1997
-----------------------------------------------  Chief Financial Officer and
              Norman R. Farquhar                 Director

               /s/ RICK E. RUSSO                 Vice President, Finance and     August 12, 1997
-----------------------------------------------  Secretary (Principal
                 Rick E. Russo                   Accounting Officer)

               /s/ TONY N. DOMIT                 Director                        August 12, 1997
-----------------------------------------------
                 Tony N. Domit

            /s/ ROY THIELE-SARDINA               Director                        August 12, 1997
-----------------------------------------------
              Roy Thiele-Sardina

                   SIGNATURE                                TITLE                    DATE
-----------------------------------------------  ----------------------------  -----------------


              /s/ NATHAN W. BELL                 Director                        August 12, 1997
-----------------------------------------------
                Nathan W. Bell

               /s/ WILLIAM FOLEY                 Director                        August 12, 1997
-----------------------------------------------
                 William Foley

             /s/ RONALD S. PARKER                Director                        August 12, 1997
-----------------------------------------------
               Ronald S. Parker

                                 EXHIBIT INDEX

 EXHIBIT    EXHIBIT
 FOOTNOTE   NUMBER                          DESCRIPTION OF DOCUMENT
----------  -------   --------------------------------------------------------------------
(7)           2.1     Agreement and Plan of Merger and Reorganization by and among the
                      Registrant, DataWorks Acquisition Sub, Inc. and Interactive Group,
                      Inc.("Interactive"), dated as of July 31, 1997*
(1)           3.1     Registrant's Amended and Restated Articles of Incorporation
(1)           3.2     Registrant's Amended and Restated Bylaws
(1)           3.3     Amendment to Bylaws
              3.4     Certificate of Incorporation of DataWorks Acquisition Sub, Inc.
                      ("DataWorks Sub")
              3.5     Bylaws of DataWorks Sub
(1)           4.1     Amended and Restated Registration Rights Agreement dated August 24,
                      1995
(1)           4.2     Specimen stock certificate
(4)           4.3     Agreement and Plan of Merger and Reorganization by and among the
                      Registrant, DataWorks Acquisition Sub., Inc., DCD Corporation and
                      certain shareholders of DCD Corporation, dated as of August 16,
                      1996*
              5.1     Opinion of Cooley Godward LLP
(14)          8.1     Tax Opinion of Cooley Godward LLP
(14)          8.1     Tax Opinion of Pillsbury Madison & Sutro LLP
(1)          10.1     Form of Indemnity Agreement entered into between the Registrant and its directors and officers, with related schedule
(3)(6)       10.2     Registrant's 1995 Equity Incentive Plan (the "Equity Plan"), as
                      amended
(1)(3)       10.3     Forms of Incentive Stock Option and Nonstatutory Stock Option under the Equity Plan
(1)(3)       10.4     Form of Stock Option outside the Equity Plan
(3)(6)       10.5     Registrant's 1995 Non-Employee Directors' Stock Option Plan, as
                      amended
(3)(6)       10.6     Registrant's 1995 Employee Stock Purchase Plan and form of Employee
                      Stock Purchase Plan Offering, as amended
(1)(3)       10.7     Executive Employment Agreement entered into between the Registrant and Stuart W. Clifton
(1)(3)       10.8     Executive Employment Agreement entered into between the Registrant and Mark S. Howlett
(1)(3)       10.9     Agreement entered into between the Registrant and Rick E. Russo
(3)(5)       10.10    Offer Letter, dated as of January 17, 1996, entered into between the
                      Registrant and Norman R. Farquhar
(1)          10.11    Loan Agreement dated September 6, 1995 between the Registrant and
                      First Interstate Bank of California
(1)          10.12    Sublease Agreement dated November 22, 1991 between the Registrant and the Titan Corporation (the "Sublease")
(1)          10.13    First Amendment to Sublease dated December 1, 1994
(1)          10.14    Lease Agreement dated September 1, 1991 between MCC and Pactel
                      Properties
(2)(5)       10.15    Value Added Reseller Agreement dated December 27, 1995 between the
                      Registrant and VMARK Software, Inc.

 EXHIBIT    EXHIBIT
 FOOTNOTE   NUMBER                          DESCRIPTION OF DOCUMENT
----------  -------   --------------------------------------------------------------------
(1)(2)       10.16    Value Added Remarketer Agreement dated December 16, 1993 between the
                      Registrant and Sybase, Inc.
(1)(2)       10.17    Value Added Reseller Agreement dated March 1, 1994 between the
                      Registrant and UniData, Inc.
(4)          10.18    Reference is made to Exhibit 4.3.*
(6)          10.19    Lease Agreement dated January 16, 1997 between Registrant and Whiop
                      Real Estate Limited Partnership
(6)          10.20    First Amendment to Credit Agreement dated December 20, 1996 between the Registrant and Wells Fargo Bank, National Association as
                      successors by merger to First Interstate Bank of California
(3)(6)       10.21    Registrant's 1996 Executive Compensation Plan, dated February 2,
                      1996
(3)(6)       10.22    Executive Employment Agreement dated September 27, 1996 entered into between the Registrant and Robert W. Brandel
(3)(6)       10.23    Form of Split Dollar Insurance Agreement (Endorsement) and
                      underlying agreements, entered into between Registrant and certain of its executive officers
(3)(6)       10.24    Form of Split Dollar Insurance Agreement (Collateral Assignment) and
                      underlying agreements, entered into between Registrant and certain of its executive officers
(8)          10.25    Option Agreement, dated as of July 31, 1997, between the Registrant and Interactive
(9)          10.26    Form of Voting Agreement between the Registrant and certain stockholders of Interactive
(10)         10.27    Form of Voting Agreement between Interactive and certain
                      shareholders of the Registrant
(3)(7)       10.28    Form of Employment Agreement between the Registrant and Robert C.
                      Vernon..............................................................
(3)(7)       10.29    Form of Employment Agreement between the Registrant and Mark
                      Hellinger
(3)(7)       10.30    Form of Noncompetition Agreement between the Registrant and Robert
                      C. Vernon
(3)(7)       10.31    Form of Noncompetition Agreement between the Registrant and Mark
                      Hellinger
(13)         10.32    1995 Stock Option Plan, as amended of Interactive (the "Interactive
                      Option Plan")
(11)         10.33    Form of Incentive Stock Option under the Interactive Option Plan
(11)         10.34    Form of Representative's Warrant Agreement issued by Interactive to
                      Cruttenden Roth Incorporated
(11)         10.35    Stock Purchase Agreement between Harvey N. Short and Interactive dated June 1, 1994
(2)(11)      10.36    Pickedi License Agreement between Apex Systems Limited and
                      Interactive dated March 4, 1992
(2)(11)      10.37    Dealer Agreement between Expert Application Systems Limited and
                      Interactive dated January 1, 1995
(2)(11)      10.38    Purchase Agreement between Hewlett-Packard Company and Interactive dated February 1, 1995
(2)(11)      10.39    Letter Agreement between Smart Software, Inc. and Interactive dated
                      October 20, 1993

 EXHIBIT    EXHIBIT
 FOOTNOTE   NUMBER                          DESCRIPTION OF DOCUMENT
----------  -------   --------------------------------------------------------------------
(2)(11)      10.40    SB+ Value Improvement Program/Dealer License Agreement between
                      Millsoft, Inc. and Interactive dated October 17, 1990
(2)(11)      10.41    SB+ Value Improvement Program/Dealer License Agreement between
                      Interactive (formerly Intrepid Software, Inc.) and Millsoft, Inc.
                      dated February 1, 1991
(2)(11)      10.42    Value Added Reseller Agreement between UniData, Inc. and Interactive dated January 15, 1992
(2)(11)      10.43    Distributor Agreement between VMARK Software, Inc. and Interactive
                      (formerly Intrepid Software, Inc.) dated January 1, 1993
(2)(11)      10.44    License Agreement between Enterprise Power International, Inc. and
                      Interactive dated February 1, 1995
(2)(11)      10.45    Letter Agreement between System Builder and Interactive (formerly
                      Intrepid Software, Inc.) dated June 8, 1994
(2)(11)      10.46    EDI*Port Distribution Agreement between Userbase Systems, Inc. and
                      Interactive (formerly Intrepid Software, Inc.) dated October 23,
                      1991
(11)         10.47    Line of Credit Agreement between Sanwa Bank California and
                      Interactive dated June 29, 1994
(11)         10.48    Equipment Purchase Line of Credit Agreement between Sanwa Bank
                      California and Interactive dated June 29, 1994
(11)         10.49    Letter Agreement regarding overdraft facility entered into between the Royal Bank of Scotland plc and Interactive (U.K.) Limited dated
                      June 27, 1994, including related security documents
(11)         10.50    Line of Credit Agreement between Eastern Bank and Interactive
                      (formerly Intrepid Software, Inc.) dated September 7, 1994, including related Security Agreement, Note and Term Note
(11)         10.51    Office Building Lease between Sunland Diversified and Interactive dated October 1, 1994
(11)         10.52    Lease between The Standard Life Assurance Company and Interactive dated July 13, 1990
(11)         10.53    Lease between James S. Hekimian and William G. Finard, as Trustees of Burlington Woods Office Trust No. 11 under a Declaration of Trust dated September 10, 1980, and Interactive (formerly Intrepid
                      Software, Inc.) dated September 23, 1991
(11)         10.54    Plan and Agreement of Merger between Interactive, Inc., Interepid
                      Software, Inc. and Randolph S. Naylor dated March 17, 1995
(12)         10.55    Office building sublease between Fourth Shift Corporation and
                      Interactive dated December 31, 1995
(2)(13)      10.56    License, Reseller and Maintenance Agreement between Diamonds
                      Workflow Management Ltd. and Interactive dated January 2, 1997
(13)         10.57    Amendment to Line of Credit Agreement between Sanwa Bank California and Interactive dated April 24, 1996
(13)         10.58    Amendment to Line of Credit Agreement between Sanwa Bank California and Interactive dated January 15, 1997
(13)         10.59    Term Loan Agreement between Sanwa Bank California and Interactive dated January 15, 1997

 EXHIBIT    EXHIBIT
 FOOTNOTE   NUMBER                          DESCRIPTION OF DOCUMENT
----------  -------   --------------------------------------------------------------------
(13)         10.60    Line of Credit Agreement between Sanwa Bank California and
                      Interactive dated January 15, 1997
(13)         10.61    Standard Office Lease between Appletree Ltd. and Registrant dated
                      September 6, 1996
(2)(13)      10.62    Distribution Agreement between evosoft Softwarevertrieb GmbH and
                      Interactive dated September 6, 1996
(6)          21.1     Subsidiaries of Registrant
             23.1     Consent of Ernst & Young LLP, Independent Auditors
             23.2     Consent of Price Waterhouse LLP, Independent Accountants
             23.3     Consent of Ernst & Young LLP, Independent Auditors
             23.4     Consent of Romito, Tomasetti & Associates, P.C., Independent
                      Auditors
             24.1     Power of Attorney. Reference is made to page II-7

---------------

  * Schedules omitted pursuant to Regulation S-K, Item 601(b)(2) of the Commission. Registrant undertakes to furnish such schedules to the Commission supplementally upon request.

 (1) Filed as an exhibit to the Registrant's Registration Statement on Form SB-2 (No. 33-97022 LA) or amendments thereto and incorporated herein by reference.

 (2) Certain confidential portions deleted.

 (3) Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 14(c).

 (4) Filed as an exhibit to the Registrant's Registration Statement on Form S-4 (No. 333-11741) and incorporated herein by reference.

 (5) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.

 (6) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

 (7) Filed as Exhibit 99.1 to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997, and incorporated herein by reference.

 (8) Filed as Exhibit 99.2 to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997, and incorporated herein by reference.

 (9) Filed as Exhibit 99.3 to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997, and incorporated herein by reference.

(10) Filed as Exhibit 99.4 to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997, and incorporated herein by reference.

(11) Filed as an exhibit to Interactive Group, Inc.'s Registration Statement on Form S-1 (No. 33-90816) and incorporated herein by reference.

(12) Filed as an exhibit to Interactive Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995, and incorporated herein by reference.

(13) Filed as an exhibit to Interactive Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.

(14) To be filed by amendment.